July 1, 2025

CONFIDENTIAL AND VIA EDGAR

Draft Registration Statement
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Firefly Neuroscience, Inc.
Confidential Submission of the Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of our client, Firefly Neuroscience, Inc., a Delaware corporation (the ?Company?), we hereby submit a draft
Registration Statement on Form S-l (the ?Draft Registration Statement?) via EDGAR to the Securities and Exchange
Commission (the ?Commission?) for confidential nonpublic review.

The Draft Registration Statement relates to registration for resale of the Company?s common stock under Section 12(b) of the Securities Exchange Act of 1934, as amended. The Company also confirms that it will publicly file the Registration Statement on
Form S-l and the Draft Registration Statement at least 48 hours prior to any requested effective time and date.

If you have any question regarding the Draft Registration Statement, please do not hesitate to contact me at 202-869-0888 (ext. 100)
or lou@bevilacquapllc.com.

Very truly yours,

/s/ Louis A. Bevilacqua
Louis A. Bevilacqua

cc:
Greg Lipschitz, Chief Executive Officer
Firefly Neuroscience, Inc.

As confidentially submitted to the Securities and Exchange Commission on July 1, 2025

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

FIREFLY NEUROSCIENCE, INC.

(Exact name of registrant as specified in its charter)

Delaware

7372

54-1167364
(State or other jurisdiction of
incorporation or organization)

(Primary Standard Industrial
Classification Code Number)

(IRS Employer
Identification Number)

1100 Military Road
Kenmore, NY 14217
(888) 237-6412

(Address, including zip code, and telephone number, including area code, of registrant?s principal executive offices)

Greg Lipschitz
Chief Executive Officer
1100 Military Road
Kenmore, NY 14217
(888) 237-6412

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Louis A. Bevilacqua, Esq.
Bevilacqua PLLC
1050 Connecticut Avenue, NW, Suite 500
Washington, DC 20036
(202) 869-0888

     Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the ?Securities Act?) check the following box:  ?

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ?

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ?

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ?

     Indicate by check mark whether the registrant is a large, accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of ?large, accelerated filer,? ?accelerated filer,? ?smaller reporting company,? and ?emerging growth company? in Rule 12b-2 of the Exchange Act.

Large, accelerated filer

?

Accelerated filer

?
Non-accelerated filer

?

Smaller reporting company

?

Emerging growth company

?

     If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ?

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY
BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER
AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER
BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS
REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SEC, ACTING PURSUANT
TO SAID SECTION 8(A), MAY DETERMINE.

EXPLANATORY NOTE

Firefly Neuroscience, Inc., a Delaware corporation, initially filed with the Securities and Exchange Commission (the ?SEC?) (i) a
registration statement on Form S-1 (File No. 333-282357) on September 27, 2024, which was declared effective on February 5, 2025
(as subsequently amended, the ?First Prior Registration Statement?), and (ii) a registration statement on Form S-1 (File No. 333-
284782) on February 7, 2025, which was declared effective on February 13, 2025 (the ?Second Prior Registration Statement? together with the First Prior Registration Statement, the ?Prior Registration Statements?). The Prior Registration Statements collectively registered the resale of an aggregate of (a) 2,559,645 shares of common stock, par value $0.0001 per share (the ?Common Stock?), (b)
1,600,000 shares of Common Stock, including 800,000 shares of Common Stock issuable upon conversion of a convertible promissory note of the Company dated December 20, 2024 and up to 800,000 shares of Common Stock issuable upon exercise of a
Common Stock purchase warrant of the Company dated December 20, 2024; and (c) 2,934,666 shares of Common Stock, that the
Company may, in its sole discretion, elect to sell pursuant to the purchase agreement, dated as of December 20, 2024, by and between the Company and Arena Business Solutions Global SPC II, Ltd (the ?ELOC Purchase Agreement?).

A total of (i) 314,036 shares of Common Stock registered for resale under the First Prior Registration Statement; and (ii) 2,934,666
shares of Common Stock registered for resale under the Second Prior Registration Statement remain unsold.

Pursuant to Rule 429 under the Securities Act the prospectus included in this registration statement is a combined prospectus and also relates to all the securities registered for resale and remaining unsold under the Prior Registration Statements. Accordingly, this registration statement, which is a new registration statement also constitutes Post-Effective Amendment No. 1 to the First Prior
Registration Statement and Post-Effective Amendment No. 1 to the Second Prior Registration Statement, which shall hereafter become effective concurrently with the effectiveness of this registration statement.

Consequently, the prospectus in this registration statement is a combined prospectus for (i) 314,036 shares of Common Stock remaining for resale under the First Prior Registration Statement; (ii) 2,934,666 shares of Common Stock remaining for resale under the Second Prior Registration Statement; (iii) up to 547,737 shares of Common Stock, 547,737 shares of Common Stock issuable upon the exercise of the March 2025 Units Offering Warrants (as defined below), and up to 25,958 shares of Common Stock issuable upon the exercise of the Finder?s Warrants (as defined below) being newly registered hereunder, (iv) up to 44,932 shares of Common Stock issuable upon the exercise of the Spiro?s Warrant (as defined below) being newly registered hereunder, (v) up to 16,666 shares of
Common Stock issued to Wellington-Altus Private Wealth Inc being newly registered hereunder; (vi) up to 122,407 shares of
Common Stock issued to BPY Limited being newly registered hereunder; (vii) up to 217,593 shares of Common Stock issued to
Nomis Bay Ltd. being newly registered hereunder; viii) up to 21,000 shares of Common Stock issued to 1128526 Alberta Ltd. being newly registered hereunder; (ix) up to 3,333 shares of Common Stock issued to Midwood Advisors LLC being newly registered hereunder; (x) up to 340,000 shares of Common Stock issued to investors in the June 2025 Units Offering (as defined below) being newly registered hereunder; (xi) up to 60,000 shares of Common Stock issuable upon the exercise of the June 2025 Pre-Funded
Warrant (as defined below) being newly registered hereunder; (xii) up to 400,000 shares of Common Stock issuable upon the exercise of the $3.50 Warrants (as defined below) being newly registered hereunder; (xiii) up to 400,000 shares of Common Stock issuable upon the exercise of the $4.00 Warrants (as defined below) being newly registered hereunder; (xiv) up to 5,000 shares of Common
Stock issued to Charlotte Baumeister being newly registered hereunder; and (xv) up to 8,216 shares of Common Stock issued to Jason
Dubraski registered hereunder being newly registered hereunder.

If any securities previously registered under the Prior Registration Statements are offered and sold before the effective date of this registration statement, the amount of previously registered securities so sold will not be included in the prospectus that is a part of this registration statement.

Pursuant to Rule 416, this registration statement also covers additional securities that may be offered as a result of anti-dilution provisions regarding stock splits, stock dividends, or similar transactions relating to the shares of Common Stock issuable upon exercise of warrants covered by this registration statement.

The registrant previously paid a registration fee of $1,316.65 in connection with the filing of the First Prior Registration Statement.
The registrant previously paid a registration fee of $2,475.03 in connection with the filing of the Second Prior Registration Statement.
The Registrant is paying concurrently herewith the registration fee of $[*] in connection with the registration of 6,009,281 shares of
Common Stock.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and does not constitute the solicitation of offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED July 1, 2025

PRELIMINARY PROSPECTUS

FIREFLY NEUROSCIENCE, INC.

Up to 4,355,083 Shares of Common Stock

Up to 168,071 Shares of Common Stock Underlying Series C Warrants

Up to 7,500 Shares of Common Stock Underlying Broker Warrants

Up to 547,737 Shares of Common Stock Underlying March 2025 Units Offering Warrants

Up to 25,958 Shares of Common Stock Underlying Finder?s Warrants

Up to 44,932 Shares of Common Stock Underlying Spiro?s Warrant

60,000 Shares of Common Stock Underlying June 2025 Units Offering Pre-Funded Warrant

400,000 Shares of Common Stock Underlying $3.50 Warrants

400,000 Shares of Common Stock Underlying $4.00 Warrants

This prospectus relates to the offer and sale, from time to time, by the selling securityholders named in this prospectus or their permitted transferees (the ?Selling Securityholders?) of an aggregate of 6,009,281 shares of common stock, par value $0.0001 per share (?Common Stock?) of Firefly Neuroscience, Inc., a Delaware corporation (?Firefly,? the ?Company,? ?we,? ?us? or ?our?), consisting of:

?
up to 138,465 shares of Common Stock previously issued by Private Firefly (as defined below) after the Effectiveness Date
(the ?Private Firefly Shares?);

?
up to 2,934,666 share of Common Stock (the ?ELOC Shares?), that we may, in our sole discretion, elect to sell to Arena
Business Solutions Global SPC II, Ltd, an exempted company with limited liability incorporated under the laws of Cayman
Islands (?Arena?) pursuant to the Purchase Agreement, dated as of December 20, 2024, by and between us and Arena (the
?ELOC Purchase Agreement?);

?
up to 547,737 shares of Common Stock (the ?March 2025 Units Offering Shares?) issued pursuant to the private placement subscription agreement (the ?March 2025 Subscription Agreement?), dated as of March 28, 2025, by and between us and certain March 2025 Units Offering subscribers (the ?Subscribers?);

?
up to 16,666 shares of Common Stock issued to National Bank as compensation for the financial advisory services provided by Wellington-Altus (the ?Wellington-Altus Shares?);

?
up to 122,407 shares of Common Stock issued to BPY Limited pursuant to the Letter Agreement (the ?BPY Letter
Agreement?), dated as of April 18, 2025, by and between us and BPY Limited (the ?BPY Shares?);

?
up to 217,593 shares of Common Stock issued to Nomis Bay Ltd. pursuant to the Letter Agreement (the ?Nomis Bay Letter
Agreement?), dated as of April 18, 2025, by and between us and Nomis Bay Ltd. (the ?Nomis Bay Shares?);

?
up to 21,000 shares of Common Stock issued to 1128526 Alberta Ltd. pursuant to the Mutual Release and Settlement
Agreement (the ?Settlement Agreement?), dated as of April 18, 2025, and a related Private Placement Subscription
Agreement (the ?Subscription Agreement?), dated as of April 18, 2025, with Ian McLean (?McLean?) and 1128526 Alberta
Ltd. (?1128526 Alberta?), an entity controlled by McLean (the ?McLean Parties Settlement Shares?);

?
up to 3,333 shares of Common Stock issued to Midwood Advisors in consideration for consulting services rendered (the
?Midwood Advisors Shares?)

?
up to 168,071 shares of Common Stock issuable upon the exercise of the Series C Warrants issued to the investors in the
Series C Financing;

?
up to 7,500 shares of Common Stock issuable upon the exercise of warrants issued to certain brokers as compensation in connection with certain transactions consummated prior to the Merger (as defined below) (the ?Broker Warrants?);

?
up to 547,737 shares of Common Stock issuable upon the exercise of purchase warrants to purchase Common Stock (the
?March 2025 Units Offering Warrants?) issued in the March 2025 Units Offering;

?
up to 25,958 shares of Common Stock issuable upon the exercise of purchase warrants (the ?Finder?s Warrants?) issued to
Canaccord Genuity Corp. (?Canaccord?) and Research Capital Corporation (?Research Capital?), pursuant to the finder?s fee agreement, dated as of January 31, 2025, by and between us and Canaccord and the finder?s fee agreement, dated as of
February 3, 2025, by and between us and Research Capital;

?
up to 44,932 shares of Common Stock issuable upon the exercise of the Series A performance warrant (the ?Spiro?s
Warrant?) issued to Alex Spiro, pursuant to the consulting agreement, dated as of March 16, 2024, by and between us and
Alex Spiro (the ?Spiro Consulting Agreement?);

?
up to 340,000 shares of Common Stock issued to the investors in the June 2025 Units Offering (the ?June 2025 Units
Offering Shares?);

?
up to 60,000 shares of Common Stock issuable upon the exercise of the June 2025 Units Offering Pre-Funded Warrant;

?
up to 400,000 shares of Common Stock issuable upon the exercise of the $3.50 Warrants;

?
up to 400,000 shares of Common Stock issuable upon the exercise of the $4.00 Warrants;

?
up to 5,000 shares of Common Stock issued to Charlotte Baumeister, pursuant to the share issuance and release of liability agreement (the ?Share Issuance and Release of Liability Agreement?) dated as of June 17, 2025, by and between us and
Charlotte Baumeister (the ?Baumeister Shares?); and

?
up to 8,216 shares of Common Stock issued to Jason DuBraski, pursuant to the separation agreement and release (the
?Separation Agreement and Release?) dated as of June 17, 2025, by and between us and Jason DuBraski (the ?DuBraski
Shares?).

The shares of Common Stock, including the Private Firefly Shares, the ELOC Shares, the March 2025 Units Offering Shares, the
Wellington-Altus Shares, the BPY Shares, the Nomis Bay Shares, the McLean Parties Settlement Shares, the Midwood Advisors
Shares, the June 2025 Units Offering Shares, the DuBraski Shares, the Baumeister Shares, the Common Stock underlying the Series C
Warrants, the Broker Warrants, the March 2025 Units Offering Warrants, the Finder?s Warrants, the Spiro?s Warrant, the June 2025
Units Offering Pre-Funded Warrant, the $3.50 Warrants, and the $4.00 Warrants were issued in reliance upon the exemption from the registration requirements in Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder.

On August 12, 2024 (the ?Closing Date?), we consummated the reverse merger transaction (the ?Merger?) contemplated by that certain Agreement and Plan of Merger, dated as of November 15, 2023 (as amended from time to time, the ?Merger Agreement?), by and among WaveDancer, Inc., a Delaware corporation (?WaveDancer?), FFN Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of WaveDancer (?FFN?), and Firefly Neuroscience, Inc., a Delaware corporation (?Private Firefly?), pursuant to which FFN merged with and into Private Firefly, with Private Firefly surviving the merger as a wholly owned subsidiary of
WaveDancer. On the Closing Date (i) pursuant to the Amended and Restated Certificate of Incorporation of WaveDancer, we changed our name to Firefly Neuroscience, Inc., and (ii) pursuant to an amendment to its Certificate of Incorporation, Private Firefly changed its name to Firefly Neuroscience 2023, Inc. and (iii) Private Firefly and FFN filed the Certificate of Merger with the State of
Delaware. At the effective time of the Merger, among other things: (i) each outstanding share of Private Firefly common stock was converted into the right to receive the number of shares of the Company Common Stock equal to the Exchange Ratio, as described herein and (ii) we assumed all of Private Firefly?s rights and obligations under the warrants that were outstanding and unexercised as of immediately prior to the effective time of the Merger, and such warrants became become exercisable for shares of our Common
Stock.

In addition, in connection with the Merger, we filed a registration statement on Form S-4 on January 22, 2024, which such registration statement was declared effective by the Securities and Exchange Commission on February 6, 2024 (the ?Effectiveness Date?).

The Selling Securityholders will receive all of the proceeds from any sales of the shares offered hereby. We will bear all costs, expenses and fees in connection with the registration of the shares of Common Stock. The Selling Securityholders will bear all commissions and discounts, if any, attributable to their respective sales of the shares of Common Stock. We will not receive any of the proceeds from the sales of Common Stock included in this prospectus by the Selling Securityholders, but we will incur expenses in connection with the offering. We may receive proceeds up to US$10,000,000 in aggregate gross proceeds under the ELOC Purchase
Agreement from sales of our Common Stock we may elect to make to Arena pursuant to the ELOC Purchase Agreement. To the extent the Series C Warrants, the Broker Warrants, the March 2025 Units Offering Warrants, the Finder?s Warrants, the Spiro?s
Warrant, the June 2025 Units Offering Pre-Funded Warrant, the $3.50 Warrants, and the $4.00 Warrants are exercised for cash, if at all, we will receive the exercise price of such warrants. We intend to use those proceeds, if any, for general corporate purposes.

Arena may sell or otherwise dispose of our Common Stock described in this prospectus in a number of different ways and at varying prices. See ?Plan of Distribution? for more information about how the Selling Stockholders may sell or otherwise dispose of our
Common Stock pursuant to this prospectus. Arena is an ?underwriter? within the meaning of Section 2(a)(11) of the Securities Act.

Our shares of Common Stock are listed on the Nasdaq Capital Market (?Nasdaq?) under the symbol ?AIFF.? On June 23, 2025, the closing sale price of shares of our Common Stock was $2.86.

Investing in our securities involves significant risks. Investing in shares of our Common Stock involves risks that are described in the ?Risk Factors? section beginning on page 12 of this prospectus to read about the factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 1, 2025.

TABLE OF CONTENTS

Page
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

1
FREQUENTLY USED TERMS

2
MARKET AND INDUSTRY DATA

4
PROSPECTUS SUMMARY

4
RISK FACTORS

12
USE OF PROCEEDS

40
DETERMINATION OF OFFERING PRICE

41
MARKET PRICE OF OUR COMMON STOCK AND DIVIDENDS

42
MANAGEMENT?S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

43
BUSINESS

53
MANAGEMENT

69
EXECUTIVE COMPENSATION

75
DESCRIPTION OF CAPITAL STOCK

91
BENEFICIAL OWNERSHIP OF SECURITIES

97
SELLING SECURITYHOLDERS

98
CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

102
MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR HOLDERS OF COMMON STOCK AND WARRANTS

105
PLAN OF DISTRIBUTION

109
LEGAL MATTERS

111
EXPERTS

111
WHERE YOU CAN FIND ADDITIONAL INFORMATION

111
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

111
INDEX TO FINANCIAL STATEMENTS

F-1

You should rely only on the information contained in this prospectus. No one has been authorized to provide you with information that is different from that contained in this prospectus. This prospectus is dated as of the date set forth on the cover hereof. You should not assume that the information contained in this prospectus is accurate as of any date other than that date.

For investors outside of the United States: We have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United
States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our securities and the distribution of this prospectus outside the United States.

This document contains references to trademarks and service marks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ? or ? symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. Firefly does not intend its use or display of other companies? trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of Firefly by, any other companies.

Notwithstanding references thereto in this prospectus, Firefly?s website is not part of and is not incorporated in the prospectus, and you should not consider information found on Firefly?s website to be part of this prospectus.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus may constitute ?forward-looking statements? for purposes of the federal securities laws and the
Private Securities Litigation Reform Act of 1995. Forward-looking statements are any statements that look to future events and include, but are not limited to, statements regarding our business strategy, plans and objectives; anticipated future operating results and operating expenses, cash flows, capital resources, and liquidity; trends, opportunities and risks affecting our business, industry and financial results; the expected benefits of use of our solutions; future expansion or growth plans and potential for future growth; our business prospects; our systems and technology, future profitability; the sufficiency of our existing cash and cash equivalents to meet our working capital and capital expenditure needs over the next twelve months; acquisitions; and our expectations or beliefs concerning future events. In addition, the words ?anticipates,? ?appear,? ?approximate,? ?believe,? ?continue,? ?could,? ?estimate,?
?expect,? ?foresee,? ?intends,? ?may,? ?might,? ?plan,? ?possible,? ?potential,? ?predict,? ?project,? ?seek,? ?should,? ?would? and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are neither historical facts nor assurances of future performance, and are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Therefore, you should not place undue reliance on these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following:

?
fluctuation and volatility in market price of our Common Stock due to market and industry factors, as well as general economic, political and market conditions;

?
our ability to continue as a going concern;

?
the impact of dilution on our stockholders, including through the issuance of additional equity securities in the future;

?
our ability to realize the intended benefits of the Merger;

?
the impact of our ability to realize the anticipated tax impact of the Merger;

?
the outcome of litigation or other proceedings may become subject to in the future;

?
delisting of our Common Stock from Nasdaq or the failure for an active trading market to develop;

?
the failure of our altered business operations, strategies and focus to result in an improvement for the value of our Common
Stock;

?
the availability of and our ability to continue to obtain sufficient funding to conduct planned operations and realize potential profits;

?
our limited operating history;

?
the impact of the complexity of the regulatory landscape on our ability to seek and obtain regulatory approval for its BNA
Platform, both within and outside of the U.S.;

?
challenges that we may face with maintaining regulatory approval, if achieved;

?
the impact of the concertation of capital stock ownership with our insiders on stockholders? ability to influence corporate matters.

?
the impacts of future acquisitions of businesses or products and the potential to fail to realize intended benefits of such acquisition;

?
the potential impact of changes in the legal and regulatory landscape, both within and outside of the U.S.;

?
our dependence on third parties;

?
challenges we may face with respect to our BNA Platform achieving market acceptance;

?
the impact of pricing of our BNA Platform;

?
emerging competition and rapidly advancing technology in our industry;

?
our ability to obtain, maintain and protect its trade secrets or other proprietary rights, operate without infringing upon the proprietary rights of others and prevent others from infringing on its proprietary rights;

?
our ability to maintain adequate cyber security and information systems;

?
our ability to generate sufficient revenue to achieve and sustain profitability;

?
the risk that our significant increased expenses and administrative burdens as a public company could have an adverse effect on our business, financial condition and results of operations; and

?
the other factors set forth in the section of this prospectus entitled ?Risk Factors.?

These forward-looking statements are based on information available as of the date of this prospectus and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

In addition, statements that ?we believe? and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this registration statement, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information.
These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.

The forward-looking statements made in this registration statement relate only to events or information as of the date on which the statements are made in this registration statement. Except as expressly required by the federal securities laws, there is no undertaking to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason.

1

FREQUENTLY USED TERMS

?2024 Plan? means the Firefly Neuroscience, Inc. 2024 Long-Term Incentive Plan.

?$3.50 Warrants? the warrants to purchase shares of Common Stock at an exercise price of $3.50 per share, issued to the investors in the June 2025 Units Offering.

?$4.00 Warrants? the warrants to purchase shares of Common Stock at an exercise price of $4.00 per share, issued to the investors in the June 2025 Units Offering.

?AI? means artificial intelligence.

?Arena? means Arena Business Solutions Global SPC II, Ltd, an exempted company limited by shares incorporated under the laws of the Cayman Islands.

?BNA Platform? means Firefly?s FDA-510(k) cleared Brain Network Analytics software platform.

?Board? means the Board of Directors of Firefly.

?Broker Warrants? means the warrants to purchase shares of Common Stock issued to certain brokers as compensation in connection with certain transactions consummated prior to the Merger.

?Bylaws? means the Amended and Restated Bylaws of Firefly Neuroscience, Inc.

?Canaccord? means Canaccord Genuity Corp.

?CDN? means Canadian dollar.

?Charter? means the Amended and Restated Certificate of Incorporation of Firefly Neuroscience, Inc.

?Closing Date? means August 12, 2024, the closing date of the Merger.

?Common Stock? means the shares of common stock of Firefly Neuroscience, Inc., par value $0.0001 per share.

?DGCL? means the General Corporation Law of the State of Delaware.

?EEG? means electroencephalograms.

?Effectiveness Date? means February 6, 2024, the date on which the SEC declared the registration statement on Form S-4 (File No.
333-276649) effective.

?ELOC Beneficial Ownership Limitation? means the limitation set out in the ELOC Purchase Agreement whereby the Company shall not issue or sell, and Arena shall not purchase or acquire, any of our Common Stock which, when aggregated with all other Common
Stock then beneficially owned by Arena and its affiliates (as calculated pursuant to Section 13(d) of the Exchange Act and Rule 13d-3 promulgated thereunder), would result in the beneficial ownership by Arena Business Solutions Global SPC II, Ltd of more than
9.99% of the then outstanding Common Stock.

?ELOC Purchase Agreement? means the ELOC Purchase Agreement to sell Firefly?s Common Stock to Arena, dated as of December
20, 2024, by and between Firefly and Arena.

?Exchange Act? means the U.S. Securities Exchange Act of 1934, as amended.

?Exchange Ratio? means 0.1040, the ratio in which the shares of WaveDancer Common Stock were converted to shares of Firefly
Common Stock.

?FDA? means the U.S. Food and Drug Administration.

?FFN? or ?Merger Sub? means FFN Merger Sub, Inc., a Delaware corporation.

?Finder?s Warrants? means the share purchase warrants (i) to Canaccord of up to 7.5% of the March 2025 Units subscribed for by person introduced to the Company by Canaccord, and (ii) to Research Capital of up to 7.5% of the March 2025 Units subscribed for by person introduced to the Company by Research Capital.

?Firefly? means Firefly Neuroscience, Inc., a Delaware corporation (formerly known as WaveDancer, Inc. prior to the consummation of the Merger).

?GAAP? means U.S. generally accepted accounting principles.

?IIA? means the Israel Innovation Authority (formerly known as the Office of the Chief Scientist of the Ministry of Economy and
Industry).

?June 2025 Purchase Agreement? means the securities purchase agreement, pursuant to which the Company sold 400,000 of units
(each a ?June 2025 Unit? and, collectively the ?June 2025 Units?), at a purchase price of $3.00 per June 2025 Unit (the ?June 2025
Units Offering), dated as of June 16, 2025, by and between Firefly and certain June 205 Units Offering investor.

?June 2025 Units Offering Pre-Funded Warrant? means prefunded warrant to purchase shares of Common Stock at a nominal exercise price of $0.0001 per share, to the extent that acquiring the shares of Common Stock instead of the June 2025 Units Offering Pre-
Funded Warrant would have caused the investors to own in excess of 4.99% of the outstanding Common Stock on a post-issuance basis

?March 2025 Subscription Agreement? means the private placement subscription agreement, pursuant to which the Company sold
547,737 of units (each a ?March 2025 Unit? and, collectively the ?March 2025 Units?), at a purchase price of $3.00 per Unit (the
?March 2025 Units Offering?), dated as of March 28, 2025, by and between Firefly and certain March 2025 Units Offering subscribers (the ?Subscribers?).

?March 2025 Units Offering Pre-Funded Warrants? means the pre-funded warrants to purchase Common Stock to the extent that acquiring the shares of Common Stock instead of such prefunded warrants would have caused the Subscriber to own in excess of
4.99% of the shares of outstanding Common Stock on a post-issuance basis, issued to the Subscribers.

?March 2025 Units Offering Warrants? means the warrants to purchase Common Stock over thirty-six (36) months at an exercise price of $4.00 per share, issued to the Subscribers.

?Merger? means the reverse merger transaction contemplated by the Merger Agreement.

?Merger Agreement? means that certain Agreement and Plan of Merger, dated as of November 15, 2023, as amended by that certain
Amendment No. 1 on January 12, 2024, and that certain Amendment No. 2 on June 17, 2024, by and among Firefly Neuroscience,
Inc. (formerly known as WaveDancer, Inc.), FFN Merger Sub, Inc. and Firefly Neuroscience 2023, Inc. (formerly known as Firefly
Neuroscience, Inc.).

?Midwood Advisors? means Midwood Advisors LLC.

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?Nasdaq? means the Nasdaq Capital Market.

?National Bank? means National Bank Financial Inc.

?FFN? or ?Merger Sub? means FFN Merger Sub, Inc., a Delaware corporation.

?Firefly? means Firefly Neuroscience, Inc., a Delaware corporation (formerly known as WaveDancer, Inc. prior to the consummation of the Merger).

?NIS? means the New Israeli Shekel, the lawful currency of the State of Israel.

?PIPE Investors? means the investors signatory to the Securities Purchase Agreement in the Private Placement.

?PIPE Shares? means the shares of Common Stock issued and sold in the Private Placement pursuant to the Securities Purchase
Agreement.

?Pre-Funded Warrants? means the pre-funded warrants to purchase up to an aggregate of 504,323 shares of Common Stock at an exercise price of $0.0001 per share, issued to the PIPE Investors in the Private Placement.

?Private Firefly? means Firefly Neuroscience 2023, Inc. a company incorporated under the State of Delaware

?Private Placement? means the private placement transaction contemplated by the Securities Purchase Agreement, which closed on
August 12, 2024, simultaneously with the closing of the Merger.

?Private Placement Warrants? means the warrants to purchase up to an aggregate of 823,530 shares of Common Stock at an exercise price of $0.71 per share, issued to the PIPE investors in the Private Placement.

?Research Capital? means Research Capital Corporation.

?SEC? means the U.S. Securities and Exchange Commission.

?Securities Act? means the U.S. Securities Act of 1933, as amended.

?Securities Purchase Agreement? means that certain Securities Purchase Agreement to purchase shares of Common Stock, Pre-Funded
Warrants and Warrants of Firefly, dated as of July 26, 2024, by and between Firefly and the purchasers named therein.

?Selling Securityholders? means the securityholders named in this prospectus.

?Series C Financing? means a series of private placement transactions of Series C Units conducted by Private Firefly between
February 6, 2024, and the date of this prospectus.

?Series C Preferred Stock? means the shares of Series C Preferred Stock, par value $0.0001 per share, issued to investors to Series C
Financing.

?Series C Units? means the shares of Series C Preferred Stock and Series C Warrants issued in connection with the Series C
Financing.

?Series C Warrants? means the warrants to purchase shares of Common Stock issued as part of the Series C Units to investors in
Series C Financing.

?Series D Warrants? means the warrants to purchase shares of Common Stock issued as compensation to certain consultants of Private
Firefly for prior consulting services rendered.

?Share Issuance and Release of Liability Agreement? means the Share Issuance and Release of Liability Agreement dated as of June
17, 2025, by and between Firefly and Charlotte Baumeister.

?Separation Agreement and Release? means Separation Agreement and Release dated as of June 11, 2025, by and between Firefly and
Jason DuBraski.

?Spiro Consulting Agreement? means certain Consulting Agreement, pursuant to which Alex Spiro agreed to provide Firefly with certain consulting services, dated as of March 16, 2024, by and between Firefly and Alex Spiro.

?Spiro?s Warrant? means the Series A performance warrant issued to Alex Spiro, pursuant to the Spiro Consulting Agreement.

?WaveDancer? means WaveDancer, Inc., a Delaware corporation (which was renamed Firefly Neuroscience, Inc. in connection with the Merger).

?Wellington-Altus? means Wellington-Altus Private Wealth Inc.

3

MARKET AND INDUSTRY DATA

Certain industry data and market data included in this prospectus were obtained from independent third-party surveys, market research, publicly available information, reports of governmental agencies and industry publications and surveys. All of management?s estimates presented herein are based upon management?s review of independent third-party surveys and industry publications prepared by a number of sources and other publicly available information. All of the market data used in this prospectus involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. We believe that the information from these industry publications and surveys included in this prospectus is reliable. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled ?Risk
Factors.? These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

BASIS OF PRESENTATION

On the Closing Date, FFN merged with and into Private Firefly, with Private Firefly surviving the merger as a wholly owned subsidiary of WaveDancer, Inc. Additionally on the Closing Date, (i) pursuant to the Amended and Restated Certificate of
Incorporation of WaveDancer, we changed our name to ?Firefly Neuroscience, Inc.,? (ii) pursuant to an amendment to its Certificate of Incorporation, Private Firefly changed its name to Firefly Neuroscience 2023, Inc. and (iii) Private Firefly and FFN filed the
Certificate of Merger with the State of Delaware. Unless the context indicates otherwise, references in this prospectus to the
?Company,? ?Firefly,? ?we,? ?us,? ?our? and similar terms refer to Firefly Neuroscience, Inc. (formerly known as WaveDancer, Inc.)
and its consolidated subsidiaries after the consummation of the Merger. References to ?WaveDancer? refer to the predecessor company prior to the consummation of the Merger. References to ?Private Firefly? refer to Firefly Neuroscience, Inc. and its consolidated subsidiaries prior to the consummation of the Merger.

Additionally, unless otherwise noted, share and per-share figures reflect the 1-for-3 reverse stock split of WaveDancer effectuated on
August 12, 2024, and the application of the Exchange Ratio, as applicable.

4

PROSPECTUS SUMMARY

This summary highlights selected information from this prospectus and may not contain all of the information that is important to you in making an investment decision. Before investing in our securities, you should carefully read this entire prospectus, including our financial statements and the related notes included in this prospectus and the information set forth under the headings ?Risk Factors?
and ?Management?s Discussion and Analysis of Financial Condition and Results of Operations.? See also the section entitled ?Where
You Can Find Additional Information.?

Overview

We are an Artificial Intelligence (?AI?) technology company developing innovative neuroscientific solutions with goals to improve brain health outcomes for patients with mental illnesses and neurological disorders. Our FDA-510(k) cleared BNA?, or Brain
Network Analytics, is an advanced neurophysiological assessment tool that uses AI and machine learning to analyze EEG data recorded during rest and cognitive activity. In addition, the Evox System is FDA-510(k) cleared, and is intended for the acquisition, display, and storage, of electrical activity of a patient?s brain including electroencephalograph (EEG) and event-related potentials
(ERP) obtained by placing two or more electrodes on the head to aid in diagnosis. Our products may enhance neurological assessments by providing objective, data-driven insights that allow for the early and longitudinal detection of neurophysiological deviations. These insights into brainwave patterns underlying cognitive function may help in tailoring personalized treatment plans and improving patient outcomes more effectively than traditional EEG analysis.

Most neurological disorders affect the neurophysiological state of brain networks. Our products have the potential to detect these subtle changes, aiding the management of various cognitive and neurological disorders where cognitive functions are impacted. This can include but is not limited to: Mood and anxiety disorders as well as neurodevelopmental and neurodegenerative diseases and brain injuries. While  our products offer significant benefits in these areas, they may be most effective when integrated into a comprehensive diagnostic and treatment approach.

We have taken a period of 15 years and an investment of more than $60 million, to develop the software, compile the requisite database of brain wave tests, gain patent protection, and receive Federal Drug Administration (?FDA?) clearance to market and sell the BNA Platform. The BNA Platform is a software as a medical solution that was developed using AI through unsupervised machine learning (via clustering analysis) on our extensive proprietary database of standardized, high-definition longitudinal electroencephalograms (?EEG?) of over 18,000 patients representing twelve disorders, as well as clinically healthy normal patients.
The AI algorithms underlying the BNA platform play a crucial role throughout the workflow by automating complex computational tasks during the following steps of data analysis: (1) data pre-processing, (2) data segmentation, (3) clustering data, (4) functional modeling of the data and (5) single subject matching and scoring. These algorithms find and measure patterns of brain activity, identify locations and measure intensity over time and lastly compare the data generated to an age-matched normative database.
Clustering data further aids in breaking down the dataset by grouping subjects based on EEG outputs and identifying key characteristics of the cluster such as age, gender, alertness or dominant hand.

As of the date of this filing, our products are in market. We believe there is further potential for such commercialization, both with respect to pharmaceutical companies in their drug research and clinical trial activities, as well as medical practitioners in their clinics.
In concert with the commercialization of BNA Platform, we are collaborating with neuroscience drug development companies to support their clinical strategies. We plan to generate revenue through two segments: through the use of our products by United States health care professionals and through collaborations with pharmaceutical companies in support of neuroscience drug development.
The proposed business model for healthcare provider clinics consists of a base service fee for licensing the product and a per use fee based on volume. The proposed business model for pharmaceutical companies will be tailored to each customer based on the volume and costs associated to provide such services. In order to further grow our products in the medical community, the company has hired sales staff, and plans to continue marketing efforts to secure new accounts. The company will continue to focus on targeted outreach and client engagement in the clinics segment. Using its database of potential customers and external lead generating services, the company will identify key targets in select markets and connect with them through personalized emails and calls to schedule meetings with decision-makers. The sales team, equipped with marketing materials, case studies, peer-reviewed publications, and knowledge gained from our current research partners, will present the benefits of our products and practical applications during these meetings.
Follow-up efforts, including addressing questions and offering assistance by our Clinical Support Team, will aim to build strong client relationships and drive adoption of the platform.

The clinical utility of EEG technology to support better outcomes for patients with mental illnesses and cognitive disorders has been well documented. Historically, clinical adoption of EEG by medical professionals, including psychiatrists, neurologists, nurse practitioners and general practitioners, we believe has been limited due to the complexity of interpreting EEG recordings and the inability to practically compare a patient?s brain electrophysiology to that of a clinically normal age-matched patient. Firefly believes that without defining a standard deviation to the norm, it is not possible to objectively assess brain electrophysiology. By establishing an objective baseline measurement of brain electrophysiology, our products enables clinicians to optimize patient care, leading to improved outcomes for people suffering from mental illnesses and cognitive disorders.

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Our value proposition is supported by real-world use of our products. Incorporating our products as part of a patient management protocol demonstrated improved response rates, enhanced therapy compliance, reduced non-responder rates and a reduction in need for medication switching among patients. Further, we believe that our extensive clinical database, when combined with advanced AI, provides the opportunity to identify clinically relevant biomarkers that will support better patient outcomes through precision medicine and companion diagnostics. We expect to gather additional data through the clinical deployments and clinical studies conducted by drug companies. This additional data should allow us to discover new biomarkers and objectively measure the impact of therapeutic interventions on patients of different types, further enhancing our platform?s effectiveness. We believe that we will be able to enhance accurate diagnosis and predict what therapy or drug, or a combination thereof, is best suited to optimize patient outcomes. This represents a paradigm shift in how clinicians manage patients with mental illnesses and cognitive disorders holding the potential to transform brain health.

Transactions Relating to This Offering

Reverse Merger with WaveDancer

On November 15, 2023, we entered into the Agreement and Plan of Merger (as amended, the ?Merger Agreement?) with WaveDancer and FFN Merger Sub, Inc. (?Merger Sub?), pursuant to which, among other things, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub merged with and into Private Firefly, with Private Firefly becoming a wholly-owned subsidiary of WaveDancer and the surviving corporation of the merger (the ?Merger?). On August 12, 2024, prior to the consummation of the Merger, WaveDancer effectuated a 1-for-3 reverse stock split of its common stock (the ?Reverse Stock
Split?). On August 12, 2024, the Merger closed, and on August 13, 2024, we began trading on the Nasdaq Capital Market under the ticker symbol ?AIFF.?

Broker Warrants

In connection with prior consulting services rendered prior to the consummation of the Merger, Firefly issued certain Broker Warrants to purchase up to an aggregate of 7,500 shares of Common Stock at an exercise price of $5.98 (which such exercise price and warrant shares reflect the application of the Exchange Ratio). The Broker Warrants are exercisable immediately upon issuance and are exercisable for a term of five years following August 12, 2024.

Series C Financing

Between August 29, 2023 and December 31, 2024, we raised an aggregate of $3,039,000 from a private placement of 246,919 Series
C units, which such Series C Units were comprised of shares of Series C Preferred Stock and warrants to purchase up to 246,786 shares of Common Stock, which were sold at a combined purchase price of $12.31 per Series C Unit. Each warrant has an exercise price of $24.62 per share (subject to adjustment from time to time in accordance with the terms thereof), is exercisable immediately upon issuance and expires at 4:30 p.m. (New York time) three years following the initial date of issuance.

Spiro?s Warrant

On March 16, 2024, the Company entered into a consulting agreement with Alex Spiro, pursuant to which Mr. Spiro agreed to provide the Company with certain consulting services, including introductions to potential strategic and capital market partners. As partial consideration for his services, the Company issued to Mr. Spiro a Series A performance warrant to purchase an aggregate of 44,932 shares of Common Stock. The Spiro?s Warrants are exercisable at an exercise price of CDN$0.01 per share and will expire on June
15, 2028. The Spiro?s Warrant vests upon the occurrence of certain performance-based milestones, including the achievement of a market capitalization of $200 million following a public listing or equity financing transaction, or upon a change of control of the
Company, as defined in the Spiro Consulting Agreement.

The ELOC Purchase Agreement

On December 20, 2024, we entered into the ELOC Purchase Agreement with Arena. Pursuant to the ELOC Purchase Agreement, we have the right to sell to Arena up to $10,000,000 of our Common Stock, subject to certain limitations and conditions set forth in the
ELOC Purchase Agreement, from time to time during the term of the ELOC Purchase Agreement. Sales of our Common Stock
pursuant to the ELOC Purchase Agreement, and the timing of any sales, are solely and exclusively at our option, and we are under no obligation to sell any securities to Arena under the ELOC Purchase Agreement.

In accordance with the ELOC Purchase Agreement, we have filed the registration statement with the SEC to register under the
Securities Act the resale by Arena of up to 2,934,666 shares of Common Stock that we may elect, in our sole discretion, to issue and sell to Arena, from time to time from and after the Commencement Date (defined below) under the ELOC Purchase Agreement.

Upon the initial satisfaction of the conditions to Arena?s purchase obligations set forth in the ELOC Purchase Agreement (the
?Commencement?), including that the registration statement that includes this prospectus shall have been declared effective by the
SEC, we will have the right, but not the obligation, from time to time in our sole discretion over the 36-month period beginning on the date upon the satisfaction of the conditions precedent to the right of our Company to deliver an advance notice occurs (the
?Commencement Date?), to direct Arena to purchase a specified number of shares of the Common Stock not to exceed certain limitations set forth in the ELOC Purchase Agreement (each, a ?Purchase?), including that (i) the aggregate number of Common Stock to be issued to Arena under the ELOC Purchase Agreement shall not exceed the ELOC Beneficial Ownership Limitation, which is
9.99% of the then total outstanding Common Stock, and (ii) the aggregate number of Common Stock to be purchased by Arena under the ELOC Purchase Agreement shall not exceed 19.99% of the then outstanding Common Stock before such proposed purchase and sale (the ?Exchange Cap?); provided further that, the Exchange Cap will not apply if our shareholders have approved issuances in excess of the Exchange Cap in accordance with the rules of Nasdaq, by timely delivering an advance notice to Arena (each, an
?Advance Notice?), on any trading day (each, a ?Purchase Date?). The number of Common Stock of each Purchase (?Maximum
Advance Amount?) varies in accordance with the time the Advance Notice is received, if the Advance Notice is received by 8:30 a.m.
Eastern Time, the lower of: (i) an amount equal to forty percent (40%) of the average of the daily value traded of the Common Stock on the five (5) Trading Days immediately preceding an Advance Notice, or (ii) $2 million; provided, however, that the parties may modify the aforementioned conditions by mutual prior written consent.

6

The per share purchase price that Arena is required to pay for our Common Stock in a Purchase effected by us pursuant to the ELOC
Purchase Agreement, if any, will be determined by reference to the volume weighted average price of our Common Stock (the
?VWAP?), calculated in accordance with the ELOC Purchase Agreement, for the period (a) from 9:30 a.m. Eastern Time through 4:00
p.m. Eastern Time, excluding the opening price and the closing price, if the Advance Notice is received before 8:30 a.m. Eastern Time
(the ?Measurement Period?). If the total day?s VWAP at the end of any given 1-hour interval has changed by +/- 6% versus the previous 1-hour interval, the purchase price will be 88.0% of Arena?s sale execution for that day.

In consideration for Arena?s execution and delivery of the ELOC Purchase Agreement, we shall pay Arena $300,000 in cash (the
?Commitment Fee?) which shall be deemed fully earned on the date of the ELOC Purchase Agreement and which shall be payable within five (5) calendar days of the date of the ELOC Purchase Agreement. As of the date of this prospectus, we have paid Arena the
Commitment Fee.

From and after the Commencement, we will control the timing and amount of any sales of our Common Stock to Arena under the
ELOC Purchase Agreement will depend on a variety of factors to be determined by us from time to time, including, among other things, market conditions, the trading price of our Common Stock and determinations by us as to the appropriate sources of funding for our business and operations.

The net proceeds to us from sales that we elect to make to Arena under the ELOC Purchase Agreement, if any, will depend on the frequency and prices at which we sell our Common Stock to Arena. We expect that any proceeds received by us from such sales to
Arena will be used for working capital and general corporate purposes.

There are no restrictions on future financings, rights of first refusal, participation rights, penalties or liquidated damages in the ELOC
Purchase Agreement, other than a prohibition (with certain limited exceptions) on entering into specified ?Variable Rate Transactions?
(as such term is defined in the ELOC Purchase Agreement) during the term of the ELOC Purchase Agreement. Such transactions include, among others, the issuance of convertible securities with a conversion or exercise price that is based upon or varies with the trading price of our Common Stock after the date of issuance, or our effecting or entering into an agreement to effect an ?equity line of credit? or other substantially similar continuous offering with a third party, in which we may offer, issue or sell our Common Stock or any securities exercisable, exchangeable or convertible into our Common Stock at a future determined price.

Arena has represented and agreed that none of Arena or its affiliates has or will engage in or effect any short sales of our Common
Stock or hedging transaction that establishes a net short position in our Common Stock during the term of the ELOC Purchase
Agreement.

The ELOC Purchase Agreement will automatically terminate on the earliest to occur of (i) the first day of the month following the 36-
month anniversary of the Commencement Date, and (ii) the date on which Arena shall have purchased from us under the ELOC
Purchase Agreement our Common Stock for an aggregate gross purchase price of $10,000,000, subject to the Exchange Cap. We may terminate the ELOC Purchase Agreement effective upon five trading days? prior written notice to Arena; provided that (i) there are no outstanding Advance Notices, and the Common Stock under which have yet to be issued, and (ii) we have paid all amounts owed to
Arena pursuant to the ELOC Purchase Agreement. The ELOC Purchase Agreement may be terminated at any time by the mutual written consent of the parties.

The ELOC Purchase Agreement contains customary representations, warranties, conditions and indemnification obligations of the parties. Copies of the agreements have been filed as exhibits to the registration statement that includes this prospectus and are available electronically on the SEC?s website at www.sec.gov.

We do not know what the purchase price for our Common Stock will be and therefore cannot be certain as to the number of shares of
Common Stock we might issue to Arena under the ELOC Purchase Agreement after the Commencement Date. As of June 23, 2025, the latest practicable date, there were 13,226,557 shares of Common Stock outstanding, including 11,058,628 shares of Common
Stock held by non-affiliates of our Company. If all of the 2,934,666 shares of Common Stock offered by Arena under this prospectus were issued and outstanding as of the date hereof, such shares would represent 26.66% of the total number of our outstanding
Common Stock. If we elect to issue and sell more than 2,934,666 Common Stock to Arena pursuant to the ELOC Purchase
Agreement, in our sole discretion, we will register for resale under the Securities Act any such additional Common Stock, which could cause additional substantial dilution to our shareholders. The number of our Common Stock ultimately offered for resale by Arena is dependent upon the number of our Common Stock we can sell to Arena pursuant to the ELOC Purchase Agreement.

The number of our Common Stock ultimately offered for resale by Arena through this prospectus is dependent upon the number of our
Common Stock, if any, we elect to sell to Arena under the ELOC Purchase Agreement from and after the Commencement Date. The issuance of our Common Stock to Arena pursuant to the ELOC Purchase Agreement will not affect the rights or privileges of our existing shareholders, except that the economic and voting interests of each of our existing shareholders will be diluted. Although the number of our Common Stock that our existing shareholders own will not decrease, the Common Stock owned by our existing shareholders will represent a smaller percentage of our total outstanding Common Stock after any such issuance.

7

March 2025 Units Offering

On March 28, 2025, we entered into the March 2025 Subscription Agreement with the Subscribers, pursuant to which we sold 547,737
March 2025 Units, at a purchase price of $3.00 per March 2025 Unit. Each March 2025 Unit consists of (i) either (A) one share of
Common Stock and/or (B) a prefunded warrant to purchase Common Stock to the extent that acquiring the shares of Common Stock instead of such prefunded warrants would have caused the Subscriber to own in excess of 4.99% of the shares of outstanding Common
Stock on a post-issuance basis and (ii) one Common Stock purchase warrant to purchase Common Stock over thirty-six (36) months at an exercise price of $4.00 per share. On the same date, the closing under the March 2025 Subscription Agreement occurred, and we issued 547,737 March 2025 Units to the Subscribers.

The March 2025 Units Offering Pre-Funded Warrants have a nominal exercise price of $0.0001 (subject to standard adjustments for stock splits, stock dividends, recapitalizations, mergers and similar transactions) and may be exercised on a cashless basis. The prefunded warrants also contain a beneficial ownership limitation which provides that the Company shall not effect any exercise, and a holder shall not have the right to exercise, any portion of a prefunded to the extent that, after giving effect to the exercise, such holder (together with such holder?s affiliates) would beneficially own in excess of 4.99% of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of shares issuable upon the exercise. This limitation may be waived (up to a maximum of 9.99%) by the holder and in its sole discretion, upon not less than sixty-one (61) days? prior notice to the Company.

In connection with the March 2025 Units Offering, we entered into a finder?s fee agreement with Canaccord, pursuant to which the
Company will pay Canaccord at the closing of the March 2025 Units Offering (i) a payment of up to 7.5% of the gross proceeds raised from subscriptions in the March 2025 Units Offering from persons introduced to the Company by Canaccord, payable in cash; and (ii)
the issuance of the Finder?s Warrant to Canaccord of up to 7.5% of the March 2025 Units subscribed for by person introduced to the
Company by Canaccord. Each Finder?s Warrant will be exercisable to purchase one additional Common Stock at $4.00 per share for a period of 36 months from the closing of the March 2025 Units Offering.

In connection with the March 2025 Units Offering, we entered into a finder?s fee agreement with Research Capital, pursuant to which the Company will pay Research Capital at the closing of the March 2025 Units Offering (i) a payment of up to 7.5% of the gross proceeds raised from subscriptions in the March 2025 Units Offering from persons introduced to the Company by Research Capital, payable in cash; and (ii) the issuance of the Finder?s Warrant of the Company to Research Capital of up to 7.5% of the March 2025
Units subscribed for by person introduced to the Company by Research Capital. Each Finder?s Warrant will be exercisable to purchase one additional Common Stock at $3.00 per share for a period of 3 years from the date of issuance of such Finder?s Warrant.

Share Issuance to Wellington-Altus

On April 29, 2025, the Company issued 16,666 shares of Common Stock to National Bank as consideration for financial advisory services provided by Wellington-Altus, at a price of $3.00 per share, for an aggregate amount of $49,998.

Letter Agreements with BPY Limited and Nomis Bay Ltd.

On January 9, 2025, the Board approved the issuance of an aggregate of 122,407 shares of the Company?s common stock, par value
$0.0001 per share (?common stock?) to BPY Limited (?BPY?) and an aggregate of 217,593 shares of common stock to Nomis Bay
Ltd. (?Nomis Bay?, together with BPY, the ?Investors?), as an inducement for the Investors? exercise of their respective Common
Stock Purchase Warrants (the ?Warrants?) dated August 12, 2024 (collectively, the ?Investors Share Issuances?). On February 11,
2025, the Investors exercised the Warrants (the ?Prior Exercise?) in reliance on the Investors Share Issuances. On April 18, 2025, the
Board approved the Company?s entry into separate letter agreements with BPY and Nomis Bay (collectively, the ?Letter
Agreements?) in connection with the Investors Share Issuance and in exchange for, and in reliance upon the Prior Exercise. The Letter
Agreements were executed on the same date. Pursuant to the Letter Agreements, the Company agreed to issue common stock comprising the Investors Share Issuance within two (2) business days from the date of the Letter Agreements, with such shares to be registered in the manner designated by each Investor and each Investor granted the Company a broad release of any and all claims relating to the Prior Exercise.

Share Issuance to Midwood Advisors

On April 16, 2025, the Company issued 3,333 shares of Common Stock to Midwood Advisors LLC as consideration for financial advisory services, at a price of $3.00 per share, for an aggregate amount of $10,000.

Settlement Agreement with Ian McLean and 1128526 Alberta Ltd.

On April 18, 2025, the Board approved the Company?s entry into a Mutual Release & Settlement Agreement (the ?Settlement
Agreement?) and a related Private Placement Subscription Agreement (the ?Subscription Agreement?) with Ian McLean (?McLean?)
and 1128526 Alberta Ltd. (?1128526 Alberta?), an entity controlled by McLean (collectively, the ?McLean Parties?), to resolve a dispute arising from McLean?s prior employment with the Company and a pending civil claim in the Ontario Superior Court of
Justice.

Under the terms of the Settlement Agreement, and in full and final satisfaction of all claims, including claims for severance, wages, stock compensation, and damages, the Company agreed to issue 21,000 shares of common stock to 1128526 Alberta (the ?McLean
Parties Settlement Shares?). The parties executed broad mutual releases of any and all claims arising from or relating to McLean?s employment, termination, or the related litigation. The releases extend to claims under employment standards legislation, human rights laws, and common law and include an agreement by the McLean Parties to file a discontinuance of the Ontario litigation on a without-
cost basis.

The Subscription Agreement provides that the McLean Parties Settlement Shares will be issued on a fully diluted basis and will be subject to applicable transfer restrictions under U.S. and Canadian securities laws, and that such securities are being issued without registration under the Securities Act of 1933, as amended, in reliance on the exemption provided under Section 4(a)(2) thereof and
Rule 506(b) of Regulation D. The McLean Parties Settlement Shares will bear a customary restrictive legend and may not be transferred without registration or an available exemption.

8

June 2025 Units Offering

On June 16, 2025, we entered into the June 2025 Purchase Agreement with certain June 2025 Units Offering investors, pursuant to which we issued and sold 400,000 of June 2025 units, at a purchase price of $3.00 per June 2025 Unit. Each June 2025 Unit consists of (i) either (A) one share of Common Stock, or (B) a prefunded warrant to purchase one share of Common Stock at a nominal exercise price of $0.0001 per share, to the extent that acquiring the shares of Common Stock instead of the June 2025 Units Offering
Pre-Funded Warrant would have caused the investors to own in excess of 4.99% of the outstanding Common Stock on a post-issuance basis; (ii) one common stock purchase warrant to purchase one share of Common Stock over five (5) years at an exercise price of
$3.50 per share; and (iii) one common stock purchase warrant to purchase one share of Common Stock over five (5) years at an exercise price of $4.00 per share. The June 2025 Units Offering-Prefunded Warrant, the $3.50 Warrant and the $4.00 Warrant include a beneficial ownership limitation, which provides that the Company shall not effect any exercise, and a holder shall not have the right to exercise any portion of the warrants, to the extent that, after giving effect to such exercise, the holder (together with the holder?s affiliates) would beneficially own more than 4.99% of the outstanding shares of Common Stock immediately after the issuance of the
Common Stock issuable upon exercise. On the same date, the closing under the June 2025 Purchase Agreement occurred, and the
Company issued 400,000 June 2025 Units to the June 2025 Units Offering investors at a total purchase price of $1,200,000.

Share Issuance to Charlotte Baumeister

On June 23, 2025, we issued 5,000 shares of Common Stock to Charlotte Baumeister as consideration for consulting services, pursuant to the Share Issuance and Release of Liability Agreement.

Share Issuance to Jason DuBraski

On June 23, 2025, we issued 8,216 shares of Common Stock to Jason DuBraski to as severance payment to pay Jason DuBraski?s unused vacation and reimburse Jason DuBraski for legitimately incurred expenses, pursuant to the Separation Agreement and Release.

Risk Factors

Our business is subject to numerous risks and uncertainties, including those highlighted in the section entitled ?Risk Factors?
immediately following this prospectus summary, that represent challenges that we face in connection with the successful implementation of our strategy and the growth of our business. In particular, the following considerations, among others, may offset our competitive strengths or have a negative effect on our business strategy, which could cause a decline in the price of shares of our
Common Stock and result in a loss of all or a portion of your investment:

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We are facing significant liquidity risks that raise substantial doubt about our ability to continue as a going concern.

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We are subject to operating risks, including excess or constrained capacity and operational inefficiencies, which could adversely affect our results of operations.

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If we are not successful in enhancing awareness of our BNA platform, driving adoption across our current target population and expanding the population of eligible patients, our sales, business, financial condition and results of operations will be negatively affected.

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If we fail to successfully initiate our broad commercialization program, market and sell our BNA Platform cost-effectively, our sales, business, financial condition and results of operations will be negatively affected.

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We may be unable to compete successfully with competitive technologies, which could harm our sales, business, financial condition and results of operations.

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Use of our BNA Platform requires appropriate training and inadequate training may lead to negative clinician experiences, which could harm our business, financial condition, and results of operations.

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We are highly dependent on our senior management team and key personnel, and our business could be harmed if we are unable to attract and retain personnel necessary for our success.

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We may not be able to achieve or maintain satisfactory pricing and margins for our BNA Platform, which could harm our business and results of operations.

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Future sales of our BNA Platform may depend on healthcare providers? or patients? ability to obtain reimbursement from third-party payors, such as insurance carriers.

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Complying with regulations enforced by FDA and other regulatory authorities is expensive and time consuming, and failure to comply could result in substantial penalties.

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We may not receive the necessary authorizations to market our BNA Platform or any future new products, and any failure to timely do so may adversely affect our ability to grow our business.

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Since our BNA Platform will utilize cloud-based information systems and the exchange of information between patents and doctors, we will be subject to numerous U.S. federal and state laws and regulations related to the privacy and security of personally identifiable information, including health information.

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If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our Common Stock.

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Our success depends in part on our proprietary technology, and if we are unable to successfully enforce our intellectual property rights, our competitive position may be harmed.

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We use AI in our business, and challenges with properly managing its use could result in reputational harm, competitive harm, and legal liability, and adversely affect our results of operations.

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Implication of Being a Smaller Reporting Company

We are a ?smaller reporting company? as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of any fiscal year for so long as either (1) the market value of our shares of Common Stock held by non-affiliates does not equal or exceed $250 million as of the prior June 30th, or (2) our annual revenues did not equal or exceed $100 million during such completed fiscal year and the market value of our shares of
Common Stock held by non-affiliates did not equal or exceed $700 million as of the prior June 30th. To the extent we take advantage of any reduced disclosure obligations, it may make comparison of our financial statements with other public companies difficult or impossible.

Corporate Information

Our corporate history began in April 2006 with the formation of Elminda Ltd, a company organized under the laws of the State of
Israel, for the purpose of developing a system to provide clinicians with an objective assessment of brain function to support better outcomes for people with mental illnesses and cognitive disorders. On November 15, 2023, we entered into the Merger Agreement with WaveDancer and FFN, and on August 12, 2024, FFN merged with and into Private Firefly, with Private Firefly surviving the
Merger as a wholly owned subsidiary of WaveDancer. On the Closing Date (i) pursuant to the Amended and Restated Certificate of
Incorporation of WaveDancer, we changed our name to ?Firefly Neuroscience, Inc.,? (ii) pursuant to an amendment to its Certificate of Incorporation, Private Firefly changed its name to Firefly Neuroscience 2023, Inc. and (iii) Private Firefly and FFN filed the
Certificate of Merger with the State of Delaware.

Our principal executive offices are located at 1100 Military Road, Kenmore, NY 14217, and our telephone number is (888) 237-6412.
Our website address is www.fireflyneuro.com. Information contained on our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

10

THE OFFERING

Shares of Common Stock Offered by the Selling
Securityholders

We are registering the resale by the Selling Securityholders named in this prospectus, or their permitted transferees, of an aggregate of
6,009,281 shares of Common Stock, consisting of:

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up to 4,355,083 shares of Common Stock, which include: (i)
138,465 shares of Common Stock previously issued by Private
Firefly after the Effectiveness Date; (ii) 2,934,666 shares of
Common Stock that we may, in our sole discretion, elect to sell to
Arena, pursuant to the ELOC Purchase Agreement; (iii) 547,737 shares of Common Stock issued to the Subscribers; (iv) 16,666 shares of Common Stock issued to Wellington-Altus; (v) 122,407 shares of Common Stock issued to BPY; (vi) 217,593 shares of
Common Stock issued to Nomis Bay; (vii) 21,000 shares of
Common Stock issued to 1128526 Alberta; (viii) 3,333 shares of
Common Stock issued to Midwood Advisors; (ix) 340,000 shares of Common Stock issued to the investors in the June 2025 Units
Offering; (x) 5,000 shares of Common Stock issued to Charlotte
Baumeister; and (xi) 8,216 shares of Common Stock issued to
Jason DuBraski;

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up to 168,071 shares of Common Stock issuable upon the
exercise of the Series C Warrants issued and sold as part of the
Series C Units in the Series C Financing;

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up to 7,500 shares of Common Stock issuable upon the exercise of the Broker Warrants;

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up to 547,737 shares of Common Stock issuable upon the
exercise of the Units Offering Warrants;

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up to 25,958 shares of Common Stock issuable upon the exercise of the Finder?s Warrants;

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up to 44,932 shares of Common Stock issuable upon the exercise of the Spiro?s Warrant.

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up to 60,000 shares of Common Stock issuable upon the exercise of the June 2025 Units Offering Pre-Funded Warrant;

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up to 400,000 shares of Common Stock issuable upon the
exercise of the $3.50 Warrants; and

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up to 400,000 shares of Common Stock issuable upon the
exercise of the $4.00 Warrants.

Terms of the Offering

The Selling Securityholders will determine when and how they will dispose of the securities registered for resale under this prospectus.

Use of Proceeds

We will not receive any proceeds from the sale of shares of Common
Stock by the Selling Securityholders. We will receive any proceeds from the exercise of the Series C Warrants, the Broker Warrants, the
March 2025 Units Offering Warrants, the Finder?s Warrants, the
Spiro?s Warrant, the June 2025 Units Offering Pre-Funded Warrant,
the $3.50 Warrants, and the $4.00 Warrants for cash, but not from the sale of the shares of Common Stock issuable upon such exercise. See the section titled ?Use of Proceeds.?

Risk Factors

See ?Risk Factors? and the other information included in this prospectus for a discussion of factors you should consider before investing in our securities.

Market for Common Stock

Our shares of Common Stock are listed on Nasdaq under the symbol
?AIFF.?

For additional information concerning the offering, see the section titled ?Plan of Distribution? beginning on page 109 of this prospectus.

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RISK FACTORS

Investing in our securities involves a high degree of risk. Before you make a decision to buy our securities, in addition to the risks and uncertainties discussed above under ?Cautionary Note Regarding Forward-Looking Statements,? you should carefully consider the risks and uncertainties described below together with all of the other information contained in this prospectus, including our financial statements and related notes appearing at the end of this prospectus and in the section titled ?Management?s Discussion and Analysis of Financial Condition and Results of Operations,? before deciding to invest in our securities. If any of the events or developments described below were to occur, our business, prospects, operating results, and financial condition could suffer materially, the trading price of our securities could decline, and you could lose all or part of your investment. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business.

Risks Related to our Business, Operations, and Industry

We have engaged, and may continue to engage, in strategic acquisitions or transactions, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Acquisitions involve a number of risks, including diversion of management?s attention, ability to finance the acquisition on attractive terms, failure to retain key personnel or valuable customers, legal liabilities, the need to amortize acquired intangible assets, and intellectual property ownership and infringement risks, any of which could have a material adverse effect on our business, results of operations, financial condition and cash flows. Any additional future acquisitions may also result in the incurrence of indebtedness or the issuance of additional equity securities.

We could also experience financial or other setbacks if transactions encounter unanticipated problems, including problems related to governmental approval, execution, integration or underperformance relative to prior expectations. Acquisitions may not result in long-
term benefits to us or we may not be able to further develop the acquired business in the manner we anticipated.

Following the completion of acquisitions, we may have to rely on the seller to provide administrative and other support, including financial reporting and internal controls, and other transition services to the acquired business for a period of time. There can be no assurance that the seller will do so in a manner that is acceptable to us.

We may not realize the anticipated benefits of past or future acquisitions and integration of these acquisitions may disrupt our business.

On April 30, 2025, we completed the acquisition of the Evoke Neuroscience Inc ("Evoke"), which resulted in our acquisition of the
Evoke business and a significant expansion of our business operations and headcount. In the future, we may acquire additional companies, project pipelines, products, or technologies, or enter into joint ventures or other strategic initiatives. Our ability as an organization to integrate acquisitions is unproven. We may not realize the anticipated benefits of our acquisitions or any other future acquisition or the acquisition may be viewed negatively by customers, financial markets or investors.

Any acquisition has numerous risks, including, but not limited to, the following:

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difficulty in assimilating the operations and personnel of the acquired company;

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difficulty in effectively integrating the acquired technologies or products with current products and technologies;

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difficulty in maintaining controls, procedures and policies during the transition and integration;

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disruption of ongoing business and distraction of management and employees from other opportunities and challenges due to integration issues;

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difficulty integrating the acquired company?s accounting, management information and other administrative systems;

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inability to retain key technical and managerial personnel of the acquired business;

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inability to retain key customers, vendors, and other business partners of the acquired business;

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inability to achieve the financial and strategic goals for the acquired and combined businesses;

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incurring acquisition-related costs or amortization costs for acquired intangible assets that could impact operating results;

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failure of due diligence processes to identify significant issues with product quality, legal and financial liabilities, among other things;

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inability to assert that internal controls over financial reporting are effective; and

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inability to obtain, or obtain in a timely manner, approvals from governmental authorities, which could delay or prevent such acquisitions.

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inability to rebuild trust with home builders due to the SunPower bankruptcy.

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inability to obtain advantageous financing arrangements with financiers in order to pass the saving on to customers.

We are facing significant liquidity risks that raise substantial doubt about our ability to continue as a going concern.

We have incurred recurring losses and experienced negative cash flows from operations since our inception, and we may continue to incur operating losses. For the fiscal year ended December 31, 2024, we had an accumulated deficit of $87.1 million and negative cash flows from operating activities of approximately $6.2 million. We have generated minimal revenue to date, and our ability to generate recurring revenue depends on the successful commercialization of our BNA Platform, which remains in the early stages of market adoption.

Our financial position raises significant liquidity concerns. Our existing capital resources may be insufficient to fund our operations for the next twelve months, and we may be unable to realize our assets or discharge our liabilities in the normal course of business.
These conditions raise substantial doubt about our ability to continue as a going concern. To mitigate these risks, we are actively pursuing additional capital through equity or debt financings and implementing cost-reduction measures. However, there is no assurance that we will be able to secure such funding on favorable terms or at all. Failure to obtain additional financing would materially and adversely affect our ability to continue operations and could force us to delay, reduce, or eliminate our commercialization efforts, product development activities, or other key initiatives.

Our continued existence is dependent on our ability to raise additional capital and ultimately achieve and maintain profitable operations. Even if we are successful in raising additional funds, our expenses may exceed expectations, or we may deplete our available capital resources more quickly than anticipated. The report of our independent registered public accounting firm for the fiscal year ended December 31, 2024, includes an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern, which may further impair our ability to raise capital and negatively impact investor confidence.

We are subject to operating risks, including excess or constrained capacity and operational inefficiencies, which could adversely affect our results of operations.

We are subject to operating risks, including excess or constrained capacity and pressure on our internal systems and personnel. In order to manage current and anticipated future operations effectively, we must continually implement and improve our operational, financial and management information systems, hire, train, motivate, manage and retain employees. We may be unable to balance near-term efforts to meet existing demand with future customer demand, including adding personnel, creating scalable, secure and robust systems and operations, and automating processes needed for long term efficiencies. Any such failure could have a material impact on our business, operations and prospects.

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Our products and information technology systems are critical to our business. Issues with product development or enhancements,
IT system integration, implementation, updates and upgrades could disrupt our operations and have a material impact on our business and operating results.

We rely on the efficient, uninterrupted and secure operation of our IT systems and are dependent on key third-party software embedded in our products and IT systems as well as third-party hosted IT systems to support our operations. All software and IT systems are vulnerable to damage, cyber-attacks or interruption from a variety of sources. To effectively manage and improve our operations, our IT systems and applications require an ongoing commitment of significant expenditures and resources to maintain, protect, upgrade, enhance and restore existing systems and develop new systems to keep pace with continuing changes in information processing technology, evolving industry and regulatory standards, increasingly sophisticated cyber threats, and changing consumer preferences. Failure to adequately protect and maintain the integrity of our products and IT systems may result in a material effect on our financial position, results of operations and cash flows.

We plan to continuously upgrade and issue new releases of our products and customer-facing software applications, upon which our operations depend. Software applications and products containing software frequently contain errors or defects, especially when first introduced or when new versions are released. Additionally, the third-party software integrated into or interoperable with our products and services will routinely reach end of life, and as a consequence, may be exposed to additional vulnerabilities, including increased security risks, errors and malfunctions that may be irreparable or difficult to repair. The discovery of a defect, error or security vulnerability in our products, software applications or IT systems, incompatibility with future customers? computer operating systems and hardware configurations with a new release or upgraded version or the failure of our products or primary IT systems may cause adverse consequences, including: delay or loss of revenues, significant remediation costs, delay in market acceptance, loss of data, disclosure of financial, health or other personal information of any customers or patients, product recalls, damage to our reputation, or increased service costs, any of which could have a material effect on our business, financial condition or results of our operations and the operations of our potential customers or our business partners.

Our operations and financial performance depend on global and regional economic conditions. Inflation, fluctuations in currency exchange rates, changes in consumer confidence and demand, and weakness in general economic conditions and threats, or actual recessions, could materially affect our business, results of operations, and financial condition.

Macroeconomic conditions impact consumer confidence and discretionary spending, which could adversely affect demand for any products we bring to market. Consumer spending habits are affected by, among other things, inflation, fluctuations in currency exchange rates, weakness in general economic conditions, threats or actual recessions, pandemics, wars and military actions, levels of employment, wages, debt obligations, discretionary income, interest rates, volatility in capital, and consumer confidence and perceptions of current and future economic conditions. Changes and uncertainty can, among other things, reduce or shift spending away from treatments and procedures to address mental illness and cognitive disorders, and could drive patients and clinicians towards other options in the marketplace that may cost less than our products, reduce patient traffic in clinicians? offices or reduce demand for services to treat mental illness and cognitive disorder generally. The recent declines in, or uncertain economic outlooks for, the U.S.,
European and certain other international economies has and may continue to adversely affect consumer and healthcare practice spending. The increase in the cost of fuel and energy, food and other essential items along with elevated interest rates could reduce consumers? disposable income, resulting in less discretionary spending for products like ours. Decreases in disposable income and discretionary spending or change in consumer confidence and spending habits may adversely affect our revenues and operating results.

Inflation continues to adversely impact spending and trade activities and we are unable to predict the impacts of higher inflation on global and regional economies. Higher inflation has also increased domestic and international shipping costs, raw material prices, and labor rates, which could adversely impact the costs of producing, procuring and shipping any products we bring to market. If similar trends continue once we begin marketing our BNA Platform, our ability to recover these cost increases through price increases may have limited effectiveness, resulting in downward pressure on our operating results. Attempts to offset cost increases with price increases could reduce sales, increase customer dissatisfaction or otherwise harm our reputation. Further, we are unable to predict the impact of efforts by central banks and federal, state and local governments to combat elevated levels of inflation. If their efforts to reduce inflation are too aggressive, they may lead to a recession. Alternatively, if they are insufficient or are not sustained long enough to lower inflation to more acceptable levels, consumer spending may be adversely impacted for a prolonged period of time. Any of these events could materially affect our business and operating results.

Our business could be impacted by political events, trade and other international disputes, war, and terrorism, including the military conflict between Russia and Ukraine.

Political events, trade and other international disputes, war, and terrorism could harm or disrupt international commerce and the global economy and could have a material effect on our business as well as our potential customers, suppliers, contract manufacturers, distributors, and other business partners.

Political events, trade and other international disputes, wars, and terrorism can lead to unexpected tariffs or trade restrictions, which could adversely impact our business. Once we begin marketing our products, these increased costs could adversely impact our gross margin and make our products less competitive or reduce demand. Countries could also adopt other measures, such as controls on imports or exports of goods, technology or data, that could adversely impact our operations and supply chain and limit our ability to offer products and services. These measures could require us to take various actions, including changing suppliers or restructuring business relationships. Complying with new or changed trade restrictions is expensive, time-consuming and disruptive to our operations. Such restrictions can be announced with little or no advance notice and we may be unable to effectively mitigate the adverse impacts of such measures. If disputes and conflicts escalate in the future, actions by governments in response could be significantly more severe and restrictive and could materially affect our business.

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Political unrest, threats, tensions, actions and responses to any social, economic, business, geopolitical, military, terrorism, or acts of war involving key commercial, development or manufacturing markets such as China, Mexico, Israel, Europe, or other countries or regions could materially impact any international operations we undertake. For example, our employees in Israel could be obligated to perform annual reserve duty in the Israeli military and be called for additional active duty under emergency circumstances. If any of these events or conditions occur, the impact on us, our employees and potential customers is uncertain, particularly if emergency circumstances, armed conflicts or an escalation in political instability or violence disrupts our product development, data or information exchange, payroll or banking operations, product or materials shipping by us or our suppliers and other unanticipated business disruptions, interruptions and limitations in telecommunication services or critical systems or applications reliant on a stable and uninterrupted communications infrastructure.

U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Russia and Ukraine. On February 24, 2022, a full-scale military invasion of Ukraine by Russian troops was reported. In response to the military conflict, the United States and other North Atlantic Treaty Organization member states, as well as non-member states, announced targeted economic sanctions on Russia, including certain Russian citizens and enterprises, and the continuation of the conflict may trigger additional economic and other sanctions. The potential impacts of the conflict and related sanctions could include supply chain and logistics disruptions, macro financial impacts resulting from the exclusion of Russian financial institutions from the global banking system, volatility in foreign exchange rates and interest rates, inflationary pressures on raw materials and energy and heightened cybersecurity threats. We have no way to predict the progress or outcome of the conflict in
Ukraine or the reactions by governments, businesses or consumers. A prolonged conflict, intensified military activities or more extensive sanctions impacting the region and the resulting economic impact could have a material effect on our business, results of operations, financial condition, liquidity, growth prospects and business outlook.

We conduct certain of our operations in Israel. Conditions in Israel, including the recent attack by Hamas and other terrorist organizations from the Gaza Strip and Israel?s war against them, may affect our operations.

We currently have seven full-time employees, who are located in and/or reside in Israel. As a result, our business and operations are directly affected by economic, political, geopolitical and military conditions in Israel. Since the establishment of the State of Israel in
1948, a number of armed conflicts have occurred between Israel and its neighboring countries and terrorist organizations active in the region. These conflicts have involved missile strikes, hostile infiltrations and terrorism against civilian targets in various parts of
Israel, which have negatively affected business conditions in Israel.

In October 2023, Hamas terrorists infiltrated Israel?s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel?s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. Following the attack, Israel?s security cabinet declared war against Hamas and a military campaign against these terrorist organizations commenced in parallel to their continued rocket and terror attacks.

Following the October 7th attacks by Hamas terrorists in Israel?s southern border, Israel declared war against Hamas and since then,
Israel has been involved in military conflicts with Hamas, Hezbollah, a terrorist organization based in Lebanon, and Iran, both directly and through proxies like the Houthi movement in Yemen and armed groups in Iraq and other terrorist organizations. Additionally, following the fall of the Assad regime in Syria, Israel has conducted limited military operations targeting the Syrian army, Iranian military assets and infrastructure linked to Hezbollah and other Iran-supported groups. The fall of the Assad regime in Syria may create geopolitical instability in the region. Although certain ceasefire agreements have been reached, and some Iranian proxies have declared a halt to their attacks, there is no assurance that these agreements will be upheld, military activity and hostilities continue to exist at varying levels of intensity, and the situation remains volatile, with the potential for escalation into a broader regional conflict involving additional terrorist organizations and possibly other countries.

In June 2025, a new round of direct hostilities broke out between Israel and Iran, involving significant missile and drone strikes exchanged between the two countries. This escalation has heightened regional instability, increased security risks across Israel, resulted in significant travel restrictions, facility closures and shelter-in-place orders, including remote work measures, in various locations, and may further impact critical infrastructure, supply chains, and the broader Israeli economy. It is possible that hostilities with Iran, Hezbollah, the Houthis and Syria will continue to escalate, and that other terrorist organizations, including Palestinian military organizations in the West Bank, will join the hostilities. In addition, Iran has threatened to continue to attack Israel, and is also widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, the Houthis in Yemen and various rebel militia groups in Syria and Iraq. These situations may potentially escalate in the future to more violent events which may affect Israel and us. Any hostilities, armed conflicts, terrorist activities involving Israel or the interruption or curtailment of trade between Israel and its trading partners, or any political instability in the region could adversely affect business conditions and our results of operations and could make it more difficult for us to raise capital and could adversely affect the market price of our shares. The continuation of the war has also led to a deterioration of certain indicators of Israel?s economic standing, for instance, a downgrade in Israel?s credit rating by rating agencies (such as by
Moody?s, S&P Global, and Fitch). An escalation of tensions or violence might result in a significant downturn in the economic or financial condition of Israel, which could have an adverse effect on our operations in Israel and our business.

Any hostilities involving Israel could adversely affect our operations and results of operations. Shelter-in-place and work-from-
home measures, government-imposed restrictions on movement and travel and other precautions taken to address the ongoing conflict may temporarily disrupt our employees? ability to effectively perform their daily tasks.

The Israel Defense Force (the ?IDF?), the national military of Israel, is a conscripted military service, subject to certain exceptions.
Several of our employees are subject to military service in the IDF and have been and may be called to serve. Currently, all male adult citizens and permanent residents of Israel under the age of 40 (or older, depending on their position with the Israeli Defense Forces reserves), unless exempt, are obligated to perform military reserve duty annually and are subject to being called to active duty at any time under emergency circumstances. It is possible that there will be further or longer military reserve duty call-ups in the future, which may affect our business due to a shortage of skilled labor and loss of institutional knowledge, and necessary mitigation measures we may take to respond to a decrease in labor availability, such as overtime and third-party outsourcing, for example, which may have unintended negative effects and adversely impact our results of operations, liquidity or cash flows.

Also, in the event of sustained military conflict, civil unrest, or other disruptive events in Israel, we could face challenges in maintaining normal business operations or communicating with employees in the region. Our ability to recruit and retain talent locally could also be affected. Moreover, government-imposed restrictions, transportation shutdowns, or damage to infrastructure may inhibit our ability to conduct business activities.

While our facilities have not been damaged during the current war, the hostilities with Hamas, Hezbollah, Iran and its proxies and others have caused and may continue to cause damage to private and public facilities, infrastructure, utilities, and telecommunication networks, and potentially disrupting our operations and supply chains. In addition, Israeli organizations, government agencies and companies have been subject to extensive cyber attacks. This could lead to increased costs, risks to employee safety, and challenges to business continuity, with potential financial losses.

Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the
Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business.

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Our operations may be impacted by natural disasters, which may become more frequent or severe as a result of climate change and may adversely impact our business and operating results as well as those of our potential customers and suppliers.

Natural disasters and other extreme weather events may impact us and our potential customers, as well as suppliers critical to our operations. Natural disasters include earthquakes, tsunamis, floods, droughts, hurricanes, wildfires, and other extreme weather conditions that can cause deaths, injuries, and critical health crises, power outages, restrictions and shortages of food, water, shelter, and medical supplies, telecommunications failures, materials scarcity, price volatility and other ramifications.

The frequency and severity of such events can vary over time and by region. Regardless of their cause, natural disasters and extreme weather may pose ongoing operational and financial risks to us and others within our supply chain. These events can lead to facility shutdowns, shipping and logistics disruptions, increased insurance or operating costs, and potential loss of revenue.

In addition, changes in the broader economic environment due to environmental factors may affect the supply, demand, or availability of energy and other critical resources used in our operations. Any of these factors could have a material adverse effect on our business, financial condition, or results of operations.

Risks Related to the BNA Platform

If we are not successful in enhancing awareness of our BNA Platform, driving adoption across our current target population and expanding the population of eligible patients, our sales, business, financial condition and results of operations will be negatively affected.

Our business currently depends primarily on our ability to successfully market our BNA Platform, which involves successfully launching our commercialization program, increasing adoption of and driving utilization our BNA Platform by target clinicians, namely neurologists in the United States. We are aiming to increase awareness about our BNA Platform, as well as grow the number of clinicians that utilize our BNA Platform after the launch of our commercialization program, but there can be no assurance that we will succeed.

The commercial success of our BNA Platform will continue to depend on a number of factors, including the following:

?
the actual and perceived effectiveness and clinical benefit, of our BNA Platform;

?
the prevalence and severity of any adverse patient events involving our BNA Platform;

?
our ability to provide earlier awareness of and education about our BNA Platform to patients and clinicians;

?
the degree to which clinicians and patients adopt our BNA Platform;

?
the availability, relative cost and perceived advantages and disadvantages of alternative technologies or treatment methods for cognitive disorders;

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the results of future clinical and other studies relating to the health, economic or other benefits of our BNA Platform;

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whether key thought leaders in the medical community accept that our future clinical utility is sufficiently meaningful to influence their decision to adopt our BNA Platform;

?
the extent to which we are successful in educating clinicians and patients about the benefits of our BNA Platform;

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our reputation among clinicians and patients;

?
our ability to predict product performance;

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the strength of our marketing and distribution infrastructure, including our ability to drive adoption and utilization of our
BNA Platform;

?
our ability to obtain, maintain, protect, enforce and defend our intellectual property rights, including those covering our BNA
Platform;

?
our ability to maintain compliance with all legal and regulatory requirements, including those applicable to our BNA
Platform; and

?
our ability to continue to attract and retain key talent.

If we fail to successfully initiate our broad commercialization program, market and sell our BNA Platform cost-effectively, our sales, business, financial condition and results of operations will be negatively affected.

Our commercial success will depend in large part on the future adoption of the BNA Platform into patient work streams in clinics. We cannot predict how quickly, if at all, clinicians and patients will adopt our BNA Platform. Moreover, we cannot predict how quickly, if at all, those currently living with mental illness or cognitive disorders but who are not being treated will seek treatment. Our ability to grow sales of our BNA Platform and drive market acceptance will depend on successfully educating clinicians and patients of the relative benefits of our BNA Platform. If we are unable to successfully drive interest in our BNA Platform, our business, financial condition and results of operations would be harmed.

We may be unable to compete successfully with competitive technologies, which could harm our sales, business, financial condition and results of operations.

Our industry is competitive and has been evolving rapidly. Our BNA Platform is indicated for use in in individuals 12 to 85 years of age for the post-hoc statistical analysis of the human electroencephalogram, including event-related potentials.

Our initial market entry strategy is focused on neurologists in the United States. Once we commence a broad commercialization program of our BNA Platform, we will face competition in the market for our BNA Platform from competing technologies, and we expect competition from new companies that may enter the market or introduce new technologies in the future. Third-party payors may encourage the use of competitors? products due to lower costs of competing products or alternatives. Additionally, treating neurologists may promote the use of other competitors? products or alternative therapies.

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Our current and future competitors may include large, well-capitalized companies with significant market share and resources. They may have more established sales and marketing programs than we do and have greater name recognition. In addition to competing for market share, competitors may develop or acquire patents or other rights that may limit our ability to compete.

Our current and future competitors may include large, well-capitalized companies with significant market share and resources. They may have more established sales and marketing programs than we do and have greater name recognition. In addition to competing for market share, competitors may develop or acquire patents or other rights that may limit our ability to compete.

We believe that the competitive advantages of our BNA Platform will be important factors in our future success. Our continued
success depends on, among other things, our ability to:

?
successfully launch our commercialization program to target clinicians (i.e. neurologists in the United States);

?
drive awareness to increase the number of mental illness and cognitive impairment patients referred to target clinicians, namely neurologists in the United States;

?
attract and retain skilled research, development, sales, marketing and clinical personnel;

?
continue to innovate in order to improve our BNA Platform and enhance the patient and provider experience;

?
adequately predict product performance;

?
obtain and maintain regulatory clearances and approvals, including for expanded indications;

?
cost-effectively market and sell our BNA Platform;

?
obtain, maintain, protect, enforce and defend our intellectual property rights and operate our business without infringing, misappropriating or otherwise violating the intellectual property rights of others; and

?
acquire products or technologies complementary to or necessary for our business.

The medical device industry is intensely competitive, subject to rapid change and significantly affected by new product introductions and other market activities of industry participants. There can be no assurance that other companies or institutions will not succeed in developing or marketing devices and products that are more effective than our BNA Platform or that would render our BNA Platform obsolete or noncompetitive.

Patient and product variability may produce misleading BNA results.

Misled clinical decision due to incorrect score results is a known risk and is continually mitigated. EEG is subject to external ?noise?
or artifact that contaminates waveforms such as Electrical grid; nearby medical/other devices which cause interference in frequencies near EEG frequencies., or excessive patient movement. Artifact-free data cannot always be guaranteed. This variability may lead to customer dissatisfaction which could harm our sales, business, financial condition, and results of operations.

Use of our BNA Platform requires appropriate training and inadequate training may lead to negative clinician experiences, which could harm our business, financial condition, and results of operations.

The successful use of our BNA Platform depends in part on the training and skill of the clinician performing EEG recording and reading BNA reports. Clinicians could experience difficulty interpreting the results of BNA reports. Moreover, clinicians rely on their previous medical training and experience when recommending or utilizing our BNA Platform, and we cannot guarantee that all clinicians will have the necessary skills to properly utilize the BNA Platform. We cannot be certain that clinicians that will use our
BNA Platform will have received sufficient training, and clinicians who have not received adequate training may nonetheless attempt to use our BNA Platform with their patients. If clinicians utilize our BNA Platform incorrectly, or without adhering to or completing all relevant training, their patient outcomes may not be consistent with the outcomes achieved in our research studies and any future clinical studies. Adverse safety outcomes that arise from improper or incorrect use of our BNA Platform may negatively impact the perception of patient benefit and the safety of our BNA Platform, notwithstanding results from our research studies and any future clinical studies. These results could limit adoption of our BNA Platform, which would harm our sales, business, financial condition, and results of operations.

We are highly dependent on our senior management team and key personnel, and our business could be harmed if we are unable to attract and retain personnel necessary for our success.

We are highly dependent on our senior management and key personnel. Our success will depend on our ability to retain senior management and to attract and retain qualified personnel in the future, including sales and marketing professionals, engineers, scientists, data science specialists and other highly skilled personnel and to integrate current and additional personnel in all departments.

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Competition for skilled personnel in our market is intense and may limit our ability to hire and retain highly qualified personnel on acceptable terms, or at all. To induce valuable employees to remain at our company, in addition to salary and cash incentives, we have issued stock options that vest over time, restricted share units subject to vesting conditions, and certain performance warrants. The value to employees of stock options that vest over time may be significantly affected by fluctuations in our stock price that are beyond our control, and may at any time be insufficient to counteract more lucrative offers from other companies. Despite our efforts to retain valuable employees, members of our management and other key personnel may terminate their employment with us on short notice.
Our employment arrangements with our employees provide for at-will employment, which means that any of our employees could leave our employment at any time, with or without notice. We also do not maintain ?key man? insurance policies on the lives of these individuals or the lives of any of our other employees.

As we launch the commercialization program for our BNA Platforms, expand our product offerings in the future and increase our future marketing efforts, we will need to build and expand the reach of our marketing and sales networks. Our future success will depend largely on our ability to continue to hire, train, retain and motivate skilled employees with significant technical knowledge in various areas. An inability to attract, hire, train and retain employees will harm our sales, business, financial condition, and results of operations.

We expect to increase the size of our organization in the future, and we may experience difficulties in managing the operational elements or timing of this growth. If we are unable to manage or appropriately time the anticipated growth of our business, our future revenue and operating results may be harmed.

As of the date of this prospectus, we have seven full time employees and six contractors. As our sales and marketing strategies evolve and as we launch commercialization of our BNA Platform, we may need additional managerial, operational, sales, marketing, financial and other personnel. Future growth would impose significant added responsibilities on members of management, including:

?
identifying, recruiting, integrating, maintaining and motivating additional employees;

?
managing our internal development efforts effectively, while complying with our contractual obligations to contractors and other third parties; and

?
improving our operational, financial and management controls, reporting systems and procedures.

Our future financial performance and our ability to successfully market and sell our BNA Platform will depend, in part, on our ability to effectively manage or time any future growth, and our management may also have to divert a disproportionate amount of attention away from day-to-day activities in order to devote a substantial amount of time to managing these growth activities.

As demand for our BNA Platform increases in the future, we will need to expand customer service, billing and systems processes and enhance our internal quality assurance program. We cannot be certain that any increases in scale, related improvements and quality assurance will be successfully implemented or that appropriate personnel will be available to facilitate the growth of our business. If we encounter difficulty meeting market demand, quality standards or clinician expectations, our reputation will be harmed and our business will suffer. Additionally, additional growth may result in higher fixed costs and may slow our ability to reduce costs in the face of a sudden decline in demand for our products.

We may not be able to achieve or maintain satisfactory pricing and margins for our BNA Platform, which could harm our business and results of operations.

The medical device industry has a history of price competition, and we can give no assurance that we will be able to maintain satisfactory prices for our BNA Platform or any future products at competitive levels. The pricing of our products could be impacted by several factors, including pressure to reduce prices by our customers due to a decline in the amount that third-party payors reimburse for EEG tests for clinicians utilizing our BNA Platform. If we are forced to lower or are unable to increase the price we charge for our BNA Platform, our gross margins will decrease, which will harm our ability to invest in and grow our business. If we are unable to maintain our prices, or if our costs increase and we are unable to offset such increase with an increase in our prices, our margins could erode, which could harm our business and results of operations.

Future sales of our BNA Platform may depend on healthcare providers? or patients? ability to obtain reimbursement from third-
party payors, such as insurance carriers.

Future sales of our BNA Platform may depend on healthcare providers? or patients? ability to obtain reimbursement from third-party payors, such as insurance carriers. Where such insurance or third-party reimbursement becomes available in the future, any reduction in insurance or other third-party payor reimbursement for our BNA Platform may cause negative price pressure, which would reduce our revenues. Without a corresponding reduction in the cost to produce such products, the result would be a reduction in our overall gross profit. Similarly, any increase in the cost of such products would reduce our overall gross profit unless there was a corresponding increase in third-party payor reimbursement. Failure by our patients or healthcare provider customers to obtain or maintain coverage or to secure adequate reimbursement for our treatment by third-party payors could have an adverse effect on our business, results of operations, and financial condition.

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Our results of operations may be harmed if we are unable to accurately forecast clinician demand for our BNA Platform or any future products.

Our ability to accurately forecast demand for our BNA Platform or our future our products could be negatively affected by many factors, including our failure to accurately manage our expansion strategy, product introductions by competitors, our inability to forecast the lifecycle of our products, an increase or decrease in customer demand for our products or for competitor products, our failure to accurately forecast customer adoption of new products, unanticipated changes in general market conditions or regulatory matters and weakening of economic conditions or consumer confidence in future economic conditions. Inventory levels in excess of customer demand may result in inventory write-downs or write-offs, which would cause our gross margin to be adversely affected and could impair the strength of our brand, which may negatively affect our business, financial condition, and results of operations.

Adoption of our BNA Platform depends on positive clinical data as well as clinician acceptance of the data and our products, and negative clinical data or perceptions among these clinicians would harm our sales, business, financial condition, and results of operations.

The rate of adoption and sales of our products is heavily influenced by clinical data. Although we have positive research data from a
2023 white paper study, there can be no assurance that future clinical studies, including those to demonstrate the efficacy of our BNA
Platform or future products in current target patient populations and those to support label retention and expansion for our products, will demonstrate clinical utility and effectiveness. Unfavorable or inconsistent clinical data from future clinical studies conducted by us, our competitors, or third parties, or the negative interpretation of our clinical data internally and externally, including by customers, competitors, patients, and regulators could harm our business, financial condition, and results of operations.

The rate of adoption and sales of our products are also influenced by clinician perceptions. Negative perceptions of our products by clinicians, including due to negative clinical data, could result in decreased adoption or use of our products, which would harm our business, financial condition, and results of operations. Further, if we are not able to attain strong working relationships with clinicians and receive their advice and input, the marketing of our products could suffer, which could harm our business, financial condition and results of operations.

Our future success also depends upon patients having an experience with our products that meets their expectations in order to increase clinician demand for our products as a result of positive feedback and word-of-mouth. Patients may be dissatisfied if their expectations of the BNA Platform are not met or if the performing clinicians are not adequately trained on use of our BNA Platform.
If the results of our products do not meet the expectations of the patient it could discourage the patient and/or their healthcare provider from continuing to use our device or referring our products to others. Dissatisfied patients may express negative opinions through social media, advocacy, or other publicity. Any failure to meet patient expectations and any resulting negative publicity could harm our reputation and future sales.

We may acquire businesses or products, or form strategic alliances, in the future, and may not realize the benefits of such acquisitions.

We may acquire additional businesses or products, form strategic alliances, or create joint ventures with third parties that we believe will complement or augment our existing business. If we acquire businesses with promising markets or technologies, we may not be able to realize the benefit of acquiring such businesses if we are unable to successfully integrate them with its existing operations and company culture. We may encounter numerous difficulties in developing, manufacturing, and marketing any new products resulting from a strategic alliance or acquisition that delay or prevent it from realizing our expected benefits or enhancing our business. There is no assurance that, following any such acquisition, we will achieve the synergies expected to justify the transaction, which could result in a material adverse effect on our business and prospects.

Risks Related to Legal, Regulatory and Compliance Matters

Complying with regulations enforced by FDA and other regulatory authorities is expensive and time consuming, and failure to comply could result in substantial penalties.

Our product, the BNA Platform (for which we have obtained FDA 510(k) clearance), and our future products are considered medical devices and, accordingly, are subject to rigorous regulation by government agencies in the U.S. and other countries in which we intend to sell our products. Compliance with these rigorous regulations will affect capital expenditures, earnings and the competitive position of the Company. These regulations vary from country to country but cover, among other things, the following activities with respect to medical devices:

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design, development and manufacturing;

?
testing, labeling, content and language of instructions for use and storage;

?
product storage and safety;

?
marketing, sales and distribution;

?
pre-market clearance and approval;

?
record keeping procedures;

?
advertising and promotion;

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recalls and field safety corrective actions;

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post-market surveillance;

?
post-market approval studies; and

?
product import and export.

The regulations to which we are subject are complex. Regulatory changes could result in restrictions on our ability to carry on or expand our operations, higher than anticipated costs, or lower than anticipated sales. Our failure to comply with applicable regulatory requirements could result in enforcement action by FDA or state agencies, which may include any of the following sanctions:

?
warning letters, fines, injunctions, consent decrees, and civil penalties;

?
repair, replacement, refunds, recall, or seizure of our products;

?
operating restrictions or partial suspension or total shutdown of production;

?
refusing our requests for 510(k) clearance or pre-market approval of new products, new intended uses, or modifications to existing products;

?
withdrawing clearance or pre-market approvals that have already been granted; and

?
criminal prosecution.

If any of these events were to occur, they could harm our business.

We may not receive the necessary authorizations to market our BNA Platform or any future new products, and any failure to timely do so may adversely affect our ability to grow our business.

Before we can sell a new medical device in the U.S., or market a new use of, new claim for, or significant modification to a legally marketed device, we must first obtain either FDA 510(k) clearance or approval, unless an exemption applies. In the 510(k) clearance process, before a device may be marketed, the applicant must submit a premarket notification to FDA under Section 510(k) of the
FD&C Act, and FDA must determine that a proposed device is ?substantially equivalent? to a legally-marketed ?predicate? device. To be ?substantially equivalent,? the proposed device must have the same intended use as the predicate device, and either have the same technological characteristics as the predicate device or have different technological characteristics, not raise different questions of safety or effectiveness than the predicate device, and be as safe and as effective as the predicate device. The 510(k) clearance process can be expensive and uncertain and typically takes from three to 12 months, but may last significantly longer. Clinical data may be required in connection with an application for 510(k) clearance. Furthermore, even if we are granted regulatory clearances or approvals, they may include limitations on the indications for use or intended uses of the device, which may limit the market for the device.

Our BNA Platform is a Class II medical device, which was cleared by FDA for commercialization in the U.S. pursuant to the 510(k)
notification process for the post-hoc statistical analysis of the human electroencephalogram in December 2020 for use in individuals
12 to 85 years of age.

FDA can delay, limit, or deny 510(k) clearance, or other approval or reclassification, of a device for many reasons, including:

?
we may be unable to demonstrate to FDA?s satisfaction that the products or modifications are substantially equivalent to a proposed predicate device or safe and effective for their intended uses;

?
we may be unable to demonstrate that the clinical and other benefits of the device outweigh the risks; and

?
the applicable regulatory authority may identify deficiencies in our submissions or in the facilities or processes of our third party contract manufacturers.

Any delay or failure to obtain necessary regulatory clearances or approvals could harm our business. For example, if we decide to market the BNA Platform for a broader or additional indication(s) for use and/or make any material modifications to any element of the device and/or the manufacturing or distribution thereof in the future, an additional 510(k) submission, and FDA clearance thereof, will be required prior to making any promotional communications expressly or impliedly claiming that the device may be used for such indication(s) and/or prior to making such modification, respectively.

In addition, FDA may change its policies, adopt additional regulations, revise existing regulations, or take other actions, or Congress may enact different or additional statutory requirements, which may prevent or delay clearance of our future products under development or impact our ability to modify our currently marketed products on a timely basis. Such policy, statutory, or regulatory changes could impose additional requirements upon us that could delay our ability to obtain new 510(k) clearances, increase the costs of compliance, or restrict our ability to maintain our current marketing authorizations.

We received our European CE mark, indicating that we affirm our product?s conformity with European health, safety and environmental protection standards, in 2021. We will also need to obtain regulatory approval in other foreign jurisdictions in which we plan to market and sell our products. The time required to obtain registrations or approvals, if required by other countries, may be longer than that required for FDA clearance, and requirements for such registrations, clearances, or approvals may significantly differ from FDA requirements. If we modify our products, we may need to apply for additional regulatory approvals before we are permitted to sell the modified product. In addition, we may not continue to meet the quality and safety standards required to maintain the authorizations that we have received. If we are unable to maintain our authorizations in a particular country, we will no longer be able to sell the applicable product in that country.

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Failure to comply with these rules, regulations, self-regulatory codes, circulars, and orders could result in significant civil and criminal penalties and costs and could have a material adverse impact on our business. Also, these regulations may be interpreted or applied by a prosecutorial, regulatory, or judicial authority in a manner that could require us to make changes in our operations or incur substantial defense and settlement expenses. Even unsuccessful challenges by regulatory authorities or private relators could result in reputational harm and the incurring of substantial costs. In addition, many of these laws are vague or indefinite and have not been interpreted by the courts and have been subject to frequent modification and varied interpretation by prosecutorial and regulatory authorities, increasing compliance risks.

Certain modifications to our products may require new 510(k) clearance or other marketing authorizations.

Once a medical device is permitted to be legally marketed in the U.S. pursuant to a 510(k) clearance, a medical device developer may be required to notify FDA of certain modifications to the device. Medical device developers determine in the first instance whether a change to a product requires a new premarket submission, but FDA may review any such decision.

While our BNA Platform received 510(k) clearance in December 2020, we may in the future apply for 510(k) clearance for updated components of our BNA Platform, which must, then, be found by the FDA to be substantially equivalent to the cleared BNA Platform and, thus, may not be lawfully marketed in the U.S. until FDA make a substantial equivalence determination and issues the requisite
510(k) clearance for the updated BNA Platform. Although the development of our BNA Platform has been carefully monitored and documented by professionals who are experienced in the FDA clearance process, there is no assurance that the FDA will agree that an updated component of our BNA Platform is substantially equivalent to the cleared BNA Platform and allow the updated BNA
Platform to be marketed in the United States. The FDA may determine that the device is not substantially equivalent and require a premarket approval (?PMA?) or, more likely, a de novo reclassification, and/or require further information, such as additional test data, including data from clinical studies, before it is able to make a determination regarding substantial equivalence. By requesting additional information, the FDA can delay market introduction of an updated BNA Platform. Delays in receipt of or failure to receive any necessary 510(k) clearance, de novo classification, or PMA, or the imposition of stringent restrictions for our BNA Platform, could have a material adverse effect on our business, results of operations and financial condition.

In the future, we may make other modifications to our products, including our BNA Platform, and determine, based on our review of the applicable FDA regulations and guidance, that in certain instances new 510(k) clearances or other premarket submissions are not required. If FDA disagrees with our determinations, we may be subject to a wide range of enforcement actions, including, for example, a warning letter, among other consequences, after which we will likely have to cease marketing the applicable modified product and/or to recall distributed units of such modified product until we obtain the requisite clearance or approval.

Our acquisition of Evoke increases our exposure to 510(k) regulatory risks due to the expansion of our medical device portfolio.

With our recent acquisition of Evoke, we have expanded our product portfolio to include additional medical devices that are subject to regulation by the FDA under the 510(k) premarket notification process. As a result, we are now responsible for ensuring ongoing regulatory compliance, post-market surveillance, and reporting obligations for multiple Class II medical devices, including both our
BNA Platform and the products acquired from Evoke. This expansion increases our exposure to FDA 510(k) regulatory risks in several ways. Each product line may have unique technical characteristics, intended uses, and regulatory histories, which increases the complexity of our compliance management and the likelihood of regulatory scrutiny. Any compliance issue, adverse event, or regulatory deficiency associated with any product in our expanded portfolio could trigger FDA enforcement actions, including warning letters, product recalls, or withdrawal of marketing clearance, any of which could materially and adversely affect our business, financial condition, and results of operations. Furthermore, modifications to any of the acquired products, or efforts to expand their indications for use, may require new 510(k) submissions, increasing the risk of delays, denials, or additional data requirements from the FDA. The integration of Evoke?s regulatory processes and quality systems into our existing compliance infrastructure may also present challenges, and any gaps or deficiencies in Evoke?s historical compliance could expose us to legacy risks or require remediation efforts. As a result, the addition of Evoke?s products to our portfolio has heightened our overall risk profile with respect to FDA 510(k) regulatory compliance, and any failure to effectively manage these increased risks could have a material adverse effect on our ability to commercialize our products and achieve our strategic objectives.

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Ongoing changes in healthcare regulation could negatively affect our revenues, business and financial condition.

The United States healthcare system has been continually evolving at the federal and state level due to comprehensive reforms relating to the payment for, the availability of and reimbursement for healthcare services. Key reforms have ranged from fundamentally changing federal and state healthcare reimbursement programs, including providing comprehensive healthcare coverage to the public under government-funded programs, to minor modifications to existing programs, and many have been challenged (with some being overturned or modified) along the way. One example, among countless others, is the Patient Protection and Affordable Care Act (the
?Affordable Care Act?), which was the most significant federal healthcare reform law enacted in the U.S. in recent history. The
Affordable Care Act has undergone substantial challenges and changes since its enactment in 2010, and numerous other federal healthcare reform legislation, executive orders, and judicial rulings have been implemented in the years since, most of which have been or are aimed at lowering healthcare costs in the U.S. To the extent any such reform measures or any future initiatives reduce reimbursement or coverage eligibility or any amounts or funds available (such as by reductions in reimbursement to our healthcare provider customers) for our BNA Platform and/or any future products we may market in the U.S. (if any), our business may be adversely affected.

Healthcare reform initiatives will continue to be proposed and may reduce healthcare related funding. It is impossible to predict the ultimate content and timing of any healthcare reform legislation and its resulting impact on us. If significant reforms are made to the healthcare system in the United States, or in other jurisdictions, those reforms may increase our costs or otherwise negatively effect on our business, results of operations, and financial condition.

On April 5, 2017, the European Parliament passed the Medical Devices Regulation (Regulation 2017/745), which repeals and replaces the EU Medical Device Directive and became effective on May 26, 2021. The Medical Devices Regulation, among other things, is intended to establish a uniform, transparent, predictable, and sustainable regulatory framework across the EEA for medical devices and ensure a high level of safety and health while supporting innovation. The new regulations, among other things:

?
strengthen the rules on placing devices on the market and reinforce surveillance once they are available;

?
establish explicit provisions on manufacturers? responsibilities for the follow-up of the quality, performance and safety of devices placed on the market;

?
improve the traceability of medical devices throughout the supply chain to the end-user or patient through a unique identification number;

?
set up a central database to provide patients, healthcare professionals and the public with comprehensive information on products available in the European Union; and

?
strengthen rules for the assessment of certain high-risk devices, such as implants, which may have to undergo an additional check by experts before they are placed on the market.

These modifications may have an effect on the way we conduct our business in the EEA.

Any change in the laws or regulations that govern the clearance and approval processes relating to our current, planned and future products could make it more difficult and costly to obtain clearance or approval for new products or to produce, market and distribute existing products. Significant delays in receiving clearance or approval or the failure to receive clearance or approval for our new products would have an adverse effect on our ability to expand our business.

Our products may contribute to adverse medical events that we are required to report to FDA and other governmental authorities, and if we fail to do so, we would be subject to sanctions that could harm our reputation, business, results of operations, and financial condition. The discovery of serious safety issues with our products, or a recall of our products either voluntarily or at the direction of FDA or another governmental authority, could have a negative impact on us.

We are required to timely file various reports with FDA, including reports required by the medical device reporting regulations which require us to report to FDA when we receive or become aware of information that reasonably suggests that one of our products may have contributed to a death or serious injury or malfunctioned in a way that, if the malfunction were to recur in the device or a similar device that we market, could contribute to a death or serious injury. If we fail to comply with our reporting obligations, FDA or other governmental authorities could take action, including warning letters, untitled letters, administrative actions, criminal prosecution, imposition of civil monetary penalties, revocation of our device clearance, seizure of our products, or delay in clearance of future products. FDA and certain foreign regulatory bodies have the authority to require the recall of commercialized products under certain circumstances.

A government-mandated or voluntary recall by us could occur as a result of an unacceptable risk to health, component failures, malfunctions, labeling or design deficiencies, packaging defects, or other deficiencies, or failures to comply with applicable regulations. If we do not adequately address problems associated with our devices, we may face additional regulatory requirements or enforcement action, including required new marketing authorizations, FDA warning letters, product seizure, injunctions, administrative penalties, or civil or criminal proceedings.

We may initiate voluntary withdrawals, removals, or corrections for our products in the future that we determine do not require notification of FDA because no material compliance issue or safety risk is involved. If FDA disagrees with our determinations, it could require us to report those actions and we may be subject to enforcement action. A future recall announcement or other corrective action could harm our financial results and reputation, potentially lead to product liability claims against us, require the dedication of our time and capital, and negatively affect our sales.

In addition, FDA?s and other regulatory authorities? policies may change, and additional government regulations may be enacted that could prevent, limit, or delay regulatory approval of our future products. For example, in November 2018, FDA announced that it plans to develop proposals to drive manufacturers utilizing the 510(k) pathway toward the use of newer predicates. It is unclear the extent to which any proposals, if adopted, could impose additional regulatory requirements on us that could delay our ability to obtain new 510(k) clearances, increase the costs of compliance, or restrict our ability to maintain our current clearances.

We also cannot predict the likelihood, nature, or extent of government regulation that may arise from future legislation or administrative or executive action, either in the U.S. or abroad. For example, the Trump Administration previously enacted several executive actions that could impose significant burdens on, or otherwise materially delay, FDA?s ability to engage in routine regulatory and oversight activities. It is difficult to predict how these executive actions and executive actions that may be taken under the Biden Administration may affect FDA?s ability to exercise its regulatory authority. If these executive actions impose constraints on FDA?s ability to engage in oversight and implementation activities in the normal course, our business may be negatively impacted.

Changes in internet regulations could adversely affect our business.

Laws, rules, and regulations governing internet communications, advertising, and e-commerce are dynamic, and the extent of future government regulation is uncertain. Federal and state regulations govern various aspects of our online business, including intellectual property ownership and infringement, trade secrets, the distribution of electronic communications, marketing and advertising, user privacy and data security, search engines, and internet tracking technologies. Future taxation on the use of the internet or e-commerce transactions could also be imposed. Existing or future regulation or taxation could increase our operating expenses and expose us to significant liabilities.

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Disruptions at the FDA, other agencies or notified bodies caused by funding shortages or global health concerns could hinder their ability to hire, retain, or deploy key leadership and other personnel, or otherwise prevent new or modified products from being developed, cleared or approved, or commercialized in a timely manner, or at all, which could negatively impact our business.

The ability of the FDA, other agencies and notified bodies to review and authorize or certify for marketing new products can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory and policy changes, agency?s or notified body?s ability to hire and retain key personnel and accept the payment of user fees, and other events that may otherwise affect the agency?s or notified body?s ability to perform routine functions. Average review times at the FDA and other agencies and notified bodies have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable. Disruptions at the FDA, other agencies and notified bodies may also slow the time necessary for new medical devices or modifications to be reviewed and/or cleared, approved or certified by necessary agencies or notified bodies, which would adversely affect our business. For example, over the last several years, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA employees and stop critical activities. In addition, in recent years, the FDA postponed most inspections of domestic and foreign manufacturing facilities at various points in response to the global COVID-19 pandemic. If a prolonged government shutdown occurs, or if global health concerns, including pandemics, were to prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

In the EU, notified bodies must be officially designated to certify products and services in accordance with the MDR, which regulates the development and sale of medical devices in Europe. While several notified bodies have been designated, the COVID-19 pandemic significantly slowed down their designation process and the current designated notified bodies are facing a large amount of requests with the new regulation, as a consequence of which review times have lengthened although a regulation amending the EU MDR was adopted in March 2023, extending existing transitional provisions to December 31, 2028. This situation could significantly impact the ability of notified bodies to timely review and process our regulatory submissions, which could have a material adverse effect on our business in the EU and EEA (which consists of the 27 EU member states plus Norway, Liechtenstein and Iceland).

The misuse or off-label use of our BNA Platform may harm our reputation in the marketplace, result in injuries that lead to product liability suits or result in costly investigations, fines or sanctions by regulatory bodies, particularly if we are deemed to have engaged in the promotion of these uses, any of which could be costly to our business.

Our BNA Platform is a Class II medical device cleared by FDA for commercialization in the U.S. pursuant to the 510(k) notification process for the post-hoc statistical analysis of the human electroencephalogram in December 2020 for use in individuals 12 to 85 years of age. We, thus, are not currently able to promote the BNA Platform for any other indications for use or make any promotional claims that are inconsistent with, or outside the scope of, such FDA clearance (often referred to as ?off-label? claims). However, the assessment of whether a given claim is or is not consistent with a given FDA clearance or approval can often be subjective, and we cannot guarantee that FDA will always agree with our position regarding a particular claim or that all of our employees, representatives, and agents will abide by our marketing policies. If FDA determines that we have promoted any product without the requisite clearance or approval and/or for an off-label or unapproved use, it could take any number of enforcement actions against us, including (among others), issuing untitled or warning letters and/or pursuing an injunction, seizure, civil fine and/or criminal penalties.
It is also possible that other federal, state or foreign enforcement authorities might take action under other regulatory authority, such as laws prohibiting false claims for reimbursement, any of which would have a material adverse effect on our financial condition and/or business as a whole.

Additionally, we must have competent and reliable scientific evidence or, where applicable, other adequate substantiation for each reasonable interpretation of every promotional claim we make. In particular, comparative or superiority claims generally require adequate, well controlled, head-to-head clinical studies, comparing the product to the applicable competing products. To the extent we make any claims, or are otherwise held responsible for third-party claims about any product we may market in the United States, without the requisite clinical substantiation, we could be subject to enforcement action by FDA and/or the Federal Trade Commission
(FTC), as well as a competitor challenge via the National Advertising Division (NAD) of the Better Business Bureau. Our plans to utilize social media as a primary promotional tool for our device(s) increases the applicable enforcement risk, as it makes it easier for our employees, affiliates, and any third parties with which we may have a relationship and/or arrangement under which we are deemed responsible for such party?s claims about our product(s) to disseminate promotional claims about our product(s) that may be inconsistent with applicable regulations governing device promotions. Further, consumers can bring private false-advertising lawsuits, including class actions, against us for any material misrepresentations and/or deceptive or unsubstantiated claims (among other similar causes of action) in our promotional materials or other advertising. Any of the foregoing could have a material adverse effect on our business.

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We may be subject to certain federal, state, and foreign fraud and abuse laws, health information privacy and security laws, and transparency laws, which, if violated, could subject us to substantial penalties. Additionally, any challenge to or investigation into our practices under these laws could cause adverse publicity and be costly to respond to, and thus could harm our business.

There are numerous U.S. federal and state, as well as foreign, laws pertaining to healthcare fraud and abuse, including anti-kickback, false claims, and physician transparency laws. Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations may involve substantial costs. Our business practices and relationships with providers and patients are subject to scrutiny under these laws. We may also be subject to patient information privacy and security regulation by both the federal government and the states and foreign jurisdictions in which we conduct our business. The healthcare laws and regulations that may affect our ability to operate include:

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the federal healthcare Medicare and Medicaid Patient Protection Act of 1987 (the ?Anti-Kickback Statute?), which prohibits, among other things, persons, and entities from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, lease, order, or arrange for or recommend a good or service, for which payment may be made, in whole or in part, under federal healthcare programs, such as Medicare and Medicaid. The term ?remuneration? has been broadly interpreted to include anything of value. The government can establish a violation of the Anti-Kickback Statute without proving that a person or entity had actual knowledge of the law or a specific intent to violate. Moreover, the government may assert that a claim including items or services resulting from a violation of the federal healthcare Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act. Although there are a number of statutory exceptions and regulatory safe harbors to the federal healthcare Anti-Kickback Statute protecting certain common business arrangements and activities from prosecution or regulatory sanctions, the exceptions and safe harbors are drawn narrowly. Practices that involve remuneration to those who prescribe, purchase, or recommend medical device products, including discounts, or engaging individuals as speakers, consultants, or advisors, may be subject to scrutiny if they do not fit squarely within an exception or safe harbor. Our practices may not in all cases meet all of the criteria for safe harbor protection from anti-
kickback liability. Moreover, there are no safe harbors for many common practices, such as reimbursement support programs, educational or research grants, or charitable donations;

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the federal civil False Claims Act, which prohibits, among other things, individuals or entities from knowingly presenting, or causing to be presented, false or fraudulent claims for payment of federal government funds, and knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to avoid, decrease or conceal an obligation to pay money to the federal government. Private individuals, commonly known as ?whistleblowers,? can bring civil False Claims Act qui tam actions, on behalf of the government and such individuals and may share in amounts paid by the entity to the government in recovery or settlement. False Claims Act liability is potentially significant in the healthcare industry because the statute provides for treble damages and mandatory penalties for each false or fraudulent claim or statement. The government may assert that a claim including items or services resulting from a violation of the federal Anti-
Kickback Statute constitutes a false or fraudulent claim under the federal civil False Claims Act. Many pharmaceutical and medical device manufacturers have been investigated and have reached substantial settlements under the federal civil False
Claims Act in connection with alleged off-label promotion of their products and allegedly providing free products to customers with the expectation that the customers would bill federal health care programs for the product. In addition, manufacturers can be held liable under the federal civil False Claims Act even when they do not submit claims directly to government payers if they are deemed to ?cause? the submission of false or fraudulent claims. There are also criminal penalties, including imprisonment and criminal fines, for making or presenting false, fictitious or fraudulent claims to the federal government;

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Health Insurance Portability and Accountability Act of 1996 (?HIPAA?), which created additional federal criminal statutes that prohibit, among other things, knowingly and willfully executing or attempting to execute a scheme to defraud any healthcare benefit program, including private third-party payers, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statements or representations, or making or using any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry in connection with the delivery of, or payment for, healthcare benefits, items or services.
Similar to the federal healthcare Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation;

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the federal Physician Payments Sunshine Act under the Affordable Care Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children?s Health
Insurance Program (with certain exceptions) to report annually to the United States Department of Health and Human
Services, Centers for Medicare and Medicaid Services, information related to payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, and applicable manufacturers and group purchasing organizations, as well as ownership and investment interests held by physicians and their immediate family members. Since January 2022, applicable manufacturers are also required to report information regarding payments and transfers of value provided to physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists, and certified nurse-midwives;

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HIPAA, as amended by Health Information Technology for Economic and Clinical Health Act (?HITECH?), and their respective implementing regulations, which imposes privacy, security, and breach reporting obligations with respect to
Protected Health Information (?PHI?), upon entities subject to the law, such as health plans, healthcare clearinghouses and certain healthcare providers, and their respective business associates that perform services on their behalf that involve PHI.
HITECH also created new tiers of civil monetary penalties, amended HIPAA to make HIPAA compliance as well as civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the HIPAA laws and seek attorneys? fees and costs associated with pursuing federal civil actions; and

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analogous state and foreign law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payer, including commercial insurers or patients; state laws that require device companies to comply with the industry?s voluntary compliance guidelines and the applicable compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state and local laws that require the licensure of sales representatives; state laws that require device manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures and pricing information; data privacy and security laws and regulations in foreign jurisdictions that may be more stringent than those in the United States (such as the EU, which adopted the General Data Protection Regulation, which became effective in May 2018); state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts; and state laws related to insurance fraud in the case of claims involving private insurers.

These laws and regulations, among other things, may constrain our business, marketing, and other promotional activities by limiting the kinds of financial arrangements, including sales programs, we may have with physicians or other potential purchasers of our products and consulting agreements we enter into with physicians. Further, while we do not submit claims and our future customers will make the ultimate decision on whether or how to submit any potential claims, we may provide reimbursement guidance and support regarding our products, to the extent reimbursement may be available, which could implicate these laws. Due to the breadth of these laws, the narrowness of statutory exceptions and regulatory safe harbors available, and the range of interpretations to which they are subject, it is possible that some of our current or future practices might be challenged under one or more of these laws.

To enforce compliance with healthcare regulatory laws, certain enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. For example, U.S. federal and state regulatory and enforcement agencies continue to actively investigate violations of healthcare laws and regulations, including pursuing novel theories of liability under these laws. These government agencies recently have increased regulatory scrutiny and enforcement activity with respect to manufacturer reimbursement support activities and patient support programs, including bringing criminal charges or civil enforcement actions under the federal healthcare Anti-Kickback statute, federal civil False Claims Act, the health care fraud statute, and HIPAA privacy provisions. Responding to investigations can be time and resource consuming and can divert management?s attention from the business. Any such investigation or settlement could increase our costs or otherwise have an adverse effect on our business. Even an unsuccessful challenge or investigation into our practices could cause adverse publicity, and be costly to respond to.

If our operations are found to be in violation of any of the healthcare laws or regulations described above or any other healthcare regulations that may apply to us, we may be subject to administrative, civil and criminal penalties, damages, fines, disgorgement, substantial monetary penalties, exclusion from participation in government healthcare programs, such as Medicare and Medicaid, imprisonment, additional reporting obligations, and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, reputational harm, and the curtailment or restructuring of our operations.

Since our BNA Platform will utilize cloud-based information systems and the exchange of information between patents and doctors, we will be subject to numerous U.S. federal and state laws and regulations related to the privacy and security of personally identifiable information, including health information.

Among other data-privacy and/or confidentiality laws to which we may be subject, HIPAA establishes privacy and security standards that limit the use and disclosure of PHI and require covered entities and business associates to implement administrative, physical, and technical safeguards to ensure the confidentiality, integrity, and availability of individually identifiable health information in electronic form, among other requirements.

Violations of HIPAA may result in civil and criminal penalties. We must also comply with HIPAA?s breach notification rule which requires notification to affected individuals and the Secretary of Health and Human Services (?HHS?), and in certain cases to media outlets, in the case of a breach of unsecured PHI. The regulations also require business associates of covered entities to notify the covered entity of breaches by the business associate.

State attorneys general also have the right to prosecute HIPAA violations committed against residents of their states, and HIPAA standards have been used as the basis for the duty of care in state civil suits, such as those for negligence or recklessness in misusing personal information. In addition, HIPAA mandates that HHS conduct periodic compliance audits of HIPAA covered entities and their business associates for compliance.

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Many states also have laws that protect the privacy and security of sensitive and personal information, including health information.
These laws may be similar to or even more protective than HIPAA and other federal privacy laws. For example, the laws of the State of California are more restrictive than HIPAA. Where state laws are more protective than HIPAA, we must comply with the state laws we are subject to, in addition to HIPAA. For example, California passed the California Consumer Privacy Act or CCPA on June 28,
2018, which went into effect January 1, 2020. On November 3, 2020, the California Privacy Rights Act of 2020 (?CPRA?), which amends the CCPA and adds new privacy protections that became effective on January 1, 2023, was enacted through a ballot initiative.
While information we maintain that is covered by HIPAA may be exempt from the CCPA, other records and information we maintain related to patients or personnel may be subject to the CCPA. In certain cases, it may be necessary to modify our planned operations and procedures to comply with these more stringent state laws. Not only may some of these state laws impose fines and penalties upon violators, but also some, unlike HIPAA, may afford private rights of action to individuals who believe their personal information has been misused. In addition, state and federal privacy laws subject to frequent change.

In addition to HIPAA and state health information privacy laws, we may be subject to other state and federal privacy laws, including laws that prohibit unfair privacy and security practices and deceptive statements about privacy and security, laws that place specific requirements on certain types of activities, such as data security and texting, and laws requiring holders of personal information to maintain safeguards and to take certain actions in response to a data breach.

Our subsidiary, Firefly Neuroscience Ltd., has received Israeli governmental grants to assist in the funding of its research and development activities. The IIA grants which Firefly Neuroscience Ltd.?s technology has received for research and development expenditures restrict its ability to manufacture products and transfer (including by way of license for R&D purposes) know-how outside of Israel and require it to satisfy specified conditions.

Firefly Neuroscience Ltd.?s technologies were developed, in part, with grants from the Israel Innovation Authority, or IIA (formerly known as the Office of the Chief Scientist of the Ministry of Economy and Industry) in the aggregate amount of approximately
$4.60 million. As of December 31, 2024, Firefly Neuroscience Ltd. has paid  royalties to the IIA and had a contingent obligation to the
IIA (including interest) of $5.83 million. The requirements and restrictions for such grants are set forth in the Encouragement of
Research, Development and Technological Innovation in Industry Law, 5744-1984 (formerly known as the Law for the
Encouragement of Research and Development in Industry, 5744-1984), or the Innovation Law, the IIA?s rules and guidelines and the terms of these grants.

In general, the recipients of IIA grants are obligated to pay the IIA royalties from the revenues generated from the sale of products and related services developed as a result of a research and development program funded, in whole or in part, by the IIA, at rates which are determined under the IIA?s rules and guidelines (generally of 3% to 6% on sales of IIA-funded products or related services, which rates may be increased under certain circumstances) up to the aggregate amount of the total grants received by the IIA (which may be increased under certain circumstances, as described below), plus annual interest (as determined in the IIA?s rules and guidelines).
Following the full payment of such royalties and interest, there is generally no further liability for royalty payments; however, other restrictions under the Innovation Law continue to apply, as described below.

Under the IIA?s rules and guidelines, Firefly Neuroscience Ltd. is generally prohibited from manufacturing products developed using the IIA funding outside of the State of Israel without the prior approval of the IIA (except for the transfer of less than 10% of the manufacturing capacity in the aggregate which requires only a notice) and subject to payment of increased royalties (up to 300% of the grant amount plus accrued interest, depending on the manufacturing volume that is performed outside of Israel). Additionally, under the IIA?s rules and guidelines, Firefly Neuroscience Ltd. is prohibited from transferring the IIA-funded know-how and related intellectual property rights outside of the State of Israel, except under limited circumstances and only with the prior approval of the
IIA. Firefly Neuroscience Ltd. may not receive the required approvals for any proposed transfer, and even if received, Firefly
Neuroscience Ltd. may be required to pay the IIA a redemption fee of up to 600% of the grant amounts (less paid royalties, if any, and depreciation, but no less than the total grants received) plus accrued interest. Approval of the transfer of know-how to an Israeli company is also required, and may be granted if the recipient assumes all of our responsibilities towards the IIA, including the restrictions on the transfer of know-how and the manufacturing rights outside of Israel and the obligation to pay royalties, and, although such transfer will not be subject to the payment of a redemption fee, there will be an obligation to pay royalties to the IIA from the income of such sale transaction as part of the royalty payment obligation. No assurance can be given that approval for any such transfer, if requested, will be granted.

These restrictions may impair our ability to perform or outsource manufacturing outside of Israel or otherwise transfer or sell Firefly
Neuroscience Ltd.?s IIA funded know-how outside of Israel, without the approval of the IIA. Furthermore, the consideration available to Firefly Neuroscience Ltd.?s and/or our shareholders in a transaction involving the transfer outside of Israel of know-how developed with IIA funding (such as a merger or similar transaction) may be reduced by any amounts that Firefly Neuroscience Ltd. is required to pay to the IIA. If Firefly Neuroscience Ltd. fails to comply with the requirements of the Innovation Law and the IIA?s rules and guidelines, Firefly Neuroscience Ltd. may become subject to financial sanctions, be required to return certain grants previously received along with interest and penalties and may become subject to criminal proceedings. In addition, the Government of Israel may, from time to time, audit sales of products which it claims incorporate technology funded via IIA programs and this may lead to additional royalties being payable on additional products, and may subject such products to the restrictions and obligations specified hereunder.

It may be difficult to enforce a U.S. judgment against our subsidiary, Firefly Neuroscience Ltd., and our officers and directors in
Israel or otherwise outside the United States, to assert U.S. securities laws claims in Israel or to serve process on our officers and directors.

While we are incorporated in Delaware, our subsidiary, Firefly Neurosciences Ltd. Is incorporated Israel. Some of our executive officers and directors reside outside of the United States, and many of our assets and most of the assets of our executive officers and directors are located outside of the United States. Therefore, a judgment obtained in the United States against us or such executive officers and our directors, including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States, and it may be difficult for you to affect service of process on these persons in the United States. In addition, it may be difficult to obtain a judgment in Israel based on the civil liability provisions of U.S. federal securities laws. Israeli courts might not enforce judgments obtained in the United States against us or our non-U.S. directors and executive officers, which may make it difficult to collect on judgments rendered against us or our non-U.S. officers and directors by either a U.S. or foreign court. Moreover, an Israeli court will not enforce a non-Israeli judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases), if its enforcement is likely to prejudice the sovereignty or security of the State of Israel, if it was obtained by fraud or in the absence of due process, if it is at variance with another valid judgment that was given in the same matter between the same parties, or if a suit in the same matter between the same parties was pending before a court or tribunal in Israel at the time the foreign action was brought.

Cybersecurity incidents, including data security breaches or computer viruses, could harm our business by disrupting our delivery of services, damaging our reputation, or exposing us to liability.

We receive, process, store, and transmit, often electronically, data of our customers and others which may be confidential.
Unauthorized access to our computer systems or stored data could result in the theft or improper disclosure of confidential information, the deletion or modification of records, or could cause interruptions in our operations. These cybersecurity risks increase when we transmit information from one location to another, including transmissions over the Internet or other electronic networks.
Despite implemented security measures, our facilities, systems, and procedures, and those of our third-party service providers, may be vulnerable to security breaches, phishing scams, acts of vandalism, software viruses, misplaced or lost data, programming and/or human errors, or other similar events which may disrupt our delivery of services or expose the confidential information of the
Company, our customers and others. Any security breach involving the misappropriation, loss, or other unauthorized disclosure or use of confidential information of our customers or others, whether by us or a third party, could: (i) subject us to civil and criminal penalties; (ii) have a negative impact on our reputation; or (iii) expose us to liability to our customers, third parties, or government authorities. Any of these developments could have a material adverse effect on our business, financial condition, and results of operations.

Foreign data protection, privacy, and other laws and regulations are often more restrictive than those in the U.S. The E.U., for example, traditionally has imposed stricter obligations under its laws and regulations relating to privacy, data protection and consumer protection than the U.S. In May 2018, the GDPR, governing data practices and privacy in the E.U., became effective and replaced the data protection laws of the individual member states. GDPR requires companies to meet stringent requirements regarding the handling of personal data of individuals in the E.U. These more stringent requirements include expanded disclosures to inform members about how we may use their personal data, increased controls on profiling members, and increased rights for members to access, control and delete their personal data. In addition, there are mandatory data breach notification requirements. The law also includes significant penalties for non-compliance, which may result in monetary penalties of up to 20 million Euros or 4% of a company?s worldwide turnover, whichever is higher. GDPR and other similar regulations require companies to give specific types of notice, and informed consent is required for the placement of a cookie or similar technologies on a user?s device for online tracking for behavioral advertising and other purposes and for direct electronic marketing. The GDPR also imposes additional conditions in order to satisfy such consent, such as a prohibition on pre-checked consents. It remains unclear how the U.K. data protection laws or regulations will develop in the medium to longer term and how data transfer to the U.K. from the E.U. will be regulated. Outside of the E.U., there are many other countries with data protection laws, and new countries are adopting data protection legislation with increasing frequency.

Many of these laws may require consent from individuals for the use of data for various purposes, including marketing, which may reduce our ability to market our products.

There is no harmonized approach to these laws and regulations globally. Consequently, we increase our risk of non-compliance with applicable foreign data protection laws and regulations when we expand internationally. We may need to change and limit the way we use personal information in operating our business and may have difficulty maintaining a single operating model that is compliant.
Compliance with such laws and regulations will result in additional costs and may necessitate changes to our business practices and divergent operating models, limit the effectiveness of our marketing activities, adversely affect our business, results of operations, and financial condition, and subject us to additional liabilities.

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Our business could be adversely affected by professional and legal challenges to our business model or by new state actions restricting our ability to provide our products and services in certain states.

Since the success of our business will be dependent on the widespread adaptation of our BNA Platform as a valid method for statistical analysis of EEG scans, neurologists across multiple geographies will be needed to use our BNA Platform and provide positive feedback and results. This will expose us to legal risk of patients or neurologists who may have a negative experience with our BNA Platform filing lawsuits claiming damages or other claims. Although we will seek insurance coverage for such legal actions, there is no assurance that the amount of coverage will be sufficient to cover these claims. In addition, such legal actions from consumers and neurologists may result in material and adverse effects on our ability to continue to conduct business due to negative press.

Security breaches, data breaches, cyber-attacks, other cybersecurity incidents or the failure to comply with privacy, security and data protection laws could materially impact our operations, patient care could suffer, we could be liable for damages, and our business, operations and reputation could be harmed.

We expect to retain confidential customer personal and financial, patient health information and our own proprietary information and data essential to our business operations. We will rely upon the effective operation of our IT systems, and those of our service providers, vendors, and other third parties to safeguard the information and data. Additionally, our success may be dependent on the success of healthcare providers, many of whom are comprised of individual or small operations with limited IT experience and inadequate or untested security protocols, in managing data privacy and data security requirements. It is critical that the facilities, infrastructure and IT systems on which we depend to run our business and the products we develop remain secure and be perceived by the marketplace and our potential customers to be secure. Despite the implementation of security features in our products and security measures in our IT systems, we and our service providers, vendors, and other third parties may become subject to physical break-ins, computer viruses or other malicious code, unauthorized or fraudulent access, programming errors or other technical malfunctions, hacking or phishing attacks, malware, ransomware, employee error or malfeasance, cyber-attacks, and other breaches of IT systems or similar disruptive actions, including by organized groups and nation-state actors. For example, we may experience cybersecurity incidents and unauthorized internal employee exfiltration of company information.

Further, the frequency of third-party cyber-attacks has increased over the last several years. The military conflict in Ukraine may cause nation-state actors or hackers sympathetic to either side of the conflict to carry out cyber-attacks to achieve their goals, which may include espionage, information gathering operations, monetary gain, ransomware, disruption, and destruction. Significant service disruptions, breaches in our infrastructure and IT systems or other cybersecurity incidents could expose us to litigation or regulatory investigations, impair our reputation and competitive position, be distracting to our management, and require significant time and resources to address. Affected parties or regulatory agencies could initiate legal or regulatory action against us, which could prevent us from resolving the issues quickly or force us to resolve them in unanticipated ways, cause us to incur significant expense and liability, or result in judicial or governmental orders forcing us to cease operations or modify our business practices in ways that could materially limit or restrict the products and services we provide. Concerns over our privacy practices could adversely affect others?
perception of us and deter potential customers, patients and partners from using our products. In addition, patient care could suffer, and we could be liable if our products or IT systems fail to deliver accurate and complete information in a timely manner. We have internal monitoring and detection systems as well as cybersecurity and other forms of insurance coverage related to a breach event covering expenses for notification, credit monitoring, investigation, crisis management, public relations and legal advice. However, damages and claims arising from such incidents may not be covered or may exceed the amount of any coverage and do not cover the time and effort we may incur investigating and responding to any incidents, which may be material. The costs to eliminate, mitigate or recover from security problems and cyber-attacks and incidents could be material and depending on the nature and extent of the problem and the networks or products impacted, may result in network or systems interruptions, decreased product sales, or data loss that may have a material impact on our operations, net revenues and operating results.

Our business will expose us to potential liability for the quality and safety of our products and services, how we advertise and market those products and services and how and to whom we sell them, and we may incur substantial expenses or be found liable for substantial damages or penalties if we are subject to claims or litigation.

Our products and services involve an inherent risk of claims concerning their design, manufacture, safety and performance, how they are marketed and advertised in a complex framework of highly regulated domestic and international laws and regulations, how we package, bundle or sell them to potential customers, who may be private individuals or companies or public entities such as hospitals and clinics, and how we train and support doctors, their staffs and patients who administer or use our products. Moreover, consumer products and services are routinely subject to claims of false, deceptive or misleading advertising, consumer fraud and unfair business practices. Additionally, we may be held liable if any product we develop or manufacture or services we offer or perform causes injury or is otherwise found unhealthy. If our products are safe but they are promoted for off-label usage, we may be investigated, fined or have our products or services enjoined or approvals rescinded or we may be required to defend ourselves in litigation. Although we maintain insurance for product liability, business practices and other types of activities we make or offer, coverage may not be available on acceptable terms, if at all, and may be insufficient for actual liabilities. Any claim for product liability, sales, advertising and business practices, regardless of its merit or eventual outcome, could result in material legal defense costs and damage our reputation, increase our expenses and divert management?s attention.

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Increased focus on current and anticipated environmental, social and governance (?ESG?) laws and increased scrutiny of our
ESG policies and practices may materially increase our costs, expose us to potential liability, adversely impact our reputation, employee retention, willingness of potential customers and suppliers to do business with us and willingness of investors to invest in
us.

Our operations are subject to a variety of existing local, regional and global ESG laws and regulations, and we will likely be required to comply with new, broader, more complex and more costly laws and regulations that focus on ESG matters. Our compliance obligations will likely span all aspects of our business and operations, including product design and development, materials sourcing and other procurement activities, product packaging, product safety, energy and natural resources usage, facilities design and utilization, recycling and collection, transportation, disposal activities and workers? rights.

Environmental regulations related to greenhouse gases are expected to have an increasingly larger impact on our or our suppliers?
energy sources. Many U.S. and foreign regulators have enacted or are considering enacting new or additional disclosure requirements or limits on the emissions of greenhouse gases, including, but not limited to, carbon dioxide and methane, from power generation units using fossil fuels. The effects of greenhouse gas emission limits on power generation are subject to significant uncertainties, including the timing of any new requirements, levels of emissions reductions and the scope and types of emissions regulated. These limits may have the effect of increasing our costs and those of our suppliers and could result in manufacturing, transportation and supply chain disruptions and delays if clean energy alternatives are not readily available in adequate amounts when required. Moreover, alternative energy sources, coupled with reduced investments in traditional energy sources and infrastructure, may fail to provide the predictable, reliable, and consistent energy that we, our suppliers and other businesses need for operations.

Meeting our obligations under existing ESG laws, rules, or regulations is already costly to us and our suppliers, and we expect those costs to increase as new laws are enacted, possibly materially. Additionally, we expect regulators to perform investigations, inspections and periodically audit our compliance with these laws and regulations, and we cannot provide assurance that our efforts or operations will be compliant. If we fail to comply with any requirements, we could be subject to significant penalties or liabilities and we may be required to implement new and materially more costly processes and procedures to come into compliance. Further, these laws are subject to unpredictable changes. Even if we successfully comply with these laws and regulations, our suppliers may fail to comply. We may also suffer financial and reputational harm if future customers require, and we are unable to deliver, certification that our products are conflict free. In all of these situations, our future customers may stop purchasing products from us, and may take legal action against us, which could harm our reputation, revenues and results of operations.

Investor advocacy groups, institutional investors, investment funds, proxy advisory services, stockholders, and consumers are also increasingly focused on corporate ESG practices. Additionally, public interest and legislative pressure related to public companies?
ESG practices continues to grow. If our ESG practices fail to meet investors? or other industry stakeholders? evolving expectations and standards, including environmental stewardship, support for local communities, board of director and employee diversity, human capital management, employee health and safety practices, product quality, supply chain management, corporate governance and transparency and employing ESG strategies in our operations, our brand, reputation and employee retention may be negatively impacted, potential customers and suppliers may be unwilling to do business with us and investors may be unwilling to invest in us. In addition, as we work to align our ESG practices with industry standards, we have expanded and will likely continue to expand our disclosures in these areas. We also expect to incur additional costs and require additional resources to monitor, report, and comply with our various ESG practices. If we fail to adopt ESG standards or practices as quickly as stakeholders desire, report on our ESG efforts or practices accurately, or satisfy the disclosure and other expectations of stakeholders, our reputation, business, financial performance, growth, and stock price may be adversely impacted.

We are subject to consumer protection laws that regulate our marketing practices and prohibit unfair or deceptive acts or practices.
Our actual or perceived failure to comply with such obligations could harm our business, and changes in such regulations or laws could require us to modify our products, marketing or advertising efforts.

In connection with the marketing or advertisement of our products and services, we could be the target of claims relating to false, misleading, deceptive, or otherwise noncompliant advertising or marketing practices, including under the auspices of the FTC and state consumer protection statutes. If we rely on third parties to provide any marketing and advertising of our products and services, we could be liable for, or face reputational harm as a result of, their marketing practices if, for example, they fail to comply with applicable statutory and regulatory requirements.

If we are found to have breached any consumer protection, advertising, unfair competition, or other laws or regulations, we may be subject to enforcement actions that require us to change our marketing and business practices in a manner which may negatively impact us. This could also result in litigation, fines, penalties, and adverse publicity that could cause reputational harm and loss of patient trust, which could have an adverse effect on our business.

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Risks Related to our Intellectual Property

Our success depends in part on our proprietary technology, and if we are unable to successfully enforce our intellectual property rights, our competitive position may be harmed.

Our success will depend in part on our ability to maintain existing intellectual property and to obtain and maintain further intellectual property protection for our products and services, both in the U.S. and in other countries. We intend to protect our intellectual property rights, including our AI technology and related algorithms, through a combination of patent, trademark, copyright, and trade secret laws, as well as third-party confidentiality and assignment agreements. Our inability to do so could harm our competitive position.

We rely on our portfolio of issued and pending patent applications in the U.S. and other countries to protect a large part of our intellectual property and our competitive position; however, our currently pending or future patent filings may not result in the issuance of patents. While we generally apply for patents in those countries where we intend to make, have made, use, or sell patented products, we may not accurately predict all of the countries where patent protection will ultimately be desirable. If we fail to timely file for a patent, we may be precluded from doing so at a later date.

Economic and trade policy, including tariffs and customs regulations, could have a material and adverse effect on our business.

The U.S. has established free trade laws and regulations that set certain duties and tariffs for qualifying imports and exports, subject to compliance with the applicable classification and other requirements. Changes in laws or policies governing the terms of foreign trade, and in particular increased trade restrictions, tariffs or taxes on imports from countries where components of our products may be sourced, such as China, could have a material adverse effect on our business and financial results. In recent years, the U.S. and
Chinese governments have imposed a series of significant incremental retaliatory tariffs to certain imported products. Most notably with respect to the automotive industry, the U.S. imposed tariffs on imports of certain steel, aluminum and automotive components, and China imposed retaliatory tariffs on imports of U.S. vehicles and certain automotive components. Further, the U.S. administration recently has proposed and begun to enact additional or enhanced tariffs in various jurisdictions relevant to our business.
Implementation of tariffs or other restrictive trade measures by the United States and potentially reciprocally by other countries subject to such to tariffs remains highly uncertain. Due to the global nature of our business, specifically in the jurisdictions impacted by the recent tariffs announcements, if the actual and potential tariffs and reciprocal tariffs are implemented as currently proposed, our results of operations could be materially negatively impacted, both directly and indirectly through negative effects to our supply chain, as a result of increased costs, decreased demand and other adverse economic impacts, and we may not be able to successfully mitigate or offset such impacts. Depending upon their implementation and duration, as well as our ability to mitigate their impact, these tariffs and any other future regulatory actions implemented on a broader range of products or raw materials could materially affect our business, including in the form of increased cost of goods sold, decreased margins, increased pricing for customers, reduced sales and disruption in our supply chain. Furthermore, additional trade restrictions could be adopted with little to no advanced notice, and we may not be able to effectively mitigate the adverse impacts from such measures, which could further increase the cost of our products, disrupt our supply chain and impair our ability to effectively operate and compete in the countries where we do business.

In addition, various countries regulate cross-border transactions of certain products through import permitting and licensing requirements. The exportation, re-exportation, transfers within foreign countries and importation of our products, including by our suppliers and vendors, must comply with these laws and regulations, and any violations may result in reputational harm, government investigations and penalties, and a denial or curtailment of importing or exporting activities. Complying with U.S. export, sanctions and import laws, including ongoing and rapidly changing sanctions against certain countries, regions, governments and related persons and entities, may be time consuming, may increase our costs, and may result in the delay or loss of sales opportunities.
If we are found to be in violation of U.S. export, sanctions or import laws, or similar laws in other jurisdictions, we and the individuals working for us could incur substantial fines and penalties. Changes in export, sanctions or import laws or regulations may delay the sale of complementary products in the U.S. and international markets, and require us to spend resources to seek necessary alternatives, or, in some cases, prevent the export or import of complementary products to certain countries, regions, governments, persons or entities, which could adversely affect our business, financial condition and operating results.

Patent rights are territorial, and patent protection extends only to those countries where we have issued patents. Filing, prosecuting and defending patents on our products and our future products in all countries and jurisdictions throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States could be less extensive than those in the United States. Many countries do not protect intellectual property to the same extent as the U.S. or Europe, and their litigation processes differ. Competitors may successfully challenge or avoid our patents, or manufacture products in countries where we have not applied for patent protection. Changes in the patent laws in the U.S. or other countries may diminish the value of our patent rights. As a result of these and other factors, the scope, validity, enforceability, and commercial value of our patent rights are uncertain and unpredictable.

Furthermore, the patent positions of medical device companies involve complex legal and factual questions, and, therefore, the issuance, scope, validity and enforceability of any patent claims that we may obtain cannot be predicted with certainty. The issuance of a patent, while presumed valid and enforceable, is not conclusive as to its validity or its enforceability and it may not provide us with adequate proprietary protection or competitive advantages against competitors with similar products. Any patents issued to us may be challenged, invalidated, held unenforceable, circumvented, or may not be sufficiently broad to prevent third parties from producing competing products similar in design to our products. In addition, any protection afforded by foreign patents may be more limited than that provided under U.S. patent and intellectual property laws. There can be no assurance that any of our patents, any patents licensed to us, or any patents which we may be issued in the future, will provide us with a competitive advantage or afford us protection against infringement by others, or that the patents will not be successfully challenged or circumvented by third parties, including our competitors. Further, there can be no assurance that we will have adequate resources to enforce our patents. Competitors may also be able to design around our patents. Other parties may develop and obtain patent protection for more effective technologies, designs or methods.

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Our ability to enforce our patent rights depends on our ability to detect infringement. It is difficult to detect infringers who do not advertise the components that are used in their products. Moreover, it may be difficult or impossible to obtain evidence of infringement in a competitor?s or potential competitor?s product, particularly in litigation in countries other than the U.S. that do not provide an extensive discovery procedure. Any litigation to enforce or defend our patent rights, if any, even if we were to prevail, could be costly and time-consuming and would divert the attention of our management and key personnel from our business operations. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded if we were to prevail may not be commercially meaningful.

Moreover, advances in AI technology may generate developments that existing IP laws do not adequately protect. The legislative and regulatory environment is out of our control, may change rapidly and unpredictably, and may negatively influence our revenue, costs, earnings, and growth. Some rules and regulations may be subject to litigation or other challenges that delay or modify their implementation and impact on us.

We also may seek to rely on protection of copyright, trade secrets, know how, and confidential and proprietary information. We generally enter into confidentiality and non-compete agreements with our employees, consultants, and collaborative partners upon their commencement of a relationship with us. However, these agreements may not provide meaningful protection against the unauthorized use or disclosure of our trade secrets or other confidential information, and adequate remedies may not exist if unauthorized use or disclosure were to occur. The exposure of our trade secrets and other proprietary information would impair our competitive advantages and could have a material adverse effect on our operating results, financial condition, and future growth prospects. In particular, a failure to protect our proprietary rights might allow competitors to copy our technology, which could adversely affect our pricing and market share. We may not be able to prevent the unauthorized disclosure or use of our technical knowledge or trade secrets by consultants, vendors, former employees and current employees. Further, other parties may independently develop substantially equivalent know-how and technology.

We currently own registered trademarks for our BNA Platform, and we intend to rely on both registered and common law rights for our trademarks in the future. There can be no assurance that our future trademark applications will be approved. Third parties may also oppose our trademark applications, or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products and services, which could result in loss of brand recognition, and could require us to devote resources to advertising and marketing new brands. Further, there can be no assurance that competitors will not infringe our trademarks, or that we will have adequate resources to enforce our trademarks.

Litigation, interferences, oppositions, re-exams, inter partes reviews, post grant reviews, or other proceedings are, have been, and may in the future be necessary in some instances to determine the validity and scope of certain of our proprietary rights, and in other instances to determine the validity, scope, or non-infringement of certain proprietary rights claimed by third parties to be pertinent to the manufacture, use, or sale of our products or provision of our services. These types of proceedings are unpredictable and may be protracted, expensive, and distracting to management. The outcome of such proceedings could adversely affect the validity and scope of our patent or other proprietary rights, hinder our ability to manufacture and market our products and provide our services, require us to seek a license for the infringed product or technology, or result in the assessment of significant monetary damages. An unfavorable ruling could include monetary damages or, in cases where injunctive relief is sought, an injunction prohibiting us from selling our products or providing our services. Any of these results from litigation could adversely affect our business, financial condition, and results of operations.

Successful cybersecurity attacks, data breaches, unapproved use of machine learning or AI tools, or other security incidents could result in the loss of IP and key technological advantages. Security incidents could result in, for example, unauthorized access to, disclosure, modification, misuse, loss, or destruction of company, patient, or other third party data; theft or import of sensitive, regulated, or confidential data including personal information and IP, such as key innovations in AI; the loss of access to critical data or systems through ransomware; and business delays.

If we infringe or violate the patents or proprietary rights of other parties or are subject to an intellectual property infringement or misappropriation claim, our ability to grow our business may be severely limited.

Our commercial success also depends upon our ability, and the ability of any third party with which we may partner, to develop, manufacture, market and sell our products, if approved, and use our patent-protected technologies without infringing the patents of third parties. Extensive litigation over patents and other intellectual property rights is common in the medical device industry.

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We may not have identified all patents, published applications or published literature that affect our business either by blocking our ability to commercialize our products, by preventing the patentability of one or more aspects of our products, or by covering the same or similar technologies that may affect our ability to market our products. For example, we may not have conducted a patent clearance search sufficient to identify potentially obstructing third party patent rights. Moreover, patent applications in the United States are maintained in confidence for up to 18 months after their filing. In some cases, however, patent applications remain confidential in the
U.S. Patent and Trademark Office, or the USPTO, for the entire time prior to issuance as a U.S. patent. Patent applications filed in countries outside of the United States are not typically published until at least 18 months from their first filing date. Similarly, publication of discoveries in the scientific or patent literature often lags behind actual discoveries. We cannot be certain that we were the first to invent, or the first to file, patent applications covering our products. We also may not know if our competitors filed patent applications for technology covered by our pending applications or if we were the first to invent the technology that is the subject of our patent applications. Competitors may have filed patent applications or received patents and may obtain additional patents and proprietary rights that block or compete with our patents.

We may therefore in the future be the subject of patent or other litigation. From time to time, we may in the future receive letters from third parties drawing our attention to their patent rights. While we do not believe that we infringe upon any valid and enforceable rights that have been brought to our attention, and we take necessary steps to ensure that we do not infringe on the rights of others, there may be other more pertinent rights of which we are presently unaware. The defense and prosecution of intellectual property suits, interference proceedings, and related legal and administrative proceedings could result in substantial expense to us and significant diversion of effort by our technical and management personnel. An adverse determination of any litigation or interference proceeding to which we may become a party could subject us to significant liabilities. An adverse determination of this nature could also put our patents at risk of being invalidated or interpreted narrowly or require us to seek licenses from third parties. Licenses may not be available on commercially reasonable terms or at all, in which event, our business would be materially adversely affected.
Intellectual property litigation or claims could force us to cease developing, selling or otherwise commercializing one or more of our products; to pay substantial damages for past use of the asserted intellectual property; and redesign, or rename in the case of trademark claims, our product(s) to avoid such third party rights, which may not be possible or which could be costly and time-consuming. Any of these risks coming to fruition could have a material adverse effect on our business, results of operations, financial condition and prospects.

Our failure to secure trademark registrations could adversely affect our ability to market our products and operate our business.

Any future trademark applications in the United States and any other jurisdictions where we may file may not be allowed registration, and we may not be able to maintain or enforce our registered trademarks. During trademark registration proceedings, we may receive rejections. Although we are given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in the USPTO and in corresponding foreign agencies, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our applications and/or registrations, and our applications and/or registrations may not survive such proceedings. Failure to secure such trademark registrations in the United States and in foreign jurisdictions could adversely affect our ability to market our products and our business.

We may be subject to claims that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

As is common in the medical device industry, we may employ individuals who were previously employed at other companies similar to ours, including our competitors or potential competitors. We may become subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

Obtaining and maintaining patent protection depends on compliance with various procedures and other requirements, and our patent protection could be reduced or eliminated in case of non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or applications will be due to the relevant patent agencies in several stages over the lifetime of the patents and /or applications. The relevant patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent application process. In many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which the failure to comply with the relevant requirements can result in the abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, our competitors might be able to use our technologies and know-how which could have a material adverse effect on our business, prospects, financial condition and results of operation.

Patent terms may be inadequate to protect our competitive position on our products for an adequate amount of time.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our products are obtained, once the patent life has expired for a product, we may be open to competition from competitive products. Given the amount of time required for the development, testing and regulatory review of new products, patents protecting such products might expire before or shortly after such products are commercialized. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

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We may be subject to claims challenging the inventorship of our patents and other intellectual property.

We may be subject to claims that former employees, collaborators or other third parties have an interest in our patents or other intellectual property as an inventor or co-inventor or an author. For example, we may have inventorship or ownership disputes arise from conflicting obligations of consultants or others who are involved in developing our products. Litigation may be necessary to defend against these and other claims challenging inventorship or our ownership of our patents or other intellectual property. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

We use AI in our business, and challenges with properly managing its use could result in reputational harm, competitive harm, and legal liability, and adversely affect our results of operations.

We incorporate AI solutions into our BNA platform, services, and features, and these applications are important in our operations. Our competitors or other third parties may incorporate AI into their products more quickly or more successfully than us, which could impair our ability to compete effectively and adversely affect our results of operations.

Additionally, if the content, analyses, or recommendations that AI applications assist in producing are or are alleged to be deficient, inaccurate, or biased, our business, financial condition, and results of operations may be adversely affected. Our use of AI and machine learning is subject to risks related to flaws in our algorithms and datasets that may be insufficient or contain biased information. The development of AI technologies is complex, and there are several challenges associated with achieving the desired level of accuracy, efficiency, and reliability. The algorithms and models used in our AI systems may have limitations, including biases, errors, or inability to handle certain data types or scenarios. There is a risk of system failures, disruptions, or vulnerabilities that could compromise the integrity, security, or privacy of our platform. These failures could result in reputational damage, legal liabilities, or loss of user confidence, which could materially affect our business.

The use of AI applications has resulted in, and may in the future result in, cybersecurity incidents that implicate the personal data of patients and users of such applications. Any such cybersecurity incidents related to our use of AI applications could adversely affect our reputation and results of operations. AI also presents emerging ethical issues, and if our use of AI becomes controversial, we may experience brand or reputational harm, competitive harm, or legal liability. The rapid evolution of AI, including potential government regulation of AI, will require significant resources to develop, test and maintain our platform, services, and features to help us implement AI ethically in order to minimize unintended, harmful impact.

Legislative and governmental activity in the privacy area may result in new laws or regulations that are applicable to us and that may hinder our business, for example, by restricting use or sharing of patient data, limiting our ability to provide certain data to our customers, limiting our ability to develop or modify our AI systems, or otherwise regulating AI and machine learning, including the use of algorithms and automated processing in ways that could materially affect our business, or which may lead to significant increases in the cost of compliance.

General Risks Related to Us

Our limited access to sufficient funding may hinder our ability to conduct planned operations and realize potential profits.

To date, we have primarily funded our operations through the sale of equity securities and the issuance of convertible notes. These funding sources have been critical to supporting our ongoing research and development initiatives, maintaining our workforce, and financing our early commercialization efforts. However, the capital we have raised to date has not been sufficient to cover our long-
term operational needs, and we continue to rely on external funding to sustain and grow our business. Although we have had success in raising funds previously, the availability of capital markets is subject to a variety of factors beyond our control, including macroeconomic conditions, investor sentiment, and market volatility.

There is no assurance that future financing will be available to us on acceptable terms. Market conditions or changes in our financial performance may limit our ability to attract new investment. If we are unable to raise sufficient funds through equity or debt financing or other strategic alternatives, we may be forced to delay, scale back, or discontinue our product development and commercialization efforts, reduce our workforce, or suspend or curtail planned operations altogether.

Moreover, the report of our independent registered public accounting firm for the fiscal year ended December 31, 2024, includes a statement that substantial doubt exists about our ability to continue as a going concern, which may also limit our ability to access the capital markets or obtain favorable financing terms. The going concern qualification may raise concerns among potential investors, creditors, and business partners, making it more challenging to secure future funding or enter into strategic relationships. Without adequate financing, we may be unable to achieve our planned milestones, capitalize on market opportunities, or execute our growth strategy in a timely and effective manner.

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We may not continue to meet the continued listing requirements of Nasdaq, which could result in a delisting of our Common
Stock.

Our Common Stock is listed on Nasdaq. While we are currently in compliance, WaveDancer has been in the past been, and we may in the future be, unable to comply with certain of the listing standards that we are required to meet to maintain the listing of our Common
Stock on Nasdaq. For instance, on August 8, 2024, WaveDancer received a letter from the Listing Qualifications Department of the
Nasdaq Stock Market LLC (the ?Staff?) indicating that in the former WaveDancer?s Quarterly Report on Form 10-Q filed with the
SEC on May 14, 2024, WaveDancer reported stockholders? equity of $1,708,520 for the period ended March 31, 2024, which did not comply with Listing Rule 5550(b)(1) (the ?Minimum Stockholders? Equity Requirement?). Additionally, as previously reported, in a decision dated November 14, 2023, a Nasdaq Hearings Panel (the ?Panel?) confirmed that we had regained compliance with the
Minimum Stockholders? Equity Requirement for a prior outstanding deficiency under the Minimum Stockholders? Equity
Requirement as related to the WaveDancer?s stockholders? equity for the period ended March 31, 2023. In the decision, the Panel imposed a Mandatory Panel Monitor for a period of one year or until November 14, 2024, which would require the Staff to issue a
Delist Determination Letter in the event that WaveDancer, prior to the consummation of the Merger, or we, following the consummation of the Merger, failed to maintain compliance with the Minimum Stockholders? Equity Rule. On August 13, 2024, we
received a notice from the Nasdaq Stock Market LLC indicating that following the Staff?s review of the Merger, the Staff determined that we now comply with the Minimum Stockholders? Equity Requirement and that the matter is now closed.

While we have regained compliance with the continued listing requirements for Nasdaq, it cannot be assured that we will continue to do so. If Nasdaq delists our Common Stock from trading on its exchange for failure to meet the listing standards, an investor would likely find it significantly more difficult to dispose of or obtain our shares, and our ability raise future capital through the sale of our shares could be severely limited. Delisting could also have other negative results, including the potential loss of confidence by employees, the loss of institutional investor interest and fewer business development opportunities. Additionally, if we are unable to list on Nasdaq, it would likely be more difficult to trade in or obtain accurate quotations as to the market price of our Common Stock.
If our securities are delisted from trading on Nasdaq, and we are not able to list its securities on another exchange or to have them quoted on Nasdaq, our securities could be quoted on the OTC Bulletin Board or on the ?pink sheets.? As a result, we could face significant adverse consequences including:

?
a limited availability of market quotations for its securities;

?
a determination that our Common Stock is a ?penny stock,? which will require brokers trading in our Common Stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

?
a limited amount of news and analyst coverage for us; and

?
a decreased ability to issue additional securities (including pursuant to short-form registration statements on Form S-3) or to obtain additional financing in the future.

The market price of our Common Stock may be subject to significant fluctuations and volatility, and the stockholders of the company may be unable to resell their shares at a profit and may incur losses.

Prior to the Merger, there has not been a public market for our Common Stock. The market price of our Common Stock could be subject to significant fluctuation. The previous business of WaveDancer differs from our business in important respects and, accordingly, our results of operations and the market price of our Common Stock following the Merger may be affected by factors different from those currently affecting the results of operations of WaveDancer. Market prices for securities of life sciences and medical technology companies in particular have historically been particularly volatile and have shown extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors, as well as general economic, political and market conditions such as recessions or interest rate changes, may seriously affect the market price of our Common Stock, regardless of our actual operating performance. Some of the factors that may cause the market price of our Common Stock to fluctuate include:

?
investors reacting negatively to the effect of our business and prospects from the Merger;

?
the announcement of new products, new developments, services or technological innovations by us or our competitors;

?
actual or anticipated quarterly increases or decreases in revenue, gross margin or earnings, and changes in our business, operations or prospects;

?
announcements relating to strategic relationships, mergers, acquisitions, partnerships, collaborations, joint ventures, capital commitments, or other events by us or our competitors;

?
conditions or trends in the life sciences and medical technology industries;

?
changes in the economic performance or market valuations of other life sciences and medical technology companies;

?
general market conditions or domestic or international macroeconomic and geopolitical factors unrelated to our performance or financial condition;

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?
sale of our Common Stock by stockholders, including executives and directors;

?
volatility and limitations in trading volumes of our Common Stock;

?
volatility in the market prices and trading volumes of the life sciences and medical technology stocks;

?
our ability to finance our business;

?
ability to secure resources and the necessary personnel to pursue our plans;

?
failure to meet external expectations or management guidance;

?
changes in our capital structure or dividend policy, future issuances of securities, sales or distributions of large blocks of
Common Stock by stockholders;

?
our cash position;

?
announcements and events surrounding financing efforts, including debt and equity securities;

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analyst research reports, recommendations and changes in recommendations, price targets, and withdrawals of coverage;

?
departures and additions of key personnel;

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disputes and litigation related to intellectual properties, proprietary rights, and contractual obligations;

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investigations by regulators into our operations or those of our competitors;

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changes in applicable laws, rules, regulations, or accounting practices and other dynamics; and

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other events or factors, many of which may be out of our control.

In the past, following periods of volatility in the overall market and the market prices of particular companies? securities, securities class action litigation has often been instituted against these companies. Litigation of this type, if instituted against us, could result in substantial costs and a diversion of our management?s attention and resources. Any adverse determination in any such litigation or any amounts paid to settle any such actual or threatened litigation could require us to make significant payments.

We currently take advantage of reduced disclosure and governance requirements applicable to smaller reporting companies, which could result in our Common Stock being less attractive to investors.

We have a public float of less than $250 million and therefore qualify as a smaller reporting company under the rules of the SEC. As a smaller reporting company, we are able to take advantage of reduced disclosure requirements, such as simplified executive compensation disclosures and reduced financial statement disclosure requirements in our SEC filings. Decreased disclosures in our
SEC filings due to our status as a smaller reporting company may make it harder for investors to analyze our results of operations and financial prospects. We cannot predict if investors will find our Common Stock less attractive if we rely on these exemptions. If some investors find our Common Stock less attractive as a result, there may be a less active trading market for our Common Stock and our stock price may be more volatile. We may take advantage of the reporting exemptions applicable to a smaller reporting company until we are no longer a smaller reporting company, which status would end once we have a public float greater than $250 million. In that event, we could still be a smaller reporting company if our annual revenues were below $100 million and we have a public float of less than $700 million.

Our Charter provides that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders? ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our Charter provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of
Delaware is the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or stockholder to us or our stockholders,
(iii) any action asserting a claim against the Company, its current or former directors, officers or employees arising pursuant to any provision of the DGCL or the Charter or the Bylaws, (iv) any action as to which the DGCL confers jurisdiction on the Court of
Chancery of the State of Delaware, or (v) any action asserting a claim against us, our directors, officers or employees governed by the internal affairs doctrine. This exclusive forum provision would not apply to suits brought to enforce any liability or duty created by the
Securities Act or the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction. To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

This choice of forum provision may limit a stockholder?s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or employees, which may discourage such lawsuits against us and our directors, officers or employees. If a court were to find the choice of forum provision contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

34

We will issue additional equity securities in the future, which may result in dilution to existing investors.

To the extent we raise additional capital by issuing equity securities, our stockholders may experience substantial dilution. We will, from time to time, sell additional equity securities in one or more transactions at prices and in a manner it determines. If we sell additional equity securities, existing stockholders may be materially diluted. In addition, new investors could gain rights superior to existing stockholders, such as liquidation and other preferences. In addition, the number of shares available for future grant under our equity compensation plans may be increased in the future. In addition, the exercise or conversion of outstanding options or warrants to purchase shares of capital stock may result in dilution to our stockholders upon any such exercise or conversion.

All of WaveDancer?s outstanding shares of common stock, and any shares of WaveDancer Common Stock that were issued in the
Merger are, freely tradable without restrictions or further registration under the Securities Act, except for any shares held by our affiliates, as defined in Rule 144 under the Securities Act. Rule 144 defines an affiliate as a person who directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, us and would include persons such as our directors and executive officers and large stockholders. In turn, resales, or the perception by the market that a substantial number of resales could occur, could have the effect of depressing the market price of our Common Stock.

The concentration of the capital stock ownership with our insiders will likely limit the ability of our stockholders to influence corporate matters.

Our executive officers, directors, five percent or greater stockholders, and the respective affiliated entities beneficially own approximately 20% of our outstanding Common Stock. As a result, these stockholders, acting together, have control over matters that require approval by our stockholders, including the election of directors and approval of significant corporate transactions. Corporate actions might be taken even if other stockholders oppose them. This concentration of ownership might also have the effect of delaying or preventing a corporate transaction that other stockholders may view as beneficial.

Certain stockholders could attempt to influence changes, which could adversely affect our operations, financial condition and the value of our Common Stock.

Our stockholders may from time to time seek to acquire a controlling stake, engage in proxy solicitations, advance stockholder proposals or otherwise attempt to effect changes. Campaigns by stockholders to effect changes at publicly traded companies are sometimes led by investors seeking to increase short-term stockholder value through actions such as financial restructuring, increased debt, special dividends, stock repurchases or sales of assets or the entire company. Responding to proxy contests and other actions by activist stockholders can be costly and time-consuming and could disrupt our operations and divert the attention of the Board and senior management from our business and operations. These actions could adversely affect our operations, financial condition and the value of our Common Stock.

The sale or availability for sale of a substantial number of shares of Common Stock of could adversely affect the market price of such shares.

Sales of a substantial number of shares of Common Stock in the public market and other legal restrictions on resale, or the perception that these sales could occur, could adversely affect the market price of such shares and could materially impair our ability to raise capital through equity offerings in the future. As of June 23, 2025, we have approximately 13,226,557 shares of Common Stock outstanding, without giving effect to the Reverse Stock Split, excluding securities underlying options and warrants, and based on the
Exchange Ratio of 0.1040. This includes the shares being issued to our stockholders as merger consideration, which may be resold in the public market immediately without restriction. We are unable to predict what effect, if any, market sales of securities held by our significant stockholders, directors or officers or the availability of these securities for future sale will have on the market price of our
Common Stock.

If securities analysts do not publish research or reports about our business, or if they publish negative evaluations, the price of our
Common Stock could decline.

The trading market for our Common Stock will rely in part on the availability of research and reports that third-party industry or financial analysts publish about us. There are many large, publicly traded companies active in the life sciences and medical technology industries, which may mean it will be less likely that we receive widespread analyst coverage. Furthermore, if one or more of the analysts who do cover us downgrades our stock, our stock price would likely decline. If one or more of these analysts cease coverage of us, we could lose visibility in the market, which in turn could cause our stock price to decline. Additionally, if securities analysts publish negative evaluations of competitors in the life sciences and medical technology industries, the comparative effect could cause our stock price to decline.

35

Our management will be required to devote substantial time to comply with public company regulations.

As a public company, we will incur significant legal, accounting and other expenses we did not incur as a private company. The
Sarbanes-Oxley Act of 2002 (the ?Sarbanes-Oxley Act?), the Dodd-Frank Wall Street Reform and Consumer Protection Act (the
?Dodd-Frank Act?), as well as rules implemented by the SEC and Nasdaq, impose various requirements on public companies, including those related to corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs relative to those of we incurred as a private company, and will make some activities more time consuming and costly.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluation and testing of its internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act (?Section 404?). Our compliance with these requirements will require that we incur substantial accounting and related expenses and expend significant management efforts. We will likely need to hire additional accounting and financial staff to satisfy the ongoing requirements of Section 404. The costs of hiring such staff may be material and there can be no assurance that such staff will be immediately available to us. Moreover, if we are not able to comply with the requirements of Section 404, or if we or our independent registered public accounting firm identifies deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, investors could lose confidence in the accuracy and completeness of our financial reports, the market price of our Common Stock could decline and we could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities.

As a non-accelerated filer, we will not be required to comply with the auditor attestation requirements of the Sarbanes-Oxley Act.

We are not an ?accelerated filer? or a ?large accelerated filer? under the Exchange Act. Rule 12b-2 under the Exchange Act defines an
?accelerated filer? to mean any company that first meets the following conditions at the end of each fiscal year: The company had a public float of $75 million or more, but less than $700 million, as of the last business day of the company?s most recently completed second fiscal quarter; the company has been subject to the reporting requirements of the Exchange Act for at least twelve calendar months; the company has filed at least one annual report under the Exchange Act; and the company is not eligible to use the requirements for a ?smaller reporting company? under the revenue test in paragraph (2) or (3)(iii)(B), as applicable, of the ?smaller reporting company? definition in Rule 12b-2 of the Exchange Act. Rule 12b-2 under the Exchange Act defines a ?large accelerated filer? in the same way as an ?accelerated filer? except that the company meeting the definition must have a public float of $700 million or more as of the last business day of the company?s most recently completed second fiscal quarter.

A non-accelerated filer is not required to file an auditor attestation report on internal control over financial reporting that is otherwise required under Section 404(b) of the Sarbanes-Oxley Act.

Therefore, our internal control over financial reporting will not receive the level of review provided by the process relating to the auditor attestation included in annual reports of issuers that are subject to the auditor attestation requirements. In addition, we cannot predict if investors will find our Common Stock less attractive because we are not required to comply with the auditor attestation requirements. If some investors find our Common Stock less attractive as a result, there may be a less active trading market for our
Common Stock and the trading price for our Common Stock may be negatively affected.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our Common Stock.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404 or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our ordinary shares.

A ?material weakness? is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. Prior to the Merger in August 2024, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. In preparing our consolidated financial statements for the ended December 31, 2024, we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting as related to the (i) not having adequate Information Technology General Controls ("ITGC") or related
Information Produced by Entity ("IPE") Controls, and (ii) lack of segregation of duties

To remediate our material weaknesses, we expect to incur substantially more additional costs for addressing our material weaknesses and deficiencies. Our remedial measures will include: (a) developing, maintaining and revising impacted ITGC and IPE controls as necessary, including reviewing the names and functions of each individual involved in the overall control environment to ensure there is proper segregation of duties and (b) development of policies and procedures that require approval of journal entries by the appropriate supervisor of, or an individual that is in an oversight role to, the individuals who prepare them and retain such documentation.  We have commenced the implementation of several aforementioned remedial measures, which we expect to complete in 2025.

36

The implementation of any or all of these aforementioned measures, however, still may not fully address the material weaknesses in our internal control over financial reporting. Additionally, as most of our documentation will be prepared internally, we do not expect there to be significant material costs to implement our remedial measures. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies and material misstatements in our financial statements, which could result in a restatement of our consolidated financial statements, cause us to fail to meet our reporting obligations, reduce our ability to obtain financing or cause investors to lose confidence in our reported financial information, leading to a decline in our stock price. Material weaknesses could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis, reduce our ability to obtain financing or cause investors to lose confidence in our reported financial information, leading to a decline in our stock price, and significantly hinder our ability to prevent fraud.

As a recently listed public company, we may not be able to timely and effectively implement controls and procedures required by
Section 404 that are applicable to us as public company.

The standards required for a public company under Section 404 of the Sarbanes-Oxley Act are significantly more stringent than those required of a privately held company. Management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable to us as a public company. If management is not able to implement the additional requirements of Section 404 in a timely manner or with adequate compliance, it may not be able to assess whether its internal control over financial reporting is effective, which may subject us to adverse regulatory consequences and could harm investor confidence and cause the market price of our Common Stock to decline.

We may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and stock price, which could cause you to lose some or all of your investment.

Although WaveDancer and Private Firefly had conducted due diligence on each other prior to the consummation of the Merger, there can be no assurances that their diligence revealed all material issues that may be present in our business, that all material issues through a customary amount of due diligence will be uncovered, or that factors outside of our control will not later arise. As a result, we may be forced to later write-down or write-off assets, restructure operations, or incur impairment or other charges that could result in losses. Even if due diligence successfully identifies certain risks, unexpected risks may arise, and previously known risks may materialize in a manner not consistent with each company?s preliminary risk analysis. Even though these charges may be non-cash items and may not have an immediate impact on liquidity, the fact that we report charges of this nature could contribute to negative market perceptions about us or our securities. In addition, charges of this nature may make future financing difficult to obtain on favorable terms or at all.

Anti-takeover provisions under Delaware corporate law may make it difficult for our stockholders to replace or remove our Board, and could deter or delay third parties from acquiring us, which may be beneficial to our stockholders.

We are subject to the anti-takeover provisions of Delaware law, including Section 203 of the DGCL. Under these provisions, which became effective upon the closing of the Merger, if anyone becomes an ?interested stockholder,? we may not enter into a ?business combination? with that person for three (3) years without special approval, which could discourage a third party from making a takeover offer and could delay or prevent a change of control. For purposes of Section 203 of the DGCL, ?interested stockholder?
means, generally, someone owning fifteen percent (15%) or more of our outstanding voting stock during the past three (3) years, subject to certain exceptions as described in Section 203 of the DGCL.

We do not anticipate that we will pay any cash dividends in the foreseeable future.

The current expectation is that we will retain our future earnings, if any, to fund the development and growth of our business. As a result, capital appreciation, if any, of our Common Stock will be your sole source of gain, if any, for the foreseeable future.

It is not possible to predict the actual number of shares of the Common Stock we will sell under the ELOC Purchase Agreement to
Arena, or the actual gross proceeds resulting from those sales.

On December 20, 2024, we entered into the ELOC Purchase Agreement with Arena, pursuant to which Arena has committed to purchase up to $10,000,000 of our Common Stock, subject to certain limitations and conditions set forth in the ELOC Purchase
Agreement. The Common Stock that may be issued under the ELOC Purchase Agreement may be sold by us to Arena at our discretion from time to time over the 36-month period beginning on the Commencement Date.

We generally have the right to control the timing and amount of any sales of our Common Stock to Arena under the ELOC Purchase
Agreement. Sales of our Common Stock, if any, to Arena under the ELOC Purchase Agreement will depend upon market conditions and other factors to be determined by us. We may ultimately decide to sell to Arena all, some or none of our Common Stock that may be available for us to sell to Arena pursuant to the ELOC Purchase Agreement.

37

Because the purchase price per share to be paid by Arena for our Common Stock that we may elect to sell to Arena under the ELOC
Purchase Agreement, if any, will fluctuate based on the market prices of our Common Stock at the time we elect to sell shares to
Arena pursuant to the ELOC Purchase Agreement, if any, it is not possible for us to predict, as of the date of this filing and prior to any such sales, the number of our Common Stock that we will sell to Arena under the ELOC Purchase Agreement, the purchase price per share that Arena will pay for shares purchased from us under the ELOC Purchase Agreement, or the aggregate gross proceeds that we will receive from those purchases by Arena under the ELOC Purchase Agreement.

Although the ELOC Purchase Agreement provides that we may sell up to an aggregate of $10,000,000 of our Common Stock to
Arena, up to 2,934,666 Common Stock have been registered for resale under a prior registration statement. The number of Common
Stock ultimately offered for resale by Arena is dependent upon the number of the shares of Common Stock, if any, we ultimately elect to sell to Arena pursuant to the ELOC Purchase Agreement.

If we elect to issue and sell to Arena pursuant to the ELOC Purchase Agreement more Common Stock than have been registered for resale in order to receive aggregate gross proceeds equal to an aggregate of $10,000,000 available under the ELOC Purchase
Agreement, we will file with the SEC one or more additional registration statements to register under the Securities Act the resale by
Arena of any such additional Common Stock we elect to sell to Arena from time to time under the ELOC Purchase Agreement, and the SEC must declare such additional registration statements effective before we can sell any additional Common Stock to Arena under the ELOC Purchase Agreement. Any issuance and sale by us under the ELOC Purchase Agreement of a substantial amount of
Common Stock in addition to the 2,934,666 Common Stock already registered for resale could cause additional substantial dilution to our shareholders.

In addition, pursuant to the terms of the ELOC Purchase Agreement, (i) the number of Common Stock we will sell to Arena under each Advance Notice will not exceed the ELOC Beneficial Ownership Limitation which is 9.99% of the then total outstanding
Common Stock and (ii) the aggregate number of Common Stock we will sell to Arena will not exceed the ?Exchange Cap? which is
19.99% of the then outstanding Common Stock before such proposed sale, unless we obtain shareholders? approval to issue shares in excess of the Exchange Cap.

Our inability to access a portion or the full amount available under the ELOC Purchase Agreement, in the absence of any other financing sources, could have a material adverse effect on our business.

The sale and issuance of our Common Stock to Arena will cause dilution to our existing shareholders, and the sale of Common
Stock acquired by Arena or the perception that such sales may occur could cause the price of our Common Stock to fall.

The purchase price for the Common Stock that we may sell to Arena under the ELOC Purchase Agreement will fluctuate based on the price of our Common Stock. Depending on market liquidity at the time, sales of such shares may cause the trading price of our
Common Stock to fall.

If and when we do sell shares to Arena, after Arena has acquired the shares, Arena may resell all, some, or none of those shares at any time or from time to time in its discretion. Therefore, sales to Arena by us could result in substantial dilution to the interests of other holders of our Common Stock. Additionally, the sale of a substantial number of Common Stock to Arena, or the anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales.

Investors who buy shares at different times will likely pay different prices. Pursuant to the ELOC Purchase Agreement, we will have discretion, subject to market demand, to vary the timing, prices, and numbers of shares of Common Stock sold to Arena. If and when we do elect to sell Common Stock to Arena pursuant to the ELOC Purchase Agreement, after Arena has acquired such shares, Arena may resell all, some or none of such shares at any time or from time to time in its discretion and at different prices. As a result, investors who purchase shares from Arena at different times will likely pay different prices for those shares, and so may experience different levels of dilution and in some cases substantial dilution and different outcomes in their investment results. Investors may experience a decline in the value of the shares they purchase from Arena as a result of future sales made by us to Arena at prices lower than the prices such investors paid for their shares. In addition, if we sell a substantial number of shares to Arena under the ELOC
Purchase Agreement, or if investors expect that we will do so, the actual sales of shares or the mere existence of our arrangement with
Arena may make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect such sales.

Arena will pay less than the then-prevailing market price for the Common Stock, which could cause the price of the Common
Stock to decline.

The purchase price of the Common Stock sold to Arena under the ELOC Purchase Agreement is derived from multiplying the market price of our Common Stock on Nasdaq by 88%. Our Common Stock to be sold to Arena pursuant to the ELOC Purchase Agreement will be purchased at a discounted price. As a result of the pricing structure, Arena may sell the Common Stock it receives immediately after receipt of such shares, which could cause the price of our Common Stock to decline.

38

Our management team will have broad discretion over the use of the net proceeds from the sales of our Common Stock to Arena, if any, and investors may not agree with how we use the proceeds and the proceeds may not be invested successfully.

Our management team will have broad discretion as to the use of the net proceeds from our sale of our Common Stock to Arena, if any, and we could use such proceeds for purposes other than those contemplated at the time of commencement of this offering.
Accordingly, investors will be relying on the judgment of our management team with regard to the use of those net proceeds, and investors will not have the opportunity, as part of their investment decision, to assess whether the proceeds are being used appropriately. It is possible that, pending their use, we may invest those net proceeds in a way that does not yield a favorable, or any, return for us. The failure of our management team to use such funds effectively could have a material adverse effect on our business, financial condition, operating results and cash flows.

Substantial future sales or issuances of the Common Stock or securities convertible into, or exercisable or exchangeable for, the
Common Stock, or the perception in the public markets that these sales or issuances may occur, may depress our stock price. Also, future issuances of the Common Stock or rights to purchase Common Stock could result in additional dilution of the percentage ownership of our shareholders and could cause our stock price to fall.

The conversion or exercise of our outstanding convertible or exercisable securities and resale of the underlying Common Stock, and any other future issuances of the Common Stock or securities convertible into, or exercisable or exchangeable for, the Common Stock, would result in a decrease in the ownership percentage of existing shareholders, i.e., dilution, which may cause the market price of the
Common Stock to decline. We cannot predict the effect, if any, of future issuances, conversions, or exercises of our securities, on the price of the Common Stock. In all events, future issuances of the Common Stock would result in the dilution of your holdings. In addition, the perception that new issuances of our securities are likely to occur, or the perception that holders of securities convertible or exercisable for Common Stock are likely to sell their securities, could adversely affect the market price of the Common Stock. The effect of such dilution may be magnified as to all shares that are not or may eventually not be subject to restrictions on resale as enumerated below.

We also expect that significant additional capital may be needed in the future to continue our planned operations, including expanding research and development, hiring new personnel, marketing our products, and continuing activities as an operating public company.
To the extent we raise additional capital by issuing equity securities, our shareholders may experience substantial dilution. We may sell Common Stock, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell Common Stock, convertible securities, or other equity securities in more than one transaction, investors may be materially diluted by subsequent sales. Such sales may also result in material dilution to our existing shareholders, and new investors could gain rights superior to our existing shareholders.

39

USE OF PROCEEDS

All of the shares of Common Stock offered by the Selling Securityholders pursuant to this prospectus will be sold by the Selling
Securityholders for their respective accounts. We will not receive any of the proceeds from these sales. We will pay certain expenses associated with the registration of the securities as described in the ?Plan of Distribution? section of this prospectus.

We will receive up to an aggregate of approximately $11,667,674 from the exercise of the Series C Warrants, the Broker Warrants, the
March 2025 Units Offering Warrants, the Finder?s Warrants, the Spiro?s Warrant, the June 2025 Units Offering Pre-Funded Warrant,
the $3.50 Warrants, and the $4.00 Warrants if such warrants are exercised in full for cash. We expect to use the net proceeds from the exercise of the aforementioned warrants for general corporate purposes. We will have broad discretion over the use of proceeds from the exercise of the Series C Warrants, the Broker Warrants, the March 2025 Units Offering Warrants, the Finder?s Warrants, the
Spiro?s Warrant, the June 2025 Units Offering Pre-Funded Warrant, the $3.50 Warrants, and the $4.00 Warrants. There is no
assurance that the holders of the Series C Warrants, the Broker Warrants, the March 2025 Units Offering Warrants, the Finder?s
Warrants, the Spiro?s Warrant, the June 2025 Units Offering Pre-Funded Warrant, the $3.50 Warrants, and the $4.00 Warrants will elect to exercise any or all of such warrants.

We may receive up to US$10,000,000 in aggregate gross proceeds under the ELOC Purchase Agreement from sales of our Common
Stock we may elect to make to Arena pursuant to the ELOC Purchase Agreement. We expect to use any proceeds that we will receive under the ELOC Purchase Agreement for working capital and general corporate purposes.

40

DETERMINATION OF OFFERING PRICE

The offering price of the shares of Common Stock underlying the Series C Warrants, the Broker Warrants, the March 2025 Units
Offering Warrants, and the Finder?s Warrants, the Spiro?s Warrant, the June 2025 Units Offering Pre-Funded Warrant, the $3.50
Warrants, and the $4.00 Warrants is determined by reference to the exercise price of such warrants. The exercise price of the Series C
Warrants is $2.56 per share, the exercise price of the Broker Warrants is $5.98 per share, the exercise price of the March 2025 Units
Offering Warrants is $4.00 per share, the exercise price of the Finder?s Warrants for Canaccord is $4.00 per share, the exercise price of the Finder?s Warrants for Research Capital is $3.00 per share, the exercise price of the Spiro?s Warrant is $0.096 per share, the exercise price of the June 2025 Units Offering Pre-Funded Warrant is $0.0001 per share, the exercise price of the $3.50 Warrants is
$3.50 per share, and the exercise price of the $4.00 Warrants is $4.00 per share.

We cannot currently determine the price or prices at which shares of Common Stock may be sold by the Selling Securityholders under this prospectus.

41

MARKET PRICE OF OUR COMMON STOCK AND DIVIDENDS

Market Information

Our shares of Common Stock are listed on Nasdaq under the symbol ?AIFF.?

As of June 23, 2025, there were 13,226,557 shares of our Common Stock outstanding, held of record by 396 holders, which does not include holders whose shares are held in nominee or ?street name? accounts through banks, brokers or other financial institutions.

Dividend Policy

We have never declared or paid cash dividends on our Common Stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends on our Common Stock in the near future. We may also enter into credit agreements or other borrowing arrangements in the future that will restrict our ability to declare or pay cash dividends on our Common Stock. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant. See also ?Risk Factors ? General Risks Related to
Us ? We do not anticipate that we will pay any cash dividends in the foreseeable future.?

42

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This summary highlights selected information from this prospectus and may not contain all of the information that is important to you in making an investment decision. Before investing in our securities, you should carefully read this entire prospectus, including our financial statements and the related notes included in this prospectus and the information set forth under the headings ?Risk Factors?
and ?Management?s Discussion and Analysis of Financial Condition and Results of Operations.? See also the section entitled ?Where
You Can Find Additional Information.?

Overview

We are an Artificial Intelligence (?AI?) technology company developing innovative neuroscientific solutions that improve brain health outcomes for patients with mental illnesses and neurological disorders. Our FDA-510(k) cleared Brain Network Analytics software platform (the ?BNA Platform?) is focused on advancing diagnostic and treatment approaches for people suffering from mental illnesses and cognitive disorders, including depression, dementia, anxiety disorders, concussions, and attention-deficit/hyperactivity disorder. We have invested a substantial amount of time and resources to develop the software, compile the requisite database of brain wave tests, gain patent protection, and receive Federal Drug Administration (?FDA?) clearance to market and sell the BNA Platform.
The BNA Platform is a software as a medical solution that was developed using AI through unsupervised machine learning (via clustering analysis) on our extensive proprietary database of standardized, high-definition longitudinal electroencephalograms
(?EEG?) of over 18,000 patients representing twelve disorders, as well as clinically normal patients. The BNA Platform, in conjunction with an FDA-cleared EEG system, may provide clinicians with comprehensive insights into brain function (cognition).
These insights could enhance a clinician?s ability to accurately diagnose mental illnesses and cognitive disorders and assist in evaluating what therapy or drug is best suited to optimize a patient?s outcome.

As of the date of this filing, the BNA Platform has been developed and is in the pre-commercial stages, but has not yet been launched widely. However, we are currently planning to undertake a commercial launch of the BNA Platform in 2025. We do not expect that additional development costs to achieve this commercial launch will be material. We believe there is potential for such commercialization, both with respect to pharmaceutical companies in their drug research and clinical trial activities, as well as medical practitioners in their clinics. In concert with the commercialization of BNA Platform, we are collaborating with neuroscience drug development companies to support their clinical strategies. We plan to generate revenue through two segments: through the use of
BNA Platform by United States neurologists and through collaborations with pharmaceutical companies in support of neuroscience drug development. The proposed business model for neurological clinics consists of a base service fee for licensing the product and a per use fee based on volume. The proposed business model for pharmaceutical companies will be tailored to each customer based on the volume and costs associated to provide such services. In order to commercially launch to the medical community, the company has hired sales staff, conducted soft launches into a number of strategic accounts and plans to continue marketing efforts to secure new accounts. In 2025, the company will focus on targeted outreach and client engagement to commercialize the BNA Platform in the clinics segment. Using its database of potential customers, the company will identify key targets in select markets and connect with them through personalized emails and calls to schedule meetings with decision-makers. The sales team, equipped with marketing materials, case studies, peer-reviewed publications, and knowledge gained from our current research partners, are focused on presenting the platform?s benefits and practical applications during these meetings. Follow-up efforts, including addressing questions and offering support by our Neurological Team, will aim to build strong client relationships and drive adoption of the platform.

The clinical utility of EEG technology to support better outcomes for patients with mental illnesses and cognitive disorders has been well documented. Historically, clinical adoption of EEG by medical professionals, including psychiatrists, neurologists, nurse practitioners and general practitioners, has been limited due to the complexity of interpreting EEG recordings and the inability to practically compare a patient?s brain function to that of a clinically normal age-matched patient. Firefly believes that without defining a standard deviation to the norm, it is not possible to objectively assess brain function. By establishing an objective baseline measurement of brain function, the BNA Platform enables clinicians to optimize patient care, leading to improved outcomes for people suffering from mental illnesses and cognitive disorders.

Our value proposition is supported by real-world use of the BNA Platform. Incorporating the BNA Platform as part of a patient management protocol demonstrated improved response rates, enhanced therapy compliance, reduced non-responder rates and a reduction in need for medication switching among patients. Further, we believe that our extensive clinical database, when combined with advanced AI, provides the opportunity to identify clinically relevant biomarkers that will support better patient outcomes through precision medicine and companion diagnostics. We expect to gather additional data through the clinical deployments and clinical studies conducted by drug companies. This additional data may allow us to discover new biomarkers and objectively measure the impact of therapeutic interventions on patients of different types, further enhancing our platform?s effectiveness. We believe that we will be able to enhance accurate diagnosis and predict what therapy or drug, or a combination thereof, may be best suited to optimize patient outcomes. This represents a paradigm shift in how clinicians manage patients with mental illnesses and cognitive disorders holding the potential to transform brain health.

43

Recent Developments

Reverse Merger with WaveDancer

On November 15, 2023, we entered into the Merger Agreement with WaveDancer and the Merger Sub, pursuant to which, among other things, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub merged with and into Private Firefly, with Private Firefly becoming a wholly-owned subsidiary of WaveDancer and the surviving corporation of the
Merger. On August 12, 2024, prior to the consummation of the Merger, WaveDancer effectuated a 1-for-3 reverse stock split of its common stock. On August 12, 2024, the Merger closed, and on August 13, 2024, we began trading on the Nasdaq Capital Market under the ticker symbol ?AIFF.?

Private Placement

On July 26, 2024, prior to the consummation of the Merger, we entered into a securities purchase agreement with certain institutional investors, pursuant to which we agreed to issue and sell an aggregate of (i) 319,207 PIPE Shares, (ii) the Pre-Funded Warrants to
purchase up to 504,324 shares of our Common Stock, and (iii) the Private Placement Warrants to purchase up to 823,529 shares of
Common Stock in the Private Placement. The purchase price of each PIPE Share and accompanying Warrant was $4.25 and the purchase price of each Pre-Funded Warrant and accompanying Warrant was $4.249. The Private Placement closed on August 12,
2024, substantially contemporaneously with the consummation of the Merger. The aggregate gross proceeds from the transaction were approximately $3.5 million, before deducting estimated offering expenses payable by us.

Series C Financing

Between August 29, 2023 and December 31, 2024, we raised an aggregate of $3,039,000 from a private placement of 246,919 Series
C units, which such Series C Units were comprised of shares of Series C Preferred Stock and warrants to purchase up to 246,786 shares of Common Stock, which were sold at a combined purchase price of $12.31 per Series C Unit. Each warrant has an exercise price of $24.62 per share (subject to adjustment from time to time in accordance with the terms thereof), is exercisable immediately upon issuance and expires at 4:30 p.m. (New York time) three years following the initial date of issuance.

The Convertible Promissory Note and Warrant Offering

On December 20, 2024, the Company entered into the December 2024 Purchase Agreement, pursuant to which Helena and the
Company agreed to execute and deliver to Helena the December 2024 Note in the principal amount of $2,400,000 and a purchase price of $2,040,000, and the December 2024 Warrant to initially purchase an aggregate of 800,000 shares of Common Stock. Pursuant to the December 2024 Purchase Agreement, the Company and Helena also entered into that certain Registration Rights Agreement, dated as of December 20, 2024, between the Company and Helena. On the same date, the closing under the December 2024 Purchase
Agreement occurred, and the Company issued the December 2024 Note and the December 2024 Warrant to Helena. On February 14,
2025, the December 2024 Note was converted to 800,000 shares of Common Stock. On February 19, 2025, the December 2024
Warrant were exercised, and 800,000 shares of Common Stock were issued to Helena.

Warrants Exercises

During the week of February 21, 2025, we received total proceeds of $8,825 from the exercise of warrants to purchase 823,530 shares of Common Stock, at an exercise price of $6.83, and the December 2024 Warrant to purchase 800,000 shares of Commons Stock, at an exercise price of $4.00, respectively. The warrants were issued pursuant to private placements that closed on August 12, 2024, and
December 20, 2024.

The ELOC Purchase Agreement

On December 20, 2024, we entered into the ELOC Purchase Agreement with Arena. Pursuant to the ELOC Purchase Agreement, we have the right to sell to Arena up to $10,000,000 of our Common Stock, subject to certain limitations and conditions set forth in the
ELOC Purchase Agreement, from time to time during the term of the ELOC Purchase Agreement. Sales of our Common Stock
pursuant to the ELOC Purchase Agreement, and the timing of any sales, are solely and exclusively at our option, and we are under no obligation to sell any securities to Arena under the ELOC Purchase Agreement.

In accordance with the ELOC Purchase Agreement, we have filed the registration statement with the SEC to register under the
Securities Act the resale by Arena of up to 2,934,666 shares of Common Stock that we may elect, in our sole discretion, to issue and sell to Arena, from time to time from and after the Commencement Date under the ELOC Purchase Agreement.

The net proceeds to us from sales that we elect to make to Arena under the ELOC Purchase Agreement, if any, will depend on the frequency and prices at which we sell our Common Stock to Arena. We expect that any proceeds received by us from such sales to
Arena will be used for working capital and general corporate purposes.

The ELOC Purchase Agreement will automatically terminate on the earliest to occur of (i) the first day of the month following the 36-
month anniversary of the Commencement Date, and (ii) the date on which Arena shall have purchased from us under the ELOC
Purchase Agreement our Common Stock for an aggregate gross purchase price of $10,000,000, subject to the Exchange Cap. We may terminate the ELOC Purchase Agreement effective upon five trading days? prior written notice to Arena; provided that (i) there are no outstanding Advance Notices, and the Common Stock under which have yet to be issued, and (ii) we have paid all amounts owed to
Arena pursuant to the ELOC Purchase Agreement. The ELOC Purchase Agreement may be terminated at any time by the mutual written consent of the parties.

44

March 2025 Units Offering

On March 28, 2025, we entered into the Subscription Agreement with the Subscribers, pursuant to which we agreed to issue and sell
547,737 of March 2025 Units, at a purchase price of $3.00 per March 2025 Unit. Each March 2025 Unit consists of (i) either (A) one share of Common Stock or (B) a prefunded warrant to purchase Common Stock to the extent that acquiring the shares of Common
Stock instead of such prefunded warrants would have caused the Subscriber to own in excess of 4.99% of the shares of outstanding
Common Stock on a post-issuance basis and (ii) one Common Stock purchase warrant to purchase Common Stock over thirty-six (36)
months at an exercise price of $4.00 per share. On the same date, the closing under the Subscription Agreement occurred, and we issued the March 2025 Units to the Subscribers.

The prefunded warrants have a nominal exercise price of $0.0001 (subject to standard adjustments for stock splits, stock dividends, recapitalizations, mergers and similar transactions) and may be exercised on a cashless basis. The prefunded warrants also contain a beneficial ownership limitation which provides that the Company shall not effect any exercise, and a holder shall not have the right to exercise, any portion of a prefunded to the extent that, after giving effect to the exercise, such holder (together with such holder?s affiliates) would beneficially own in excess of 4.99% of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of shares issuable upon the exercise. This limitation may be waived (up to a maximum of 9.99%) by the holder and in its sole discretion, upon not less than sixty-one (61) days? prior notice to the Company.

In connection with the March 2025 Units Offering, we entered into a finder?s fee agreement with Canaccord, pursuant to which the
Company will pay Canaccord at the closing of the March 2025 Units Offering (i) a payment of up to 7.5% of the gross proceeds raised from subscriptions in the March 2025 Units Offering from persons introduced to the Company by Canaccord, payable in cash; and (ii)
the issuance of the Finder?s Warrant of the Company to Canaccord of up to 7.5% of the March 2025 Units subscribed for by person introduced to the Company by Canaccord. Each Finder?s Warrant will be exercisable to purchase one additional Common Stock at
$4.00 per share for a period of 36 months from the closing of the March 2025 Units Offering.

In connection with the March 2025 Units Offering, we entered into a finder?s fee agreement with Research Capital, pursuant to which the Company will pay Research Capital at the closing of the March 2025 Units Offering (i) a payment of up to 7.5% of the gross proceeds raised from subscriptions in the March 2025 Units Offering from persons introduced to the Company by Research Capital, payable in cash; and (ii) the issuance of the Finder?s Warrant of the Company to Research Capital of up to 7.5% of the March 2025
Units subscribed for by person introduced to the Company by Research Capital. Each Finder?s Warrant will be exercisable to purchase one additional Common Stock at $3.00 per share for a period of 3 years from the date of issuance of such Finder?s Warrant.

Acquisition

On April 30, 2025, we acquired all outstanding stock of Evoke, a privately held company which provides customers with a package of hardware and software to measure the electrical activity of the brain. The consideration transferred of approximately $6,000 and consists of $3,000 in cash and 857,149 shares of Common Stock valued at $3.50 per share.

June 2025 Units Offering

On June 16, 2025, we entered into the June 2025 Purchase Agreement with certain June 2025 Units Offering investors, pursuant to which we issued and sold 400,000 June 2025 Units, at a purchase price of $3.00 per June 2025 Unit. Each June 2025 Unit consists of
(i) either (A) one share of Common Stock, or (B) a June 2025 Units Offering Pre-Funded Warrant at a nominal exercise price of
$0.0001 per share, to the extent that acquiring the shares of Common Stock instead of the June 2025 Units Offering Pre-Funded
Warrant would have caused the investors to own in excess of 4.99% of the outstanding Common Stock on a post-issuance basis; (ii)
one $3.50 Warrant to purchase one share of Common Stock over five (5) years at an exercise price of $3.50 per share; and (iii) one
$4.00 Warrant to purchase one share of Common Stock over five (5) years at an exercise price of $4.00 per share. The June 2025
Units Offering-Prefunded Warrant, the $3.50 Warrant and the $4.00 Warrant include a beneficial ownership limitation, which provides that the Company shall not effect any exercise, and a holder shall not have the right to exercise any portion of the warrants, to the extent that, after giving effect to such exercise, the holder (together with the holder?s affiliates) would beneficially own more than
4.99% of the outstanding shares of Common Stock immediately after the issuance of the Common Stock issuable upon exercise. On the same date, the closing under the June 2025 Purchase Agreement occurred, and the Company issued 400,000 June 2025 Units to the
June 2025 Units Offering investors at a total purchase price of $1,200,000.

45

Financial Operations Overview

Revenue

Revenue consists of BNA testing, equipment rental and the undertaking of projects and/or clinical studies. In the future, we plan to generate revenue through two segments: through the use of BNA Platform by neurologists in the United States and through collaborations with pharmaceutical companies in support of neuroscience drug development.

Operating Expense

Research and Development Expense

Research and development expenses represent costs incurred to conduct research and development, such as the development of the
BNA Platform. We recognize all research and development costs as they are incurred. Research and development expenses consist primarily of the following:

?
salaries and benefits;

?
consulting arrangements; and

?
other expenses incurred to advance our research and development activities.

The largest component of our operating expenses has historically been the investment in research and development activities. We expect research and development expenses will increase in the future as we further refine and optimize the BNA Platform and invest in its evolution. It is likely that we will continue to evaluate opportunities and strategic partnerships to acquire or license other products and technologies, which may result in higher research and development expenses due to licensing fees and/or integrations.

Selling and Marketing Expenses

Selling and marketing expenses consist of employee-related expenses, including salaries, benefits, travel, clinical fees and other marketing functions, as well as fees paid for consulting services.

General and Administrative Expenses

General and administrative expenses consist of employee-related expenses, including salaries, benefits, travel and noncash stock-
based compensation, and other administrative functions, as well as fees paid for legal, and accounting services, consulting fees and facilities costs not otherwise included in research and development expense. Legal costs include general corporate legal fees and patent costs. We expect to incur additional expenses as a result of operating as a public company, including expenses related to compliance with the rules and regulations of the SEC and Nasdaq, additional insurance, investor relations and other administrative expenses and professional services.

Other (Income) Expense

Other (income) expense consists primarily of interest bank fees and loan fees, foreign exchange gain or loss and penalties.

Critical Accounting Estimates

Our management?s discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with GAAP. The preparation of our financial statements and related disclosures requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, expenses and the disclosure of our contingent liabilities in our financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

See Note 3 to our financial statements elsewhere in this registration statement for information about our significant accounting policies and how estimates are involved in the preparation of our financial statements. We believe the following reflect the critical accounting estimates used in the preparation of our financial statements.

46

Results of Operations

Comparison of the Three Months Ended March 31, 2025 and 2024

The following table sets forth amounts from our condensed consolidated statements of operations for the three months ended March
31, 2025, and 2024:

Three months ended

March 31,

$US, in thousands

2025

2024

Change ($)

REVENUE

43

12

31

OPERATING EXPENSES:

Research and development expenses

312

289

23

Selling and marketing expenses

208

249

(41
)
General and administration expenses

1,588

565

1,023

TOTAL OPERATING EXPENSES

2,108

1,103

1,005

OPERATING LOSS

2,065

1,091

974

OTHER INCOME (EXPENSE)

Interest and bank fees

(128
)

(2
)

126

Unrealized (gain) loss on foreign exchange

3

28

(25
)
Change in derivative fair value

(9,369
)

-

9,369

Loss on settlement of convertible promissory note

(1,353
)

-

1,353

Other Income (Expenses)

(18
)

(1
)

(17
)
TOTAL OTHER INCOME (EXPENSE)

(10,865
)

(31
)

(10,834
)

LOSS BEFORE INCOME TAX

12,930

1,122

11,808

Provision for income tax

-

-

-

NET LOSS

12,930

1,122

11,808

Revenue

Revenue for the three months ended March 31, 2025, was $43, as compared to $12, in the three months ended March 31, 2024, representing an increase of $31, or 258%. The increase is primarily due to increased customers, BNA scans per customer and revenue from the clinical studies.

Operating Expenses

Research and Development Expenses

Research and development expenses for the three months ended March 31, 2025, were $312, as compared to $289 for the three months ended March 31, 2024, representing an increase of $23, or 8%. The increase was primarily due to management options vesting in connection with the consummation of the Merger in 2024.

Selling and Marketing Expenses

Selling and marketing expenses for the three months ended March 31, 2025, were $208, as compared to $249 for the for the three months ended March 31, 2024, representing a decrease of $41, or 16%. The decrease was primarily due to two main drivers: (i) a reduction in travel by the sales team representing 45% or the decrease and (ii) a reduction in consultant use representing 51% of the decrease.

47

General and Administration Expenses

General and administration expenses for the three months ended March 31, 2025, were $1,588, as compared to $565 for the three months ended March 31, 2024, representing an increase of $1,023, or 181%. The increase was primarily due to four main drivers: (i)
management options and other compensation vesting in connection with the consummation of the merger representing 12%, (ii)
Company insurance representing 15% of the increase (iii) audit and accounting fees representing 35% of the increase, and (iv) investor relations costs representing 15% of the increase.

Other Income (Expense)

Other Income (Expense) for the three months ended March 31, 2025, was $(10,865), as compared to $(31) for the three months ended
March 31, 2024, representing an increase in expenses of $10,834. The primary reason for the increase relates to the revaluation and settlement of the convertible note.

Comparison of Fiscal Years Ended December 31, 2024 and 2023

The following table sets forth key components of our results of operations during the years ended December 31, 2024 and 2023.

Year ended

December 31,

$US, in thousands

2024

2023

Change ($)

REVENUE

$
108

$
498

$
(390
)
OPERATING EXPENSES:

Research and development expenses

1,954

741

1,213

Selling and marketing expenses

1,201

639

562

General and administration expenses

6,113

2,196

3,937

Impairment of intangible assets

874

-

874

TOTAL OPERATING EXPENSES

10,162

3,576

6,586

OPERATING LOSS

10,054

3,078

6,976

OTHER (INCOME) EXPENSE

Interest and bank fees

69

18

51

Foreign exchange gain

(11
)

(37
)

26

Change in derivate fair value

156

-

156

Other (income) expenses

190

(457
)

647

TOTAL OTHER EXPENSE

404

(476
)

880

LOSS BEFORE INCOME TAX

$
10,458

$
2,602

$
7,856

Revenue

Revenue for the year ended December 31, 2024, was $108,000, as compared to $498,000 in the year ended December 31, 2023, representing a decrease of $390,000 or 76%. The decrease is primarily due to the recognition of deferred revenue relating to outstanding contracts when such contractual obligations were deemed fulfilled in 2023.

Operating Expenses

Research and Development Expenses

Research and development expenses for the year ended December 31, 2024, were $1,954,000, as compared to $741,000 for the year ended December 31, 2023, representing an increase of $1,213,000, or 164%. The increase was primarily due to the vesting of outstanding management options in connection with the consummation of the Merger representing 47% of the increase and a further
26% due to additional internal resources being brought on in 2024.

48

Selling and Marketing Expenses

Selling and marketing expenses for the year ended December 31, 2024, were $1,201,000, as compared to $639,000 for the year ended
December 31, 2023, representing an increase of $562,000, or 88%. The increase was primarily due to three main drivers; (i) the vesting of management options in connection with the consummation of the Merger representing 13% of the increase, (ii) additional internal resources in 2024 as compared to 2023 representing 7% of the increase, (iii) professional marketing services and related to brand image, brand awareness and the generation of marketing materials representing 59% of the increase.

General and Administration Expenses

General and administration expenses for the year ended December 31, 2024, were $6,133,000, as compared to $2,196,000 for the year ended December 31, 2023, representing an increase of $3,937,000, or 179%. The primary increase was due to five main drivers being; (i) the vesting of management options and other compensation in connection with the consummation of the Merger representing
25% of the increase, (ii) costs related to the vesting of certain warrants in connection with the consummation of the Merger representing 15% of the increase and as such, there is a one-time expense catch-up required, (iii) legal fees related to the consummation of the Merger representing 19% of the increase and as such a one-time expense, (iv) accounting and audit fees related to the reviewed and audited financial statements and notes thereto for the year ended December 31, 2024 and the years ended
December 31, 2023 representing 11% of the increase and (v) other ongoing costs related to being a public company following the consummation of the Merger, including but not limited to the purchase of D&O insurance and the implementation of an investor relations program representing 11% of the increase.

Impairment of Intangible Assets

Impairment expenses for the year ended December 31, 2024, were $874,000, as compared to $nil for the year ended December 31,
2023 due to one of the capitalized upgrades no longer being expected to be utilized as a result in a change in management and subsequent direction. Consequently, the upgrade was deemed fully impaired, resulting in the Company recording an impairment charge of $874,000.

Other (income) expense

Other (income) expense for the year months ended December 31, 2024, was $404,000, as compared to ($476,000) for the year ended
December 31, 2023, representing an increase in costs of $880,000 mainly due to an agreement settlement occurring in 2023 representing 52% of the increase, interest and penalties related to late filing of historical taxes each representing approximately 20% of the increase, and the change in the derivate fair value which relates to 18% of the increase.

Liquidity and Capital Resources

Going Concern

As of December 31, 2024, we had an accumulated deficit of $87,084,000 and negative cash flow from operating activities for the year ended December 31, 2024 of $6,155,000. Further, we have recurring losses with minimal revenue from operations and we expect to continue generate losses and using cash for operations. While we are attempting to raise funds for commercialization, our monthly cash requirements during the year ended December 31, 2024 have been met through the sale of Common Stock and convertible notes.
These conditions raise substantial doubt about our ability to continue as a going concern. Therefore, we may be unable to realize our assets and discharge our liabilities in normal course of business.

Management has a reasonable expectation that we can continue raising additional capital to continue in operational existence for the foreseeable future. Subsequent to December 31, 2024, we raised $10.4 million of proceeds through the exercise of stock warrants and additional sales of our Common Stock.

For the next 12 months, we expect to continue to incur negative cash flows from operations as we continue to make targeted investments in sales and marketing and research and development of our next generation BNA Platform. On April 30, 2025, we acquired all outstanding stock of Evoke, the consideration transferred of approximately $6,000 and consists of $3,000 in cash and
857,142 shares of our Common Stock.

Beyond the next 12 months, our ability to achieve profitability depends on the commercialization of our flagship product, the BNA
Platform. We expect to incur significant costs for at least two to four years to commercialize and distribute our products, and we expect our expenses to increase in connection with our ongoing activities, particularly as we continue our research and development and expand our production capabilities, as needed. As a result, we will require significant capital to support our ongoing operations and to drive our business strategy before we can be profitable which raises substantial doubt.

Until we can generate adequate revenues from the sale of our products to cover our operating expenses and capital expenditure requirements, we expect to finance our operations through the sale of equity, debt financing, or other sources. There can be no guarantee that debt or equity financings will be available to us on commercially reasonable terms, if at all. Additionally, we may be unable to further pursue our business plan, and we may be unable to continue operations. The report of our independent registered public accounting firm for the year ended December 31, 2024, states that there is substantial doubt about our ability to continue as a going concern.

49

The estimates and assumptions underlying our belief in the sufficiency of our capital resources in the short term and our ability to obtain capital resources in the long term may prove to be wrong, and we could exhaust our capital resources sooner than we expect and may not be able to obtain resources on favorable terms, or at all.

We have no material off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Summary of Cash Flow

Comparison of the Three Months Ended March 31, 2025 and 2024

The following table sets forth the significant sources and uses of cash for the periods noted below:

For the three months ended
March 31,

2025

2024

Change

(in thousands)

Net cash (used in) provided by

Operating activities

$
(2,511
)

$
(1,319
)

$
(1,192
)

Investing activities

$
(7
)

$
(131
)

$
124

Financing activities

$
10,253

$
945

$
9,308

Operating Activities

For the three months ended March 31, 2025, net cash used in operating activities was $2,511, as compared to $1,319 for the three months ended March 31, 2024, representing an increase of $1,192, or 90%. This increase in net cash used in operating activities is primarily due to an increase in day-to-day operating costs and a reduction in Trade Payables.

Investing Activities

For the three months ended March 31, 2025, net cash used in investing activities was $7, as compared to $131 used in investing activities for the three months ended March 31, 2024. The decrease in cash used in investing activities is primarily attributed to minimal product enhancements being made in the quarter.

Financing Activities

For the three months ended March 31, 2025, net cash provided from financing activities was $10,300, as compared to $945 for the three months ended March 31, 2024, representing an increase of $9,308, or 985%. The increase was primarily due to the exercise of warrants in February 2025.

50

Comparison of Fiscal Years Ended December 31, 2024 and 2023

The following table provides detailed information about our net cash flow for fiscal years ended December 31, 2024 and December
31, 2023:

For the year ended December 31,

2024

2023

Change

(in thousands)

Net cash (used in) provided by

Operating activities

$
(6,155
)

$
(2,172
)

$
(3,983
)
Investing activities

$
(477
)

$
(386
)

$
(91
)
Financing activities

$
6,299

$
4,643

$
1,656

Operating Activities

For the year December 31, 2024, cash used in operating activities was $6,155,000, as compared to $2,172,000 for the year December
31, 2023 representing an increase of $3,983,000 or 183%. This increase in net cash used in operating activities is primarily due to an increase in day-to-day operating costs, a reduction in liabilities, costs related to the Merger, prepayment of insurance policies and research costs associated with the development of the next generation of the BNA Platform.

Investing Activities

For the year December 31, 2024, net cash used in investing activities was $477,000, as compared to cash used in investing activities of
$386,000 for the year December 31, 2023 representing an increase of $95,000 or 24%. The increase in net cash used in investing activities which was primarily attributed to our investment into the development of the next generation BNA Platform and associated hardware.

Financing Activities

For the year December 31, 2024, net cash provided from financing activities was $6,299,000, as compared to $4,643,000 for the year
December 31, 2023 representing an increase of $1,656,000 or 36%. The increase was primarily due to the proceeds the convertible note entered into in December 2024.

Known Trends, Events, and Uncertainties

As with other companies that are in our industry, we will need to successfully manage normal business and scientific risks. Research and development of new technologies is, by its nature, unpredictable. We cannot assure you that our technology will be adopted, that we will ever earn revenues sufficient to support our operations, or that we will ever be profitable. In addition, the emergence and effects of public health crises, such as endemics and epidemics are difficult to predict and the consequences of the ongoing war between Israel and Hamas, including related sanctions and countermeasures and the effects of such war on our employees in Israel, are difficult to predict, and could adversely impact geopolitical and macroeconomic conditions, the global economy, and contribute to increased market volatility, which may in turn adversely affect our business and operations. Furthermore, other than as discussed in this prospectus, we have no committed source of financing and may not be able to raise money as and when we need it to continue our operations. If we cannot raise funds as and when we need them, we may be required to severely curtail, or even to cease, our operations.

Other than as discussed above and elsewhere in this prospectus, we are not aware of any trends, events or uncertainties that are likely to have a material effect on our financial condition.

Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

On October 29, 2024, the Audit Committee dismissed Turner, Stone & Company LLP (?Turner Stone?) as our independent registered public accounting firm, effective immediately.

The reports of Turner Stone on our consolidated financial statements for the years ended December 31, 2023, and December 31, 2022, did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope, or accounting principles, except that Turner Stone?s reports for the years ended December 31, 2023, and December 31, 2022, each contained an explanatory paragraph stating there was substantial doubt about the Company?s ability to continue as a going concern.

During the two most recent fiscal years ended December 31, 2023, and December 31, 2022, and the subsequent interim period through
October 29, 2024, there were no disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K of the Securities Exchange Act of
1934, as amended (?Regulation S-K?) and the related instructions to Item 304 of Regulation S-K) with Turner Stone on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Turner Stone, would have caused Turner Stone to make reference to the subject matter of the disagreements in connection with its reports on the Company?s consolidated financial statements for such years. Also during this time, there were no
?reportable events,? as defined in Item 304(a)(1)(v) of Regulation S-K, except that Turner Stone and our management identified material weaknesses in our internal control over financial reporting related to (i) lack of any documented flow charts or formal written procedures related to internal controls, (ii) lack of invoices and other documentation to support payments made to vendors and reimbursed expenses to contractors, and (iii) lack of sufficient documentation to show that journal entries are consistently reviewed and approved by someone other than the preparer.

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We provided Turner Stone with a copy of the above disclosures and requested that Turner Stone furnish us with a letter addressed to the SEC stating whether or not it agrees with the statements made above. A copy of Turner Stone?s letter dated October 31, 2024, is attached as Exhibit 16.1 to this registration statement of which this prospectus forms a part.

On October 31, 2024, the Audit Committee engaged Marcum Canada, LLP (?Marcum?) as our independent registered public accounting firm for the fiscal year ending December 31, 2024, effective immediately. During the fiscal years ended December 31,
2023, and December 31, 2022, and the subsequent interim period through October 31, 2024, neither we nor anyone on our behalf has consulted with Marcum regarding (i) the application of accounting principles to any specified transaction, either completed or proposed or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that Marcum concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue, or (ii) any matter that was either the subject of a ?disagreement,? as defined in Item
304(a)(1)(iv) of Regulation S-K, or a ?reportable event,? as defined in Item 304(a)(1)(v) of Regulation S-K.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Recent Accounting Pronouncements

See the sections titled ?BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES? and ?w. Recent
accounting pronouncements? in Note 3 to our consolidated financial statements included elsewhere in this registration statement.

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BUSINESS

Overview

We are an Artificial Intelligence (?AI?) technology company developing innovative neuroscientific solutions with goals to improve brain health outcomes for patients with mental illnesses and neurological disorders. Our FDA-510(k) cleared BNA?, or Brain
Network Analytics, is an advanced neurophysiological assessment tool that uses AI and machine learning to analyze EEG data recorded during rest and cognitive activity. In addition, the eVox System is FDA-510(k) cleared, and is intended for the acquisition, display, and storage, of electrical activity of a patient?s brain including electroencephalograph (EEG) and event-related potentials
(ERP) obtained by placing two or more electrodes on the head to aid in diagnosis. Our products may enhance neurological assessments by providing objective, data-driven insights that allow for the early and longitudinal detection of neurophysiological deviations. These insights into brainwave patterns underlying cognitive function may help in tailoring personalized treatment plans and improving patient outcomes more effectively than traditional EEG analysis.

Most neurological disorders affect the neurophysiological state of brain networks. Our products have the potential to detect these subtle changes, aiding the management of various cognitive and neurological disorders where cognitive functions are impacted. This can include but is not limited to: Mood and anxiety disorders as well as neurodevelopmental and neurodegenerative diseases and brain
injuries. While our products offers significant benefits in these areas, they   may be most effective when integrated into a
comprehensive diagnostic and treatment approach.

We have taken a period of 15 years and an investment of more than $60 million, to develop the software, compile the requisite database of brain wave tests, gain patent protection, and receive Federal Drug Administration (?FDA?) clearance to market and sell the BNA Platform. The BNA Platform is a software as a medical solution that was developed using AI through unsupervised machine learning (via clustering analysis) on our extensive proprietary database of standardized, high-definition longitudinal electroencephalograms (?EEG?) of over 18,000 patients representing twelve disorders, as well as clinically healthy normal patients.
The AI algorithms underlying the BNA platform play a crucial role throughout the workflow by automating complex computational tasks during the following steps of data analysis: (1) data pre-processing, (2) data segmentation, (3) clustering data, (4) functional modeling of the data and (5) single subject matching and scoring. These algorithms find and measure patterns of brain activity, identify locations and measure intensity over time and lastly compare the data generated to an age-matched normative database.
Clustering data further aids in breaking down the dataset by grouping subjects based on EEG outputs and identifying key characteristics of the cluster such as age, gender, alertness or dominant hand.

As of the date of this filing, our products are in market. We believe there is potential for further commercialization, both with respect to pharmaceutical companies in their drug research and clinical trial activities, as well as medical practitioners in their clinics. In concert with the commercialization of BNA Platform, we are collaborating with neuroscience drug development companies to support their clinical strategies. We plan to generate revenue through two segments: through the use of our products by United States health care professionals and through collaborations with pharmaceutical companies in support of neuroscience drug development. The proposed business model for healthcare provider clinics consists of a base service fee for licensing the product and a per use fee based on volume. The proposed business model for pharmaceutical companies will be tailored to each customer based on the volume and costs associated to provide such services. In order to further grow our products in the medical community, the company has hired sales staff, and plans to continue marketing efforts to secure new accounts. The company will continue to focus on targeted outreach and client engagement in the clinics segment. Using its database of potential customers and external lead generating services, the company will identify key targets in select markets and connect with them through personalized emails and calls to schedule meetings with decision-makers. The sales team, equipped with marketing materials, case studies, peer-reviewed publications, and knowledge gained from our current research partners, will present the benefits of our products and practical applications during these meetings. Follow-
up efforts, including addressing questions and offering assistance by our Clinical Support Team, will aim to build strong client relationships and drive adoption of the platform.

The clinical utility of EEG technology to support better outcomes for patients with mental illnesses and cognitive disorders has been well documented. Historically, clinical adoption of EEG by medical professionals, including psychiatrists, neurologists, nurse practitioners and general practitioners, we believe has been limited due to the complexity of interpreting EEG recordings and the inability to practically compare a patient?s brain electrophysiology to that of a clinically normal age-matched patient. Firefly believes that without defining a standard deviation to the norm, it is not possible to objectively assess brain electrophysiology. By establishing an objective baseline measurement of brain electrophysiology, our products enable clinicians to optimize patient care, leading to improved outcomes for people suffering from mental illnesses and cognitive disorders.

Our value proposition is supported by real-world use of our products. Incorporating our products as part of a patient management protocol demonstrated improved response rates, enhanced therapy compliance, reduced non-responder rates and a reduction in need for medication switching among patients. Further, we believe that our extensive clinical database, when combined with advanced AI, provides the opportunity to identify clinically relevant biomarkers that will support better patient outcomes through precision medicine and companion diagnostics. We expect to gather additional data through the clinical deployments and clinical studies conducted by drug companies. This additional data should allow us to discover new biomarkers and objectively measure the impact of therapeutic interventions on patients of different types, further enhancing our platform?s effectiveness. We believe that we will be able to enhance accurate diagnosis and predict what therapy or drug, or a combination thereof, is best suited to optimize patient outcomes. This represents a paradigm shift in how clinicians manage patients with mental illnesses and cognitive disorders holding the potential to transform brain health.

53

Our Strategy

We are dedicated to transforming brain health with the goal of advancing diagnostic and treatment approaches for people suffering from neurodegenerative diseases, disorders, and cognitive impairment and injuries. Firefly?s strategy is to develop state-of-the-art technologies that bridge the gap between neuroscience and clinical practice. Firefly?s next steps to realize this strategy include:

Further penetrate the market, targeting medical professionals, including neurologists, psychiatrists, nurse practitioners, and general practitioners in the United States. Firefly believes that there are significant clinical, societal, and economic benefits that maybe realized when our products are used as part of a regular patient management protocol. Firefly aims to realize these benefits by providing medical professionals and their patients with objective, comparative data of brain electrophysiology. Poor outcomes associated with the treatment of disorders often result from the subjective, trial and error approach to patient treatment.

Firefly believes that by providing clinicians with the ability to compare a patient?s brain electrophysiology could aid in the diagnosis and optimization of the patient?s treatment pathway. This strategy is supported by the fact that real-world clinical use of our products have shown that, when used as part of a patient management protocol, patients showed improved response rates, enhanced therapy compliance, and reduced non-responder rates and a reduction in the need for medication switching.

There is a strong motivation for medical professionals, looking to improve outcomes, to integrate our products into their clinics. Our products could be new recurring revenue stream opportunity for the medical practitioner while providing new patient management strategies. In addition, the adoption of our products represents an opportunity to offer a perceived competitive advantage in their market.

Performing research and clinical studies to identify clinically relevant biomarkers that could support diagnosis and possibly identify patients who are most likely to positively respond to a certain drug or treatment. Firefly is continuously improving our products by actively analyzing its comprehensive database, which includes clinical and behavioral data, to discover biomarkers that may support diagnosis and optimize patient care pathways. In doing so, Firefly intends to empower the practitioners to apply principles of precision medicine to improve outcomes for people suffering from mental illnesses and cognitive disorders. By utilizing the Company?s ML pipeline to analyze its database, it could be possible to identify patterns (EEG-based biomarkers) that are useful for predicting treatment outcomes (predictive biomarkers), predicting disease progression (prognostic biomarkers) and monitoring treatment effects
(monitoring biomarkers). Leveraging such biomarkers could inform patient selection and stratification in clinical trials in a way that could optimize trial design, leading to improved outcomes while reducing the cost and time it takes to obtain approval for the drug.

Partnering with leading drug development companies in the central nervous system (?CNS?) space in support of clinical research and companion diagnostics. Firefly is focused on growing its CNS pharmaceutical company partnerships for drug development. Based on the work Firefly has done with pharmaceutical companies like Novartis, Takeda Pharmaceutical Company Limited, Bright Mind
Bioscience and others, Firefly believes that EEG data, processed by our software, may be effective in CNS drug development by providing objectively measured brain activations that indicate normal or pathological neuronal processes. Our data may be used as objective endpoints for pharmacokinetic-pharmacodynamic modelling. Moreover, by measuring electrophysiology commonly associated with cognitive functions, Firefly biomarkers may also assist in understanding the drug?s effects in the cognitive domain and identifying adverse cognitive events. By enabling a quantitative and objective measurement of the change in brain electrophysiology following a treatment, drug developers could further optimize dose selection for next phases of development.

Management believes that through integration of it?s data and software platform into drug development strategies, CNS pharmaceutical companies may realize significant savings of both cost and time by understanding a drug?s effect better and targeting patients who will respond better to the drug (patient enrichment). Improving patient targeting and effects on patient populations segments could lead to demonstrable improvement in clinical efficacy.

Many new CNS drugs being developed are considered to be high cost, often having annual costs of tens of thousands of dollars. There is considerable resistance from healthcare providers, governments, and Insurers to absorb the high cost of new CNS drugs without knowing who is most likely to benefit from the drug. Firefly believes that biomarkers represent a significant opportunity for drug development companies and practicing medical professionals. For drug development companies, conducting clinical trials with patients who are more likely to respond positively to the drug (patient enrichment) may reduce the clinical trial size required to show positive clinical outcomes (efficacy) and significantly reduce the cost and speed of clinical trials. Furthermore, the ability to show increased efficacy of the drug within a targeted patient group could expedite regulatory approval and provide justification for the cost of the new drug with payors. In concert with Firefly?s commercialization strategy, medical professionals who integrate Firefly?s products into their clinic maybe able to prescribe the drug to their patients who will benefit the most based on the companion diagnostic criteria.

54

Considering strategic acquisitions. Firefly may consider strategic acquisition opportunities where such transactions may accelerate
Firefly?s market positioning through horizontal or vertical integration, expanding capacity, or gaining intellectual property that strengthens its competitive advantage.

Firefly believes that it is in a position to drive the adoption of objective assessment of brain electrophysiology in clinical practice by making it?s products accessible to medical professionals in the United States and other countries around the world. Initial clinical use of the BNA Platform has demonstrated improvements in patient outcomes. Based on this, Firefly believes that it?s software platform has the potential to deliver benefits within the healthcare system to a broad range of stakeholders - patients, clinicians, and payors.

Our Solution - The BNA Platform

Our Database

The BNA Platform is an FDA 510(k) cleared product and is a direct result of applying data science AI and ML expertise to Firefly?s extensive proprietary database of standardized, high-definition longitudinal EEG recordings of over 18,000 (80,000 BNA assessments) patients spanning 35,000 visits representing twelve disorders, as well as clinically normal patients. Further, the Evox
System has a database of approximately 100,000 scans.

Firefly?s proprietary database will continue to grow with each use of it?s products in the clinical and research settings, which, through its application of AI and ML, allow for insights to continuously evolve and improve with the goal of continually increasing the value proposition of the software platform to clinicians and pharmaceutical company clients. Firefly believes that this virtuous cycle could result in future product development, like biomarkers that can potentially drive further commercial adoption of Firefly?s products to a wider universe of medical professionals, and also enhance its value proposition to drug development companies.

The Software Platform

The BNA Platform is intended for the post-hoc statistical analysis of the human electroencephalogram (EEG), utilizing both resting-
state EEG and Event-Related Potentials (?ERP?) in a patient?s response to outside stimuli during various states of alertness, disease, diagnostic testing, treatment, surgery, or drug related dysfunction. An ERP is an electrical potential recorded from the nervous system following the presentation of a stimulus (e.g., as part of a cognitive task). An ERP signal consists of typical ERP components -
positive or negative voltage spatiotemporal peaks within the ERP waveform that are measured within one second post-stimulus presentation. Each ERP component reflects the activity of brain networks responsible for different cognitive functions. The Evox
System is FDA-510(k) cleared, and is intended for the acquisition, display, and storage, of electrical activity of a patient?s brain including electroencephalograph (EEG) and event-related potentials (ERP) obtained by placing two or more electrodes on the head to aid in diagnosis.

Our products consists of the following components: a computer environment; EEG data input software algorithms for BNA calculations; a report generator and a functionality for data transfer and storage. In the first step EEG data is measured using a dedicated, commercially available, and FDA-cleared EEG system, which complies with the BNA Platform specifications, or the
Evoke System which is FDA 510(k) cleared. Our software processes and analyzes the data using Firefly?s BNA Algorithm (as further described below). Lastly, the results are compiled into individualized reports that provide clinicians with objective insight into brain electrophysiology. Each incremental scan further supports the growth of Firefly?s reference database. The steps are described in further detail below.

55

Figure 1. Overview of the Process

Measure - EEG Data

The software platform is intended to analyze EEG data recorded at rest (?Resting-EEG?) and during the performance of up to two conventionally used ERP tasks: the Auditory Oddball (?AOB?) and the Visual Go-No-Go (?VGNG?). The EEG is recorded continuously while the patient is at rest with eyes-closed or performs one of the ERP tasks. The acquisition site is asked to provide reliable samples of artifact-free digital EEG for purposes of analysis. After the recording, the artifact-free EEG data is automatically imported into the BNA? Platform This is useful to clinicians as the information from the Resting-EEG and ERP tasks are complementary to each other in many ways. The software platform thus empowers clinicians by providing them with a multi-
perspective, objective evaluation of the patient?s brain function in one product.

Figure 2. EEG Data Inputs

Analyze - The BNA Algorithm

After the recording, the artifact-free EEG data is imported into the software platform and is automatically analyzed by our algorithms.
EEG and ERP data quality is assessed through an automatic calculation of various metrics (e.g., correct response, noisy/flat electrodes, length of clean signal, test-retest reliability), followed by a manual review of major issues detected during the previous process.

Our algorithms detects and quantifies the characteristics of EEG and ERP peaks, and behavioral performance: (AOB task: P50, N100,
P200, P3a, P3b; VGNG task: P200, N200, P3a, P3b).

EEG spectral analysis ? absolute and relative power in delta, theta, alpha and beta frequency bands, and alpha peak frequency.

?
Absolute power: the average of the raw PSD within the frequency band of interest, calculated per electrode.

?
Relative power: calculated by dividing the power in each frequency band by the total power of all frequencies, per electrode.

?
Alpha peak frequency: calculated as the weighted average of the frequency sample points within the alpha band (8-12
Hz), taking the power values as weights, per electrode.

AOB and VGNG Tasks ? Event-Related Potential (ERP) and behavioral performance analysis.

?
Brain Network Analytics (BNA) is used to detect the following ERP components:

?
VGNG: N200, P200, P3a, P3b

?
AOB: P50, N100, P200, P3a, P3b

?
BNA scores represent these ERP components in terms of amplitude (in microvolts) and latency (in milliseconds), and
Neural Consistency (1- ERP variability).

?
Behavioral performance measurements are extracted from the AOB and VGNG tasks, including mean of accuracy, response times (with standard deviation), omission (missed responses to stimuli that required a response) and commission (incorrect responses to stimuli that did not require a response) errors. These behavioral measures complement the ERP measures in assessing cognitive function and are included in the analysis.

Our algorithms then leverage our database to extract potentially clinically meaningful clinical information from EEG data.

EEG recordings are high-dimensional and complex. This is the result of the dynamic spatiotemporal nature of the neurophysiological signals. For example, the event-related potential wave measured at first, at a relatively focal location in time and space on the scalp, and then it evolves and propagates in the cortex while its amplitude changes simultaneously.

56

Traditional methods for EEG and ERP analysis follow waveform morphology over time at selected electrode locations, using either time-domain or frequency-domain tools, while neglecting the spatiotemporal dynamics associated with the electric field at the scalp.
Moreover, focusing on a specific electrode or subset of electrodes, the traditional methods ignore the expected variability between patients in terms of where the ERP component appears on the scalp due to natural differences between cortex and scalp anatomy. The aim of our algorithms is to improve the accuracy of the ERP component detection by considering the spatiotemporal nature of the signal. It achieves this improvement by parceling the EEG activity into major spatiotemporal events - ERP peaks and their surrounding - spatiotemporal parcels.

The key strengths of our algorithms are:

1.
Adaptive peak detection - the ERP peaks are detected in a more patient-specific way, by incorporating some degree of freedom in both time and space in a way that is proportional to the normal variability in time and space of the ERP peaks.

2.
Displaying ERP-peak location - due to the adaptive peak detection by our algorithms, the ERP peak is identified and displayed in the reports on a topographical map together with the group ERP-peak position. This adds potentially clinically useful information to the physician.

3.
Neural-Consistency score - another unique feature of the reports is the presentation of the Neural-Consistency score.
Since this is a differentiating score, the Company will describe here shortly what this score is and why Firefly believes it is important.

Since the ERP signal is an average of multiple single-trial ERP signals which can differ largely from each other, assessing the consistency between them may provide complementary functional information to the average measure. As part of the new peak-
analysis, the algorithm calculates a new score - ?Neural Consistency? based on the similarity of the amplitude activation between single-ERP trials. The score is calculated based on averaging the inter-single trials variability of the ERP-peak and its surrounding points.

Act - Individualized Reports

The results of the data processed by our algorithms are compiled into individualized easy-to-read reports that provide clinicians with objective insight into brain electrophysiology:

?
ERP Report

?
Behavioral Report

?
Summary Report

?
Resting-EEG Report

Scores are presented as z-scores based on comparing the patient to an age-matched relevant reference group based on Firefly?s proprietary standardized longitudinal normative database. This presentation expresses the differences between the patient and the reference group. The reports are intended to be used by clinicians to enable the evaluation of the patient?s brain activity during a specific task compared to an age-range matched reference group.

57

The following diagram breaks down the components of Firefly?s normative database:

Figure 4. Components of the BNA Platform normative database.

Our products are clinical decision support software tools that assists with the interpretations of Resting-State EEG and ERP results, where EEG- and ERP-based examinations are indicated and carried out by a qualified health care professional.

Firefly has a unique reference dataset which can be compared to individual patients. The reference database contains ERP recordings in response to the Auditory Oddball (AOB) and Visual Go No-Go (VGNG) tasks and Resting-State EEG collected from healthy volunteers. The database also includes demographic data and relevant clinical data (based on patient self-report and medical records, neuro-psychological questionnaires when problems were suspected, urine tests to rule out drug abuse and breath tests to rule out alcohol use) enabling adjudication of brain health status.

The Reference group was generated so that each age-bin contained a sample size of at least 120 eligible cases. For ERP analysis, groups were divided to reflect normality for similar electrophysiology The Reference-Group Database for the AOB and VGNG tasks is divided into the following age groups: 25-35, 35-50, 50-65, 65-75, and 75-85 years for VGNG, and 12-14, 14-16, 16-18, 18-25, 25-
35, 35-50, 50-65, 65-75, and 75-85 years for AOB.

For the Resting-State EEG, the high volume of samples permitted the creation of reference groups in a higher 0.5-year resolution.
Each reference group includes at least 200 individuals selected by their age proximity to the declared age-range of the group. This resulted in 133 reference groups for the ages 12-85 years. Patients are compared to the reference group based on their age proximity to the group.

Wherever the data was normally distributed, the reports present scores as Z-Scores indicating the differences between the patient and the age-matched reference group selected from Firefly?s reference database. A Z-Score is a statistical measure indicating how far a specific value is from the mean of the reference group. A positive or negative Z-Score suggests that a score is bigger or smaller than the mean of the group, respectively.

The 68%, 95%, 99.7% rule specifies the percentage of scores that fall within the ranges of plus or minus 1, plus or minus 2, plus or minus 3, respectively. Figure 24 illustrates this concept. A score outside a range of plus or minus 2 is commonly considered potentially meaningful in the clinic. Only about 5% of the population would have a result outside this range.

Often a score outside the range of plus or minus 2 is considered potentially meaningful in the clinic. The rationale for this is the statistical definition of the central 95% of a distribution as the "normal" range, causing scores to fall outside this range to be considered ?extreme? ( (Crawford, 2002); (Curtis, 2016)).

58

Most of the scores presented in the Behavioral Report showed a skewed distribution within the reference groups. As a conversion into
Z-Scores is not appropriate for skewed distributions, the corresponding scores are presented as raw scores and the 25th-percentile limit is marked on the report as a reference value.

Figure 5. The BNA Platform Database

Real-World Evidence for our products Clinical Utility

The findings presented in 2023 white paper study ?Brain Network Analytics (BNA) in the Psychiatric Practice: Real-Life Data
Analysis? by Charlotte Baumeister, Ph.D., with analysis by Offir Laufer, Ph.D., support the potential of the BNA Platform to transform psychiatric care by automating the analysis of EEG data. The comprehensive research involved a cohort of 2,253 patients seeking treatment at a prominent psychiatric and multispecialty clinic in the United States. The study demonstrated that the BNA
Platform improved disease management in psychiatric patients suffering from major depressive disorder (MDD), generalized anxiety disorder (?GAD?), and ADHD.

The study has unveiled valuable insights into how the BNA Platform may revolutionize disease management in the field of psychiatry.
Key highlights from the research include:

?
Enhanced Treatment Compliance: Patients grappling with depression, who underwent therapy guided by BNA, exhibited a significant 15% increase in their adherence to MDD treatment protocols, encompassing both antidepressant medications and
Transcranial Magnetic Stimulation (TMS).

?
Decreased Medication Alteration Necessity: The study demonstrated a noteworthy reduction of over 50% in the requirement to switch antidepressant medications among the patient population. This emphasizes the potential of the BNA Platform in optimizing medication selection and dosing.

?
Amplified Improvements in General Functionality: Individuals diagnosed with MDD, GAD, and ADHD experienced more than double the improvement in their overall general functioning when receiving BNA-guided interventions. This suggests that
BNA Platform has the potential to comprehensively enhance patients' quality of life and daily functioning.

?
Elevated Rates of Antidepressant Response: The application of the BNA Platform was associated with a notable 10% increase in antidepressant response rates, signaling its potential to augment the effectiveness of traditional treatment approaches.

?
Reduction in Non-Responder Rates: Among MDD patients, the study observed a significant 17% decrease in the rate of treatment non-responders, indicating that the BNA Platform holds promise in mitigating treatment resistance and improving positive outcomes.

The study thus demonstrated that the BNA Platform represents a potentially significant advancement in patient care in a real world setting and addresses some of the challenges associated with EEG utilization by medical professionals.

By automating EEG analysis and providing comprehensive insights into brain electrophysiology, the BNA Platform has the potential to revolutionize disease management, enhance treatment outcomes, and improve the overall well-being of patients with mental illnesses and cognitive disorders. Based on the real-world results highlighted above, Management believes that the societal impact of better outcomes for patients suffering from mental illnesses and cognitive disorders is substantial and the associated cost savings to healthcare systems and payors could be significant. Firefly intends to study the potential health economic benefits associated with the above findings to support rapid adoption of Firefly's products into standard patient management protocols. Further, the Evoke System has assessed approximately 100,000 scans in clinics throughout the United States.

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Research and Development

Firefly focuses its research and development efforts on advancing the treatment of patients suffering from mental illnesses and cognitive disorders. These efforts may be enhanced by the relationships that Firefly has developed with neurologists, psychiatrists, neuroscientists, and other experts. Firefly believes their products may drive a better standard of care for patients suffering from mental illnesses and cognitive disorders.

Firefly?s research and development activities may encompass basic research and product development. Firefly?s research and development team has biomedical engineering, neuroscience, software development, project management, data science, and AI and
ML expertise. Firefly believes the strength and strategic vision of its research and development team will continue to drive Firefly?s leadership position in the category of advancing the understanding of brain electrophysiology in support of better outcome for
Firefly?s target patient population leveraging EEG hardware with the BNA Platform.

Firefly?s near-term research and development efforts are focused on continuing to improve the software platform, enhancing the patient and provider experience, and expanding the population of patients that can be assessed. Since inception, Firefly?s research and development activities have resulted in significant improvements, Firefly?s first clearance and predicate device to the BNA Platform dates back to 2014 when Firefly received Class II medical device 510(k) clearance from FDA for the BNA Analysis System, with indication for use in individuals 14 to 24 years of age. In December 2020, Firefly received Class II medical device 510(k) clearance from the FDA for Firefly?s current product, the BNA Platform, with indication for use in individuals 12 to 85 years of age.

Additionally, Firefly?s near-term development pipeline includes potential enhancements that leverage its normative database, growing the database, advanced data analysis, ML and AI capabilities to enable medical professionals to enhance their clinical assessments, and to enable drug development companies to improve the success of their drug development programs, potentially bringing new drugs to market faster while reducing the cost and risk.

Market Opportunity

The market for Firefly?s current and future products is vast and growing significantly. According to the World Health Organization, in
2019, 1 in every 8 people, or 970 million people around the world were living with a mental disorder, with anxiety and depressive disorders being the most common. The economic burden of people suffering from depression alone in the United States was estimated at $326.2 billion for the year 2020. As our societies age, the number of cases of mental illness and cognitive disorders is projected to increase, along with the associated economic costs. For example, the number of people with dementia is estimated to increase from
57.3 million cases globally in 2019 more than 150 million cases in 2050. Yet, despite the growing need for effective treatment and substantial unmet treatment needs, CNS drug development remains costly, with the cost of developing a new drug typically ranging from $10 to 15 billion per drug, with CNS drugs having the lowest success rate of all other drug categories.

One of our initial areas of commercial focus will be on the sale of our products to neurologists in the United States. Based on assumptions regarding the use of our platform by neurologists in the United States, this market segment potentially represents a total addressable market (TAM) of approximately $800,000,000 based on the following figures (based on the number of neurologists in the
United States currently performing EEGs, the number of times such neurologists may perform a brain analysis and approximate number of working days per year, summarized as follows).

According to data from Definitive Healthcare for 2023, there are 22,115 neurologists in the United States, of which 8,278 are currently performing EEGs. Our business model and TAM assumes that neurologists in the United Sates currently performing EEGs will perform a BNA analysis on average of two times per day over approximately 250 working days per year. Currently, our model assumes that a clinician will be invoiced approximately $200 for each BNA analysis.

Firefly believes that improving outcomes for people suffering from mental illnesses and cognitive disorders requires objective measurement. The clinical benefit of using EEG to understand how a person?s brain is functioning has been studied for decades.
However, Firefly believes that, due to the complexity and time required to analyze and interpret EEG recordings, the inability to compare EEG recordings to what is clinically normal, and the inability to track changes over time, the clinical use of EEG has been limited. Our products have the potential to transform brain health by allowing integration of EEG testing and analysis into patient care pathways to provide clinicians with an objective tool that may help them diagnosis and assess treatment efficacy, objectively and quickly. In addition, through Firefly?s research and development initiatives, the Company believes that by introducing biomarkers that could diagnose illnesses or disorders, it would assist in identifying what treatment will provide the most benefit for the patient and may drive adoption by clinicians and payors.

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Through ongoing research of Firefly?s growing database, Firefly aspires to enter other markets including, executive medical health and wellness for consumers who want to more actively manage their healthcare and lifestyles.

Firefly plans to offer its products on a recurring revenue model basis. In addition, Firefly plans to provide EEG recording equipment on a monthly rental or purchase basis or as part of a bundle price. Driving adoption in the specialty of neurology may enable Firefly to reach its full potential. For this reason, Firefly plans to initially adopt a direct selling model that is supported by field based clinical specialists and medical affairs personnel. As adoption progresses, supported by clinical validation, biomarkers and improvements to the software platform, Firefly may partner with national distributors that complement Firefly?s target markets, including EEG companies and installed bases of EEG systems in use today by medical professionals.

In concert with the further commercialization of our products to medical professionals, Firefly plans to actively engage with drug development companies and develop extensive strategic partnerships to support their drug development strategies. As of January 1,
2023, there were 187 trials assessing 141 unique treatments for Alzheimer?s disease. As of January 4, 2023, there were more than 160 pharmaceutical companies developing drugs to treat mental illnesses. In order to take full advantage of the opportunity in the CNS drug development market, Firefly intends to invest in business development resources focused on the CNS drug development sector.

Competition

Firefly?s industry is competitive and has been evolving rapidly with the introduction of new products and technologies as well as the market activities of industry participants. Firefly competes against other companies that have developed AI-driven platforms, in the target market of neurological disorders.

Firefly believes that our products are a paradigm shift on the approach to treating cognitive disorders, mental illnesses, injuries to the brain and degenerative diseases. Firefly?s believes its products offer distinct advantages, including its FDA-cleared BNA Algorithm for data analysis, its proprietary extensive normative age matched database, and the ability of the platform to generate individual reports that clinicians may use to optimize patient care. Firefly believes  our products may become a standard of care tool in addressing the primary unmet needs in mental illness and cognitive disorders today. Firefly also believes that our products have a wide range of additional applications, including the ability to leverage data gathered for additional clinical insight, pharmaceutical drug development and new product development. The longitudinal nature of the data, along with clinical disease context, provides many future development opportunities.

Furthermore, EEG technology, represents a scalable, low-cost solution when compared to other imaging technologies that assess brain electrophysiology, such as functional magnetic resonance imaging (fMRI).

Intellectual Property

Firefly?s commercial success depends in part on its ability to obtain and maintain intellectual property protection for current and future products, to prevent others from infringing, misappropriating, or otherwise violating its intellectual property rights, to defend and enforce its intellectual property rights, and to operate without infringing, misappropriating, or otherwise violating valid and enforceable intellectual property rights of others. Firefly actively seeks to protect intellectual property that it believes is important to its business, which includes patents covering the components of the BNA Platform and the methods used for optimizing the therapy that the BNA Platform delivers. Firefly also seeks patent protection for other processes and inventions that are commercially or strategically important to developing and maximizing the value of its enterprise. Firefly takes steps to build and maintain the integrity of its brand, for example, with trademarks and service marks, and Firefly seeks to protect the confidentiality of trade secrets that may be important to the development of its business. Firefly relies on a strategy that combines the use of patents, trademarks, trade secrets, know-how, and license agreements, as well as other intellectual property laws, employment, confidentiality and invention assignment agreements, and contractual protections, to establish and protect its intellectual property rights.

Patents

Our patents and patent applications assert claims generally related methods and systems. Specifically, there are multiple patent families relating to (i) ERP processing algorithms and the comparison to a reference group and estimation of brain electrophysiology based on the comparison; (ii) prediction of TMS treatment outcome; (iii) method and system for estimating brain concussion; (iv)
method and system for managing pain; (v) method for brain stimulation tool configuration. As of December 31, 2023, we owned eight issued U.S. patents, which have expiration dates ranging from November 2028 to November 2037. We own one issued patent in Japan and there are currently patent applications pending in each of Australia, Canada, China, European Union and Israel, which, if issued, are expected to expire in 2037.

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The anticipated expiration dates are without taking into account all possible patent term adjustments, extensions, or abandonments, and assuming payment of all appropriate maintenance, renewal, annuity, and other governmental fees. We continue to evaluate our intellectual property portfolio as patents reach end of life to determine the optimal course for continuing to protect our technology. We cannot ensure that patents will issue from any of our pending applications or that, if patents are issued, they will be of sufficient scope or strength to provide meaningful protection for our technology.

We recognize that the ability to obtain patent protection and the degree of such protection depends on a number of factors. The patent positions of medical device companies like ours are generally uncertain and involve complex legal, scientific, and factual questions.
The protection afforded by a patent varies on a product-by-product basis, from jurisdiction-to-jurisdiction, and depends upon many factors, including the type of patent, the scope of its coverage, the availability of patent term adjustments and extensions, the availability of legal remedies, and the validity and enforceability of the patent.

In addition, the coverage claimed in a patent application can be significantly narrowed before the patent is issued, and patent claims can be reinterpreted or further altered even after patent issuance. We cannot predict whether the patent applications we are currently pursuing will issue as patents or whether the claims of any issued patents will provide sufficient protection from competitors. A competitor could develop systems, devices, or methods of manufacture or treatment that are not covered by our patents. Accordingly, our ability to stop third parties from commercializing any of our patented inventions, either directly or indirectly, will depend in part on our success in obtaining, maintaining, defending, and enforcing patent claims that adequately cover our inventions.

Our commercial success will also depend, in part, on not infringing, misappropriating, or otherwise violating the intellectual property rights of third parties. Third parties own numerous patents in the U.S. and in jurisdictions outside the U.S. with claims directed to inventions in the fields in which we operate or plan to operate. It is uncertain whether the issuance of any third-party patent would require us to alter our development or commercial strategies, seek licenses, cease certain activities, or participate in US Patent and
Trademark Office ("USPTO") proceedings. Moreover, such licenses may not be available on commercially reasonable terms or at all.
Our breach of any license agreements or failure to obtain a license necessary to our business may have a material adverse impact on
us.

Trademarks

Our trademark portfolio is designed to protect the brands of our BNA Platform and any future products. As of December 31, 2024, we own one trademark registration for ?BNA? in the United States and other countries, including Israel, Switzerland, European Union,
Canada, and India. The trademark is also registered with WIPO International.

Trade Secrets

We also rely on trade secrets relating to our product and technology, including our data processing algorithms, and we maintain the confidentiality of such proprietary information to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. We seek to protect our trade secrets and know-how by entering into confidentiality and invention assignment agreements with employees, contractors, consultants, suppliers, customers, and other third parties, who have access to such information. These agreements generally provide that all confidential information concerning our business or financial affairs developed or made known to the individual during the course of the individual?s relationship with us are to be kept confidential and not disclosed to third parties except in specific circumstances.

For more information regarding the risks related to our intellectual property, please see ?Risk Factors-Risks Related to Our Intellectual
Property.?

Manufacturing

Our BNA Platform is hardware-agnostic and we do not manufacture any compatible hardware. The Evoke System is manufactured by a 3rd party contract manufacturer.

Grants from IIA

Under the Innovation Law and the IIA?s rules and guidelines, a qualifying research and development program may be eligible for grants of up to 50% of the program?s approved research and development expenses. In general, the recipient of the grants is required to return the grants by the payment of royalties on the revenues generated from the sale of IIA-funded products (and related services), generally at a rate of 3% or 5% of revenues (which rates may be increased under certain circumstances, as described below) up to the aggregate amount of the total grants received by the IIA (which may be increased under certain circumstances, as described below), plus annual interest (as determined in the IIA?s rules and guidelines). Following the full payment of such royalties and interest, there is generally no further liability for royalty payment. Nonetheless, the restrictions under the Innovation Law (as generally specified below) will continue to apply even after repayment of the full amount of royalties payable pursuant to the grants.

The pertinent obligations under the Innovation Law and IIA?s rules and guidelines are as follows:

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Local manufacturing obligation. The terms of the grants under the Innovation Law and the IIA?s rules and guidelines provide that a company that received IIA grants, or the Recipient Company, is prohibited from manufacturing products developed using these IIA grants outside of Israel (unless the IIA approved grant program includes a pre-determined portion of manufacturing that may be performed outside Israel) without receiving prior approval from the IIA (except for the transfer of less than 10% of the manufacturing capacity in the aggregate in excess of such pre-approved portion (if any), which requires only a notice). If the Recipient Company receives approval to manufacture products developed with IIA?s grants outside of
Israel in excess of such pre-approved portion (if any), it will be required to pay increased royalties to the IIA, up to 300% of the grant amount plus accrued interest, depending on the manufacturing volume that is performed outside of Israel in excess of any pre-approved portion. The Recipient Company may also be subject to accelerated royalty repayment rates;

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Certain reporting obligations. A recipient of IIA grant is required to notify the IIA of certain events enumerated in the IIA?s rules and guidelines; and

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Know-how transfer limitation. Under the IIA?s rules and guidelines, the transfer of IIA funded know-how outside of Israel requires prior IIA approval and is generally subject to payment of a redemption fee to the IIA calculated according to formulas provided under the IIA?s rules and guidelines, up to 600% of the grants amount (less paid royalties, if any, and depreciation, but no less than the total grants received) plus accrued interest. Upon payment of such a fee, the know-how and the manufacturing rights of the products supported by such IIA funding cease to be subject to the Innovation Law and to the
IIA?s rules and guidelines.

Approval of the transfer of IIA funded know-how to another Israeli company is also required and may be granted only if the recipient assumes all of our responsibilities towards the IIA, including the restrictions on the transfer of know-how and manufacturing rights outside of Israel (although such transfer will not be subject to the payment of a redemption fee, such transfer will include an obligation to pay royalties to the IIA from the income of such sale transaction as part of the royalty payment obligation).

Firefly Neuroscience Ltd. received the IIA?s approval for a system to assist in brain disorder management & with associated imaging technology under the IIA?s rules and guidelines and described above.

The IIA?s approval is not required for the export of any products resulting from the IIA research or development grants.

As of December 31, 2024, Firefly Neuroscience Ltd. had received grants from the IIA in a total amount of approximately
$4.60 million, royalties have been paid in respect to the grants received by Firefly Neuroscience Ltd. from the IIA and it had a contingent obligation to the IIA (including interest) of $5.83 million. There is no guarantee that Firefly Neuroscience Ltd. will receive any further grants from the IIA or that the grants will be in the scope received in the past.

Employees

As of June 23, 2025, we have twenty-one full-time employees and two contractors.

None of Firefly?s employees are represented by a labor union or covered by collective bargaining agreements, and Firefly considers its relationship with its employees to be good.

Government Regulation

Our products (including our BNA Platform) are considered medical devices, and, accordingly, are subject to rigorous regulation by government agencies in the United States and other countries in which we intend to sell our products. These regulations vary from country to country but cover, among other things, the following activities with respect to medical devices:

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design, development and manufacturing;

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testing, labeling, content and language of instructions for use and storage;

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product storage and safety;

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marketing, sales and distribution;

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pre-market clearance and approval;

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record keeping procedures;

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advertising and promotion;

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recalls and field safety corrective actions;

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post-market surveillance;

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post-market approval studies; and

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product import and export.

FDA Regulation

In the U.S., numerous laws and regulations govern the processes by which medical devices are developed, manufactured, brought to market and marketed. These include the Federal Food, Drug, and Cosmetic Act (?FD&C Act?) and its implementing regulations issued by FDA, among others. Unless an exemption applies, each medical device commercially distributed in the United States requires FDA clearance of a 510(k) premarket notification (?510(k) clearance?), granting of a de novo request, or approval of an application for premarket approval (?PMA?). In general, under the FD&C Act, medical devices are classified in one of three classes on the basis of the controls necessary to reasonably assure their safety and effectiveness. A medical device?s classification determines the level of FDA review and approval to which the device is subject before it can be marketed to consumers:

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Class I devices, the lowest-risk FDA device classification, include devices with the lowest risk to the patient and are those for which safety and effectiveness can be assured by adherence to FDA?s medical device general controls, including labeling, establishment registration, device product listing, adverse event reporting, and, for some products, adherence to good manufacturing practices through FDA?s Quality System Regulations.

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Class II devices, moderate-risk devices, also require compliance with general controls and in some cases, special controls as deemed necessary by FDA to ensure the safety and effectiveness of the device. These special controls may include performance standards, particular labeling requirements, or post-market surveillance obligations. While most Class I devices are exempt from the 510(k) premarket notification requirement, typically a Class II device also requires pre-market review and 510(k) clearance as well as adherence to the Quality System Regulations/good manufacturing practices for devices.

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Class III devices, high-risk devices that are often implantable or life-sustaining, also require compliance with the medical device general controls and Quality System Regulations, and generally must be approved by FDA before entering the market through a PMA application. Approved PMAs can include post-approval conditions and post-market surveillance requirements, analogous to some of the special controls that may be imposed on Class II devices.

Our BNA Platform is a Class II medical device, which was cleared by the FDA for commercialization in the U.S. pursuant to the
510(k) notification process for the post-hoc statistical analysis of the human electroencephalogram, including ERP in December 2020.
The marketing and distribution of the BNA Platform, is subject to continuing regulation and enforcement by FDA and other government authorities, which includes product listing requirements, medical device reporting regulations. The Evox System is a class
II medical device, which was cleared by the FDA for commercialization in the U.S. pursuant to the 510(k) notification process for the acquisition, display, and storage, of electrical activity of a patient?s brain including electroencephalograph (EEG) and event-related potentials (ERP) obtained by placing two or more electrodes on the head to aid in diagnosis. If FDA finds that we have failed to comply with any legal or regulatory requirements, it or other government agencies may institute a wide variety of enforcement actions against us, ranging from Warning Letters to more severe sanctions, including but not limited to financial penalties, withdrawal of
510(k) clearances already granted, and criminal prosecution.

The 510(k) Process

Under the 510(k) process, the applicant must submit to FDA a premarket notification demonstrating that the device is ?substantially equivalent? to either a device that was legally marketed prior to May 28, 1976, the date upon which the Medical Device Amendments of 1976 were enacted, and for which a PMA is not required, a device that has been reclassified from Class III to Class II or Class I, or another commercially available device that was cleared through the 510(k) process. To be ?substantially equivalent,? the proposed device must have the same intended use as the predicate device, and either have the same technological characteristics as the predicate device or have different technological characteristics and not raise different questions of safety or effectiveness than the predicate device. Clinical data is sometimes required to support substantial equivalence.

After a 510(k) premarket notification is submitted, FDA determines whether to accept it for substantive review. If it lacks necessary information for substantive review, FDA will refuse to accept the 510(k) notification. If it is accepted for filing, FDA begins a substantive review. By statute, FDA is required to complete its review of a 510(k) notification within 90 days of receiving the 510(k)
notification. As a practical matter, clearance often takes longer, and clearance is never assured. FDA may require further information, including clinical data, to make a determination regarding substantial equivalence, which may significantly prolong the review process. If FDA agrees that the device is substantially equivalent to a predicate device currently on the market, it will grant 510(k)
clearance to commercially market the device.

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Post-Market Regulation

After a device is cleared or approved for marketing, numerous and extensive regulatory requirements may continue to apply. These include but are not limited to:

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annual and updated establishment registration and device listing with FDA;

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restrictions on sale, distribution, or use of a device;

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labeling, advertising, promotion, and marketing regulations, which require that promotion is truthful, not misleading, and provide adequate risk disclosures and directions for use and that all claims are substantiated, and also prohibit the promotion of products for unapproved or ?off-label? uses (i.e., indications that are inconsistent with or beyond the scope of the applicable FDA approval or clearance) and impose other restrictions on labeling;

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clearance or approval of product modifications to legally marketed devices that could significantly affect safety or effectiveness or that would constitute a major change in intended use;

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correction, removal, and recall reporting regulations, and FDA?s recall authority;

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complying with the federal law and regulations requiring Unique Device Identifiers on devices; and

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post-market surveillance activities and regulations, which apply when deemed by FDA to be necessary to protect the public health or to provide additional safety and effectiveness data for the device.

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FDA has broad regulatory compliance and enforcement powers. If FDA determines that we failed to comply with applicable regulatory requirements, it can take a variety of compliance or enforcement actions, which may result in any of the following sanctions:

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warning letters, untitled letters, fines, injunctions, consent decrees, and civil penalties;

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recalls, withdrawals, or administrative detention, or seizure of our products;

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operating restrictions or partial suspension or total shutdown of production;

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refusing or delaying requests for 510(k) marketing clearance or PMA approvals of new products or modified products;

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withdrawing 510(k) clearances or PMA approvals that have already been granted;

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refusal to grant export or import approvals for our products; or

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criminal prosecution.

International Regulation

Many countries throughout the world have established regulatory frameworks for marketing and commercialization of medical devices. As a designer and marketer of medical devices, we are obligated to comply with the respective frameworks of these countries to obtain and maintain access to these global markets. The frameworks often define requirements for marketing authorizations which vary by country. Failure to obtain appropriate marketing authorization and to meet all local requirements, including specific quality and safety standards in any country in which we currently market our products, could cause commercial disruption and/or subject us to sanctions and fines. Delays in receipt of, or a failure to receive, such marketing authorizations, or the loss of any previously received authorizations, could have a material adverse effect on our business, financial condition and results of operations.

There is currently no premarket government review of medical devices in the European Economic Area (?EEA?). However, all medical devices placed on the market in the EEA must meet the relevant essential requirements laid down in Annex I of Directive
93/42/EEC concerning medical devices, or the Medical Devices Directive. The most fundamental essential requirement is that a medical device must be designed and manufactured in such a way that it will not compromise the clinical condition or safety of patients, or the safety and health of users and others. In addition, the device must achieve the performances intended by the manufacturer and be designed, manufactured, and packaged in a suitable manner. The European Commission has adopted various standards applicable to medical devices. These include standards governing common requirements, such as sterilization and safety of medical electrical equipment, and product standards for certain types of medical devices. There are also harmonized standards relating to design and manufacture. While not mandatory, compliance with these standards is viewed as the easiest way to satisfy the essential requirements as a practical matter. Compliance with a standard developed to implement an essential requirement also creates a rebuttable presumption that the device satisfies that essential requirement.

On April 5, 2017, the European Parliament passed the Medical Devices Regulation (Regulation 2017/745), which repeals and replaces the EU Medical Device Directive and became effective on May 26, 2021. The Medical Devices Regulation, among other things, is intended to establish a uniform, transparent, predictable, and sustainable regulatory framework across the EEA for medical devices and ensure a high level of safety and health while supporting innovation. The new regulations, among other things:

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strengthen the rules on placing devices on the market and reinforce surveillance once they are available;

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improve the traceability of medical devices throughout the supply chain to the end-user or patient through a unique identification number;

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set up a central database to provide patients, healthcare professionals, and the public with comprehensive information on products available in the E.U.; and

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strengthen rules for the assessment of certain high-risk devices, such as implants, which may have to undergo an additional check by experts before they are placed on the market.

We received our European CE mark, indicating that we affirm our product?s conformity with European health, safety and environmental protection standards, in 2021.

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Healthcare Regulatory Laws

Within the United States, our products are subject to extensive regulation by a wide range of federal and state agencies that govern business practices in the medical device industry. These laws include federal and state anti-kickback, fraud and abuse, false claims and physician payment transparency laws and regulations.

The federal Anti-Kickback Statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, to induce or in return for purchasing, leasing, ordering or arranging for or recommending the purchase, lease or order of any good, facility, item or service reimbursable, in whole or part by Medicare, Medicaid or other federal healthcare programs. The term ?remuneration? has been broadly interpreted to include anything of value, including cash, improper discounts, and free or reduced price items and services. Among other things, the
Anti-Kickback Statute has been interpreted to apply to arrangements between medical device manufacturers on the one hand and prescribers and purchasers on the other. Although there are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, the exceptions and safe harbors are drawn narrowly. Practices that involve remuneration that may be alleged to be intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exception or safe harbor.

Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances. Several courts have interpreted the statute?s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the Anti-Kickback Statute has been violated. In addition, a person or entity does not need to have actual knowledge of the statute or specific intent to violate, in order to have committed a violation. Further, a claim including items or services resulting from a violation of the federal Anti-Kickback Statute also constitutes a false or fraudulent claim for purposes of the federal civil False
Claims Act. Many states have adopted laws similar to the Anti-Kickback Statute. Some of these state prohibitions apply to referral of patients for healthcare items or services reimbursed by any payor, not only the Medicare and Medicaid programs. Commercial payors may also bring a private cause of action for treble damages against a manufacturer for a pattern of causing false claims to be filed under the federal Racketeer Influenced and Corrupt Organizations Act, or RICO.

The federal civil False Claims Act prohibits, among other things, any person or entity from knowingly presenting, or causing to be presented, a false or fraudulent claim for payment to or approval by the federal government or knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government. A claim includes ?any request or demand? for money or property presented to the U.S. government. The qui tam provisions of the False Claims Act allow a private individual to bring actions on behalf of the federal government alleging that the defendant has submitted a false claim to the federal government, and to share in any monetary recovery. In recent years, the number of suits brought against healthcare providers by private individuals has increased dramatically. The government has obtained multi-million and multi-billion dollar settlements under the False Claims Act in addition to individual criminal convictions under applicable criminal statutes. In addition, the federal civil monetary penalties statute imposes penalties against any person or entity that, among other things, is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent. Given the significant size of actual and potential settlements, it is expected that the government will continue to devote substantial resources to investigating healthcare providers? and manufacturers?
compliance with applicable fraud and abuse laws. Various states have also enacted false claim laws analogous to the federal civil
False Claims Act, although many of these state laws apply where a claim is submitted to any third-party payor and not merely a federal healthcare program.

The federal Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for
Economic and Clinical Health Act, or HIPAA, among other things, created two new federal crimes: healthcare fraud and false statements relating to healthcare matters. The HIPAA healthcare fraud statute prohibits, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private payors. A violation of this statute is a felony and may result in fines, imprisonment and/or exclusion from government sponsored programs. The HIPAA false statements statute prohibits, among other things, knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation in connection with the delivery of or payment for healthcare benefits, items or services. A violation of this statute is a felony and may result in fines and/or imprisonment. Similar to the
Anti-Kickback Statute, a person or entity does not need to have actual knowledge of these statutes or specific intent to violate them in order to have committed a violation.

Additionally, there has been a recent trend of increased federal and state regulation of payments made to physicians and other healthcare providers. The ACA, imposed, among other things, new annual reporting requirements for covered manufacturers for certain payments and ?transfers of value? provided to physicians and certain other healthcare providers and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. In addition, certain states require implementation of compliance programs and compliance with the device industry?s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, impose restrictions on marketing practices, and/or tracking and reporting of gifts, compensation and other remuneration or items of value provided to physicians and other healthcare professionals and entities.

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Health Information Privacy and Security Laws

There are numerous U.S. federal and state laws and regulations related to the privacy and security of Personally Identifiable
Information (?PII?), including health information. Among others, the federal Health Insurance Portability and Accountability Act of
1996, as amended by HITECH, and their implementing regulations, which we collectively refer to as HIPAA, establish privacy and security standards that limit the use and disclosure of Protected Health Information (?PHI?) and require covered entities and business associates to implement administrative, physical, and technical safeguards to ensure the confidentiality, integrity, and availability of individually identifiable health information in electronic form, among other requirements.

Violations of HIPAA may result in civil and criminal penalties. We must also comply with HIPAA?s breach notification rule which requires notification to affected individuals and HHS, and in certain cases to media outlets, in the case of a breach of unsecured PHI.
The regulations also require business associates of covered entities to notify the covered entity of breaches by the business associate.

State attorneys general also have the right to prosecute HIPAA violations committed against residents of their states, and HIPAA standards have been used as the basis for the duty of care in state civil suits, such as those for negligence or recklessness in misusing personal information. In addition, HIPAA mandates that HHS conduct periodic compliance audits of HIPAA covered entities and their business associates for compliance.

Many states also have laws that protect the privacy and security of sensitive and personal information, including health information.
These laws may be similar to or even more protective than HIPAA and other federal privacy laws. For example, the laws of the State of California, are more restrictive than HIPAA. Where state laws are more protective than HIPAA, we must comply with the state laws we are subject to, in addition to HIPAA. California passed the California Consumer Privacy Act or CCPA on June 28, 2018,
which went into effect January 1, 2020. On November 3, 2020, the California Privacy Rights Act of 2020 (?CPRA?), which amends the CCPA and adds new privacy protections that became effective on January 1, 2023, was enacted through a ballot initiative. While information we maintain that is covered by HIPAA may be exempt from the CCPA, other records and information we maintain on our patients may be subject to the CCPA. In certain cases, it may be necessary to modify our planned operations and procedures to comply with these more stringent state laws. Not only may some of these state laws impose fines and penalties upon violators, but also some, unlike HIPAA, may afford private rights of action to individuals who believe their personal information has been misused. In addition, state and federal privacy laws subject to frequent change.

In addition to HIPAA and state health information privacy laws, we may be subject to other state and federal privacy laws, including laws that prohibit unfair privacy and security practices and deceptive statements about privacy and security, laws that place specific requirements on certain types of activities, such as data security and texting, and laws requiring holders of personal information to maintain safeguards and to take certain actions in response to a data breach.

Foreign data protection, privacy, and other laws and regulations are often more restrictive than those in the U.S. The E.U., for example, traditionally has imposed stricter obligations under its laws and regulations relating to privacy, data protection and consumer protection than the U.S. In May 2018, the GDPR, governing data practices and privacy in the E.U., became effective and replaced the data protection laws of the individual member states. GDPR requires companies to meet stringent requirements regarding the handling of personal data of individuals in the E.U. These more stringent requirements include expanded disclosures to inform members about how we may use their personal data, increased controls on profiling members, and increased rights for members to access, control and delete their personal data. In addition, there are mandatory data breach notification requirements. The law also includes significant penalties for non-compliance, which may result in monetary penalties of up to 20 million Euros or 4% of a company?s worldwide turnover, whichever is higher. GDPR and other similar regulations require companies to give specific types of notice and informed consent is required for the placement of a cookie or similar technologies on a user?s device for online tracking for behavioral advertising and other purposes and for direct electronic marketing, and the GDPR also imposes additional conditions in order to satisfy such consent, such as a prohibition on pre-checked consents. It remains unclear how the U.K. data protection laws or regulations will develop in the medium to longer term and how data transfer to the U.K. from the E.U. will be regulated. Outside of the E.U., there are many other countries with data protection laws, and new countries are adopting data protection legislation with increasing frequency.

Many of these laws may require consent from individuals for the use of data for various purposes, including marketing, which may reduce our ability to market our products.

There is no harmonized approach to these laws and regulations globally. Consequently, we increase our risk of non-compliance with applicable foreign data protection laws and regulations when we expand internationally. We may need to change and limit the way we use personal information in operating our business and may have difficulty maintaining a single operating model that is compliant.
Compliance with such laws and regulations will result in additional costs and may necessitate changes to our business practices and divergent operating models, limit the effectiveness of our marketing activities, adversely affect our business, results of operations, and financial condition, and subject us to additional liabilities.

66

Facilities

We do not own any real property or facilities. In connection with the Merger, we assumed the lease of WaveDancer?s principal executive offices, which such lease will expire in November 2024, and which we do not intend to renew. If we advance our business operations, we may seek to lease facilities of our own in order to support our operational and administrative needs. There can be no assurance that such facilities will be available, or that they will be available on suitable terms. Our inability to obtain such facilities could have a material adverse effect on our future plans and operations.

Legal Proceedings

From time to time, we may become party to legal proceedings in the ordinary course of business. Such legal proceedings may negatively impact our business and financial position, result in brand or reputational harm, and divert the attention of our management from core operations of our business. We are currently not a party to any material legal proceedings.

Company Information

Our principal executive offices are located at 1100 Military Road, Kenmore, NY 14217. Our telephone number is (888) 237-6412.

Our web page address is www.fireflyneuro.com. Our investor relations website is located at www.fireflyneuro.com. We have and will make available free of charge on our investor relations website under ?SEC Filings? our Annual Reports on Form 10-K, Quarterly
Reports on Form 10-Q, Current Reports on Form 8-K, our directors? and officers? Section 16 Reports and any amendments to those reports after filing or furnishing such materials to the SEC. References to our website address do not constitute incorporation by reference of the information contained on the website, and the information contained on the website is not part of this document or any other document that we file with or furnish to the SEC.

Corporate History and Structure

Firefly?s corporate history began in April 2006 with the formation of Elminda Ltd, a company organized under the laws of the State of
Israel, for the purpose of developing a system to provide clinicians with an objective assessment of brain electrophysiology to support better outcomes for people with mental illnesses and cognitive disorders.

Firefly spent over ten years building a significant database of standardized longitudinal EEG brain scans using clinically defined paradigms that captured patients brain activity while resting and while activated (evoke response potential). Firefly collected this data in over 100 sites, over 20 countries, and over 40 studies. Significant time and resources went into analyzing and interpreting the data as well as preparing for an FDA 510k application process.

On May 2, 2014, management of Firefly Neuroscience Ltd. incorporated a new wholly owned subsidiary company named ?Elminda
Inc.? in the State of Delaware for the purpose of initiating the company?s United States marketing and distribution activity.

In July 2014, Firefly received Class II medical device 510(k) clearance from the U.S. Food and Drug Administration (the ?FDA?) for the BNA Analysis System, the predicate device to the BNA Platform, with indication for use in individuals 14 to 24 years of age.

In September 2014, the company received the Conformity European approval for the BNA Platform allowing use in European
Economic Area.

In December 2020, Firefly received Class II medical device 510(k) clearance from the FDA for Firefly?s current product, the BNA
Platform, with indication for use in individuals 12 to 85 years of age.

On April 13, 2022, the name of Elminda Inc. was changed to ?Elminda 2022 Inc.?

On April 21, 2022, management of Firefly Neuroscience Ltd. incorporated a new wholly owned subsidiary company named ?Elminda
Inc.? for the purpose of re-domiciling the company to enhance access to capital markets.

On July 5, 2022, Elminda Ltd. became a subsidiary of Elminda Inc. via a share exchange agreement wherein Elminda Inc. issued shares to shareholders of Elminda Ltd. against shares of Elminda Ltd.

On September 15, 2022 and October 24, 2022 management changed the name from Elminda Inc. and Elminda Ltd, respectively, to
?Firefly Neuroscience, Inc.? and ?Firefly Neuroscience Ltd.?, respectively.

On August 12, 2024, pursuant to the Merger Agreement, FFN merged with and into Firefly Neuroscience, Inc., with Firefly
Neuroscience, Inc. surviving the merger as a wholly owned subsidiary of WaveDancer, Inc. On the Closing Date (i) pursuant to the
Amended and Restated Certificate of Incorporation of WaveDancer, we changed our name to Firefly Neuroscience, Inc. and (ii)
pursuant to an amendment to its Certificate of Incorporation, Firefly changed its name to Firefly Neuroscience 2023, Inc. and (iii)
Firefly and FFN filed the Certificate of Merger with the State of Delaware.

The Amended and Restated Certificate of Incorporation and the Amended and Restated Bylaws contain certain provisions relating to limitations of liability and indemnification of directors and certain officers, provide advance notice procedures for stockholder proposals at stockholder meetings, and other matters. See ?Description of Capital Stock ? Anti-Takeover Provisions? and
?Management ? Limitation on Liability and Indemnification of Directors and Certain Officers?.

Our fiscal year ends on December 31. Neither we nor any of our predecessors have been in bankruptcy, receivership or any similar proceeding.

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MANAGEMENT

Officers and Directors

Set forth below are the names, ages and positions of each of the individuals who serve as our directors and officers as of the date of this prospectus:
Name
Age
Position
Greg Lipschitz
36
Chief Executive Officer and Director
Paul Krzywicki
40
Chief Financial Officer
Gil Issachar
43
Chief Technology Officer
David DeCaprio
52
President, Chief Operating Officer and Director
Arun Menawat
70
Chairman of the Board
Brian Posner
63
Director
Stella Vnook
50
Director

Greg Lipschitz. Mr. Lipschitz has served as Firefly?s director since August 2024. From December 2024 to March 2025, Mr. Lipschitz
served as the Executive Chairman of the Company. On January 6, 2025, Mr. Lipschitz was appointed as the Interim Chief Executive
Officer of the Company. On March 26, 2025, Mr. Lipschitz was appointed as the Chief Executive Officer of the Company.  Mr.
Lipschitz has over 15 years of combined experience in private equity, merchant banking, capital markets and advising high growth businesses. Since June 2018, Mr. Lipschitz served as the Managing Director of 2686225 Ontario Inc. From June 2018 to February
2024, Mr. Lipschitz served as the Vice President of Lazer Capital. Mr. Lipschitz is currently the Managing Director of Old Stone
Advisors, a consulting and financial advisory firm. Mr. Lipschitz has advised high growth companies on over $1 billion of transactions. Mr. Lipschitz is a Chartered Financial Analyst and received his bachelor?s degree in Business from the Richard Ivey
Business School at the University of Western Ontario. Firefly believes that Mr. Lipschitz is qualified to serve on its board of directors due to his experience in capital markets which will make him an asset to the Company.

Paul Krzywicki. Mr. Krzywicki, CPA, CGA has served as Firefly?s Chief Financial Officer since March 2024. Mr.  Krzywicki initially joined Firefly as its Controller in November 2023 before his appointment as our Chief Financial Officer in March 2024. Over
the last 5 years, Mr. Krzywicki has held senior leadership positions in a variety of organizations such as Nucor Canada, EllisDon and
Canadian Curtis Refrigeration with a focus on modernization and increasing operating efficiency. Mr. Krzywicki is a Chartered
Professional Accountant and holds an Honours Bachelors Degree in Commerce from Laurentian University.

Gil Issachar. Mr. Issachar has served as Firefly?s Chief Technology Officer since November 2022. Mr. Issachar is a biomedical engineer and a neuroscientist with an extensive experience working as a director of data-science, team leader, data scientist, and software engineer in the medical device industry (under FDA PMA regulations). Mr. Issachar has managed multiple research and development projects in collaboration with pharmaceutical companies, neuroscientists and other start-up companies. Prior to serving as Firefly?s Chief Technology Officer, Mr. Issachar served as Firefly?s Vice-President of Research and Data Science from December
2019 to August 2021, Director of Research and Data-Science from December 2019 to August 2021, Data-Science Team Leader from
April 2018 to December 2019. From July 2013 to March 2017, Mr. Issachar served as R&D Software Engineer for Dune Medical
Devices. Mr. Issachar received his Master?s Degree in Biomedical/Medical Engineering and Bachelor?s Degree from Tel Aviv
University.

David DeCaprio. Mr. DeCaprio has served as Firefly?s Director since August 2024. On April 18, 2025, Mr. DeCaprio was appointed as the President and Chief Operating Officer of the Company. Mr. DeCaprio has served in various capacities within the genome research, pharmaceutical development, health insurance, computer vision, sports analytics, speech recognition, transportation logistics, operations research, real-time collaboration, robotics and financial industries since 2003. Mr. DeCaprio has significant experience transitioning advanced technology from academic research labs into successful businesses. Since April 2024, Mr. DeCaprio has served and continues to serve as Chief Technology Officer of mbue.ai, a venture-backed AI startup in the architecture, engineering, and construction space. From January 2017 to December 2023, Mr. DeCaprio has served as Chief Technology Officer of ClosedLoop.ai, an award-winning startup focused on building a healthcare specific data science and machine learning platform. Prior to founding
ClosedLoop.ai, Mr. DeCaprio was involved in various successful startups. Among other positions, Mr. DeCaprio has served as Chief
Technology Officer of Fina Technologies from June 2008 to January 2015 and as Vice President of Engineering of GNS Healthcare
from September 2005 to January 2017. Since May 2015, Mr. DeCaprio has served and presently serves as Chief Executive Officer of
Cizr, a technology company focused on improving sports coaching efficiency. Mr. DeCaprio also has significant consulting experience, serving as a consultant for various organizations from 2006 to January 2015, for Baylor College of Medicine from January
2015 to June 2015 and for the Icahn School of Medicine at Mount Sinai from September 2016 to April 2017. Mr. DeCaprio received a
Bachelor of Science Degree in Electrical Engineering and Computer Science from the Massachusetts Institute of Technology. Firefly believes that Mr. DeCaprio is qualified to serve on its board of directors due to his extensive experience in artificial intelligence and software engineering which will make him an asset to the Company.

68

Arun Menawat. Dr. Menawat has served as Firefly?s Chairman of the Board since March 2025 and Firefly?s director since August
2024. Dr. Menawat has an accomplished history of executive leadership success in the healthcare industry. Since August 2026, Dr.
Menawat is the Chief Executive Officer and a Director of Profound Medical Corp. Prior to joining Profound, Dr. Menawat served as the Chairman, President and CEO of Novadaq Technologies Inc., a TSX and Nasdaq listed company that marketed medical imaging and therapeutic devices for use in the operating room. From July 1999 to March 2023, Dr. Menawat was President, Chief Operating
Officer and Director of Cedara Software Ltd, a publicly listed medical imaging software company. Dr. Menawat?s educational background includes a Bachelor of Science in Biology from the University of District of Columbia, Washington, D.C., and a Ph.D. in
Chemical Engineering from the University of Maryland, College Park, MD, including graduate research in Biomedical Engineering from the National Institute of Health, Bethesda, MD. Dr. Menawat also earned an Executive M.B.A. from the J.L. Kellogg School of
Management, Northwestern University, Evanston, IL. Firefly believes that Mr. DeCaprio is qualified to serve on its board of directors due to his extensive experience in artificial intelligence and software engineering which will make him an asset to the Company.

Brian Posner. Mr. Posner has served as Firefly?s director since August 2024. Mr. Posner has served as Chief Financial Officer at several life science and emerging technology companies. He served as the Chief Financial Officer of electroCore, Inc. (Nasdaq:
ECOR) (?electroCore?), a commercial stage bioelectronic medicine and wellness company from April 2019 to October 2024.  Mr.
Posner currently serves as a consultant to electroCore. Prior to electroCore, Mr. Posner served as Chief Financial Officer of Cellectar
Biosciences, Alliqua BioMedical, Ocean Power Technologies, Power Medical Interventions and Pharmacopeia. Mr. Posner holds an undergraduate degree in accounting from Queens College and an M.B.A. in managerial accounting from Pace University. Firefly believes Mr. Posner?s extensive experience in public markets will make him an asset to the Company.

Stella Vnook, Ph.D. Dr. Vnook has served as Firefly?s director since August 2024. Dr. Vnook has served as a Chief Executive
Officer, founder, board member, C-Suite advisor with 25 years? experience driving transformational change for global clinical development portfolios from early-stage R&D to commercialization. She has an extensive background in building and managing successful start-up ventures, commercial scale-up, strategy and execution to support brand launch, research and development, acceleration, IP strategy, Corporate Board selection and formation, business development and investment strategy, venture capital initiatives, as well as managed markets and healthcare economics. Dr. Vnook?s experience includes serving as Chief Executive Officer of Likarda since April 2023; director, founder and president of Oral Biolife since April 2022; founder, president and executive advisor at Agile Consulting Group since March 2015; and Mentor-In-Residence and Entrepreneur-in-Residence at Pennsylvania State
University since April 2024. Firefly believes that Dr. Vnook?s extensive experience in executive leadership roles in the pharmaceutical industry will make her an asset to the Company.

Family Relationships

There are no family relationships among any of our officers or directors.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years:

?
been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offences);

?
had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

?
been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

?
been found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading
Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

?
been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

?
been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-
regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

69

Material Changes to Director Nomination Procedures

There have been no material changes to the procedures by which stockholders may recommend nominees to our board of directors since such procedures were last disclosed.

Corporate Governance

Composition of the Board of Directors

Our business and affairs are organized under the direction of the Board. The Board consists of five (5) members. The primary responsibilities of the Board are to provide oversight, strategic guidance, counseling and direction to our management. The Board meets on a regular basis and additionally as it deems necessary.

In accordance with the terms of the Charter, the Board is divided into three classes, Class I, Class II and Class III, with only one class of directors being elected in each year and each class serving a three-year term, except as described below.

?
The Class I directors consist of David DeCaprio and Greg Lipschitz, whose terms will expire at the first annual meeting of stockholders to be held following the filing of the Amended and Restated Certificate of Incorporation (the ?Filing Date?);

?
The Class II directors consist of Brian Posner and Stella Vnook, whose terms will expire at the second annual meeting of stockholders to be held following the Filing Date.

?
The Class III director consists of Arun Menawat, whose term will expire at the third annual meeting of stockholders to be held following the Filing Date.

At each annual meeting of stockholders to be held after the initial classification, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election and until their successors are duly elected and qualified. This classification of the Board may have the effect of delaying or preventing changes in our control or management. There is no cumulative voting with respect to the election of directors.

Board Leadership Structure

Director Independence

We are required to comply with Nasdaq?s rules in determining whether a director is independent. The Board undertook a review of the independence of the individuals named above and determined that each of the directors except Greg Lipschitz and David DeCaprio qualify as ?independent? as defined under the applicable Nasdaq rules.

The Nasdaq definition of ?independence? includes a series of objective tests, such as the director or director nominee is not, and was not during the last three years, our employee and has not received certain payments from, or engaged in various types of business dealings with us. In addition, the Board has made a subjective determination that no relationships exist which, in the opinion of the
Board, would interfere with such individual?s exercise of independent judgment in carrying out his or her responsibilities as a director.
In making these determinations, the Board has reviewed and discussed information provided by the directors with regard to each director?s business and personal activities as they may relate us and our management.

With respect to its analysis of Mr. Lipschitz?s independence, the Board considered that certain employment agreement, dated as of
March 27, 2025, by and between us and Mr. Lipschitz (the ?Lipschitz Employment Agreement?). Pursuant to the Lipschitz
Employment Agreement, Mr. Lipschitz is entitled to an award of restricted stock units under the 2024 Plan that represents, in the aggregate, three percent (3.0%) of the issued and outstanding Common Stock determined on a fully diluted basis, as of the date of
March 27, 2025. On April 18, 2025, pursuant to the Lipschitz Employment Agreement, Mr. Lipschitz was granted an award of up to
395,927 restricted stock units (the ?RSUs?) under the 2024 Plan, subject to the Company?s standard form of restricted stock unit agreement for the 2024 Plan, which 197,963 of the RSUs shall vest monthly in thirty-six (36) equal monthly installments beginning on
April 27, 2025, subject to satisfaction of Lipschitz?s continuous service; and the remaining 197,964 of the RSUs shall vest at a rate of
65,988 per year over three years from March 27, 2025, contingent upon (i) the achievement of annual performance targets related to the Company, and (ii) there being sufficient authorized shares under the 2024 Plan; provided that if there are not sufficient authorized shares under the 2024 Plan, the Company shall use its best efforts to obtain shareholder approval of an increase in the number of authorized shares under the 2024 Plan such that there will be sufficient authorized shares under the 2024 Plan to allow for this performance grant.

70

With respect to its analysis of Mr. Lipschitz?s independence, the Board also considered that certain strategic agreement, dated as of
August 12, 2024, by and between us and Bower Four Corp. (the ?Lipschitz Agreement?). Pursuant to the Lipschitz Agreement,
Mr. Lipschitz, through Bower Four Corp., is entitled to receive aggregate consideration of $950,000 in shares of Common Stock during the term of the Lipschitz Agreement comprised of up to $316,667 of annual service credits over three years, as defined in the
Lipschitz Agreement.

With respect to its analysis of Mr. DeCaprio?s independence, the Board considered that certain employment agreement, dated as of
April 18, 2025, by and between us and Mr. DeCaprio (the ?DeCaprio Employment Agreement?). Pursuant to the DeCaprio
Employment Agreement, Mr. DeCaprio is entitled to an award of restricted stock units under the 2024 Plan that represents, in the aggregate, two percent (2.0%) of the issued and outstanding Common Stock determined on a fully diluted basis, as of the date of
March 27, 2025. On the same date, pursuant to the DeCaprio Employment Agreement, Mr. DeCaprio was granted an award of up to
263,952 restricted stock units (the ?RSUs?) under the 2024 Plan, subject to the Company?s standard form of restricted stock unit agreement for the 2024 Plan, which 131,976 of the RSUs shall vest quarterly in twelve (12) equal quarterly installments beginning on
June 27, 2025, subject to satisfaction of DeCaprio?s continuous service; and the remaining 131,976 of the RSUs shall vest at a rate of zero point thirty four percent (0.34%) in the first year and zero point thirty three percent (0.33%) per year over remaining two years, from March 27, 2025, contingent upon the achievement of annual performance targets related to the Company.

Committees of the Board of Directors

The Board established an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee.
The composition and responsibilities of each of the committees of the Board are described below. Members serve on these committees until their resignation or until otherwise determined by the Board. The Board may establish other committees as it deems necessary or appropriate from time to time.

Audit Committee

The Audit Committee consists of Brian Posner, Arun Menawat and Stella Vnook. The Board has determined that each member of the
Audit Committee qualifies as ?independent? under Nasdaq listing standards and Rule 10A-3(b)(1) of the Exchange Act. The chairperson of the Audit Committee is Brian Posner. The Board has determined that Brian Posner is an ?audit committee financial expert? within the meaning of SEC regulations. Each member of our Audit Committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, the Board has examined each audit committee member?s scope of experience and the nature of their employment.

The primary purpose of the Audit Committee is to assist the Board in its oversight of our accounting and financial reporting processes and our compliance with legal and regulatory requirements. To assist the Board in fulfilling its responsibilities, the Audit Committee:
(A) oversees: (i) audits of our financial statements; (ii) the integrity of our financial statements; (iii) our processes relating to risk management and the conduct and systems of internal control over financial reporting and disclosure controls and procedures; (iv) the qualifications, engagement, compensation, independence and performance of our independent auditor, and the auditor?s conduct of the annual audit of our financial statements and any other services provided to us; and (v) the performance of our internal audit function, if any; and (B) produces the annual report of the Audit Committee. Specific responsibilities of the Audit Committee include, but are not limited, to:

?
appoint, compensate, and oversee the work of any independent auditor;

?
resolve any disagreements between management and the independent auditor regarding financial reporting;

?
pre-approve all audit and permitted non-audit services by the independent auditor;

?
retain independent counsel, accountants, or other advisors or consultants to advise and assist the Audit Committee in carrying out its duties, without needing to seek approval for the retention of such advisors or consultants from the Board, and determine the appropriate compensation for any such advisors or consultants retained by the Audit Committee;

?
seek any information it requires from our employees or any direct or indirect subsidiary, all of whom are directed to cooperate with the Audit Committee?s requests, or external parties;

?
meet with any officer or employee, the independent auditor or outside counsel, as necessary, or request that any such persons meet with any members of, or advisors or consultants to, the Audit Committee; and

?
oversee that management has established and maintained processes to assure our compliance with applicable laws, regulations and corporate policy.

71

Compensation Committee

The Compensation Committee of the Board (the ?Compensation Committee?) consists of Arun Menawat, Stella Vnook and Brian
Posner. The chairperson of the Compensation Committee is Arun Menawat. The Board has determined each member of the
Compensation Committee qualifies as ?independent? under Nasdaq listing standards and as ?non-employee directors? as defined in
Rule 16b-3 promulgated under the Exchange Act.

The primary purpose of the Compensation Committee is to (A) assist the Board in overseeing our employee compensation policies and practices, including (i) determining and approving the compensation of our Chief Executive Officer and other executive officers, and (ii) reviewing and approving incentive compensation and equity compensation policies and programs, and exercising discretion in the administration of such programs; and (B) produce a compensation discussion and analysis (?CD&A?) of the Compensation
Committee, if required by applicable SEC rules. Specific responsibilities of the Compensation Committee include, but are not limited, to:

?
establish a compensation policy for executive officers designed to (i) enhance our profitability and increase stockholder value; (ii) reward executive officers for their contribution to our growth and profitability; (iii) recognize individual initiative, leadership, achievement, and other contributions; and (iv) provide competitive compensation that will attract and retain qualified executives;

?
review competitive practices and trends to determine the adequacy of the executive compensation program;

?
review and consider participation and eligibility in the various components of the total executive compensation package;

?
annually review and approve corporate goals and objectives relevant to CEO compensation, evaluate the CEO?s performance in light of those goals and objectives, and recommend to the Board the CEO?s compensation levels based on this evaluation; the CEO may not be present during any deliberations or voting with respect to the CEO?s compensation;

?
annually review and make recommendations to the Board with respect to compensation of our directors and executive officers other than the CEO;

?
approve employment contracts, severance arrangements, change in control provisions and other agreements;

?
approve and administer cash incentives and deferred compensation plans for executive officers (including any modification to such plans) and oversight of performance objectives and funding for executive incentive plans;

?
approve and oversee reimbursement policies for directors and executive officers;

?
approve and oversee compensation programs involving the use of our stock;

?
if we are required by applicable SEC rules to include a CD&A in our SEC filings, review the CD&A prepared by management, discuss the CD&A with management and, based on such review and discussions, recommend to the Board that the CD&A be included in our Annual Report on Form 10-K, proxy statement, or any other applicable filing as required by the SEC;

?
review all compensation policies and practices for all employees to determine whether such policies and practices create risks that are reasonably likely to have a material adverse effect on us;

?
periodically review executive supplementary benefits and, as appropriate, the organization?s retirement, benefit, and special compensation programs involving significant cost; and

?
fulfill such other duties and responsibilities as may be assigned to the Compensation Committee, from time to time, by the Board and/or the Executive Chairman of the Board.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee of the Board (the ?Nominating Committee?) consists of Arun Menawat, Stella
Vnook and Brian Posner. The chairperson of the Nominating Committee is Stella Vnook. The Board has determined which members of the Nominating Committee qualify as independent under the Nasdaq listing standards. Specific responsibilities of the nominating and corporate governance committee include, but are not limited, to:

?
evaluate the current composition, organization and governance of the Board and its committees, and make recommendations to the Board for approval;

72

?
annually review for each director and nominee, the particular experience, qualifications, attributes or skills that contribute to the Board?s conclusion that the person should serve or continue to serve as our director, as well as how the directors? skills and background enable them to function well together as a Board;

?
determine desired Board member skills and attributes and conduct searches for prospective directors whose skills and attributes reflect those desired;

?
evaluate and propose nominees for election to the Board;

?
administer the annual Board performance evaluation process, including conducting surveys of director observations, suggestions and preferences;

?
evaluate and make recommendations to the Board concerning the appointment of directors to Board committees, the selection of Board committee chairs, and proposal of the slate of directors for election to the Board.;

?
as necessary in the Nominating Committee?s judgment from time to time, retain and compensate third party search firms to assist in identifying or evaluating potential nominees to the Board;

?
develop, adopt and oversee the implementation of a Code of Business Conduct and Ethics for all our directors, executive officers and employees;

?
review and maintain oversight of matters relating to the independence of Board and committee members, keeping in mind the independence standards of the Sarbanes-Oxley Act of 2002 and the rules of Nasdaq;

?
oversee and assess the effectiveness of the relationship between the Board and Corporation management; and

?
maintain appropriate records regarding its process of identifying and evaluating candidates for election to the Board.

Disclosure Controls and Procedures Committee

The members of the Disclosure Controls and Procedures Committee are the officers of the Company. The Chief Financial Officer of the Company acts as the chair of the committee. The Disclosure Controls and Procedures Committee assists the Company?s officers in fulfilling the Company?s and their responsibilities regarding (i) the identification and disclosure of material information about the
Company and (ii) the accuracy, completeness and timeliness of the Company?s financial reports under the Exchange Act and the rules of Nasdaq.

Code of Business Conduct and Ethics

In connection with the Merger, on August 12, 2024, the Board approved and adopted a new Code of Business Conduct and Ethics (the
?Code of Ethics?) that applies to all of our executive officers, directors and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. A copy of the Code of
Ethics can be found on our website at www.fireflyneuro.com. In addition, we will post on our website all disclosures that are required by law or the listing standards of Nasdaq concerning any amendments to, or waivers from, any provision of the Code of Ethics. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this prospectus.

Compensation Committee Interlocks and Insider Participation

None of our Compensation Committee members is or has ever been our executive officer or employee. None of our executive officers currently serve, or have served during the last completed fiscal year, on the Compensation Committee or the Board of any other entity that has one or more executive officers that will serve as a member of the Board or Compensation Committee. See ?Certain
Relationships and Related Person Transactions.?

Limitation on Liability and Indemnification of Directors and Officers

The Charter provides that directors and officers will be indemnified by us to the fullest extent authorized by Delaware law as it now exists or may in the future be amended. The Charter provides that directors will not be personally liable for monetary damages to us except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended.

We have entered into agreements with our officers and directors to provide contractual indemnification. The Bylaws permit us to secure insurance on behalf of any officer, director or employee for any liability arising out of his or her actions, regardless of whether
Delaware law would permit indemnification. We have purchased directors? and officers? liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify the directors and officers.

73

EXECUTIVE COMPENSATION

This section discusses the material components of the executive compensation program for our named executive officers who are named in the ?Summary Compensation Table? below, which such named executive officers consist of (a) any persons who served as our principal executive officer during any part of the year ended December 31, 2024; (b) each of our two most highly compensated executive officers other than our principal executive officer who served as executive officers at the end of 2024; and (c) up to two additional individuals for whom disclosure would have been provided under clause (b) but for the fact that the person was not serving as an executive officer at the end of the fiscal year ended December 31, 2024. For the year ended December 31, 2024, our ?named executive officers? and their positions were as follows:

?
Jon Olsen, former Chief Executive Officer;

?
Stephen Purcell, former Chief Financial Officer;

?
Gil Issachar, Chief Technology Officer;

?
Samer Kaba, Former Chief Medical Officer;

?
David Johnson, former Executive Chairman; and

?
Paul Krzywicki, Chief Financial Officer

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs.

Summary Compensation Table - Years Ended December 31, 2024 and 2023

The following table sets forth information concerning the compensation of our named executive officers for the fiscal years ended
December 31, 2024 and 2023. All amounts in the table below are rounded to the nearest whole dollar.

Name and
Principal
Position

Year

Salary
($)

Bonus
($)

Stock
Awards
($)

Option
Awards
($)(1)

All other
compensation
($)

Total
($)

Jon Olsen

2023

$
168,380

$
-

$
-
(3)

$
-
(5)

$
-

$
168,380

Former Chief Executive
Officer

2024

$
179,980

$
-

$
204,757
(3)

$
358,231
(5)

$
-

$
742,968

Stephen Purcell (2)

2023

$
121,184

$
-

$
-

$
-
(6)

$
-

$
121,184

Former Chief Financial
Officer

2024

$
16,497

$
-

$
-

$
-
(6)

$
-

$
16,497

Gil Issachar

2023

$
133,556

$
12,575

$
-
(4)

$
-
(7)

$
46,738

$
192,869

Chief Technology Officer

2024

$
179,459

$
13,687

$
204,757
(4)

$
358,231
(7)

$
47,849

$
803,967

Samer Kaba

2023

$
-

$
-

$
-

$
-

$
-

$
-

Former Chief Medical
Officer

2024

$
97,000

$
-

$
-

$
42,515
(8)

$
-

$
139,515

Dave Johnson

2023

$
-

$
-

$
-

$
-

$
-

$
-

Former Executive
Chairman

2024

$
72,500

$
-

$
-

$
-

$
-

$
72,500

Paul Krzywicki

2023

$
-

$
-

$
-

$
-

$
-

$
-

Chief Financial Officer

2024

$
98,629

$
-

$
-

$
56,333
(8)

$
-

$
154,962

(1)
Amounts reflect the full grant-date fair value of option awards granted during the relevant fiscal year computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. Firefly provides information regarding the assumptions used to calculate the value of all option awards made to its executive officers in Note 11 to the audited consolidated financial statements for the year ended December 31, 2022 contained elsewhere in this prospectus.

74

(2)
On March 7, 2024, Stephen Purcell resigned as our Chief Financial Officer upon the appointment of our current Chief Financial
Officer, Paul Krzywicki
(3)
Consists of a restricted share units to purchase valued at $200,000 to Mr. Olsen on July 8, 2023. These shares units vest once the
Company lists on a recognized North American Stock Exchange.
(4)
Consists of a restricted share units to purchase valued at $200,000 to Mr. Issachar on July 8, 2023. These shares vest once the
Company lists on a recognized North American Stock Exchange.
(5)
Consists of a grant of options to purchase 75,417 (post merger) shares of Common Stock made to Mr. Olsen on July 8, 2023, of which 47,241 are exercisable as of December 31, 2024. The options have a term of 5 years and an exercise price equal to a 25%
discount to the issue price of Firefly's equity securities in an initial public offering that results in our Common Stock being listed on the Nasdaq Stock Market or another recognized securities exchange or traded on the over-the-counter market.
(6)
Consists of a grant of options to purchase 11,037 shares of Common Stock made to Mr. Purcell on July 8, 2023, of which 0 are exercisable as of December 31, 2024. The options have a term of 5 years and an exercise price equal to a 25% discount to the issue price of Firefly's equity securities in an initial public offering that results in our Common Stock being listed on the Nasdaq
Stock Market or another recognized securities exchange or traded on the over-the-counter market.
(7)
Consists of a grant of options to purchase 75,417 (post merger) shares of Common Stock made to Mr. Issachar on July 8, 2023, of which 47,241 are exercisable as of December 31, 2024. The options have a term of 5 years and an exercise price equal to a 25%
discount to the issue price of Firefly's equity securities in an initial public offering that results in our Common Stock being listed on the Nasdaq Stock Market or another recognized securities exchange or traded on the over-the-counter market.
(8)
Consists of a grant of options to purchase 8,320 shares of Common Stock made to Mr. Kaba on June 10, 2024, of which 1,572 are exercisable as of December 31, 2024. The options have a term of 5 years and an exercise price equal to a 25% discount to the issue price of Firefly's equity securities in an initial public offering that results in our Common Stock being listed on the Nasdaq
Stock Market or another recognized securities exchange or traded on the over-the-counter market.
(9)
Consists of a grant of options to purchase 11,024 shares of Common Stock made to Mr. Krzywicki on March 1, 2024, of which
3,113 are exercisable as of December 31, 2024. The options have a term of 5 years and an exercise price equal to a 25% discount to the issue price of Firefly's equity securities in an initial public offering that results in our Common Stock being listed on the
Nasdaq Stock Market or another recognized securities exchange or traded on the over-the-counter market.

Management Employment and Consulting Agreements

We have entered into written employment agreements or other arrangements with Gil Issachar, Paul Krzywicki, Greg Lipschitz, and
David DeCaprio, and prior to Stephen Purcell?s resignation, we had entered into a consulting agreement with ElMindA Ltd., pursuant to which Mr. Purcell served as our Chief Financial Officer. The material terms of the employment agreements or other arrangements with such individuals, as applicable and as currently in effect, are summarized below.

Gil Issachar, Chief Technology Officer

Effective February 2, 2017, we and Mr. Issachar entered into an employment agreement, which was subsequently amended by four amendments dated April 28, 2018, December 16, 2018, July 1, 2019 and December 11, 2019, respectively, each of which raised Mr.
Issachar?s base salary in connection with promotions or other events, and that certain Contract Addendum, dated June 21, 2021 (such agreement, as amended, the ?Issachar Employment Agreement?), pursuant to which Mr. Issachar was hired as a research and data scientist. Mr. Issachar now serves as our Chief Technology Officer. Under the Issachar Employment Agreement, as amended, Mr.
Issachar is entitled to a monthly base salary of approximately $13,340 on an as-converted basis in U.S. dollars. Mr. Issachar also received bonus compensation in the form of a one-time lump-sum cash payment equal to two months of salary in 2021, pursuant to the addendum to the Issachar Employment Agreement. Mr. Issachar will also be entitled to an annual bonus in the amount of one month?s salary at the end of each calendar year. Firefly also agrees to provide contributions for the cost of pension and education funds, managers? insurance, disability policies, and other benefits for Mr. Issachar during the term of employment under the Issachar
Employment Agreement.

Mr. Issachar?s employment with us pursuant to the Issachar Employment Agreement commenced as of the effective date of the
Issachar Employment Agreement and will continue until terminated by either party, with such termination effective upon the provision of written notice to the other party. In any event of termination of employment by applicable prior written notice, Firefly shall be entitled to terminate Mr. Issachar?s employment, immediately or at any time during the prior notice period, and in such event, if and to the extent required by applicable law, Firefly shall pay Mr. Issachar full or partial prior notice redemption, as applicable.
Notwithstanding the foregoing, in the event of termination of the Issachar Employment by us for cause, we shall not be required to pay the redemption of the advance notice period.

The Issachar Employment Agreement also contains certain standard confidentiality and assignment of inventions provisions.

Paul Krzywicki, Chief Financial Officer

On November 13, 2023, we entered into consulting agreement with Paul Krzywicki (the ?Krzywicki Consulting Agreement?), pursuant to which Mr. Krzywicki acted as controller of the Company. Mr. Krzywicki now serves as our Chief Financial Officer.
Under the Krzywicki Consulting Agreement, Mr. Krzywicki is entitled a monthly payment of approximately $7,845 on an as-
converted basis in U.S. dollars and the Company shall reimburse Mr. Krzywicki for all reasonable ordinary and customary business expenditures incurred in connection with his service provided to the Company. The Krzywicki Consulting Agreement commences on
November 13, 2023 and may be terminated by either the Company or Mr. Krzywicki upon providing fifteen (15) days advance written notice.

75

On June 27, 2024, we entered into a master services agreement with Deel, Inc. (together with its affiliates, the ?Deel Group?), pursuant to which Deel Group provides consulting services to the Company. On March 12, 2025, Deel Group and Mr. Krzywicki
entered into an employment agreement (the ?Krzywicki Employment Agreement?), which supersedes and replaces the Krzywicki
Consulting Agreement. Under the Krzywicki Employment Agreement, Mr. Krzywicki is entitled to an annual salary of approximately
$122,100 and internal allowances incurred in connection with Mr. Krzywicki?s service. The Krzywicki Employment Agreement commenced on March 15, 2025.

The Krzywicki Consulting Agreement also contains certain standard confidentiality and assignment of inventions provisions.

Greg Lipschitz, Chief Executive Officer

On March 27, 2025, we entered into the Lipschitz Employment Agreement with Greg Lipschitz, pursuant to which Mr. Lipschitz acted as the Chief Executive Officer of the Company. Under the Lipschitz Employment Agreement, Mr. Lipschitz is entitled to a base salary of $300,000 per year and eligible to receive an annual cash bonus equal to fifty percent (50%) of the annual base salary as of
December 31 of the applicable fiscal year and performance bonus. Mr. Lipschitz is also entitled to an award of restricted stock units under the 2024 Plan that represents, in the aggregate, three percent (3.0%) of our issued and outstanding Common Stock, determined on a fully diluted basis, as of the date of the Lipschitz Employment Agreement, which one and one-half percent (1.5%) of such award shall vest monthly in thirty-six (36) equal monthly installments, subject to satisfaction of Mr. Lipschitz?s continuous service; and the remaining one and one-half percent (1.5%) of such award shall vest at a rate of zero point five percent (0.5%) per year over three years, contingent upon the achievement of annual performance targets which these annual performance targets will be mutually reviewed and determined by both parties and approved by the Board or the Compensation Committee at the beginning of each calendar year.

The initial term of the Lipschitz Employment Agreement is three years commencing on January 6, 2025 unless terminated earlier by either party in accordance with the terms of the Lipschitz Employment Agreement and will be renewed automatically for an additional one year if neither party provides a notice of termination within thirty (30) days prior to the expiration of the application term. If the
Company terminates Mr. Lipschitz without cause, Mr. Lipschitz will be entitled to the following severance payments: (i) cash in the amount of annual base salary in effect on the date of such termination plus any annual cash bonus payable in 12 monthly installments;
and (ii) all outstanding equity compensation granted to Mr. Lipschitz which are deemed to vest over the following 12 months from the date of termination shall vest immediately. If the Company terminates Mr. Lipschitz upon a Change of Control (as defined in the
Lipschitz Employment Agreement), Mr. Lipschitz will be entitled to severance payments: (i) in cash in the amount of the annual base salary in effect on the date of such termination payable in one single lump sum plus any annual cash bonus Mr. Lipschitz is entitled to;
and (ii) all outstanding equity compensation granted to Mr. Lipschitz shall vest immediately. The payment of severance may be conditioned on receiving a release of any and all claims that Mr. Lipschitz may have against the Company.

Mr. Lipschitz was required to sign an Employee Confidential Information and Inventions Assignment Agreement, dated as of March
27, 2025, which prohibits unauthorized use or disclosure of the Company?s proprietary information, contains a general assignment of rights to inventions and intellectual property rights, non-competition provisions that apply during the term of employment, non-
solicitation provisions that apply during the term of employment and for one year after the term of employment, and non-
disparagement provisions that apply during and after the term of employment.

David DeCaprio, Chief Operating Officer

On April 18, 2025, we entered into the DeCaprio Employment Agreement with David DeCaprio, pursuant to which Mr. DeCaprio acted as the President and Chief Operating Officer of the Company. Under the DeCaprio Employment Agreement, Mr. DeCaprio is
entitled to a base salary of $250,000 per year and is eligible to receive an annual cash bonus up to fifty percent (50%) of the annual base salary as of December 31 of the applicable fiscal year and a performance bonus. Mr. DeCaprio is also entitled to an award of restricted stock units under the Firefly Neuroscience, Inc. 2024 Long-Term Incentive Plan that represents, in the aggregate, two percent (2.0%) of the issued and outstanding common stock, determined on a fully diluted basis, as of the date of the March 27, 2025, which 131,976 of the RSUs shall vest quarterly in twelve (12) equal quarterly installments beginning on June 27, 2025, subject to satisfaction of Mr. DeCaprio?s continuous service; and the remaining 131,976 of the RSUs shall vest at a rate of zero point thirty four percent (0.34%) in the first year and zero point thirty three percent (0.33%) per year over remaining two years, from March 27, 2025, contingent upon the achievement of annual performance targets related to the Company.

The initial term of the DeCaprio Employment Agreement is three (3) years commencing on April 18, 2025, unless terminated earlier by either party in accordance with the terms of the DeCaprio Employment Agreement and will be renewed automatically for an additional one year if neither party provides a notice of termination within thirty (30) days prior to the expiration of the application term.

76

If the Company terminates Mr. DeCaprio for Cause (as defined in the DeCaprio Employment Agreement), Mr. DeCaprio will be entitled to receive only the accrued amounts, which consist of: (i) any accrued but unpaid base salary, annual bonus, and accrued unused vacation, payable within six (6) days of termination in accordance with the Company?s customary payroll practices; (ii)
reimbursement for properly incurred and unreimbursed business expenses; and (iii) any vested employee benefits to which Mr.
DeCaprio is entitled under the Company?s benefit plans as of the termination date. Mr. DeCaprio is entitled to fifteen (15) business days? written notice and an opportunity to cure any curable breaches, except in the case of certain specified conduct deemed incurable.
A termination will not be deemed for Cause unless the Board, by majority vote and following written notice and an opportunity to be heard, determines that Cause exists based on the enumerated grounds.

If the Company terminates Mr. DeCaprio without cause or if Mr. DeCaprio resigns for Good Reason (as defined in the DeCaprio
Employment Agreement), and subject to the execution and non-revocation of a general release of claims in favor of the Company and its affiliates within sixty (60) days following the termination date, Mr. DeCaprio will be entitled to receive the following severance benefits: (a) continued payment of annual base salary for a period of (i) six (6) months if such termination occurs within the first twelve (12) months of the employment, (ii) nine (9) months if such termination occurs between twelve (12) and twenty-four (24)
months of employment, or (iii) twelve (12) months if such termination occurs thereafter; (b) continued quarterly payments of
Minimum 2025 Annual Bonus and Minimum 2026 Annual Bonus (as defined in the DeCaprio Employment Agreement) for twelve
(12) months following the termination date; and (c) certain COBRA reimbursement if Mr. DeCaprio timely elects COBRA coverage.

If the Company terminates Mr. DeCaprio for cause or the employment is terminated by Mr. DeCaprio for Good Reason within twelve
(12) months following a change in control, Mr. DeCaprio will be entitled to receive: (a) a lump sum cash payment equal to Mr.
DeCaprio?s then-current base salary and target bonus for the year in which such termination occurs (or, if greater, the base salary and bonus for the prior year), payable within sixty (60) days following the termination date; (b) certain COBRA reimbursement; and (c) all unvested stock options granted during the employment term shall become fully vested and exercisable for their full term, and (ii) all outstanding equity-based compensation awards shall become fully vested and the restrictions thereon shall lapse.

Mr. DeCaprio and the Company also entered into an Employee Confidential Information and Inventions Assignment Agreement,
executed on April 18, 2025 (the ?DeCaprio Confidentiality Agreement?), which prohibits unauthorized use or disclosure of the
Company?s proprietary information, contains a general assignment of rights to inventions and intellectual property rights, noncompetition provisions that apply during the term of employment, non-solicitation provisions that apply during the term of employment and for one year after the term of employment, and non-disparagement provisions that apply during and after the term of employment.

Stephen Purcell, Former Chief Financial Officer

On May 13, 2021, we entered into a consulting agreement with ElMindA Ltd.  (the ?Purcell Agreement?), pursuant to which we retained Stephen Purcell as our Project Coordinator, and on November 23, 2021, Mr. Purcell was appointed as our Chief Financial
Officer. The term of the Purcell Agreement commenced on May 17, 2021, and could be terminated by either us or Mr. Purcell with requisite notice pursuant to the terms and conditions of the Purcell Agreement. Pursuant to the Purcell Agreement, Mr. Purcell was
entitled to a fee of $12,500 per month. The Purcell Agreement also contained certain non-solicitation, non-competition and confidentiality provisions customary for agreements of such nature. On March 7, 2024, Mr. Purcell resigned as our Chief Financial
Officer upon the appointment of Paul Krzywicki as our Chief Financial Officer.

Additional Equity Compensation to Executive Officers

Equity Compensation

We have offered stock options to our named executive officers (in addition to certain non-executive employees) as the long-term incentive component of our compensation program. Our stock options are subject to the terms and conditions of our 2007 Incentive
Plan and allow employees to purchase shares of our Common Stock at a price per share not less than the fair market value of a share of our Common Stock on the date of grant. Other terms of such stock options, such as vesting schedules, exercise periods and forfeiture upon termination of the participant?s employment with us, are subject to the discretion of the Board and as set forth in the individual award agreements evidencing the grant of such options.

On November 17, 2022, Mr. Olsen was granted options to purchase 11,677 shares of our Common Stock, at an exercise price of
$28.85. All such options vest monthly. The options have a term of ten years and expire on November 17, 2032. 8,379 of such options are currently exercisable.

On July 8, 2023, Mr. Olsen was granted options to purchase 75,417 (post merger) shares of our Common Stock, at an exercise price described in footnote (5) above. All such options vest monthly. The options had an original term of five years from the date of grant, subject to earlier termination in the case of Mr. Olsen?s termination of employment with us, death, disability, retirement or termination for cause. 47,241 of such options are currently exercisable.

77

On July 8, 2023, Mr. Olsen was granted restricted share units valued at $200,000. These share units vest once the Company lists on a recognized North American Stock Exchange where the opening price is used to calculate the quantity.

On November 17, 2022, Mr. Issachar was granted options to purchase 2,919 shares our Common Stock, at an exercise price of $28,85.
All such options vest monthly. The options have a term of ten years and expire on November 17, 2032. 2,095 of such options are currently exercisable.

On July 8, 2023, Mr. Issachar was granted options to purchase 75,417 (post merger) shares of our Common Stock, at an exercise price of described in footnote (7) above. All such options vest monthly. The options had an original term of five years from the date of grant, subject to earlier termination in the case of Mr. Issachar's termination of employment with us, death, disability, retirement or termination for cause. 47,241 of such options are currently exercisable.

On July 8, 2023, Mr. Issachar was granted restricted share units valued at $200,000. These share units vest once the Company lists on a recognized North American Stock Exchange where the opening price is used to calculate the quantity.

On November 17, 2022, Mr. Purcell was granted options to purchase 5,839 shares our Common Stock, at an exercise price of $28.85.
All such options vest monthly. The options have a term of ten years and expire on November 17, 2032. 0 of such options are currently exercisable.

On July 8, 2023, Mr. Purcell was granted options to purchase 11,037 shares of our Common Stock, at an exercise price of described in footnote (6) above. All such options vest monthly. The options had an original term of five years from the date of grant, subject to earlier termination in the case of Mr. Purcell?s termination of employment with us, death, disability, retirement or termination for cause. 0 of such options are currently exercisable.

On June 10, 2024, Mr. Kaba was granted options to purchase 8,320 (post merger) shares of our Common Stock, at an exercise price of described in footnote (5) above. All such options vest monthly. The options had an original term of five years from the date of grant, subject to earlier termination in the case of Mr. Kaba?s termination of employment with us, death, disability, retirement or termination for cause. 1,572 of such options are currently exercisable.

On March 1, 2024, Mr. Krzywicki was granted options to purchase 11,024 (post merger) shares of our Common Stock, at an exercise price of described in footnote (5) above. All such options vest monthly. The options had an original term of five years from the date of grant, subject to earlier termination in the case of Mr. Krzywicki?s termination of employment with us, death, disability, retirement or termination for cause. 3,113 of such options are currently exercisable. On March 10, 2025, Mr. Krzywicki was granted an incentive stock option to purchase 15,000 shares of our Common Stock, par value $0.0001 per share, and a restricted award of 10,000 restricted stock units, under the 2024 Plan, subject to the Company?s standard form of incentive stock option agreement and restricted stock unit agreement for the 2024 Plan.

On April 18, 2025, pursuant to the Lipschitz Employment Agreement, Mr. Lipschitz was granted an award of up to 395,927 RSUs under the 2024 Plan, subject to the Company?s standard form of restricted stock unit agreement for the 2024 Plan, which 197,963 of the RSUs shall vest monthly in thirty-six (36) equal monthly installments beginning on April 27, 2025, subject to satisfaction of
Lipschitz?s continuous service; and the remaining 197,964 of the RSUs shall vest at a rate of 65,988 per year over three years from
March 27, 2025, contingent upon (i) the achievement of annual performance targets related to the Company, and (ii) there being sufficient authorized shares under the 2024 Plan; provided that if there are not sufficient authorized shares under the 2024 Plan, the
Company shall use its best efforts to obtain shareholder approval of an increase in the number of authorized shares under the 2024
Plan such that there will be sufficient authorized shares under the 2024 Plan to allow for this performance grant.

On April 18, 2025, pursuant to the DeCaprio Employment Agreement, Mr. DeCaprio was granted an award of up to 263,952 RSUs under the 2024 Plan, subject to the Company?s standard form of restricted stock unit agreement for the 2024 Plan, which 131,976 of the RSUs shall vest quarterly in twelve (12) equal quarterly installments beginning on June 27, 2025, subject to satisfaction of Mr.
DeCaprio?s continuous service; and the remaining 131,976 of the RSUs shall vest at a rate of zero point thirty four percent (0.34%) in the first year and zero point thirty three percent (0.33%) per year over remaining two years, from March 27, 2025, contingent upon the achievement of annual performance targets related to the Company.

Other Elements of Compensation

Pursuant to the terms of their respective employment agreements or arrangements, we provide and cover the costs of disability insurance policies and provide contributions to a pension fund for each of Mr. Olsen and Mr. Issachar. For the years ended December
31, 2023, there were no health insurance expenses for Mr. Olsen. Health Insurance was offered as of February 2024.

Potential Payments Upon Termination of Employment or Change in Control

Upon consummation of the Merger, each outstanding option to acquire shares of Private Firefly?s Common Stock held by executive officers was converted into an option to acquire shares of Firefly?s Common Stock, post-Merger. In addition, our executive officers also have certain rights to indemnification or to directors? and officers? liability insurance that survived the completion of the Merger.

78

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information concerning the outstanding equity awards that have been previously awarded to each of
Firefly?s named executive officers and which remain outstanding as of December 31, 2024. Firefly does not have any equity incentive plans other than the Firefly 2007 Incentive Plan and the Firefly 2023 Incentive Plan. As of the date hereof, there are no share-based award plans for any of Firefly?s named executive officers or directors. All options vest monthly, beginning as of their respective grant dates and reflect adjustment for the Exchange Ratio.

Named Executive
Officer

Number of
securities
underlying
unexercised
options
(#)
exercisable

Number of
securities
underlying
unexercised
options
(#)
unexercisable

Equity
incentive
plan
awards:
number of
securities
underlying
unexercised
unearned
options
(#)

Option
exercise
price

Option
expiration
date
Jon Olsen (former Chief Executive Officer)(1)

139

-

-

$
28.85

9/25/2030

2,635

-

-

$
28.85

12/14/2030

832

-

-

$
28.85

6/21/2031

8,379

3,298

-

$
28.85

11/17/2032

47,241

28,177

-

$
5.18

7/8/2028
Gil Issachar

13

-

-

$
72.12

8/13/2018

222

-

-

$
28.85

10/14/2030

76

-

-

$
28.85

4/1/2031

1,308

-

-

$
28.85

6/21/2031

2,095

824

-

$
28.85

11/17/2032

47,241

28,177

-

$
5.18

7/8/2028
Stephen Purcell (former Chief Financial Officer)

-

-

-

$
28.85

6/21/2031

-

-

-

$
28.85

11/17/2032

-

-

-

$
5.18

7/8/2028
Samer Kaba (former Chief Medical Officer)

1,572

6,748

-

$
5.18

6/10/2029
Paul Krzywicki (Chief Financial Officer)

3,113

7,911

-

$
5.18

3/1/2029

(1)
Mr. Olsen was removed from his position as the Company?s Chief Executive Officer by the Board without cause on January
6, 2025.

Additional Narrative to Named Executive Officer Compensation

Retirement Benefits

We have not maintained, and do not currently maintain, a defined benefit pension plan, nonqualified deferred compensation plan or other retirement benefits other than plans that do not discriminate in scope, terms or operation, in favor of executive officers of the registrant and that are available generally to all salaried employees.

Potential Payments Upon Termination or Change in Control

None of our named executive officers was entitled to severance compensation during the fiscal year ended December 31, 2024, except as described in ??Management Employment and Consulting Agreements?.

Firefly 2007 Incentive Plan

Firefly adopted the Firefly 2007 Share Option Plan (the ?Firefly 2007 Incentive Plan?) in 2007 for the purpose of granting stock options to employees, service providers, and consultants under Israeli law. The Firefly 2007 Incentive Plan provides for grants to be issued at the determination of the Board and/or any committee of the Board so appointed by the Board in accordance with applicable laws.

At the effective time of the merger, WaveDancer will assume all of Firefly?s rights and obligations under all stock options granted under the Firefly 2007 Incentive Plan that are outstanding immediately prior to the effective time of the merger. In addition, the
Firefly 2007 Incentive Plan will be assumed by WaveDancer at the effective time of the merger, provided that no additional awards may be issued thereunder.

79

Authorized Shares. A total of 300,000 shares of Firefly Common Stock have been authorized for the grant of awards under the Firefly
2007 Incentive Plan.

Plan Administration. The Firefly 2007 Incentive Plan is administered by the Board, either directly or upon the recommendation of any committee of the Board so appointed by the Board (the ?Committee?). Except as otherwise provided in the Firefly 2007 Incentive
Plan, the Committee shall have the power to recommend to the Board, and the Board has full power and authority, to designate optionees, determine the terms and provisions of stock option agreements, determine the fair market value of the shares of Common
Stock covered by each stock option, classify whether an award shall be granted pursuant to Section 102 (as defined below) or Section
3(i) (as defined below), designate grants made pursuant to Section 102 as either grants made through a trustee or not through a trustee, alter any restrictions and conditions of any awards, and make all other determinations deemed necessary or advisable for the administration of the Firefly 2007 Incentive Plan.

Stock Options. The Firefly 2007 Incentive Plan provides for the grant of stock options pursuant and subject to (i) Section 102 of the
Israeli Income Tax Ordinance (New Version), 1961 (the ?Income Tax Ordinance?) or any provision which may amend or replace it and any regulations, rules, orders or procedures promulgated thereunder (collectively, ?Section 102?) and to classify them as (x) either grants made through a trustee or not through a trustee; and (y) grants qualified under capital gain or ordinary income tax treatment;
and (ii) Section 3(i) of the Income Tax Ordinance (?Section 3(i)?). In connection with a grant of stock options, grantees receive the right to purchase a specified number of shares of Common Stock at a specified option exercise price, vesting schedule, and other terms and conditions as are specified by the Board and included in the applicable award agreement. The purchase price of each share of
Common Stock shall be determined by the Committee in its sole and absolute discretion in accordance with applicable law, subject to any guidelines as may be determined by the Board from time to time.

Options may be exercised by the optionee by giving written notice to Firefly and/or to any third party designated by Firefly, in such form and method as may be determined by Firefly and when applicable, by the trustee in accordance with the requirements of Section
102, which exercise shall be effective upon receipt of such notice and the payment of the purchase price. Such notice shall specify the number of shares of Common Stock with respect to which the option is being exercised. Options may be exercised by the optionee in whole at any time or in part from time to time, to the extent that the options become vested and exercisable, prior to their expiration date, and provided that the optionee is employed by or providing services to Firefly or any of its affiliates during the period beginning with grant date and ending upon the date of exercise. Options, to the extent not previously exercised, shall terminate upon the earlier of: (i) the date set forth in the option agreement; (ii) ninety days after a termination without cause; (iii) six months following a termination as a result of death or disability; or (iv) if further extended by the Committee prior to date of termination.

Dividends. With respect to all shares of Common Stock allocated or issued upon the exercise of options purchased by the optionee and held by the optionee or by the trustee, as the case may be, the optionee shall be entitled to receive dividends in accordance with the quantity of such shares of Common Stock, subject to Firefly?s Articles of Association (and all amendments thereto) and any applicable taxation on distribution of dividends and, when applicable, subject to the provisions of Section 102 and the rules, regulations or orders promulgated thereunder.

Certain Adjustments; Corporate Transaction Events. In the event of a merger, acquisition or reorganization of Firefly with one or more other entities in which Firefly is not the surviving entity or a sale of all or substantially all of the assets of Firefly, the Board or the Committee may resolve that the unexercised options then outstanding under the Firefly 2007 Incentive Plan shall be assumed or substituted for an appropriate number of shares or other securities of the successor company (or a parent or subsidiary of the successor company) as were distributed to the shareholders of Firefly in connection and with respect to such a transaction. In the case of such assumption and/or substitution of options, appropriate adjustments shall be made to the purchase price so as to reflect such action and all other terms and conditions of the option agreements shall remain unchanged, including, but not limited to, the vesting schedule, subject to the determination of the Committee or the Board, which determination shall be in their sole and absolute discretion.

Amendment, Termination. The Board may at any time, but when applicable, after consultation with the trustee, amend, alter, suspend or terminate the Firefly 2007 Incentive Plan. No amendment, alteration, suspension, or termination of the Firefly 2007 Incentive Plan shall impair the rights of any optionee, unless mutually agreed otherwise between the optionee and Firefly, which agreement must be in writing and signed by the optionee and Firefly. Termination of the Firefly 2007 Incentive Plan shall not affect the Committee?s ability to exercise the powers granted to it under the Firefly 2007 Incentive Plan prior to the date of such termination.

80

Firefly 2023 Incentive Plan

Firefly adopted the Firefly 2023 Omnibus Equity Incentive Plan (the ?Firefly 2023 Incentive Plan?) on July 8, 2023. The Firefly 2023
Incentive Plan was adopted to advance the interest of Firefly?s stockholders by enhancing Firefly?s ability to attract, retain, and motivate persons who are expected to make important contributions to Firefly by (i) providing Firefly with a mechanism to attract, retain and motivate highly qualified directors, officers, employees and consultants, (ii) aligning the interests of such persons with those of Firefly?s stockholders, and (iii) enabling and encouraging such persons to participate in the long-term growth of Firefly. The
Firefly 2023 Incentive Plan authorizes the grant of stock options, share appreciation rights, deferred share units, restricted share units, and performance share units, or a combination of the foregoing.

At the effective time of the merger, we assumed all of Firefly?s rights and obligations under all stock options granted under the Firefly
2023 Incentive Plan that are outstanding immediately prior to the effective time of the merger. In addition, the Firefly 2023 Incentive
Plan will be assumed by WaveDancer at the effective time of the merger, provided that no additional awards may be issued thereunder.

Authorized Shares. A total of 4,440,355 shares of Common Stock have been authorized for the grant of awards under the Firefly 2023
Incentive Plan.

Plan Administration. The Firefly 2023 Incentive Plan is administered by the Firefly board of directors or if so delegated in whole or in part by the Firefly board of directors, the Compensation Committee of the Firefly board of directors, or any other duly authorized committee of the board of directors appointed by the board of directors to administer the Firefly 2023 Incentive Plan (the
?Committee?). The Committee shall have full and exclusive discretionary power to interpret the terms and the intent of the Firefly
2023 Incentive Plan and any award agreement or other agreement ancillary to or in connection with the Firefly 2023 Incentive Plan, to determine eligibility for awards, and to adopt such rules, regulations and guidelines for administering the Firefly 2023 Incentive Plan as the Committee may deem necessary or proper. Such authority shall include, but not be limited to, selecting award recipients, establishing all award terms and conditions, including grant, exercise price, issue price and vesting terms, whether awards payout in cash or shares where applicable, determining any performance goals applicable to awards and whether such performance goals have been achieved and adopting modifications and amendments to the Firefly 2023 Incentive Plan or any award agreement, including, without limitation, any that are necessary or appropriate to comply with the laws or compensation practices of the jurisdictions in which Firefly and its affiliates operate.

Stock Options. Options granted under the Firefly 2023 Incentive Plan may be granted to participants in such number, and upon such terms, and at any time and from time to time as shall be determined by the Committee in its discretion. Each stock option grant shall be evidenced by an award agreement that shall specify the option price, the duration of the option, the number of shares to which the option pertains, the conditions, if any, upon which an option shall become vested and exercisable, and any such other provisions as the
Committee shall determine. Options may not have an exercise price per share of less than 100% of the fair market value of a share on the date of grant. Subject to any provisions of the Firefly 2023 Incentive Plan or the applicable award agreement relating to acceleration of vesting of options, regulatory requirements and the policies of the designated stock exchange or trading platform, the
Committee shall determine the vesting provisions of each grant of options at the time. Notwithstanding the foregoing, options granted to any consultant or persons retained to provide investor relations activities shall vest in stages over a period of not less than twelve months with no more than one-quarter of the options vesting in any three-month period. Each option shall expire at such time as the
Committee shall determine at the time of grant, provided, however, that, subject to any blackout periods, no option shall be exercisable later than the seventh anniversary date of its grant. The treatment of options under the Firefly 2023 Incentive Plan upon a participant?s termination of employment with or service to Firefly is set forth in the applicable award agreement or the Firefly 2023
Incentive Plan, but in no event can options terminate more than one year following the participant?s termination.

Share Appreciation Rights (?SARS?). Subject to any provisions of the Firefly 2023 Incentive Plan or an applicable award agreement,
SARs may be granted to participants at any time and from time to time and upon such terms as shall be determined by the Committee in its discretion. Each SAR award shall be evidenced by an award agreement that shall specify the grant price, the term, and any such other provisions as the Committee shall determine. No SAR shall be exercisable later than the tenth anniversary date of its grant. Upon the exercise of a SAR, a participant shall be entitled to receive payment from Firefly in an amount representing the difference between the of the underlying shares on the date of exercise over the grant price. At the discretion of the Committee, the payment upon the exercise of a SAR may be in cash, shares of equivalent value (based on the fair market value of the shares on the date of exercise of the SAR, as defined in the award agreement or otherwise defined by the Committee thereafter), in some combination thereof, or in any other form approved by the Committee at its sole discretion. The treatment of SARs under the Firefly 2023 Incentive Plan upon a participant?s termination of employment with or service to Firefly is set forth in the applicable award agreement or the Firefly 2023
Incentive Plan, but in no event can SARs terminate more than one year following the participant?s termination.

Deferred Share Units. Subject to any provisions of the Firefly 2023 Incentive Plan or an applicable award agreement, the Committee, at any time and from time to time, may grant Deferred Share Units to participants in such amounts and upon such terms as the
Committee shall determine. Each Deferred Share Unit grant shall be evidenced by an award agreement that shall specify the number of Deferred Share Units granted, the settlement date for Deferred Share Units, and any other provisions as the Committee shall determine, including, but not limited to, a requirement that participants pay a stipulated purchase price for each Deferred Share Unit, restrictions based upon the achievement of specific performance criteria, time-based restrictions, restrictions under applicable laws or other requirements, or holding requirements or sale restrictions placed on the shares upon vesting of such Deferred Share Units. The treatment of Deferred Share Units under the Firefly 2023 Incentive Plan upon a participant?s termination of employment with or service to Firefly is set forth in the applicable award agreement or the Firefly 2023 Incentive Plan, but in no event can Deferred Share
Units terminate more than one year following the participant?s termination.

81

Restricted Share Units. Subject to any provisions of the Firefly 2023 Incentive Plan or an applicable award agreement, the Committee, at any time and from time to time, may grant Restricted Share Units to participants in such amounts and upon such terms as the
Committee shall determine. Each Restricted Share Unit grant shall be evidenced by an award agreement that shall specify the period of any restrictions, the number of Restricted Share Units granted, the settlement date for Restricted Share Units, whether such
Restricted Share Unit is settled in cash, shares or a combination thereof or if the form of payment is reserved for later determination by the Committee, and any such other provisions as the Committee shall determine, provided that unless otherwise determined by the
Committee or as set out in any award agreement. The Committee shall impose, in the award agreement at the time of grant, such other conditions and/or restrictions on any Restricted Share Units granted pursuant to the Firefly 2023 Incentive Plan as it may deem advisable, including, without limitation, restrictions based upon the achievement of specific performance criteria, time-based restrictions on vesting following the attainment of the performance criteria, time-based restrictions, restrictions under applicable laws or other requirements.

Performance Share Units. Subject to any provisions of the Firefly 2023 Incentive Plan or an applicable award agreement, the
Committee, at any time and from time to time, may grant Performance Share Units to participants in such amounts and upon such terms as the Committee shall determine. Each Performance Share Unit shall have an initial value equal to the fair market value of a share on the date of grant. The Committee shall set performance criteria for a performance period in its discretion, which, depending on the extent to which they are met, will determine, in the manner determined by the Committee and set forth in the award agreement, the value and/or number of each Performance Share Unit that will be paid to the participant. Subject to the terms of the Firefly 2023
Incentive Plan and the applicable award agreement, after the applicable performance period has ended, the holder of Performance
Share Units shall be entitled to receive payout on the value and number of Performance Share Units, determined as a function of the extent to which the corresponding performance criteria have been achieved. Notwithstanding the foregoing, Firefly shall have the ability to require the participant to hold any shares received pursuant to such award for a specified period of time. Payment of earned
Performance Share Units shall be as determined by the Committee and as set forth in the award agreement. Subject to the terms of the
Firefly 2023 Incentive Plan, the Committee, in its sole discretion, may pay earned Performance Share Units in the form of: (i) cash equal to the value of the earned Performance Share Units at the end of the applicable performance period, (ii) a number of shares issued from treasury equal to the number of earned Performance Share Units at the end of the applicable performance period, or (iii) in a combination thereof in the discretion of Firefly. Any shares may be granted subject to any restrictions deemed appropriate by the
Committee. The determination of the Committee with respect to the form of payout of such awards shall be set forth in the award agreement for the grant of the award or reserved for later determination. The treatment of Performance Share Units under the Firefly
2023 Incentive Plan upon a participant?s termination of employment with or service to Firefly is set forth in the applicable award agreement or the Firefly 2023 Incentive Plan, but in no event can Performance Share Units terminate more than one year following the participant?s termination.

Certain Adjustments; Corporate Reorganization Events. In the event of any corporate event or transaction (collectively, a ?Corporate
Reorganization?) (including, but not limited to, a change in the shares or the capitalization of Firefly) such as a merger, arrangement, amalgamation, consolidation, reorganization, recapitalization, separation, stock dividend, extraordinary dividend, stock split, reverse stock split, split up, spin-off or other distribution of stock or property of Firefly, combination of securities, exchange of securities, dividend in kind, or other like change in capital structure or distribution (other than normal cash dividends) to stockholders of Firefly, or any similar corporate event or transaction, the Committee shall make or provide for such adjustments or substitutions, as applicable, in the number and kind of shares that may be issued under the Firefly 2023 Incentive Plan, the number and kind of shares subject to outstanding awards, the option price or grant price applicable to outstanding awards, the limit on issuing awards other than options granted with an option price equal to at least the fair market value of a share on the date of grant or SARs with a grant price equal to at least the fair market value of a share on the date of grant, and any other value determinations applicable to outstanding awards or to the Firefly 2023 Incentive Plan, as are equitably necessary to prevent dilution or enlargement of participants? rights under the Firefly
2023 Incentive Plan that otherwise would result from such corporate event or transaction. In connection with a Corporate
Reorganization, the Committee shall have the discretion to permit a holder of options to purchase (at the times, for the consideration, and subject to the terms and conditions set out in the Firefly 2023 Incentive Plan and the applicable award agreement) and the holder will then accept on the exercise of such option, in lieu of the shares that such holder would otherwise have been entitled to purchase, the kind and amount of shares or other securities or property that such holder would have been entitled to receive as a result of the
Corporate Reorganization if, on the effective date thereof, that holder had owned all shares that were subject to the option. Such adjustments shall be made automatically, without the necessity of Committee action, on the customary arithmetical basis in the case of any stock split, including a stock split effected by means of a stock dividend, and in the case of any other dividend paid in shares.

The Committee shall also make appropriate adjustments in the terms of any awards under the Firefly 2023 Incentive Plan as are equitably necessary to reflect such Corporate Reorganization and may modify any other terms of outstanding awards, including modifications of performance criteria and changes in the length of performance periods. The determination of the Committee as to the foregoing adjustments, if any, shall be conclusive and binding on participants under the Firefly 2023 Incentive Plan, provided that any such adjustments must comply with Section 409A of the Code with respect to any U.S. participants. Subject to the Firefly 2023
Incentive Plan and any applicable law or regulatory requirement, without affecting the number of shares reserved or available hereunder, the Committee may authorize the issuance, assumption, substitution or conversion of awards under the Firefly 2023
Incentive Plan in connection with any Corporate Reorganization, upon such terms and conditions as it may deem appropriate.
Additionally, the Committee may amend the 2024 Plan, or adopt supplements to the Firefly 2023 Incentive Plan, in such manner as it deems appropriate to provide for such issuance, assumption, substitution or conversion as provided in the previous sentence.

82

Amendment, Termination. The Firefly board at any time, and from time to time, may amend or suspend any provision of an award or the Firefly 2023 Incentive Plan, or terminate the Firefly 2023 Incentive Plan, subject to those provisions that require the approval of security holders or any governmental or regulatory body regardless of whether any such amendment or suspension is material, fundamental or otherwise, and notwithstanding any rule of common law or equity to the contrary.

Firefly Neuroscience, Inc. 2024 Long-Term Incentive Plan

Prior to the consummation of the Merger, at a special meeting of WaveDancer?s stockholders on March 14, 2024, the stockholders of
WaveDancer considered and approved the WaveDancer 2024 Long-Term Incentive Plan (the ?WaveDancer Incentive Plan?). The
WaveDancer Incentive Plan was previously approved and adopted, subject to stockholder approval, by the WaveDancer Board on
February 1, 2024. On the Closing Date and following the consummation of the Merger, the Board approved the adoption of the
WaveDancer Incentive Plan and to change the name of the WaveDancer Incentive Plan to the Firefly Neuroscience, Inc. 2024 Long-
Term Incentive Plan.

Purpose. The purpose of the 2024 Plan is to enable us to remain competitive and innovative in our ability to attract and retain the services of our key employees, key contractors, and non-employee directors of Firefly or any of our subsidiaries. The 2024 Plan provides for the granting of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards, and other awards, which may be granted singly, in combination, or in tandem, and which may be paid in cash or shares of our Common Stock. The 2024 Plan is expected to provide flexibility to our compensation methods in order to adapt the compensation of our key employees, key contractors, and non-employee directors to a changing business environment, after giving due consideration to competitive conditions and the impact of applicable tax laws.

2024 Plan Effective Date and Expiration. The 2024 Plan was approved by our board of directors on February 1, 2024, subject to the
2024 Plan?s approval by our stockholders, and will become effective on the date of such approval (the ?2024 Plan Effective Date?).
The 2024 Plan will terminate on the tenth anniversary of the 2024 Plan Effective Date, unless sooner terminated by our board of directors. No awards may be made under the 2024 Plan after its termination date, but awards made prior to the termination date may extend beyond that date in accordance with their terms.

Share Authorization. Subject to certain adjustments, the number of shares of our Common Stock that are reserved for issuance pursuant to awards under the 2024 Plan is eight hundred thirty-three thousand three hundred thirty-three (833,333) shares, 100% of which may be delivered as incentive stock options. Shares to be issued may be made available from authorized but unissued shares of our Common Stock, shares held by us in our treasury, or shares purchased by us on the open market or otherwise. During the term of the 2024 Plan, we will at all times reserve and keep enough shares available to satisfy the requirements of the 2024 Plan. If an award under the 2024 Plan is cancelled, forfeited, or expires, in whole or in part, the shares subject to such forfeited, expired, or cancelled award may again be awarded under the 2024 Plan. Awards that may be satisfied either by the issuance of Common Stock or by cash or other consideration shall be counted against the maximum number of shares that may be issued under the 2024 Plan only during the period that the award is outstanding or to the extent the award is ultimately satisfied by the issuance of shares. An award will not reduce the number of shares that may be issued pursuant to the 2024 Plan if the settlement of the award will not require the issuance of shares, as, for example, a stock appreciation right that can be satisfied only by the payment of cash. Shares of Common Stock that are otherwise deliverable pursuant to an award under the 2024 Plan that are withheld in payment of the option price of an option or for payment of applicable employment taxes and/or withholding obligations resulting from the award shall be treated as delivered to the award recipient and shall be counted against the maximum number of shares of our Common Stock that may be issued under the 2024
Plan. Only shares forfeited back to us or cancelled on account of termination, expiration, or lapse of an award shall again be available for grant of incentive stock options under the 2024 Plan but shall not increase the maximum number of shares described above as the maximum number of shares of our Common Stock that may be delivered pursuant to incentive stock options.

Administration. Subject to the terms of the 2024 Plan, the 2024 Plan shall be administered by the Board or such committee of the
Board of Directors as is designated by the Board of Directors to administer the 2024 Plan (the ?Committee?). Membership on the
Committee shall be limited to ?non-employee directors? in accordance with Rule 16b-3 under the Securities Exchange Act of 1934, as amended. The Committee may delegate certain duties to one or more officers as provided in the 2024 Plan. The Committee will determine the persons to whom awards are to be made, determine the type, size and terms of awards, interpret the 2024 Plan, establish and revise rules and regulations relating to the 2024 Plan and make any other determinations that it believes necessary for the administration of the 2024 Plan.

Eligibility. Employees (including any employee who is also a director or an officer), contractors, and non-employee directors of
Firefly or any of our subsidiaries, whose judgment, initiative, and efforts contributed to or may be expected to contribute to our successful performance, are eligible to participate in the 2024 Plan. As of the date of this prospectus, we have seven full time employees and six contractors who would be eligible for awards under the 2024 Plan.

83

Stock Options. The Committee may grant either incentive stock options (?ISOs?) qualifying under Section 422 of the Internal Revenue
Code of 1986, as amended (the ?Code?), or nonqualified stock options, provided that only employees of Firefly and our subsidiaries
(excluding subsidiaries that are not corporations) are eligible to receive ISOs. Stock options may not be granted with an option price less than 100% of the fair market value of a share of Common Stock on the date the stock option is granted. If an ISO is granted to an employee who owns or is deemed to own more than 10% of the combined voting power of all classes of our stock (or of any parent or subsidiary), the option price shall be at least 110% of the fair market value of a share of Common Stock on the date of grant. The
Committee will determine the terms of each stock option at the time of grant, including, without limitation, the methods by or forms in which shares will be delivered to participants or registered in their names. The maximum term of each option, the times at which each option will be exercisable, and provisions requiring forfeiture of unexercised options at or following termination of employment or service generally are fixed by the Committee, except that the Committee may not grant stock options with a term exceeding 10 years or, in the case of an ISO granted to an employee who owns or is deemed to own more than 10% of the combined voting power of all classes of our stock (or of any parent or subsidiary), a term exceeding five years.

Recipients of stock options may pay the option price (i) in cash, check, bank draft, or money order payable to the order of Firefly; (ii)
by delivering to us shares of our Common Stock (included restricted stock) already owned by the participant having a fair market value equal to the aggregate option price and that the participant has not acquired from us within six months prior to the exercise date;
(iii) by delivering to us or our designated agent an executed irrevocable option exercise form, together with irrevocable instructions from the participant to a broker or dealer, reasonably acceptable to us, to sell certain of the shares purchased upon the exercise of the option or to pledge such shares to the broker as collateral for a loan from the broker and to deliver to us the amount of sale or loan proceeds necessary to pay the purchase price; (iv) by requesting us to withhold the number of shares otherwise deliverable upon exercise of the stock option by the number of shares having an aggregate fair market value equal to the aggregate option price at the time of exercise (i.e., a cashless net exercise); and (v) by any other form of valid consideration that is acceptable to the Committee in its sole discretion. No dividends or dividend equivalent rights may be paid or granted with respect to any stock options granted under the 2024 Plan.

Stock Appreciation Rights. The Committee is authorized to grant stock appreciation rights (?SARs?) as a stand-alone award, or freestanding SARs, or in conjunction with options granted under the 2024 Plan, or tandem SARs. SARs entitle a participant to receive an amount equal to the excess of the fair market value of a share of Common Stock on the date of exercise over the fair market value of a share of our Common Stock on the date of grant. The exercise price of a SAR cannot be less than 100% of the fair market value of a share of our Common Stock on the date of grant. The Committee will determine the terms of each SAR at the time of the grant, including, without limitation, the methods by or forms in which shares will be delivered to participants or registered in their names.
The maximum term of each SAR, the times at which each SAR will be exercisable, and provisions requiring forfeiture of unexercised
SARs at or following termination of employment or service generally are fixed by the Committee, except that no freestanding SAR may have a term exceeding 10 years and no tandem SAR may have a term exceeding the term of the option granted in conjunction with the tandem SAR. Distributions to the recipient may be made in Common Stock, cash, or a combination of both as determined by the Committee. No dividends or dividend equivalent rights may be paid or granted with respect to any SARs granted under the 2024
Plan.

Restricted Stock and Restricted Stock Units. The Committee is authorized to grant restricted stock and restricted stock units. Restricted stock consists of shares of our Common Stock that may not be sold, assigned, transferred, pledged, hypothecated, encumbered, or otherwise disposed of, and that may be forfeited in the event of certain terminations of employment or service, prior to the end of a restricted period as specified by the Committee. Restricted stock units are the right to receive shares of Common Stock at a future date in accordance with the terms of such grant upon the attainment of certain conditions specified by the Committee, which include a substantial risk of forfeiture and restrictions on their sale or other transfer by the participant. The Committee determines the eligible participants to whom, and the time or times at which, grants of restricted stock or restricted stock units will be made; the number of shares or units to be granted; the price to be paid, if any; the time or times within which the shares covered by such grants will be subject to forfeiture; the time or times at which the restrictions will terminate; and all other terms and conditions of the grants.
Restrictions or conditions could include, but are not limited to, the attainment of performance goals (as described below), continuous service with us, the passage of time, or other restrictions and conditions. Except as otherwise provided in the 2024 Plan or the applicable award agreement, a participant shall have, with respect to shares of restricted stock, all of the rights of a stockholder of
Firefly holding the class of Common Stock that is the subject of the restricted stock, including, if applicable, the right to vote the
Common Stock and the right to receive any dividends thereon.

Performance Awards. The Committee may grant performance awards payable at the end of a specified performance period in cash, shares of Common Stock, units, or other rights based upon, payable in, or otherwise related to our Common Stock. Payment will be contingent upon achieving pre-established performance goals (as discussed below) by the end of the applicable performance period.
The Committee will determine the length of the performance period, the maximum payment value of an award, and the minimum performance goals required before payment will be made, so long as such provisions are not inconsistent with the terms of the 2024
Plan and, to the extent an award is subject to Section 409A of the Code, are in compliance with the applicable requirements of Section
409A of the Code and any applicable regulations or guidance. In certain circumstances, the Committee may, in its discretion, determine that the amount payable with respect to certain performance awards will be reduced from the maximum amount of any potential awards. If the Committee determines, in its sole discretion, that the established performance measures or objectives are no longer suitable because of a change in our business, operations, corporate structure, or for other reasons that the Committee deems satisfactory, the Committee may modify the performance measures or objectives and/or the performance period.

84

Performance Goals. Awards (whether relating to cash or Common Stock) under the 2024 Plan may be made subject to the attainment of performance goals relating to one or more business criteria, and may consist of one or more or any combination of the following criteria: cash flow; cost; revenues; sales; ratio of debt to debt plus equity; net borrowing, credit quality or debt ratings; profit before tax; economic profit; earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; gross margin;
earnings per share (whether on a pre-tax, after-tax, operational or other basis); operating earnings; capital expenditures; expenses or expense levels; economic value added; ratio of operating earnings to capital spending or any other operating ratios; free cash flow; net profit; net sales; net asset value per share; the accomplishment of mergers, acquisitions, dispositions, public offerings or similar extraordinary business transactions; sales growth; price of our Common Stock; return on assets, equity or stockholders? equity; market share; inventory levels, inventory turn or shrinkage; total return to stockholders; or any other criteria determined by the Committee
(?Performance Criteria?). Any Performance Criteria may be used to measure the performance of Firefly as a whole or any business unit of Firefly and may be measured relative to a peer group or index. Any Performance Criteria may include or exclude (i) events that are of an unusual nature or indicate infrequency of occurrence, (ii) gains or losses on the disposition of a business, (iii) changes in tax or accounting regulations or laws, (iv) the effect of a merger or acquisition, as identified in our quarterly and annual earnings releases, or (v) other similar occurrences. In all other respects, Performance Criteria shall be calculated in accordance with our financial statements, under generally accepted accounting principles, or under a methodology established by the Committee prior to the issuance of an award which is consistently applied and identified in the audited financial statements, including footnotes, or the
Compensation Discussion and Analysis section of our annual report.

Other Awards. The Committee may grant other forms of awards, based upon, payable in, or that otherwise relate to, in whole or in part, shares of our Common Stock, if the Committee determines that such other form of award is consistent with the purpose and restrictions of the 2024 Plan. The terms and conditions of such other form of award shall be specified in the grant. Such other awards may be granted for no cash consideration, for such minimum consideration as may be required by applicable law, or for such other consideration as may be specified in the grant.

Vesting of Awards, Forfeiture, Assignment. The Committee, in its sole discretion, may determine that an award will be immediately vested, in whole or in part, or that all or any portion may not be vested until a date, or dates, subsequent to its date of grant, or until the occurrence of one or more specified events, subject in any case to the terms of the 2024 Plan. If the Committee imposes conditions upon vesting, then, subsequent to the date of grant, the Committee may, in its sole discretion, accelerate the date on which all or any portion of the award may be vested.

The Committee may impose on any award at the time of grant or thereafter, such additional terms and conditions as the Committee determines, including terms requiring forfeiture of awards in the event of a participant?s termination of employment or service. The
Committee will specify the circumstances on which performance awards may be forfeited in the event of a termination of service by a participant prior to the end of a performance period or settlement of awards. Except as otherwise determined by the Committee, restricted stock will be forfeited upon a participant?s termination of employment or service during the applicable restriction period. In addition, we may recoup all or any portion of any shares or cash paid to a participant in connection with any award in the event of a restatement of our financial statements as set forth in our Clawback Policy, if any, as such policy may be approved or modified by our board of directors from time to time.

Awards granted under the 2024 Plan generally are not assignable or transferable except by will or by the laws of descent and distribution, except that the Committee may, in its discretion and pursuant to the terms of an award agreement, permit transfers of awards to (i) the spouse (or former spouse), children, or grandchildren of the participant (?Immediate Family Members?); (ii) a trust or trusts for the exclusive benefit of such Immediate Family Members; (iii) a partnership in which the only partners are (a) such
Immediate Family Members and/or (b) entities which are controlled by the participant and/or his or her Immediate Family Members;
(iv) an entity exempt from federal income tax pursuant to Section 501(c)(3) of the Code or any successor provision; or (v) a split interest trust or pooled income fund described in Section 2522(c)(2) of the Code or any successor provision, provided that (x) there shall be no consideration for any such transfer, (y) the applicable award agreement pursuant to which such awards are granted must be approved by the Committee and must expressly provide for such transferability, and (z) subsequent transfers of awards shall be prohibited except those by will or the laws of descent and distribution.

Adjustments Upon Changes in Capitalization. In the event that any dividend or other distribution (whether in the form of cash, shares of our Common Stock, other securities or other property), recapitalization, stock split, reverse stock split, rights offering, reorganization, merger, consolidation, split-up, spin-off, split-off, combination, subdivision, repurchase, or exchange of shares of
Common Stock or other securities, issuance of warrants or other rights to purchase shares of Common Stock or other securities, or other similar corporate transaction or event affects the fair value of an award, then the Committee shall adjust any or all of the following so that the fair value of the award immediately after the transaction or event is equal to the fair value of the award immediately prior to the transaction or event: (i) the number of shares and type of Common Stock (or the securities or property) which thereafter may be made the subject of awards; (ii) the number of shares and type of Common Stock (or other securities or property)
subject to outstanding awards; (iii) the option price of each outstanding stock option; (iv) the amount, if any, we pay for forfeited shares in accordance with the terms of the 2024 Plan; and (v) the number of or exercise price of shares then subject to outstanding
SARs previously granted and unexercised under the 2024 Plan, to the end that the same proportion of our issued and outstanding shares of Common Stock in each instance shall remain subject to exercise at the same aggregate exercise price; provided, however, that the number of shares of Common Stock (or other securities or property) subject to any award shall always be a whole number.
Notwithstanding the foregoing, no such adjustment shall be made or authorized to the extent that such adjustment would cause the
2024 Plan or any stock option to violate Section 422 of the Code or Section 409A of the Code. All such adjustments must be made in accordance with the rules of any securities exchange, stock market, or stock quotation system to which we are subject.

85

Amendment or Discontinuance of the 2024 Plan. Our board of directors may, at any time and from time to time, without the consent of participants, alter, amend, revise, suspend, or discontinue the 2024 Plan in whole or in part; provided, however, that (i) no amendment that requires stockholder approval in order for the 2024 Plan and any awards under the 2024 Plan to continue to comply with Sections
421 and 422 of the Code (including any successors to such sections or other applicable law) or any applicable requirements of any securities exchange or inter-dealer quotation system on which our stock is listed or traded, shall be effective unless such amendment is approved by the requisite vote of our stockholders entitled to vote on the amendment; and (ii) unless required by law, no action by our board of directors regarding amendment or discontinuance of the 2024 Plan may adversely affect any rights of any participants or obligations to any participants with respect to any outstanding awards under the 2024 Plan without the consent of the affected participant.

No Repricing of Stock Options or SARs. The Committee may not ?reprice? any stock option or SAR without stockholder approval. For purposes of the 2024 Plan, ?reprice? means any of the following or any other action that has the same effect: (i) amending a stock option or SAR to reduce its exercise price or base price, (ii) canceling a stock option or SAR at a time when its exercise price or base price exceeds the fair market value of a share of Common Stock in exchange for cash or a stock option, SAR, award of restricted stock or other equity award, or (iii) taking any other action that is treated as a repricing under generally accepted accounting principles, provided that nothing shall prevent the Committee from (x) making adjustments to awards upon changes in capitalization; (y)
exchanging or cancelling awards upon a merger, consolidation, or recapitalization, or (z) substituting awards for awards granted by other entities, to the extent permitted by the 2024 Plan.

Recoupment for Restatements. The Committee may recoup all or any portion of any shares or cash paid to a participant in connection with an award, in the event of a restatement of our financial statements as set forth in our Clawback Policy, if any, approved by the
Board from time to time.

Clawback Policy

On August 12, 2024, our board of directors adopted a Clawback Policy in accordance with applicable Nasdaq rules (the ?Clawback
Policy?). The Clawback Policy provides that we will recover reasonably promptly the amount of erroneously awarded incentive-based compensation to any current or former executive officers in the event that the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.  A copy of the Clawback Policy is filed as Exhibit 97.1 to this registration statement.

Pursuant to Rule 10D-1(b) of the Exchange Act, Nasdaq Listing Rule 5608, and the Clawback Policy, the Company conducted a recovery analysis of incentive-based compensation received by its executive officers and that was subject to recovery, to ascertain whether any adjustments were required as a result of the error corrections to the Company?s financial results during the year that are described in Note B to the financial statements included in this registration statement. The recovery analysis concluded that no adjustments to executive compensation were required because the error corrections did not impact any of the measures by which the
Company compensated its executives with respect to the compensation received by its executive officers and subject to recovery.

Federal Income Tax Consequences

The following is a brief summary of certain federal income tax consequences relating to the transactions described under the 2024
Plan as set forth below. This summary does not purport to address all aspects of federal income taxation and does not describe any potential state, local, or foreign tax consequences. This discussion is based upon provisions of the Code and the applicable treasury regulations issued thereunder, and judicial and administrative interpretations under the Code and treasury regulations, all as in effect as of the date hereof, and all of which are subject to change (possibly on a retroactive basis) or different interpretation.

Law Affecting Deferred Compensation. In 2004, Section 409A was added to the Code to regulate all types of deferred compensation.
If the requirements of Section 409A of the Code are not satisfied, deferred compensation and earnings thereon will be subject to tax as it vests, plus an interest charge at the underpayment rate plus 1% and a 20% penalty tax. Certain performance awards, stock options,
SARs, restricted stock units, and certain types of restricted stock are subject to Section 409A of the Code.

Incentive Stock Options. A participant will not recognize income at the time an ISO is granted. When a participant exercises an ISO, a participant also generally will not be required to recognize income (either as ordinary income or capital gain). However, to the extent that the fair market value (determined as of the date of grant) of the shares with respect to which the participant?s ISOs are exercisable for the first time during any year exceeds $100,000, the ISOs for the shares over $100,000 will be treated as nonqualified stock options, and not ISOs, for federal tax purposes, and the participant will recognize income as if the ISOs were nonqualified stock options. In addition to the foregoing, if the fair market value of the shares received upon exercise of an ISO exceeds the option price, then the excess may be deemed a tax preference adjustment for purposes of the federal alternative minimum tax calculation. The federal alternative minimum tax may produce significant tax repercussions depending upon the participant?s particular tax status.

86

The tax treatment of any shares acquired by exercise of an ISO will depend upon whether the participant disposes of his or her shares prior to the later of: (i) two years after the date the ISO was granted or (ii) one year after the shares were transferred to the participant
(referred to as the ?Holding Period?). If a participant disposes of shares acquired by exercise of an ISO after the expiration of the
Holding Period, any amount received in excess of the participant?s tax basis for such shares will be treated as a short-term or long-
term capital gain, depending upon how long the participant has held the shares. If the amount received is less than the participant?s tax basis for such shares, the loss will be treated as a short-term or long-term capital loss, depending upon how long the participant has held the shares. If the participant disposes of shares acquired by exercise of an ISO prior to the expiration of the Holding Period, the disposition will be considered a ?disqualifying disposition.? If the amount received for the shares is greater than the fair market value of the shares on the exercise date, then the difference between the ISO?s option price and the fair market value of the shares at the time of exercise will be treated as ordinary income for the tax year in which the ?disqualifying disposition? occurs. The participant?s basis in the shares will be increased by an amount equal to the amount treated as ordinary income due to such ?disqualifying disposition.? In addition, the amount received in such ?disqualifying disposition? over the participant?s increased basis in the shares will be treated as capital gain. However, if the price received for shares acquired by exercise of an ISO is less than the fair market value of the shares on the exercise date and the disposition is a transaction in which the participant sustains a loss which otherwise would be recognizable under the Code, then the amount of ordinary income that the participant will recognize is the excess, if any, of the amount realized on the ?disqualifying disposition? over the basis of the shares.

Nonqualified Stock Options. A participant generally will not recognize income at the time a nonqualified stock option is granted.
When a participant exercises a nonqualified stock option, the difference between the option price and any higher market value of the shares of Common Stock on the date of exercise will be treated as compensation taxable as ordinary income to the participant. The participant?s tax basis for the shares acquired under a nonqualified stock option will be equal to the option price paid for such shares, plus any amounts included in the participant?s income as compensation. When a participant disposes of shares acquired by exercise of a nonqualified stock option, any amount received in excess of the participant?s tax basis for such shares will be treated as short-term or long-term capital gain, depending upon how long the participant has held the shares. If the amount received is less than the participant?s tax basis for such shares, the loss will be treated as a short-term or long-term capital loss, depending upon how long the participant has held the shares.

Special Rule if Option Price is Paid for in Shares. If a participant pays the option price of a nonqualified stock option with previously-
owned shares of our Common Stock and the transaction is not a disqualifying disposition of shares previously acquired under an ISO, the shares received equal to the number of shares surrendered are treated as having been received in a tax-free exchange. The participant?s tax basis and holding period for these shares received will be equal to the participant?s tax basis and holding period for the shares surrendered. The shares received in excess of the number of shares surrendered will be treated as compensation taxable as ordinary income to the participant to the extent of their fair market value. The participant?s tax basis in these shares will be equal to their fair market value on the date of exercise, and the participant?s holding period for such shares will begin on the date of exercise.

If the use of previously acquired shares to pay the option price of a nonqualified stock option constitutes a disqualifying disposition of shares previously acquired under an ISO, the participant will have ordinary income as a result of the disqualifying disposition in an amount equal to the excess of the fair market value of the shares surrendered, determined at the time such shares were originally acquired on exercise of the ISO, over the aggregate option price paid for such shares. As discussed above, a disqualifying disposition of shares previously acquired under an ISO occurs when the participant disposes of such shares before the end of the Holding Period.
The other tax results from paying the option price with previously-owned shares are as described above, except that the participant?s tax basis in the shares that are treated as having been received in a tax-free exchange will be increased by the amount of ordinary income recognized by the participant as a result of the disqualifying disposition.

Restricted Stock. A participant who receives restricted stock generally will recognize as ordinary income the excess, if any, of the fair market value of the shares granted as restricted stock at such time as the shares are no longer subject to forfeiture or restrictions, over the amount paid, if any, by the participant for such shares. However, a participant who receives restricted stock may make an election under Section 83(b) of the Code within 30 days of the date of transfer of the shares to recognize ordinary income on the date of transfer of the shares equal to the excess of the fair market value of such shares (determined without regard to the restrictions on such shares) over the purchase price, if any, of such shares. If a participant does not make an election under Section 83(b) of the Code, then the participant will recognize as ordinary income any dividends received with respect to such shares. At the time of sale of such shares, any gain or loss realized by the participant will be treated as either short-term or long-term capital gain (or loss) depending on the holding period. For purposes of determining any gain or loss realized, the participant?s tax basis will be the amount previously taxable as ordinary income, plus the purchase price paid by the participant, if any, for such shares.

Stock Appreciation Rights. Generally, a participant who receives a stand-alone SAR will not recognize taxable income at the time the stand-alone SAR is granted, provided that the SAR is exempt from or complies with Section 409A of the Code. If a participant receives the appreciation inherent in the SARs in cash, the cash will be taxed as ordinary income to the recipient at the time it is received. If a recipient receives the appreciation inherent in the SARs in stock, the spread between the then current market value and the exercise price, if any, will be taxed as ordinary income to the participant at the time it is received.

87

Other Awards. In the case of an award of restricted stock units, performance awards, or other stock or cash awards, the recipient will generally recognize ordinary income in an amount equal to any cash received and the fair market value of any shares received on the date of payment or delivery, provided that the award is exempt from or complies with Section 409A of the Code. In that taxable year, we will receive a federal income tax deduction in an amount equal to the ordinary income which the participant has recognized.

Federal Tax Withholding. Any ordinary income realized by a participant upon the granting, vesting, exercise, or conversion of an award under the 2024 Plan, as applicable, is subject to withholding of applicable federal, state, and local income tax and to withholding of the participant?s share of any tax under the Federal Insurance Contribution Act and the Federal Unemployment Tax
Act. To satisfy our federal income tax withholding requirements, we will have the right to require, as a condition to delivery of any certificate for shares of our Common Stock or the registration of the shares in the participant?s name, that the participant remit to us an amount sufficient to satisfy those withholding requirements. Alternatively, we may withhold a portion of the shares (valued at fair market value) that otherwise would be issued to the participant to satisfy all or part of the withholding tax obligations or may, if we consent, accept delivery of shares (that the participant has not acquired from us within six months prior to the date of exercise) with an aggregate fair market value that equals or exceeds the required tax withholding payment. Withholding does not represent an increase in the participant?s total income tax obligation since it is fully credited toward his or her tax liability for the year. Additionally, withholding does not affect the participant?s tax basis in the shares. Compensation income realized and tax withheld will be reflected on Forms W-2 supplied by us to employees no later than January 31 of the succeeding year. Deferred compensation that is subject to
Section 409A of the Code will be subject to certain federal income tax withholding and reporting requirements.

Tax Consequences to Us. To the extent that a participant recognizes ordinary income in the circumstances described above, we will be entitled to a corresponding deduction provided that, among other things, the income meets the test of reasonableness, is an ordinary and necessary business expense, is not an ?excess parachute payment? within the meaning of Section 280G of the Code, and is not disallowed by the $1,000,000 limitation on certain executive compensation under Section 162(m) of the Code discussed below. While deductibility of executive compensation for federal income tax purposes is among the factors the Board and Committee considers when structuring executive compensation arrangements, it is not the sole or primary factor considered. We retain the flexibility to authorize compensation that may not be deductible if we believe it is in our best interests.

Million Dollar Deduction Limit and Other Tax Matters. We may not deduct compensation of more than $1,000,000 that is paid to
?covered employees? (as defined in Section 162(m) of the Code), which include (i) an individual (or, in certain circumstances, his or her beneficiaries) who, at any time during the taxable year, is either our principal executive officer or principal financial officer; (ii) an individual who is among our three highest compensated officers for the taxable year (other than an individual who was either our principal executive officer or principal financial officer at any time during the taxable year); or (iii) anyone who was a covered employee for purposes of Section 162(m) of the Code for any tax year beginning on or after January 1, 2017. This limitation on deductions (x) only applies to compensation paid by a publicly-traded corporation (and not compensation paid by non-corporate entities) and (z) may not apply to certain types of compensation, such as qualified performance-based compensation that is payable pursuant to a written, binding contract that was in effect as of November 2, 2017, so long as the contract is not materially modified after that date. To the extent that compensation is payable pursuant to a prior plan award granted on or before November 2, 2017, and if we determine that Section 162(m) of the Code will apply to any such awards, we intend that the terms of those awards will not be materially modified and will be constructed so as to constitute qualified performance-based compensation and, as such, will be exempt from the $1,000,000 limitation on deductible compensation.

If an individual?s rights under the 2024 Plan are accelerated as a result of a change in control and the individual is a ?disqualified individual? under Section 280G of the Code, then the value of any such accelerated rights received by such individual may be included in determining whether or not such individual has received an ?excess parachute payment? under Section 280G of the Code, which could result in (i) the imposition of a 20% federal excise tax (in addition to federal income tax) payable by the individual on the value of such accelerated rights, and (ii) the loss by us of a corresponding compensation deduction on such amounts.

88

Additional Narrative to Director Compensation

The following table sets forth summary information concerning the total compensation earned for each non-employee member of the
Board during the years ended December 31, 2024 and 2023, and is contemplated to continue serving as a director. All compensation paid to Mr. Olsen is reported above under the heading ?Summary Compensation Table,? above.

Name
Year

Salary

Bonus

Stock
Awards

Option
awards
(1)

All other
compensation

Total

David DeCaprio(2)
2023

-

-

-

-

-

-

2024

-

-

-

-

-

-

Greg Lipschitz
2023

-

-

-

-
(6)

-

-

2024

-

-

-

262,119
(6)

-

262,119

Arun Menawat(3)
2023

-

-

-

-

-

-

2024

-

-

-

-

-

-

Brian Posner(4)
2023

-

-

-

-

-

-

2024

-

-

-

-

-

-

Scott Reeves
2023

-

-

-

-
(7)

-

-

2024

-

-

-

34,950
(7)

-

34,950

Stella Vnook(5)
2023

-

-

-

-

-

-

2024

-

-

-

-

-

-

(1)
Amounts reflect the full grant-date fair value of option awards granted during the relevant fiscal year computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. Firefly provides information regarding the assumptions used to calculate the value of all option awards made to its executive officers in the section entitled
?Firefly?s Management?s Discussion and Analysis and Results of Operations? contained elsewhere in this prospectus.

(2)
Mr. DeCaprio has served as a director of the Board since January 2024 and received no compensation in the reported period in his capacity as a director.

(3)
Dr. Menawat has served as a director of the Board since August 12, 2024, and received no compensation in the reported period in his capacity as a director.

(4)
Mr. Posner has served as a director of the Board since August 12, 2024, and received no compensation in the reported period in his capacity as a director.

(3)
Mr. DeCaprio has served as a director of the Board since January 2024 and received no compensation in the reported period in his capacity as a director.

(4)
Dr. Menawat has served as a director of the Board since August 12, 2024, and received no compensation in the reported period in his capacity as a director.

(5)
Ms. Vnook has served as a director of the Board since January 2024 and received no compensation in the reported period in her capacity as a director.

(6)
Consists of a grant of options to purchase 55,183 (post merger) shares of Firefly Common Stock made to 2686255 Ontario
Inc., an entity controlled by Mr. Lipschitz, on July 8, 2023, of which 27,694 are currently exercisable.

(7)
Cnsists of a grant of options to purchase 7,358 (post merger) shares of Firefly Common Stock made to Mr. Reeves on July 8,
2023, of which 3,693 are currently exercisable. In August 2024, immediately prior to the consummation of the Merger, Mr.
Reeves resigned as a member of the Board and all committees thereto.

Narrative Disclosure to Director Compensation Table

During the periods covered by the table above, our non-employee directors received no monetary compensation for their service as directors during such periods. The directors? compensation in the form of option awards is reported above.

89

DESCRIPTION OF CAPITAL STOCK

The following summary of the material terms of our capital stock is not intended to be a complete summary of the rights and preferences of such securities. The full text of the Amended and Restated Certificate of Incorporation and Amended and Restated
Bylaws of Firefly Neuroscience, Inc. are included as exhibits to the registration statement of which this prospectus forms a part. You are encouraged to read the applicable provisions of Delaware law, the Charter and Bylaws in their entirety for a complete description of the rights and preferences of our securities.

The following summary of the material terms of our securities is not intended to be a complete summary of the rights and preferences of such securities. The descriptions below are qualified by reference to the actual text of the Charter. We urge you to read the Charter and Bylaws in their entirety for a complete description of the rights and preferences of our securities.

Authorized and Outstanding Stock

Our authorized capital stock consists of 101,000,000 shares of capital stock, consisting of (i) 100,000,000 shares of Common Stock, par value $0.0001 per share and (ii) 1,000,000 shares of preferred stock, par value $0.0001 per share (?Preferred Stock?).

As of June 23, 2025, there are 13,226,557 shares of Common Stock outstanding and no shares of Preferred Stock outstanding.

Common Stock

Dividend Rights

Pursuant to the Bylaws, dividends upon the capital stock, subject to applicable law, if any, may be declared by the board of directors.
Dividends may be paid in cash, in property, or in shares of capital stock or other securities, subject to the provisions of applicable law.

Voting Rights

Each outstanding share of Common Stock shall entitle the holder thereof to one vote on each matter properly submitted to the stockholders for their vote; provided, however, that, except as otherwise required by applicable law, holders of Common Stock shall not be entitled to vote on any amendment to the Charter (including any certificate of designation filed with respect to any series of
Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series of Preferred Stock are entitled, either separately or together as a class with the holders of one or more other such series of
Preferred Stock, to vote thereon pursuant to applicable law or the Charter (including any certificate of designation filed with respect to any series of Preferred Stock).

No Preemptive or Similar Rights

Holders of our Common Stock do not have preemptive rights, and our Common Stock is not convertible or redeemable.

Right to Receive Liquidation Distributions

Subject to the prior or equal rights, if any, of the holders of shares of any series of Preferred Stock duly created hereafter, the holders of Common Stock shall be entitled (in the event of any dissolution. liquidation or winding-up, whether voluntary or involuntary
(sometimes referred to herein as a liquidation), after payment or provision for payment of the debts and other liabilities, to receive our remaining assets, ratably according to the number of shares of Common Stock held.

Preferred Stock

The Charter authorizes the board of directors to provide for the issue of all or any of the unissued and undesignated shares of the
Preferred Stock, in one or more series, and to fix the number of shares of such series and to determine or alter for each such series, such voting powers, full or limited, or no voting powers, and such designation, preferences, and relative, participating, optional, or other rights and such qualifications, limitations, or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the board of directors providing for the issuance of such shares and as may be permitted by the Delaware General
Corporation Law (?DGCL?).

Following the consummation of the Merger, we have no shares of Preferred Stock outstanding.

90

Warrants

Legacy WaveDancer Warrants

The following warrants were issued by WaveDancer prior to the consummation of the Merger.

August 2021 Warrants

On August 26, 2021, WaveDancer sold 140,000 shares of its Common Stock, and for each share purchased, purchasers were issued a warrant granting the right to purchase an additional share of Common Stock at a price of $30.00 per share, with the warrants expiring on August 31, 2026. 140,000 shares of Common Stock issuable upon exercise of warrants in connection with the offering have been reserved for issuance.

Series A Warrants

On December 10, 2021, WaveDancer sold in a private placement offering from which it raised aggregate gross proceeds of
$10,000,000, 328,987 units resulting in the issuance of a like number of shares of Common Stock and 65,802 Series A warrants exercisable for a like number of shares of Common Stock. The warrants are exercisable at a price of $45.00 per share, with the warrants exercisable from January 1, 2023, through December 31, 2026. If the shares underlying the warrants are not registered when the warrants become exercisable, the warrants can be exercised on a cashless basis. The warrants are subject to redemption at a price of $0.01 per warrant, if commencing January 1, 2024, the volume weighted average price per share for 10 consecutive trading days equals or exceeds $125.00. WaveDancer reserves the right to require the warrants to be exercised on a cashless basis following any notice of redemption.

Legacy Firefly Warrants

At the effective time of the Merger, each holder of a Firefly warrant shall be entitled to receive (and such holder shall accept) upon the exercise of such holder?s warrants, in lieu of Firefly Common Stock to which such holder was theretofore entitled upon such exercise, and for the same aggregate consideration payable therefor, that number of shares of WaveDancer common stock which the holder would have been entitled to receive as a result of the merger if, immediately prior to the effective time of the merger, such holder had been the registered holder of the number of shares of Firefly Common Stock to which such holder would have been entitled if such holder had exercised such holder?s warrants immediately prior to the effective time of the merger. Each Firefly warrant shall continue to be governed by and be subject to the terms of the applicable warrant following the effective time of the merger.

The following is a description of the material terms of the classes of warrants following the consummation of the Merger. However, share amounts underlying the warrants and related exercise price disclosed below do not reflect the application of the Exchange Ratio, which is necessary to determine the number of shares of WaveDancer Common Stock which the holder would be entitled to receive as a result of the Merger.

July 2022 Warrants

On July 5, 2022, Firefly issued to certain holders warrants to purchase up to an aggregate of 185,149 shares of Common Stock (the
?July 2022 Warrants?). The July 2022 Warrants have an exercise price of $3.00 per share (subject to adjustment in accordance with the terms of the July 2022 Warrants), are exercisable immediately upon issuance and expire on July 4, 2025, on 4:30 p.m. (Toronto time).

August 2022 Warrant

On August 15, 2022, Firefly issued to a certain holder a warrant to purchase up to 13,333 shares of Common Stock (the ?August 2022
Warrant?). The August 2022 Warrant has an exercise price $3.00 per share (subject to adjustment in accordance with the terms of the
August 2022 Warrant), is exercisable immediately upon issuance and expires on August 15, 2025, at 4:30 p.m. (Toronto time).

February 2023 Amended and Restated Warrants

On February 17, 2023, Firefly issued to a certain holder certain amended and restated warrants, initially issued to such holder on
November 8, 2021 (the ?February 2023 A&R Warrants?), to reflect the 1-for-750 reverse stock split effectuated on November 23,
2022 by Firefly (the ?2022 Reverse Stock Split?) and to adjust the exercise price therein in accordance with the terms of the February
2023 A&R Warrants, among others. The February 2023 A&R Warrants are exercisable for up to an aggregate of 43,333 and 80,000 shares of Common Stock, respectively, each at an exercise price of $0.00473 per share (subject to adjustment in accordance with the terms of the February 2023 A&R Warrants) and expire on February 17, 2026.

91

Amended and Restated Tranche A Warrants

On March 1, 2023, Firefly issued to a certain holders the amended and restated tranche A warrants (the ?Tranche A Warrants?), initially granted to such holders on February 2, 2022, to reflect the 2022 Reverse Stock Split and to adjust the exercise price therein in accordance with the terms of the Tranche A Warrants, among others. The Tranche A Warrants are exercisable for up to an aggregate of 526,749 shares of Common Stock at an exercise price of (x) $0.001 in the event that on or after July 5, 2022, Firefly issues warrants, options and/or convertible debt in exchange for aggregate proceeds of at least $5,000,000 within 18 months thereafter or aggregate proceeds of at least $10,000,000 within three years thereafter, (y) $0.001 in the event that after July 5, 2022, all or substantially all of Firefly?s assets are sold, Firefly completes an initial public offering, including but not limited to by way of a reverse transaction takeover or via other similar ?Sale of the Company? event, or (z) the per share purchase price resulting from the division of $20,000,000 by the total number of duly authorized, validly issued and fully paid and non-assessable shares of Common
Stock of Firefly then outstanding on a fully diluted basis. The Tranche A Warrants are fully vested upon issuance, are exercisable immediately upon issuance and expire on July 5, 2025.

Series A Warrants

On July 15, 2023, Firefly issued to certain holders the Series A warrants to purchase up to an aggregate of 6,048,476 shares of
Common Stock (the ?Series A Warrants?). The Series A Warrants have an exercise price of CAD$0.01 per share (subject to adjustment from time to time in accordance with the terms of the Series A Warrants) and expire on June 15, 2028, at on 4:30 p.m.
(Toronto time). The Series A Warrants are additionally subject to certain vesting events, with the shares of Common Stock issuable upon the exercise of the Series A Warrants vesting, if Firefly is then publicly traded, in two equal installments upon the market capitalization of the Common Stock reaching $100,000,000 and $200,000,000 respectively, each for a period of three consecutive trading days.

Series C Warrants

Between October 17, 2023 and December 21, 2023, the Company issued to certain holders Series C warrants to purchase up to an aggregate of 1,538,132 shares of Common Stock (the ?Series C Warrants?). The Series C Warrants have an exercise price of $2.56 per share (subject to adjustment from time to time in accordance with the terms of the Series C Warrant), is exercisable immediately upon issuance and expires at 4:30 p.m. (New York time) three years following the initial date of issuance.

2024 Pre-Funded Warrants and Private Placement Warrants

The Private Placement Warrants are exercisable immediately upon issuance at an exercise price of $0.71 per share and expire five years from the date of issuance.

The Pre-Funded Warrants were offered in the Private Placement in lieu of shares of Common Stock, and provide that the holder may not exercise any portion of a Pre-Funded Warrant to the extent that immediately prior to or after giving effect to such exercise the holder would own more than 4.99% (or, at the election of the holder, 9.99%) of our outstanding Common Stock immediately following the consummation of the Private Placement. Each Pre-Funded Warrant is exercisable for one share of Common Stock at an exercise price of $0.0001 per share. The Pre-Funded Warrants are immediately exercisable upon issuance and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full.

A holder (together with its affiliates) of the Private Placement Warrants or Pre-Funded Warrants, as the case may be, may not exercise any portion of the Private Placement Warrants or Pre-Funded Warrants, as applicable, to the extent that the holder would own more than 4.99% (or, at the holder?s option upon issuance, 9.99%) of our outstanding Common Stock immediately after exercise, as such percentage ownership is determined in accordance with the terms of the Private Placement Warrants or Pre-Funded Warrants, as
applicable. In lieu of making the cash payment otherwise contemplated to be made to us upon exercise of a Warrant, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of shares of our Common Stock determined according to a formula set forth in the Private Placement Warrants, provided that such cashless exercise shall only be permitted if, at the time of such exercise, there is no effective registration statement registering the resale of shares of our Common Stock underlying the Private Placement Warrants or if the prospectus contained in such registration statement is not available for the resale of shares of our Common Stock underlying the Private Placement Warrants by the Private Placement Warrant holder.

In lieu of making the cash payment otherwise contemplated to be made to us upon exercise of a Pre-Funded Warrant in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of shares of our Common Stock determined according to a formula set forth in the Pre-Funded Warrants.

As of June 23, 2025, all Private Placement Warrants and Pre-Funded Warrants have been fully exercised, and there are no remaining rights or obligations under the Private Placement Warrants of the Pre-Funded Warrants.

March 2025 Units Offering Warrants and the Finder?s Warrants

In connection with the March 2025 Units Offering, as part of the units, we issued March 2025 Units Offering Warrants to the
Subscribers to purchase Common Stock over thirty-six (36) months at an exercise price of $4.00 per share.

In connection with the March 2025 Units Offering, we entered into a finder?s fee agreement with Canaccord, pursuant to which the
Company will pay Canaccord at the closing of the March 2025 Units Offering (i) a payment of up to 7.5% of the gross proceeds raised from subscriptions in the March 2025 Units Offering from persons introduced to the Company by Canaccord, payable in cash; and (ii)
the issuance of the Finder?s Warrant of the Company to Canaccord of up to 7.5% of the March 2025 Units subscribed for by person introduced to the Company by Canaccord. Each Finder?s Warrant will be exercisable to purchase one additional Common Stock at
$4.00 per share for a period of 36 months from the closing of the March 2025 Units Offering.

In connection with the March 2025 Units Offering, we entered into a finder?s fee agreement with Research Capital, pursuant to which the Company will pay Research Capital at the closing of the March 2025 Units Offering (i) a payment of up to 7.5% of the gross proceeds raised from subscriptions in the March 2025 Units Offering from persons introduced to the Company by Research Capital, payable in cash; and (ii) the issuance of the Finder?s Warrant of the Company to Research Capital of up to 7.5% of the March 2025
Units subscribed for by person introduced to the Company by Research Capital. Each Finder?s Warrant will be exercisable to purchase one additional Common Stock at $3.00 per share for a period of 3 years from the date of issuance of such Finder?s Warrant.

Spiro?s Warrant

On March 16, 2024, the Company entered into the Spiro Consulting Agreement with Alex Spiro, pursuant to which Mr. Spiro agreed to provide the Company with certain consulting services, including introductions to potential strategic and capital market partners. As partial consideration for his services, the Company issued to Mr. Spiro the Spiro?s Warrant. The Spiro?s Warrant is exercisable at an exercise price of CDN$0.01 per share and will expire on June 15, 2028. The Spiro?s Warrant vests upon the occurrence of certain performance-based milestones, including the achievement of a market capitalization of $200 million following a public listing or equity financing transaction, or upon a change of control of the Company, as defined in the Spiro Consulting Agreement.

June 2025 Units Offering Pre-Funded Warrant, $3.50 Warrants, and $4.00 Warrants

The June 2025 Pre-Funded Warrant entitles the holder to purchase shares of Common Stock at a nominal exercise price of $0.0001 per share, with the aggregate exercise price (other than the nominal amount) having been pre-funded at the time of issuance. These warrants are exercisable at any time from the initial exercise date until exercised in full, and may be exercised on a cashless basis if there is no effective registration statement covering the issuance of the underlying shares. The warrants are subject to standard anti-
dilution adjustments for stock splits, stock dividends, recapitalizations, and similar corporate events. A beneficial ownership limitation restricts the holder from exercising the warrant to the extent that, after such exercise, the holder (together with its affiliates and certain related parties) would beneficially own more than 4.99% of the outstanding Common Stock, unless the holder elects to increase this limit (up to 9.99%) with at least sixty-one (61) days? prior written notice to Firefly. The warrants are transferable, subject to compliance with applicable securities laws, and provide for adjustment in the event of certain fundamental transactions, such as mergers or sales of substantially all assets, ensuring the holder receives equivalent value in the successor entity.

The $3.50 Warrants and $4.00 Warrants grant the holder the right to purchase shares of Common Stock at a fixed exercise price of
$3.50 per share or $4.00 per share, subject to adjustment for stock splits, stock dividends, recapitalizations, and similar events. These warrants are exercisable at any time from the initial exercise date until the fifth anniversary of such date, and may be exercised in whole or in part. If a registration statement is not effective for the resale of the underlying shares, the warrants may be exercised on a cashless basis, allowing the holder to receive a net number of shares based on the market price and the exercise price. The warrants include a beneficial ownership limitation, generally set at 4.99% of the outstanding Common Stock post-exercise, which may be increased by the holder up to 9.99% with sixty-one (61) days? prior notice to the Company. These warrants are transferable, subject to compliance with applicable securities laws, and provide for adjustments in the event of fundamental transactions, such as mergers or asset sales, to ensure the holder receives equivalent value in the successor entity.

92

Options

At the effective time of the Merger, we assumed all of Private Firefly?s rights and obligations under the stock options granted pursuant to the Firefly 2007 Incentive Plan and the Firefly 2023 Incentive Plan that are outstanding immediately prior to the effective time of the merger, and such options shall become exercisable for shares of our Common Stock. The number of shares of Common Stock that may be purchased pursuant to such stock options and the exercise price for such stock options shall be adjusted to reflect the Exchange
Ratio as set forth in the Merger Agreement.

Following the consummation of the Merger, we have 532,011 options outstanding.

Anti-takeover Provisions

Delaware Law

We are subject to Section 203 of the DGCL. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a ?business combination? with any ?interested stockholder? for three years following the date that the person became an interested stockholder, unless either the interested stockholder attained such status with the approval of the board of directors, the business combination is approved by the board of directors and stockholders in a prescribed manner or the interested stockholder acquired at least 85% of combined company?s outstanding voting stock in the transaction in which it became an interested stockholder. A ?business combination? includes, among other things, a merger or consolidation involving combined company and the
?interested stockholder? and the sale of more than 10% of combined company?s assets. In general, an ?interested stockholder? is any entity or person beneficially owning 15% or more of combined company?s outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person. The restrictions contained in Section 203 are not applicable to any of combined company?s existing stockholders that owned 15% or more of combined company?s outstanding voting stock upon the closing of combined company?s initial public offering.

Potential Effects of Authorized but Unissued Stock

We have shares of Common Stock and preferred stock available for future issuance without stockholder approval. We may utilize these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, to facilitate corporate acquisitions or payment as a dividend on the capital stock.

The existence of unissued and unreserved Common Stock and Preferred Stock may enable our Board to issue shares to persons friendly to current management or to issue Preferred Stock with terms that could render more difficult or discourage a third-party attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, thereby protecting the continuity of our management. In addition, our Board has the discretion to determine designations, rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each series of
Preferred Stock, all to the fullest extent permissible under the DGCL and subject to any limitations set forth in the Charter. The purpose of authorizing the Board to issue Preferred Stock and to determine the rights and preferences applicable to such Preferred
Stock is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible financings, acquisitions and other corporate purposes, could have the effect of making it more difficult for a third-party to acquire, or could discourage a third-party from acquiring, a majority of our outstanding voting stock.

93

Classified Board of Directors

Pursuant to the Charter, our Board is divided into three classes serving three-year terms, with one class being elected each year by a plurality of the votes cast by the stockholders entitled to vote on the election.

Amendment of Certificate of Incorporation or Bylaws

DGCL Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation?s certificate of incorporation or bylaws, unless a corporation?s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Pursuant to Bylaws, the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of our capital stock entitled to vote thereon, voting together as a single class, will be required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of the Bylaws.

Limitations of Director Liability and Indemnification of Directors, Officers and Employees

Delaware Law

Section 145 of the DGCL permits indemnification of directors, officers, agents and controlling persons of a corporation under certain conditions and subject to certain limitations. Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer or agent of the corporation or another enterprise if serving at our request. Depending on the character of the proceeding, a corporation may indemnify against expenses
(including attorneys? fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the person indemnified acted in good faith and in a manner he or she reasonably believed to be in or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of an action by or in the right of the corporation, no indemnification may be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Section 145 further provides that to the extent a present or former director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys? fees) actually and reasonably incurred by such person in connection therewith.

Amended and Restated Certificate of Incorporation

Pursuant to the Charter, we will indemnify to the fullest extent permitted by the DGCL as it presently exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the us to provide broader indemnification rights than such law permitted to us to provide prior to such amendment), any person who was or is made or is threatened to be made a party or is otherwise involved in a proceeding (as defined in the Charter), by reason of the fact that he or she is or was a director or executive officer (?executive officer? has the meaning defined in Rule 3b-7 promulgated under the Exchange
Act), or while serving as our director or executive officer, is or was serving at our request as a director, executive officer, other officer, employee or agent of another corporation, partnership, trust, employee benefit plan or other enterprise, whether the basis of such proceeding is alleged action in an official capacity as a director or executive officer or in any other capacity while serving as a director or executive officer, against all expense, liability and loss (including attorneys? fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such person in connection therewith; provided, however, that we will not be required to indemnify or advance expenses to any director or executive officer in connection with any proceeding (or part thereof) initiated by such person unless (i) the proceeding (or part thereof) was authorized by the board of directors or (ii) the proceeding (or part thereof) is initiated to enforce rights to indemnification or advancement of expenses as provided in the Charter or is a compulsory counterclaim brought by such person.

Forum Selection

Our Charter provides that unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) and any appellate court therefrom shall be the sole and exclusive forum for the following claims or causes of action under Delaware statutory or common law: (A) any derivative claim or cause of action brought on behalf of the
Company; (B) any claim or cause of action for breach of a fiduciary duty owed by any current or former director, officer or other employee or stockholder of the Company, to the Company or the Company?s stockholders; (C) any claim or cause of action against the Company or any current or former director, officer or other employee of the Company, arising out of or pursuant to any provision of the DGCL, the Charter or the Bylaws; (D) any claim or cause of action seeking to interpret, apply, enforce or determine the validity of the Amended and Restated Certificate of Incorporation or the Amended and Restated Bylaws (including any right, obligation, or remedy thereunder); (E) any claim or cause of action as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; and (F) any claim or cause of action against the Corporation or any current or former director, officer or other employee of the Corporation, governed by the internal-affairs doctrine or otherwise related to the Corporation?s internal affairs, in all cases to the fullest extent permitted by applicable law and subject to the court having personal jurisdiction over the indispensable parties named as defendants. The foregoing shall not apply to claims or causes of action brought to enforce a duty or liability created by the
Securities Act or the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction.

94

While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our certificate of incorporation and bylaws. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions. These exclusive forum provisions may limit a stockholder?s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. If a court were to find either exclusive forum provision in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur further significant additional costs associated with resolving the dispute in other jurisdictions, all of which could harm our business.

Transfer Agent and Registrar

The transfer agent for our Common Stock is Broadridge Corporate Issuer Solutions, LLC, 51 Mercedes Way, Edgewood, NY 11717.

Listing of Common Stock

Our Common Stock is listed on Nasdaq under the symbol ?AIFF.?

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BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information regarding the beneficial ownership of shares of Common Stock as of the date of this prospectus:

?
each person known by us to be the beneficial owner of more than 5% of our Common Stock;

?
each of our current named executive officers and directors; and

?
all our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Under those rules, beneficial ownership includes any shares as to which a person has sole or shared voting power or investment power, and also any shares which the person has the right to acquire within 60 days of the date of this prospectus, through the exercise or conversion of any stock option, convertible security, warrant or other right. Except as set forth below, each of the beneficial owners listed below has direct ownership of and sole voting power and investment power with respect to the shares of our Common Stock.

Unless otherwise indicated, the address of each individual below is 1100 Military Road, Kenmore, NY 14217.

Name of Beneficial Owner

Number of
Shares of
Common
Stock
Beneficially
Owned

% of
Ownership

Five Percent Holders

Windsor Private Capital LP(1)

1,705,751

14.56
%
Roxy Capital Corp (2)

758,720

5.50
%
Directors and Named Executive Officers

David DeCaprio(3)

17,615

*

Gil Issachar(4)

100,578

*

Greg Lipschitz(5)

465,404

3.51
%
Arun Menawat(6)

147,980

1.11
%
Brian Posner

0

0
%
Stella Vnook

0

0
%
Paul Krzywicki(7)

8,811

*

All Directors and Executive Officers of the Company as a Group (7 persons)

740,388

5.58
%

*
Represents beneficial ownership of less than 1%.

(1)
Consists of 1,705,751 shares of Common Stock pursuant to the Schedule 13D filed jointly by WPC Management Services, Inc.
WPC GP I Inc., Windsor Private Capital LP (?Windsor?), Jordan Kupinsky, HJRK Holdings, Inc., Rocco Marcello, and John
Cundari on August 21, 2024. Jordan Kupinsky, Rocco Marcello and John Cundari jointly exercise voting and dispositive power over the shares held by Windsor Capital Private LP. As such, Messrs. Kupinsky, Marcello and Cundari may be deemed to be the beneficial owner of all shares of Common Stock held by Windsor.
(2)
Consists of 198,720 shares of Common Stocks, 250,000 warrants with a strike price of $4.00, 250,000 warrants with an exercise price of $3.50 and 60,000 Prefunded warrants at a strike price of $0.0001.
(3)
Consists of shares underlying options to purchase up to (1) 6,617 shares of Common Stock that are currently exercisable or exercisable within 60 days of the date of this prospectus, underlying certain stock options and (2)10,998 shares of Common Stock currently exercisable or currently exercisable within 60 days of the date of this prospectus, underlying certain restricted stock units.
(4)
Consist of (1) 36,681 shares of Common Stock held by Mr. Issachar and (2) underlying options to purchase up to 63,897 shares of
Common Stock that are currently exercisable or exercisable within 60 days of the date of this prospectus.
(5)
Consists of (1) 414,705 shares of Common Stock and (2)10,998 shares of Common Stock currently exercisable or currently exercisable within 60 days of the date of this prospectus, underlying certain restricted stock units, and (3) up to 39,701 shares of
Common Stock that are currently exercisable or exercisable within 60 days of the date of this prospectus, underlying certain stock options held by Bower Four Capital Corp., an entity in which Mr. Lipschitz is the sole stockholder.
(6)
Consists of (1) 99,405 shares of Common Stock and (2) up to 48,575 shares of Common Stock that are currently exercisable or exercisable within 60 days of the date of this prospectus, underlying certain stock options held by Mr. Menawat.
(7)
Consists of (1) 1,250 shares of Common Stock currently exercisable or currently exercisable within 60 days of the date of this prospectus and (2) 7,561 shares of Common Stock that are currently exercisable or exercisable within 60 days of the date of this prospectus, underlying certain stock options.

96

SELLING SECURITYHOLDERS

This prospectus relates to the resale by the Selling Securityholders from time to time of up to an aggregate of 6,009,281 shares of
Common Stock, consisting of (i) up to 138,465 shares of Common Stock previously issued by Private Firefly after the Effectiveness
Date; (ii) up to 2,934,666 share of Common Stock, that we may, in our sole discretion, elect to sell to Arena; (iii) up to 547,737 shares of Common Stock issued to the Subscribers; (iv) up to 16,666 shares of Common Stock issued to Wellington-Altus; (v) up to 122,407 shares of Common Stock issued to BPY; (vi) up to 217,593 shares of Common Stock issued to Nomis Bay; (vii) 21,000 shares of
Common Stock issued to 1128526 Alberta; (viii) up to 3,333 shares of Common Stock issued to Midwood Advisors; (ix) up to
168,071 shares of Common Stock issuable upon the exercise of the Series C Warrants; (x) up to 7,500 shares of Common Stock issuable upon the exercise of the Broker Warrants; (xi) up to 547,737 shares of Common Stock issuable upon the exercise of the
March 2025 March 2025 Units Offering Warrants issued to the Subscribers; (xii) up to 25,958 shares of Common Stock issuable upon the exercise of the Finder?s Warrants; (xiii) up to 44,932 shares of Common Stock issuable upon the exercise of the Spiro?s Warrant;
(xiv) up to 340,000 shares of Common Stock issued to the investors in the June 2025 Units Offering; (xv) up to 60,000 shares of
Common Stock issuable upon the exercise of the June 2025 Units Offering Pre-Funded Warrant; (xvi) up to 400,000 shares of
Common Stock issuable upon the exercise of the $3.50 Warrants; (xvii) up to 400,000 shares of Common issuable upon the exercise of the $4.00 Warrants; (xviii) up to 5,000 shares of Common Stock issued to Charlotte Baumeister; and (xix) up to 8,216 shares of
Common Stock issued to Jason DuBraski.

The Selling Securityholders may from time to time offer and sell any or all of the Common Stock set forth below pursuant to this prospectus and any accompanying prospectus supplement. As used in this prospectus, the term ?Selling Securityholders? includes the persons listed in the table below, together with any additional Selling Securityholder listed in a subsequent amendment to this prospectus, and their pledgees, donees, transferees, assignees, successors, designees and others who later come to hold any of the
Selling Securityholders? interests in the Common Stock other than through a public sale.

Except as set forth in the footnotes below, the following table sets forth information known to us as of June 23, 2025, regarding each
Selling Securityholder?s beneficial ownership of Common Stock, including shares of Common Stock issuable upon exercise of the
Series C Warrants, the Broker Warrants, the March 2025 Units Offering Warrants, the Finder?s Warrants, the Spiro?s Warrant, the
June 2025 Units Offering Pre-Funded Warrant, the $3.50 Warrants, and the $4.00 Warrants being offered by the Selling
Securityholders. The table below lists the Selling Securityholders and other information regarding the beneficial ownership of the shares of Common Stock by each of the Selling Securityholders. The second column lists the number of shares of Common Stock beneficially owned by each Selling Securityholder, based on its ownership of the shares of the Common Stock, including the Private
Firefly Shares, the ELOC Shares, the March 2025 Units Offering Shares, the Welington-Altus Shares, the BPY Shares, the Nomis Bay
Shares, the McLean Parties Settlement Shares, the Midwood Advisors Shares, the June 2025 Units Offering Shares, the Baumeister
Shares, the DuBraski Shares, the Series C Warrants, the Broker Warrants, the March 2025 Units Offering Warrants, the Finder?s
Warrants, and the Sprio?s Warrants as of June 23, 2025, assuming the exercise of the Series C Warrants, the Broker Warrants, the
March 2025 Units Offering Warrants, the Finder?s Warrants, the Spiro?s Warrant, the June 2025 Units Offering Pre-Funded Warrant,
the $3.50 Warrants, and the $4.00 Warrants held by the Selling Securityholders on that date, without taking into account beneficial ownership limitations on conversions or exercises. The third column lists the shares of Common Stock being offered by this prospectus by the Selling Securityholders. The fourth and fifth columns assume the sale of all of the shares offered by the Selling
Securityholders pursuant to this prospectus.

The applicable percentage ownership of Common Stock is based on 13,226,557 shares of Common Stock outstanding as of June 23,
2025. Information with respect to shares of Common Stock owned beneficially after the offering assumes the sale of all of the shares of Common Stock (including shares of Common Stock issuable upon exercise of the Series C Warrants, the Broker Warrants, the
March 2025 Units Offering Warrants, the Finder?s Warrants, the Spiro?s Warrant, the June 2025 Units Offering Pre-Funded Warrant,
the $3.50 Warrants, and the $4.00 Warrants by such Selling Securityholders. The Selling Securityholders may offer and sell some, all or none of their shares of Common Stock.

We have determined beneficial ownership in accordance with the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security or the right to acquire such power within 60 days of June 30, 2025. Except as indicated in the footnotes below, we believe, based on the information furnished to us, that the Selling Securityholders have sole voting and investment power with respect to all shares of common stock and other securities that they beneficially own, subject to applicable community property laws. Except as otherwise described below, based on the information provided to us by the selling securityholders, no selling securityholder is a broker-dealer or an affiliate of a broker dealer.

97

Except as described in this section and in the section titled ?Certain Relationships and Related Person Transactions? in this prospectus, none of the selling securityholders have had any material relationship with us or any of our affiliates within the past three years.

Amount of
Shares of
Common Stock
Beneficially
Owned
Amount of
Shares of
Shares of Common Stock
Beneficially Owned After
this Offering
Name of Selling Stockholder
Prior to this
Offering
Common Stock
Being Offered
Amount (1)
Percent(1)
2123611 ALBERTA LTD.(2)
28,075
28,075
0
0%
Alex Spiro(3)
44,932
44,932
0
0%
BMO Nesbitt Burns ITF: Velev Capital Manager
Inc.(4)
162,500
162,500
0
0%
Gentlemens?s Investment Club(5)
133
133
0
0%
Gutterman Consulting Partners Inc.(6)
5,200
5,200
0
0%
HJRK HOLDINGS INC.(7)
68,761
68,761
0
0%
Jason Dubraski(8)
16,432
16,432
0
0%
Kaif Lalani(9)
4,063
4,063
0
0%
National Bank Financial INC ITF: Mr. Karl Cheong
A/C 2RON1FA(10)
1,508
1,508
0
0%
Offir Laufer(11)
1,560
1,560
0
0%
Raphael Cundari(12)
24,960
24,960
0
0%
Tehila Stern(13)
1,560
1,560
0
0%
B Riley Securities, Inc.(14)
7,500
7,500
0
0%
Arena Business Solutions Global SPC II, Ltd(15)
0
2,934,666
0
0%
Jess Mogul(16)
100,000
100,000
0
0%
Kips Bay Select LP(17)
100,000
100,000
0
0%
David S Nagelberg 2003 Revocable Trust DTD(18)
60,000
60,000
0
0%
Palos Management Inc (19)
46,666
46,666
0
0%
Hemostemix Inc(20)
66,600
66,600
0
0%
Canaccord Genuity Corp.(21)
606,373
606,373
0
0%
Research Capital Corporation(22)
141,793
141,793
0
0%
Wellington Altus (23)
16,666
16,666
0
0%
BPY Limited(24)
122,407
122,407
0
0%
Nomis Bay Ltd.(25)
217,593
217,593
0
0%
Ian McLean(26)
21,000
21,000
0
0%
Midwood Advisors(27)
3,333
3,333
0
0%
    Roxy Capital Corporation(28)
750,000
750,000
0
0%
    RJL 18 Capital GP LLC(29)
450,000
450,000
0
0%
    Charlotte Baumeister(30)
5,000
5,000
0
0%
* Less than 1%.

(1)
This table and the information in the notes below are based upon information supplied by the Selling Securityholders and upon
13,226,557 shares of Common Stock issued and outstanding as of June 23, 2025 (prior to any deemed issuance of any shares issuable upon the exercise of any Series C Warrants, the Broker Warrants, the March 2025 Units Offering Warrants, the
Finder?s Warrants, the Spiro?s Warrant, the June 2025 Units Offering Pre-Funded Warrant, the $3.50 Warrants, and the $4.00
Warrants). Except as expressly noted in the footnotes below, beneficial ownership has been determined in accordance with Rule
13d-3 under the Exchange Act and so includes securities each person has a right to acquire within 60 days of June 23, 2025.

(2)
Maximum number of shares of Common Stock to be sold pursuant to this prospectus consist of 28,075 shares of Common
Stock.

(3)
Maximum number of shares of Common Stock to be sold pursuant to this prospectus consist of 44,932 shares of Common
Stock issuable upon exercise of the Spiro?s Warrants.

98

(4)
Maximum number of shares of Common Stock to be sold pursuant to this prospectus consist of up to 162,500 shares of
Common Stock issuable upon exercise of Series C Warrants.

(5)
Maximum number of shares of Common Stock to be sold pursuant to this prospectus consist of 133 shares of Common Stock.

(6)
Maximum number of shares of Common Stock to be sold pursuant to this prospectus consist of 5,200 shares of Common Stock.

(7)
Maximum number of shares of Common Stock to be sold pursuant to this prospectus consist of 68,761 shares of Common
Stock.

(8)
Maximum number of shares of Common Stock to be sold pursuant to this prospectus consist of 16,432 shares of Common
Stock.

(9)
Maximum number of shares of Common Stock to be sold pursuant to this prospectus consist of 4,063 shares of Common Stock issuable upon exercise of Series C Warrants.

(10)
Maximum number of shares of Common Stock to be sold pursuant to this prospectus consist of up to 1,508 shares of Common
Stock issuable upon exercise of Series C Warrants.

(11)
Maximum number of shares of Common Stock to be sold pursuant to this prospectus consist of 1,560 shares of Common Stock.

(12)
Maximum number of shares of Common Stock to be sold pursuant to this prospectus consist of 24,960 shares of Common
Stock.

(13)
Maximum number of shares of Common Stock to be sold pursuant to this prospectus consist of 1,560 shares of Common Stock.

(14)
Maximum number of shares of Common Stock to be sold pursuant to this prospectus consist of up to 7,500 shares of Common
Stock issuable upon the exercise of the Broker Warrants.

(15)
Includes the possible issuance of up to 2,934,666 shares of Common Stock pursuant to the ELOC Purchase Agreement, subject to the ELOC Beneficial Ownership Limitation of 9.99% and the Exchange Cap of 19.99%. Mr. Zwirn, who is the manager of
Arena, has voting control and investment discretion over the securities reported herein to be held by Arena. As a result, Mr.
Zwirn may be deemed to have beneficial ownership (as determined under Section 13(d) of the Exchange Act) of the Common
Stock offered by this prospectus to be held by Arena. The business address for Arena is 405 Lexington Ave, 59th Floor, New
York, New York 10174.

(16)
Maximum number of shares of Common Stock to be sold pursuant to this prospectus consist of (i) up to 5,000 shares of
Common Stock and (ii) up to 5,000 shares of Common Stock issuable upon exercise of the March 2025 Units Offering
Warrants.

(17)
Maximum number of shares of Common Stock to be sold pursuant to this prospectus consist of (i) up to 50,000 shares of
Common Stock and (ii) up to 50,000 shares of Common Stock issuable upon exercise of the March 2025 Units Offering
Warrants.

(18)
Maximum number of shares of Common Stock to be sold pursuant to this prospectus consist of (i) up to 30,000 shares of
Common Stock and (ii) up to 30,000 shares of Common Stock issuable upon exercise of the March 2025 Units Offering
Warrants.

(19)
Maximum number of shares of Common Stock to be sold pursuant to this prospectus consist of (i) up to 23,333 shares of
Common Stock and (ii) up to 23,333 shares of Common Stock issuable upon exercise of the March 2025 Units Offering
Warrants.

(20)
Maximum number of shares of Common Stock to be sold pursuant to this prospectus consist of (i) up to 33,300 shares of
Common Stock and (ii) up to 33,300 shares of Common Stock issuable upon exercise of the March 2025 Units Offering
Warrants.

(21)
Maximum number of shares of Common Stock to be sold pursuant to this prospectus consist of (i) up to 292,770 shares of
Common Stock, (ii) up to 292,770 shares of Common Stock issuable upon exercise of the March 2025 Units Offering Warrants, and (iii) up to 20,833 shares of Common Stock issuable upon exercise of the Finder?s Warrants.

(22)
Maximum number of shares of Common Stock to be sold pursuant to this prospectus consist of (i) up to 68,334 shares of
Common Stock, (ii) up to 68,334 shares of Common Stock issuable upon exercise of the March 2025 Units Offering Warrants, and (iii) up to 5,125 shares of Common Stock issuable upon exercise of the Finder?s Warrants.

(23)
Maximum number of shares of Common Stock to be sold pursuant to this prospectus consist of 16,666 shares of Common
Stock.

(24)
Maximum number of shares of Common Stock to be sold pursuant to this prospectus consist of 122,407 shares of Common
Stock.

(25)
Maximum number of shares of Common Stock to be sold pursuant to this prospectus consist of 217,593 shares of Common
Stock.

99

(26)
Maximum number of shares of Common Stock to be sold pursuant to this prospectus consist of 21,000 shares of Common
Stock.

(27)
Maximum number of shares of Common Stock to be sold pursuant to this prospectus consist of 3,333 shares of Common Stock.

(28)
Maximum number of shares of Common Stock to be sold pursuant to this prospectus consist of (i) 190,000 shares of Common
Stock; (ii) up to 60,000 shares of Common Stock issuable upon exercise of the June 2025 Units Offering Pre-Funded Warrant;
(iii) up to 250,000 shares of Common Stock issuable upon exercise of $3.50 Warrants; and (iv) up to 250,000 shares of
Common Stock issuable upon exercise of $4.00 Warrants.

(29)
Maximum number of shares of Common Stock to be sold pursuant to this prospectus consist of (i) 150,000 shares of Common
Stock; (ii) up to 150,000 shares of Common Stock issuable upon exercise of $3.50 Warrants; and (iii) up to 150,000 shares of
Common Stock issuable upon exercise of $4.00 Warrants.

(30)
Maximum number of shares of Common Stock to be sold pursuant to this prospectus consist of 5,000 shares of Common Stock.

100

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

For purposes of this section, references to ?WaveDancer? refer to the former WaveDancer, prior to the consummation of the Merger.

Transactions Involving the Selling Securityholders

Series C Financing

Between October 17, 2023, and June 30, 2024, we raised an aggregate of $3,039,000 from a private placement of 2,374,219 Series C units (the ?Series C Units?), which such Series C Units were comprised of shares of Series C Preferred Stock and warrants to purchase up to 2,374,665 shares of Common Stock, which were sold at a combined purchase price of $1.28 per Series C Unit. Each warrant has an exercise price of $2.56 per share (subject to adjustment from time to time in accordance with the terms thereof), is exercisable immediately upon issuance and expires at 4:30 p.m. (New York time) three years following the initial date of issuance.

December 2024 Equity Line of Credit

On December 20, 2024, we entered into the equity line of credit agreement (the ?Purchase Agreement?) with Arena Business
Solutions Global SPC II, Ltd (?Arena?), pursuant to which the company has right, but not the obligation, to direct Arena to purchase up to $10,000,000 (the ?Maximum Commitment Amount?) in shares of the common stock (the ?ELOC Shares?), upon satisfaction of certain terms and conditions contained in the Purchase Agreement which includes, but is not limited to, filing a registration statement with the SEC and registering the resale of any shares sold to Arena. Further, under the Purchase Agreement and subject to the
Maximum Advance Amount, the Company has the right (subject to meeting the terms and conditions of the Purchase Agreement), but not the obligation, to submit an Advance Notice (as defined in the Purchase Agreement) from time to time to Arena as follows (unless otherwise agreed amongst the parties): if the Advance Notice is received by 8:30 a.m. Eastern Time, the lower of: (i) an amount equal to 40% of the average of the Daily Value Traded (as defined in the Purchase Agreement) of common stock on the five (5) trading days immediately preceding an Advance Notice, or (ii) $2,000,000. In connection with the Purchase Agreement the Company has paid
Arena $300,000 in cash (the ?Commitment Fee?).

During the Commitment Period (as defined below), the purchase price to be paid by Arena for common stock under the Purchase
Agreement will be 88% of the Market Price, defined as the daily volume weighted average price (?VWAP?), as described in the
Purchase Agreement, of our common stock on the trading day commencing on the date of the Advance Notice.

In addition to the Exchange Cap limitations described below, the Company may not issue shares pursuant to the Purchase Agreement to the extent such issuance would result in Arena owning more than 9.99% of our then outstanding common stock (the ?ELOC
Ownership CAP?).

March 2025 Units Offering

On March 28, 2025,?we entered into the Subscription Agreement with the Subscribers, pursuant to which we agreed to issue and sell
547,737 of March 2025 Units, at a purchase price of $3.00 per March 2025 Unit. Each March 2025 Unit consists of (i) either (A) one share of Common Stock or (B) a prefunded warrant to purchase Common Stock to the extent that acquiring the shares of Common
Stock instead of such prefunded warrants would have caused the Subscriber to own in excess of 4.99% of the shares of outstanding
Common Stock on a post-issuance basis and (ii) one Common Stock purchase warrant to purchase Common Stock over thirty-six (36)
months at an exercise price of $4.00 per share. On the same date, the closing under the Subscription Agreement occurred, and we issued the March 2025 Units to the Subscribers.

The prefunded warrants have a nominal exercise price of $0.0001 (subject to standard adjustments for stock splits, stock dividends, recapitalizations, mergers and similar transactions) and may be exercised on a cashless basis. The prefunded warrants also contain a beneficial ownership limitation which provides that the Company shall not effect any exercise, and a holder shall not have the right to exercise, any portion of a prefunded to the extent that, after giving effect to the exercise, such holder (together with such holder?s affiliates) would beneficially own in excess of 4.99% of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of shares issuable upon the exercise. This limitation may be waived (up to a maximum of 9.99%) by the holder and in its sole discretion, upon not less than sixty-one?(61) days? prior notice to the Company.

In connection with the March 2025 Units Offering, we entered into a finder?s fee agreement with Canaccord, pursuant to which the
Company will pay Canaccord at the closing of the March 2025 Units Offering (i) a payment of up to 7.5% of the gross proceeds raised from subscriptions in the March 2025 Units Offering from persons introduced to the Company by Canaccord, payable in cash; and (ii)
the issuance of the Finder?s Warrant to Canaccord of up to 7.5% of the March 2025 Units subscribed for by person introduced to the
Company by Canaccord. Each Finder?s Warrant will be exercisable to purchase one additional Common Stock at $4.00 per share for a period of 36 months from the closing of the March 2025 Units Offering.

In connection with the March 2025 Units Offering, we entered into a finder?s fee agreement with Research Capital, pursuant to which the Company will pay Research Capital at the closing of the March 2025 Units Offering (i) a payment of up to 7.5% of the gross proceeds raised from subscriptions in the March 2025 Units Offering from persons introduced to the Company by Research Capital, payable in cash; and (ii) the issuance of the Finder?s Warrant of the Company to Research Capital of up to 7.5% of the March 2025
Units subscribed for by person introduced to the Company by Research Capital. Each Finder?s Warrant will be exercisable to purchase one additional Common Stock at $3.00 per share for a period of 3 years from the date of issuance of such Finder?s Warrant.

101

June 2025 Units Offering

On June 16, 2025, we entered into a securities purchase agreement with certain June 2025 Units Offering investors, pursuant to which we issued and sold 400,000 of June 2025 Units, at a purchase price of $3.00 per June 2025 Unit. Each June 2025 Unit consists of (i)
either (A) one share of Common Stock, or (B) a prefunded warrant to purchase one share of Common Stock at a nominal exercise price of $0.0001 per share, to the extent that acquiring the shares of Common Stock instead of the June 2025 Units Offering Pre-
Funded Warrant would have caused the investors to own in excess of 4.99% of the outstanding Common Stock on a post-issuance basis; (ii) one common stock purchase warrant to purchase one share of Common Stock over five (5) years at an exercise price of
$3.50 per share; and (iii) one common stock purchase warrant to purchase one share of Common Stock over five (5) years at an exercise price of $4.00 per share. The June 2025 Units Offering-Prefunded Warrant, the $3.50 Warrant and the $4.00 Warrant include a beneficial ownership limitation, which provides that the Company shall not effect any exercise, and a holder shall not have the right to exercise any portion of the warrants, to the extent that, after giving effect to such exercise, the holder (together with the holder?s affiliates) would beneficially own more than 4.99% of the outstanding shares of Common Stock immediately after the issuance of the
Common Stock issuable upon exercise. On the same date, the closing under the June 2025 Purchase Agreement occurred, and the
Company issued 400,000 June 2025 Units to the June 2025 Units Offering investors at a total purchase price of $1,200,000.

WaveDancer Related Party Transactions

The following is a summary of transactions since January 1, 2022, to which WaveDancer has been a party, in which the amount involved exceeded or will exceed the lesser of $120,000 or 1% of the average of WaveDancer?s total assets as of the end of the last two completed fiscal years and in which any of the expected directors, executive officers or holders of more than 5% of capital stock of the continuing company, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest.
The transactions described below occurred prior to the consummation of the Merger.

WaveDancer believes the terms obtained or consideration that WaveDancer paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm?s-length transactions.

In connection with a private placement of its shares, in August 2022, WaveDancer sold 157,256 shares of its common stock at a price of $12.00 per share to 16 accredited investors. The investors included G. James Benoit, Jr., Chairman and Chief Executive Officer,
who purchased 50,000 shares at an aggregate price of $600,000, James C. DiPaula, director, who purchased 20,834 shares at an aggregate price of $250,000, and William C. Pickle, director, who purchased 4,167 shares at an aggregate price of $50,000.

On September 29, 2023, WaveDancer sold 35,000 shares of common stock to G. James Benoit, Jr., Chairman and Chief Executive
Officer, at a price of $5.00 per share in a private placement offering from which it raised aggregate gross proceeds of $175,000.

Mr. Benoit is the principal stockholder of Wavetop, which purchased Tellenger in connection with the Merger for $1.5 million.

Firefly Related Party Transactions

Other than as described in the section ?Management ? Board Leadership Structure ? Director Independence? as related to the
Lipschitz Agreement (as defined herein), since January 1, 2022, there were no transactions with executive officers, directors or their immediate family members which were in an amount in excess of $120,000, and in which any of the expected directors, executive officers or holders of more than 5% of capital stock of the continuing company, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest.

Other Transactions

Indemnification Agreements

In connection with the Merger, on the Closing Date, we entered into indemnification agreements (each, an ?Indemnification
Agreement? and collectively, the ?Indemnification Agreements?) with each of our directors and executive officers. The
Indemnification Agreements provide for indemnification and advancement by us of certain expenses and costs relating to claims, suits, or proceedings arising from service to us or, at our request, service to other entities to the fullest extent permitted by applicable law.

Compensation Matters

We have entered into employment agreements with certain of our executive officers. For a description of agreements with our named executive officers, see the section titled ?Executive Compensation-Executive Compensation Arrangements? included elsewhere in this prospectus.

We have granted equity awards to certain of our executive officers. For a description of equity awards granted to our named executive officers, see the section titled ?Executive Compensation? included elsewhere in this prospectus.

Other than as described in the section ?Management ? Board Leadership Structure ? Director Independence? as related to the
Lipschitz Agreement (as defined herein) and Note 14 to the December 31, 2024 Financial Statements, since January 1, 2024, there were no transactions with executive officers, directors or their immediate family members which were in an amount in excess of
$120,000, and in which any of the expected directors, executive officers or holders of more than 5% of capital stock of the continuing company, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest.

102

Related Party Transactions Policy

Pursuant to the Charter of the Audit Committee, the Audit Committee has adopted a written related person transaction policy that sets forth the following policies and procedures for the review and approval or ratification of related person transactions. Pursuant to such policy, the Audit Committee shall review and approve, prior to our entry into any such transactions, all transactions in which we are or will be a participant, which would be reportable by us under Item 404 of Regulation S-K promulgated under the Securities Act as a result of any of the following persons having or expected to have a direct or indirect material interest (a ?Related Person
Transaction?):

?
executive officers;

?
members of the Board;

?
beneficial holders of more than 5% of our securities;

?
immediate family members of any of the foregoing persons, with such immediate family members defined as any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and any person (other than a tenant or an employee) sharing the household with the executive officer, director or 5% beneficial owner; and

?
any other persons whom the Board determines may be considered to be related persons as defined by Item 404 of Regulation
S-K promulgated under the Securities Act.

In reviewing and approving such transactions, the Audit Committee shall obtain, or shall direct management to obtain on its behalf, all information that the Audit Committee believes to be relevant and important to a review of the transaction prior to its approval.
Following receipt of the necessary information, a discussion shall be held of the relevant factors if deemed to be necessary by the
Audit Committee prior to approval. If a discussion is not deemed to be necessary, approval may be given by written consent of the
Audit Committee.  This approval authority may also be delegated to the Chairperson of the Audit Committee in some circumstances.
No Related Person Transaction shall be entered into prior to the completion of these procedures.

The Audit Committee or the Chairperson of the Audit Committee, as the case may be, shall approve only those Related Person
Transactions that are determined to be in, or not inconsistent with, our and our stockholders? best interests, taking into account all available facts and circumstances as the Audit Committee or the Chairperson determines in good faith to be necessary in accordance with principles of Delaware law generally applicable to directors of a Delaware corporation. No member of the Audit Committee shall participate in any review, consideration or approval of any Related Person Transaction with respect to which the member or any of his or her immediate family members has an interest.

The Audit Committee shall adopt any further policies and procedures relating to the approval of Related Person Transactions that it deems necessary or advisable from time to time.

103

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR
HOLDERS OF COMMON STOCK

The following discussion is a summary of the material U.S. federal income tax consequences relating to the purchase, ownership, and disposition of our Common Stock but does not purport to be a complete analysis of all potential tax effects. The effects of other
U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local, or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a holder of our Common Stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership, and disposition of our Common Stock or the exercise of our warrants.

This discussion is limited to holders that hold our Common Stock as a ?capital asset? within the meaning of Section 1221 of the Code
(generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a holder?s particular circumstances, including the impact of the Medicare contribution tax on net investment income and the alternative minimum tax. In addition, it does not address consequences relevant to holders subject to special rules, including, without limitation:

?
U.S. expatriates and former citizens or long-term residents of the United States;

?
persons holding our securities as part of a hedge, straddle, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

?
banks, insurance companies, and other financial institutions;

?
brokers, dealers, or traders in securities;

?
?controlled foreign corporations,? ?passive foreign investment companies,? and corporations that accumulate earnings to avoid U.S. federal income tax;

?
partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

?
tax-exempt organizations or governmental organizations;

?
persons deemed to sell our Common Stock under the constructive sale provisions of the Code;

?
persons who hold or receive our Common Stock pursuant to the exercise of any employee stock option or otherwise as compensation;

?
tax-qualified retirement plans; and

?
?qualified foreign pension funds? as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.

If an entity treated as a partnership for U.S. federal income tax purposes holds our Common Stock, the tax treatment of an owner in such an entity will depend on the status of the owner, the activities of such entity, and certain determinations made at the owner level.
Accordingly, entities treated as partnerships for U.S. federal income tax purposes holding our Common Stock and the owners in such entities should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD
CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX
LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE,
OWNERSHIP, AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR
GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, OR NON-U.S. TAXING JURISDICTION OR
UNDER ANY APPLICABLE INCOME TAX TREATY.

104

U.S. Holders

For purposes of this discussion, a ?U.S. Holder? is any beneficial owner of our Common Stock that is for U.S. federal income tax purposes:

?
an individual who is a citizen or resident of the United States;

?
a corporation (or other entity taxable as a corporation) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

?
an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

?
a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more ?United States persons? (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a
United States person for U.S. federal income tax purposes.

Taxation of Distributions.    If we make distributions of cash or property on our Common Stock, the gross amount of distributions made with respect to the Common Stock generally will be includible in a U.S. Holder?s gross income, in accordance with such
U.S. Holder?s method of accounting for U.S. federal income tax purposes, as dividend income to the extent that such distributions are paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Dividends will be taxable to a corporate U.S. Holder at regular corporate tax rates, and a portion of such dividends (either 50%, 65% or 100%, depending upon the corporate U.S. Holder?s ownership of the Company) will generally be eligible for the dividends received deduction if the requisite holding period is satisfied. Distributions in excess of our current or accumulated earnings and profits generally will be applied against and reduce the U.S. Holder?s basis in its Common Stock (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such Common Stock, as described under ?- Gain or Loss on
Sale, Taxable Exchange, or Other Taxable Disposition of Common Stock? below.

With respect to non-corporate U.S. Holders and with certain exceptions, dividends may be ?qualified dividend income,? which is taxed at the lower applicable long-term capital gain rate provided that the U.S. Holder satisfies certain holding period requirements and the U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. If the holding period requirements are not satisfied, then non-corporate U.S. Holders may be subject to tax on such dividends at regular ordinary income tax rates instead of the preferential rate that applies to qualified dividend income.

Gain or Loss on Sale, Taxable Exchange, or Other Taxable Disposition of Common Stock.    Upon a sale or other taxable disposition
of our Common Stock, a U.S. Holder generally will recognize capital gain or loss. Generally, the amount of such gain or loss is equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and
(ii) the U.S. Holder?s adjusted tax basis in its Common Stock so disposed of. A U.S. Holder?s adjusted tax basis in its Common Stock generally will equal the U.S. Holder?s adjusted cost less, in the case of a share of Common Stock, any prior distributions treated as a return of capital. In the case of any shares of Common Stock originally acquired as part of an investment unit, the acquisition cost for the shares of Common Stock that were part of such unit would equal an allocable portion of the acquisition cost of the unit based on the relative fair market values of the components of the unit at the time of acquisition.

Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder?s holding period for the Common
Stock so disposed of exceeds one year. If the holding period requirements are not satisfied, any gain on a sale or taxable disposition of the Common Stock would be subject to short-term capital gain treatment and would be taxed at regular ordinary income tax rates.
Long-term capital gain recognized by non-corporate U.S. Holders will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding.    Distributions with respect to the Common Stock to a U.S. Holder, regardless of whether such distributions constitute dividends, and proceeds from the sale, exchange or redemption of the Common Stock by a
U.S. Holder generally are subject to information reporting to the IRS and possible U.S. backup withholding, unless the U.S. Holder is an exempt recipient. Backup withholding may apply to such payments if a U.S. Holder fails to furnish a correct taxpayer identification number, a certification of exempt status or has been notified by the IRS that it is subject to backup withholding (and such notification has not been withdrawn).

Non-U.S. Holders

For purposes of this discussion, a ?Non-U.S. Holder? is any beneficial owner of our Common Stock that is for U.S. federal income tax purposes:

?
a non-resident alien individual;

?
a foreign corporation; or

105

?
a foreign estate or trust.

Taxation of Distributions.    If we do make distributions of cash or property on our Common Stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder?s adjusted tax basis in its Common Stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under ?- Gain or Loss on Sale, Taxable
Exchange, or Other Taxable Disposition of Common Stock.?

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the
IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder?s conduct of a trade or business within the
United States, the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder?s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates, subject to an applicable treaty that provides otherwise. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Gain or Loss on Sale, Taxable Exchange, or other Taxable Disposition of Common Stock.    A Non-U.S. Holder will not be subject to
U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our Common Stock unless:

?
the gain is effectively connected with the Non-U.S. Holder?s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

?
the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

?
our Common Stock constitutes a U.S. real property interest (?USRPI?) by reason of our status as a U.S. real property holding corporation (?USRPHC?) for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on gain realized upon the sale or other taxable disposition of our Common
Stock, which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States).

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition of our Common Stock by a Non-U.S. Holder will not be subject to U.S. federal income tax if our Common Stock is
?regularly traded,? as defined by applicable Treasury Regulations, on an established securities market and such Non-U.S. Holder owned, actually and constructively, 5% or less of our Common Stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder?s holding period.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

106

Information Reporting and Backup Withholding.    Payments of dividends on our Common Stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a
United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E, or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our Common Stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our Common Stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person or the holder otherwise establishes an exemption. Proceeds of a disposition of our Common Stock conducted through a non-U.S. office of a
non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder?s U.S. federal income tax liability, provided the required information is timely furnished to the
IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts.    Withholding taxes may be imposed under Sections 1471 to
1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act (?FATCA?)) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on our Common Stock paid to a ?foreign financial institution? or a ?non-financial foreign entity? (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-
financial foreign entity either certifies it does not have any ?substantial United States owners? (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain ?specified United States persons? or
?United States owned foreign entities? (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our Common Stock.

107

PLAN OF DISTRIBUTION

This prospectus relates to the resale by the Selling Securityholders from time to time of up to an aggregate of 6,009,281 shares of
Common Stock, consisting of (i) up to 138,465 shares of Common Stock previously issued by Private Firefly after the Effectiveness
Date; (ii) up to 2,934,666 share of Common Stock, that we may, in our sole discretion, elect to sell to Arena; (iii) up to 547,737 shares of Common Stock issued to the Subscribers; (iv) up to 16,666 shares of Common Stock issued to Wellington-Altus; (v) up to 122,407 shares of Common Stock issued to BPY Limited; (vi) up to 217,593 shares of Common Stock issued to Nomis Bay; (vii) 21,000 shares of Common Stock issued to 1128526 Alberta; (viii) 3,333 shares of Common Stock issued to Midwood Advisors; (ix) up to
168,071 shares of Common Stock issuable upon the exercise of the Series C Warrants; (x) up to 7,500 shares of Common Stock issuable upon the exercise of the Broker Warrants; (xi) up to 547,737 shares of Common Stock issuable upon the exercise of the
March 2025 Units Offering Warrants issued to the Subscribers; (xii) up to 25,958 shares of Common Stock issuable upon the exercise of the Finder?s Warrants; (xiii) up to 44,932 shares of Common Stock issuable upon the exercise of the Spiro?s Warrant; (xiv) up to
340,000 shares of Common Stock issued to the investors in the June 2025 Units Offering; (xv) up to 60,000 shares of Common Stock issuable upon the exercise of the June 2025 Units Offering Pre-Funded Warrant; (xvi) up to 400,000 shares of Common Stock issuable upon the exercise of the $3.50 Warrants; (xvii) up to 400,000 shares of Common Stock issuable upon the exercise of the $4.00
Warrants; (xviii) 5,000 shares of Common Stock issued to Charlotte Baumeister; and (xix) 8,216 shares of Common Stock issued to
Jason DuBraski.

We will not receive any proceeds from the sale of shares of Common Stock by the Selling Securityholders. The aggregate proceeds to the Selling Securityholders will be the purchase price of the securities less any discounts and commissions borne by the Selling
Securityholders.

The shares of Common Stock beneficially owned by the Selling Securityholders covered by this prospectus may be offered and sold from time to time by the Selling Securityholders. The term ?Selling Securityholders? includes donees, pledgees, transferees or other successors in interest selling securities received after the date of this prospectus from a selling securityholder as a gift, pledge, partnership distribution or other transfer. The Selling Securityholders will act independently of us in making decisions with respect to the timing, manner and size of each sale by the Selling Securityholders. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The Selling Securityholders may sell their shares of Common Stock by one or more of, or a combination of, the following methods to the extent applicable:

?
purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

?
ordinary brokerage transactions and transactions in which the broker solicits purchasers;

?
block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

?
an over-the-counter distribution in accordance with the rules of the Nasdaq Stock Market LLC;

?
through trading plans entered into by a selling securityholder pursuant to Rule 10b5-1 under the Exchange Act, that are in place at the time of an offering pursuant to this prospectus and any applicable prospectus supplement hereto that provide for periodic sales of their Securities on the basis of parameters described in such trading plans;

?
to or through underwriters or broker-dealers;

?
in privately negotiated transactions;

?
in options transactions;

?
through a combination of any of the above methods of sale; or

?
any other method permitted pursuant to applicable law.

In addition, a selling securityholder that is an entity may elect to make a pro rata in-kind distribution of shares of Common Stock to its members, partners or stockholders pursuant to the registration statement of which this prospectus is a part by delivering a prospectus with a plan of distribution. Such members, partners or stockholders would thereby receive freely tradeable securities pursuant to the distribution through a registration statement. To the extent a distributee is an affiliate of us (or to the extent otherwise required by law), we may, at our option, file a prospectus supplement in order to permit the distributees to use the prospectus to resell the securities acquired in the distribution.

In addition, any shares of Common Stock that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

108

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution.
In connection with distributions of the Common Stock or otherwise, the Selling Securityholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales Common Stock in the course of hedging transactions, and broker-dealers or other financial institutions may engage in short sales Common Stock in the course of hedging the positions they assume with Selling Securityholders. The Selling
Securityholders may also sell Common Stock short and redeliver the Common Stock to close out such short positions. The Selling
Securityholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of Common Stock offered by this prospectus, which shares of Common
Stock such broker- dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The Selling Securityholders may also pledge Securities to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution may effect sales of the pledged Securities pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Securityholders may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell Securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by any selling securityholder or borrowed from any selling securityholder or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from any selling securityholder in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and will be identified in the applicable prospectus supplement (or a post-effective amendment). In addition, any selling securityholder may otherwise loan or pledge Securities to a financial institution or other third party that in turn may sell the Securities short using this prospectus. Such financial institution or other third party may transfer its economic short position to investors in our securities or in connection with a concurrent offering of other securities.

In effecting sales, broker-dealers or agents engaged by the Selling Securityholders may arrange for other broker-dealers to participate.
Broker-dealers or agents may receive commissions, discounts or concessions from the Selling Securityholders in amounts to be negotiated immediately prior to the sale.

In order to comply with the securities laws of certain states, if applicable, the Securities must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

We have advised the Selling Securityholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of Securities in the market and to the activities of each selling securityholder and its affiliates. In addition, we will make copies of this prospectus available to the Selling Securityholders for the purpose of satisfying the prospectus delivery requirements of the
Securities Act. The Selling Securityholders may indemnify any broker-dealer that participates in transactions involving the sale of the
Securities against certain liabilities, including liabilities arising under the Securities Act.

At the time a particular offer of Securities is made, if required, a prospectus supplement will be distributed that will set forth the number of Securities being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public. We know of no existing arrangements between the Selling Securityholders or any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the Securities offered by this prospectus.

We are required to pay all fees and expenses incident to the registration of shares of our Common Stock to be offered and sold pursuant to this prospectus, which we expect to be approximately $115,000.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan or distribution.

109

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by Bevilacqua PLLC.

EXPERTS

The financial statements of Firefly Neuroscience, Inc. as of and for the year ended December 31, 2024 included in this prospectus and registration statement have been audited by Marcum Canada, LLP, independent registered public accounting firm, and the financial statements of Firefly Neuroscience, Inc. as of and for the year ended December 31, 2023 included in this prospectus and registration statement have been audited by Turner, Stone & Company LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. We have also filed a registration statement on Form S-1, including exhibits, under the Securities Act with respect to the shares of Common Stock offered by this prospectus. This prospectus is part of the registration statement, but does not contain all of the information included in the registration statement or the exhibits. Our SEC filings are available to the public on the internet at a website maintained by the SEC located at
http://www.sec.gov.

Our website address is www.fireflyneuro.com. Through our website, we make available, free of charge, the following documents as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC, including our Annual Reports on Form
10-K; our proxy statements for our annual and special stockholder meetings; our Quarterly Reports on Form 10-Q; our Current
Reports on Form 8-K; Forms 3, 4, and 5 and Schedules 13D with respect to our securities filed on behalf of our directors and our executive officers; and amendments to those documents. The information contained on, or that may be accessed through, our website is not a part of, and is not incorporated into, this prospectus.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On November 15, 2023, WaveDancer, Inc. (?WaveDancer?) and its wholly owned subsidiary, FFN Merger Sub, Inc. (?FFN?), entered into an Agreement and Plan of Merger (as amended by that certain Amendment No. 1, dated as of January 12, 2024, and that certain
Amendment No. 2, dated as of June 17, 2024, ?Merger Agreement?) with Firefly Neuroscience 2023, Inc. (?Private Firefly?). In accordance with the Merger Agreement, FFN merged with and into Private Firefly, with Private Firefly surviving as a wholly owned subsidiary of WaveDancer. On August 12, 2024, (i) pursuant to the Amended and Restated Certificate of Incorporation of
WaveDancer, Inc., WaveDancer changed its name to Firefly Neuroscience, Inc., and (ii) pursuant to an amendment to its Certificate of
Incorporation Firefly, Private Firefly changed its name to Firefly Neuroscience 2023, Inc. and (iii) Private Firefly and FFN filed the
Certificate of Merger with the State of Delaware. On August 12, 2024, prior to the consummation of the Merger, WaveDancer effectuated a 1-for-3 reverse stock split of its common stock. On August 12, 2024, the Merger closed.

In connection with the Merger Agreement, WaveDancer entered into a Stock Purchase Agreement (?Tellenger Sale Transaction?) with
Wavetop Solutions, Inc. (?Wavetop?), a company owned and controlled by WaveDancer?s chief executive officer, to sell all the outstanding shares of Tellenger Inc. (?Tellenger?) to Wavetop. Tellenger is the company through which WaveDancer operated its day-
to-day business.

The following unaudited pro forma condensed combined financial information present the combination of the financial information of
Private Firefly and WaveDancer, adjusted to give effect to the Merger. The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X, Pro Forma Financial Information, as amended by the final rule, Release No. 33-10786 ?Amendments to Financial Disclosures about Acquired and Disposed Business?.

The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2023 combine the historical consolidated statements of operations of Private Firefly for the year ended December 31, 2023 and the historical consolidated statements of operations of WaveDancer for the year ended December 31, 2023, respectively, on a pro forma basis as if the Merger had been consummated on January 1, 2023, the beginning of the earliest period presented.

The merged company filed its Quarterly Report on Form 10-Q on November 14, 2024. The consolidated balance sheets as at
September 30, 2024 and statements of comprehensive loss for the nine months ended September 30, 2024 filed in Form 10-Q reflect the Merger. Given WaveDancer has wound down its corporate operations and sold its operating business, Tellenger, the statement of comprehensive loss filed in the Quarterly Report Form 10-Q is equivalent to what it would have been if the Merger had occurred on
January 1, 2024.

The unaudited pro forma condensed combined financial information was derived from and should be read in conjunction with the following historical financial statements and the accompanying notes:

?
WaveDancer?s audited consolidated financial statements and accompanying notes as of and for the year ended December 31,
2023, as contained in the Form 10-K filed on March 20, 2024 with the U.S. Securities and Exchange Commission (SEC).

?
Private Firefly?s audited financial statement as of and for the years ended December 31, 2023.

?
The other information contained in or incorporated by reference into this filing

110

Unaudited Pro Forma Condensed Combined Statement of Operations
For the Year Ended December 31, 2023
(Amounts expressed in United States dollars, except for number of shares)

Pro forma adjustments

Wave
Dancer
As
reported

Wind-down
of
WaveDancer
Corporate

Notes

Tellenger
Sale
Transaction

Notes

Wave
Dancer
Pro-
forma
basis
subtotal

Private
Firefly
Neuroscience
Firefly
As reported

Merger
Adjustments

Notes

Pro Forma
Combined
FS

Revenue

$
7,981,975

-

(b)

$
(7,981,975
)
(c)

-

$
498,000

-

$
498,000

Cost of
revenue

5,367,678

(1,000
)
(b)

(5,366,678
)
(c)

-

-

-

-

Gross profit

$
2,614,297

$
1,000

$
(2,615,297
)

-

$
498,000

-

$
498,000

Operating
expenses

Sales and
marketing

2,233

(1,793
)
(b)

(440
)
(c)

-

639,000

-

639,000

General and
administrative

5,622,663

(4,232,547
)
(b)

(1,390,116
)
(c)

-

2,196,000

387,343

(a)

3,772,891

-

-

-

-

-

410,000

(d)

-

-

-

-

-

-

779,548

(e)

-

Depreciation
and
amortization

217,236

(15,791
)
(b)

(201,445
)
(c)

-

-

-

-

Research and
development

-

-

-

-

741,000

-

741,000

Total
operating
expenses

$
5,842,132

$
(4,250,131
)

$
(1,592,001
)

-

$
3,576,000

$
1,576,891

$
5,152,891

Loss from
operations

$
(3,227,835
)

$
4,251,131

$
(1,023,296
)

-

$
(3,078,000
)

$
(1,576,891
)

$
(4,654,891
)
Other income
(expense)

Interest
expense, net

(103,256
)

103,229

(b)

27

(c)

-

(18,000
)

-

(18,000
)
Gain on sale
of equity
investment
and
settlement of
contingent
consideration
payable

382,525

(382,525
)
(b)

-

-

-

-

-

Gain on
litigation
settlement

1,442,468

(1,442,468
)
(b)

-

-

-

-

-

Unrealized
gain on
foreign
exchange

-

-

-

-

37,000

-

37,000

Other income
(expense)

10,596

(10,749
)
(b)

153

(c)

-

457,000

457,000

Total other
income
(expense)

$
1,732,333

$
(1,732,513
)

$
180

-

$
476,000

-

$
476,000

Loss from
continuing
operations
before income
taxes and
equity in net
loss of affiliate

$
(1,495,502
)

$
2,518,618

$
(1,023,116
)

-

$
(2,602,000
)

$
(1,904,013
)

$
(4,178,891
)
Income tax
(benefit)
expense

(42,585
)

307,733

(b)

(265,148
)
(c)

-

1,000

-

1,000

Net loss from
continuing
operations
before equity
in net loss of
affiliate

$
(1,452,917
)

$
2,210,885

$
(757,968
)

-

$
(2,603,000
)

$
(1,904,013
)

$
(4,179,891
)
Equity in net
loss of affiliate

(245,525
)

245,525

-

-

-

-

-

Net Loss

$
(1,698,442
)

$
2,456,410

$
(757,968
)

-

$
(2,603,000
)

$
(1,904,013
)

$
(4,179,891
)

Basic and
diluted
weighted
average
common stock
outstanding

649,590

6,499,748663

Basic and
diluted loss
per share

(2.61
)

(0.64
)

See accompanying notes to the unaudited pro forma condensed combined financial information

111

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(Amounts expressed in United States dollars, except for number of shares)

Note 1. Basis of Presentation

The Merger was treated as a reverse recapitalization, whereby Private Firefly was deemed to be the accounting acquirer, and the historical financial statement of Private Firefly became the historical financial statement of WaveDancer (renamed Firefly
Neuroscience, Inc.) upon the closing of the Merger. Under this method of accounting, WaveDancer was treated as the acquiree and
Private Firefly is treated as the acquirer for financial reporting purposes.

Accordingly, for accounting purposes, the Merger was treated as the equivalent of Private Firefly issuing stock for the net assets of
WaveDancer, accompanied by a recapitalization. The net assets of WaveDancer were stated at carrying values, with no goodwill or other intangible assets recorded.

The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2023 present pro forma effect of the Merger as if it had been completed on January 1, 2023. These periods are presented on the basis of Private Firefly being the accounting acquirer.

For the purposes of the unaudited pro forma condensed combined financial information, the accounting policies of WaveDancer and
Private Firefly are aligned with no differences. Accordingly, no effect has been provided for the pro forma adjustments described in notes to the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information should be read in conjunction with:

?
WaveDancer?s audited consolidated financial statements and accompanying notes as of and for the year ended December
31, 2023, as contained in the Form 10-K filed on March 20, 2024 with the U.S. Securities and Exchange Commission
(SEC).

?
Private Firefly

?
Firefly?s audited financial statement as of and for the years ended December 31, 2023.

Basic and Diluted Weighted Average Common Shares Outstanding

Year Ended
December 31,
2023

Private Firefly outstanding number of shares reported on audited financial statements

49,948,710

Exchange Ratio

0.1040

Shares of common stock issued in exchange for Private Firefly shares of common stock

5,194,749

Estimated additional shares to be issued relating to concurrent transactions disclosed within notes 2(d), 2(f)

655,409

Weighted average common stock outstanding of WaveDancer reported on Form 10-K and adjusted 1-for-3 reverse stock split

649,590

Pro forma weighted average common stock outstanding

6,499,748

112

Note 2. Pro Forma Adjustments - Unaudited Pro Forma Condensed Statement of Operations for the Year Ended December
31, 2023

a.    Reflects an adjustment of $387,343 in transaction cost relating to the Merger such as adviser fees, legal and accounting expenses.

b.    Reflects reversal of WaveDancer's corporate net expenses incurred during the year ended December 31, 2023 amounting to
$2,456,410 that would not be incurred from the Merger date. These costs include reversal of gain on litigation settlement, sale of equity investment and settlement of contingent consideration receivable, the equity in the net loss of affiliate, and other income.

c.    Reflects reversal of transactions related to Tellenger that was transferred to Wavetop as part of the Tellenger Sale Transaction amounting to a net income of $757,968.

d.    Reflects the restricted share units issuance to two officers of the Company under the Company?s restricted share units plan amounting to $410,000. Upon the consummation of the Merger, the restricted share units vested and the Company issued 59,264 shares of common stock.

e.    Reflects the issuance of 335,728 options by the Company in prior periods that partially vested upon Merger, resulting in $779,548 of expense. The fair value of the options is estimated based on the Black-Scholes option-pricing model. Key assumptions include the share price of $6.91, risk free rate of 3.82%, 0% dividend yield, expected volatility of 86.50%, and expected life of 3.91 years.

f.    Private Firefly?s Series C Preferred Stock had a mandatory conversion that was triggered upon the consummation of the Merger.
Pursuant to the terms of Series C Preferred Stock, all issued and outstanding shares of the Series C Preferred Stock converted into
596,145 shares of common stock upon consummation of the Merger. This has been reflected in the pro forma weighted average common shares outstanding.

113

INDEX TO FINANCIAL STATEMENTS

Page
Unaudited Consolidated Financial Statements for the Quarters Ended March 31, 2025 and March 31, 2024

Condensed Consolidated Balance Sheets as of March 31, 2025 (Unaudited) and December 31, 2024
F-2
Condensed Consolidated Statements of Operations and Comprehensive Loss for the Three Months Ended March 31, 2025 and
2024 (Unaudited)
F-3
Condensed Consolidated Statements of Equity (Deficit) for the Three Months Ended March 31, 2025 and 2024 (Unaudited)
F-4
Condensed Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2025 and 2024 (Unaudited)
F-5
Notes to Condensed Consolidated Financial Statements (Unaudited)
F-6

Audited Consolidated Financial Statements for the Years Ended December 31, 2024 and December 31, 2023
Page
Report of Independent Registered Public Accounting Firm (PCAOB ID: 7192)
F-17
Report of Independent Registered Public Accounting Firm (PCAOB ID: 76)
F-19
Consolidated Balance Sheets as of December 31, 2024 and 2023
F-20
Consolidated Statements of Operations and Comprehensive Loss for the Years Ended December 31, 2024 and 2023
F-21
Consolidated Statements of Changes in Shareholders? Equity (Deficit) for the Years Ended December 31, 2024 and 2023
F-22
Consolidated Statements of Cash Flows for the Years Ended December 31, 2024 and 2023
F-23
Notes to Consolidated Financial Statements
F-24

FIREFLY NEUROSCIENCE, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2025 AND DECEMBER 31, 2024
(IN THOUSANDS, EXCEPT SHARE DATA)

March 31,

December 31,

2025

2024

(Unaudited)

ASSETS

Current assets

Cash

$
9,545

$
1,810

Accounts receivable, net

100

121

Prepaid expenses and deposits

732

697

Total current assets

10,377

2,628

Non current assets

Prepaid expenses and deposits

1,682

1,657

Equipment, net

134

136

Intangible assets, net

170

180

Total non current assets

1,986

1,973

TOTAL ASSETS

$
12,363

$
4,601

LIABILITIES

Current liabilities

Accounts payable

$
1,612

$
1,816

Accrued liabilities

1,156

1,626

     Deferred revenue

-

13

     Convertible promissory note, net of unamortized discount

-

694

     Deemed dividend liability

4,410

-

     Derivative liability

-

827

Total current liabilities

7,178

4,976

TOTAL LIABILITIES

7,178

4,976

COMMITMENTS AND CONTINGENCIES (Note 10)

SHAREHOLDERS? EQUITY (DEFICIT)

Preferred shares, $0.0001 par value: 1,000,000 shares authorized - 2025; 1,000,000 shares authorized - 2024; nil issued and outstanding at March 31, 2025 and December
31, 2024

-

-

Common shares, $0.0001 par value: 100,000,000 shares authorized; 11,678,736 and
8,122,060 issued and outstanding at March 31, 2025 and December 31, 2024, respectively

1

-

Additional paid-in capital

109,608

86,709

Accumulated deficit

(104,424
)

(87,084
)
TOTAL SHAREHOLDERS? EQUITY (DEFICIT)

5,185

(375
)
TOTAL LIABILITIES AND SHAREHOLDERS? EQUITY

$
12,363

$
4,601

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

FIREFLY NEUROSCIENCE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

Three months ended

March 31,

2025

2024

REVENUE

$
43

$
12

OPERATING EXPENSES

Research and development expenses

312

289

Selling and marketing expenses

208

249

General and administration expenses

1,588

565

TOTAL OPERATING EXPENSES

2,108

1,103

OPERATING LOSS

(2,065
)

(1,091
)

OTHER INCOME (EXPENSE)

Interest and bank fees

(128
)

(2
)
Unrealized gain (loss) on foreign exchange

3

(28
)
  Change in derivative fair value

(9,369
)

-

  Loss on settlement of convertible promissory note

(1,353
)

-

Other income (expense)

(18
)

(1
)
TOTAL OTHER INCOME (EXPENSE)

(10,865
)

(31
)

LOSS BEFORE INCOME TAX

(12,930
)

(1,122
)

Income tax provision

-

-

NET LOSS AND COMPREHENSIVE LOSS

$
(12,930
)

$
(1,122
)

Deemed dividend on warrant inducement

(4,410
)

-

NET LOSS AND COMPREHENSIVE LOSS ATTRIBUTABLE TO COMMON
STOCKHOLDERS

$
 (17,340
)

$
(1,122
)

BASIC AND DILUTED LOSS PER SHARE

$
(1.74
)

$
(0.22
)

WEIGHTED AVERAGE NUMBER OF SHARES OF COMMON STOCK
OUTSTANDING, BASIC AND DILUTED

9,956,933

5,194,665

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

FIREFLY NEUROSCIENCE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS? EQUITY
(DEFICIT)
MARCH 31, 2025 AND 2024
(IN THOUSANDS, EXCEPT SHARE DATA)

Preferred stock

Common stock

Number of
shares

Number of
shares to
be
issued

Amount

Number of
shares

Number of
shares to
be
issued

Amount

Additional
paid-in
capital

Accumulated
deficit

Total
Shareholder?s
equity
(deficit)

BALANCE AT
DECEMBER 31, 2024

-

-

$
-

8,122,060

-

$
-

$
86,709

$
(87,084
)

$
(375
)
Private placement, net of
issuance costs

-

-

-

547,737

-

-

1,464

-

1,464

Shares issued - warrants
exercises

-

-

-

2,186,595

-

1

8,827

-

8,828

Shares issued for conversion
of Convertible Promissory
Note

-

-

-

800,000

-

-

12,329

-

12,329

Shares issued for consulting
services

-

-

-

22,344

-

-

32

-

32

Share-based compensation
expense

-

-

-

-

-

-

247

-

247

Deemed dividend on
warrant inducement

-

-

-

-

-

-

-

(4,410
)

(4,410
)
Net loss

-

-

-

-

-

-

-

(12,930
)

(12,930
)
BALANCE AT MARCH
31, 2025

-

-

$
-

11,678,736

-

$
1

109,608

$
(104,424
)

$
5,185

BALANCE AT
DECEMBER 31, 2023

1,676,165

(1,516,199
)

$
-

3,678,550

1,516,199

$
-

$
76,733

$
(76,624
)

$
109

Series B Preferred Stock
conversion

(1,516,199
)

1,516,199

-

1,516,199

(1,516,199
)

-

-

-

-

Series C Preferred Stock
offering

86,999

-

-

-

-

-

945

-

945

Share-based compensation
expense

-

-

-

-

-

-

59

-

59

Net loss

-

-

-

-

-

-

-

(1,122
)

(1,122
)
BALANCE AT MARCH
31, 2024

246,965

-

$
-

5,194,749

-

$
-

$
77,737

$
(77,746
)

$
(9
)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

FIREFLY NEUROSCIENCE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024
(IN THOUSANDS)

Three months ended
March 31,

2025

2024

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss

$
(12,930
)

$
(1,122
)
Adjustments to reconcile net loss to net cash used in operating activities

Depreciation and amortization

19

-

Share-based compensation expense

247

59

       Accretion expense on convertible promissory note

126

-

       Change in derivative fair value

9,369

-

       Loss on settlement of convertible promissory note

1,353

-

       Drawdown in shares issued for prepaid services

63

-

       Shares issued for consulting services

32

-

Changes in operating assets and liabilities:

Change in accounts receivable, net

21

-

Change in prepaid expenses and deposits

(124
)

(10
)
Change in trade payables

(204
)

357

Change in accrued liabilities

(470
)

(603
)
Change in deferred revenue

(13
)

-

Net cash used in operating activities

(2,511
)

(1,319
)

CASH FLOWS FROM INVESTING ACTIVITIES:

Payments to acquire equipment

(7
)

-

Product enhancement ? intangible asset

-

(131
)
Net cash used in investing activities

(7
)

(131
)

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from sale of shares (2025) and settlement of convertible promissory note
(2024), net of issuance costs

1,425

945

Proceeds from warrants exercises

8,828

-

Net cash provided by financing activities

10,253

945

INCREASE (DECREASE) IN CASH

7,735

(505
)
BALANCE OF CASH AT THE BEGINNING OF PERIOD

1,810

2,143

BALANCE OF CASH AT THE END OF PERIOD

$
9,545

$
1,638

Supplemental cash flow information

Cash paid for interest

-

-

     Cash paid for income taxes

-

-

Non-cash investing and financing activities

Shares issued for conversion of Convertible Promissory Note

12,339

-

Deemed dividend on warrant inducement

4,410

-

Non-cash acquisition of equipment

-

(60
)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

FIREFLY NEUROSCIENCE, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 1: BUSINESS DESCRIPTION

Overview

Firefly Neuroscience, Inc. (formerly WaveDancer, Inc.), a Delaware corporation, and its wholly owned subsidiaries Firefly
Neuroscience 2023, Inc., a Delaware corporation (formerly known as Firefly Neuroscience, Inc.), Firefly Neuroscience Ltd., an Israeli
corporation (formerly known as Elminda Ltd.), Elminda 2022 Inc., a Delaware corporation (formerly known as Elminda Inc.), Firefly
Neurosciences Canada Inc., a Canadian corporation, and Elminda Canada Inc., a Canadian corporation (collectively, the "Company"), are engaged in the development, marketing and distribution of medical devices and technology allowing high resolution visualization and evaluation of the complex neuro-physiological interconnections of the human brain.

NOTE 2: GOING CONCERN

As of March 31, 2025, the Company had an accumulated deficit of $104,424 and negative cash flow from operating activities for the three months ended March 31, 2025, of $2,511. Further, the Company has recurring losses with minimal revenue from operations and expects to continue generating losses and using cash for operations. On April 30, 2025, the Company paid $3,000 of cash for the acquisition of Evoke Neuroscience, Inc. ("Evoke") (Note 16). While the Company is attempting to raise funds for commercialization, its monthly cash requirements during the three months ended March 31, 2025, have been met through the sales of common stock and warrant exercises. These conditions raise substantial doubt about the Company?s ability to continue as a going concern. Therefore, the
Company may be unable to realize its assets and discharge its liabilities in the normal course of business.

Management of the Company has a reasonable expectation that the Company can continue raising additional capital to continue in operational existence for the foreseeable future. Ability to raise additional funds will depend on, among other factors, financial, economic and market conditions, many of which are outside of our control and there can be no assurance that the Company will be able to obtain additional funding on satisfactory terms or at all.

NOTE 3: BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the Unites States of America (?U.S. GAAP?).

The results reported in these unaudited condensed consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for any subsequent period or for the entire period. These unaudited condensed consolidated financial statements and notes thereto should be read in conjunction with the Company?s annual audited consolidated financial statements for the year ended December 31, 2024, and the notes thereto included in the Company?s Form 10-K filed with the SEC on April 3, 2025.
Certain information and footnote disclosures normally included in the audited consolidated financial statements prepared in accordance with U.S. GAAP have been condensed or omitted in the accompanying unaudited condensed consolidated financial statements. All amounts are disclosed in thousands, except share and per share amounts. The accompanying unaudited condensed consolidated financial statements contain all adjustments, consisting only of normal recurring adjustments, except as otherwise indicated, necessary for a fair statement of its consolidated financial position, results of operations, and cash flows of the Company for all periods presented.

Principles of consolidation

These unaudited consolidated financial statements include the financial information of the Company and its subsidiaries. The
Company consolidates legal entities in which it holds a controlling financial interest. The Company has a two-tier consolidation model: one focused on voting rights (the voting interest model) and the second focused on a qualitative analysis of power over significant activities and exposure to potentially significant losses or benefits (the variable interest model). All entities are first evaluated to determine whether they are variable interest entities (?VIE?). If an entity is determined not to be a VIE, it is assessed on the basis of voting and other decision-making rights under the voting interest model. The accounts of the subsidiaries are prepared for the same reporting period using consistent accounting policies. All intercompany balances and transactions were eliminated on consolidation.

Use of estimates in the preparation of consolidated financial statements

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates and assumptions, and such differences could be material to the Company?s financial position and results of operations.

Significant accounting policies

There have been no new or material changes to the significant accounting policies discussed in the Company?s audited consolidated financial statements for the year ended December 31, 2024.

Impact of recently issued accounting standards

In December 2023, the FASB issued ASU 2023-09 ?Income Taxes (Topics 740): Improvements to Income Tax Disclosures? to
expand the disclosure requirements for income taxes, specifically related to the rate reconciliation and income taxes paid. ASU 2023-
09 is effective for the Company's fiscal year 2025. The Company will include such disclosure in its Annual Report on Form 10-K for the year ended December 31, 2025.

The Company has evaluated issued Accounting Standards Updates that have not yet been adopted and believes the adoption of these standards will not have a material impact on its condensed consolidated financial statements.

NOTE 4: ACCOUNTS RECEIVABLE, NET

Details of accounts receivable balance is as follows:

March 31,

December 31,

2025

2024

Accounts
receivable

$
100

$
233

Allowance
for
doubtful
receivables

-

(112
)
Total

$
100

$
121

NOTE 5: PREPAID EXPENSES AND DEPOSITS

Details of prepaid expenses and deposits balance is as follows:

March 31,

December 31,

2025

2024

Shares issued for prepaid services

$
408

$
417

Prepaid expenses and deposits

324

280

Total (current)

$
732

$
697

Shares issued for prepaid services

$
911

$
974

Prepaid expenses and deposits

771

683

Total (non-current)

$
1,682

$
1,657

NOTE 6: EQUIPMENT, NET

Equipment balance is as follows:

March 31,

December 31,

2025

2024

Medical equipment, cost

$
128

$
148

Medical equipment subject to operating leases, cost

27

-

Less ? accumulated depreciation

(21
)

(12
)
Equipment, net

$
134

$
136

Depreciation expense was $9 and $nil for the three months ended March 31, 2025, and 2024, respectively.

Medical equipment subject to operating leases includes hardware leased to customers as part of the Company's products and services offerings. During the three months ended March 31, 2025, the Company entered into a contract with a customer which contains a lease component. Accordingly, the Company accounts for the monthly payments as lease revenue.

NOTE 7: INTANGIBLE ASSETS, NET

The following tables summarize the composition of intangible assets as of March 31, 2025:

March 31, 2025

Gross
Carrying
Amount

Accumulated
Amortization

Accumulated Impairment

Net
Carrying
Amount

Weighted
Average
Life

Finite lived intangible assets

       BNA software

$
1,109

$
(65
)

$
(874
)
$
170

4.50

Total intangible assets

$
1,109

$
(65
)

$
(874
)
$
170

December 31, 2024

Gross
Carrying
Amount

Accumulated
Amortization

Accumulated Impairment

Net
Carrying
Amount

Weighted
Average
Life

Finite lived intangible assets

       BNA software

$
1,109

$
(55
)

$
(874
)
$
180

4.75

Total intangible assets

$
1,109

$
(55
)

$
(874
)
$
180

Amortization expense was $10 and $nil for the three months ended March 31, 2025, and 2024, respectively.

The estimated aggregate future amortization expense for intangible assets subject to amortization as of March 31, 2025, is summarized below:

Year ending December 31

Estimated Future
Amortization
Expense

2025
$
28

2026

38

2027

38

2028

38

2029

28

Thereafter

-

Total
$
170

NOTE 8: CONVERTIBLE PROMISSORY NOTE

On December 20, 2024, the Company issued a convertible promissory note of $2,400 and warrants to purchase up to 800,000 shares of common stock at an exercise price of $4.00 per share (?Convertible Promissory Note Warrants?). The note included a discount of
$360, and the Company received gross proceeds of $2,040. The note is convertible at $3.00 per share, subject to adjustments
(?Conversion Option?). The principal amount of $2,400 was scheduled to mature and become due and payable on December 20, 2025.
The Company bifurcated the Conversion Option and accounted for it as a derivative liability due to the conversion feature not being clearly and closely related to the economic characteristics of the host contract.

On February 13, 2025, the convertible promissory note was converted to 800,000 shares of common stock at the conversion price of
$3.00 per share. The derivative liability was recorded at its estimated fair value prior to its derecognition upon conversion of the associated convertible promissory notes, resulting in a loss of $9,369. The derecognition of the Conversion Option and host contract on February 13, 2025, and the corresponding issuance of 800,000 shares of common stock at a fair value of $12,368 resulted in an additional loss of $1,353 on the consolidated statement of operations for the three months ended March 31, 2025. The Company incurred $29 in transaction costs relating to the exercise of the conversion option.

The following table summarizes the amortized cost portion of the convertible promissory note:

Balance at December 31, 2023
$
-

Convertible promissory note proceeds, net of transaction costs

1,955

Allocation to warrants, net of transaction costs

(636
)
Allocation to Conversion Option, at fair value including transaction costs

(655
)
Interest and accretion

30

Balance at December 31, 2024
$
694

Interest and accretion

126

Settlement via conversion

(820
)
Total
$
-

The following table summarizes the fair value changes of the Conversion Option:

Balance at December 31, 2023
$
-

Allocation to Conversion Option, at fair value

671

Change in derivative fair value

156

Balance at December 31, 2024
$
827

Change in derivative fair value

9,369

Settlement via conversion

(10,196
)
Total
$
-

NOTE 9: LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT

Israeli labor law requires payment of severance pay upon dismissal of an employee or upon termination of employment in certain circumstances. Pursuant to Section 14 of the Israeli Severance Compensation Act, 1963, all the Company?s employees located in
Israel are entitled to monthly deposits, at a rate of 8.33% of their monthly salary, made in their name with insurance companies.
Payments made in accordance with Section 14 relieve the Company from any future severance payments in respect of those employees. In accordance with the Israeli Severance Compensation Act, payments were $11 and $14 for the three months ended
March 31, 2025, and 2024, respectively, which are included in salary and employee benefits within research and development expenses.

NOTE 10: COMMITMENTS AND CONTINGENCIES

a. Royalty Commitment - Israeli Innovation Authority (?IIA?)

The Company is committed to pay royalties to the State of Israel, through the Israel Innovation Authority (?IIA?), on proceeds from sales of products in which the IIA participated by way of grants for research and development. No grants were received in 2025 or
2024. Under the terms of the prior IIA grant agreements, the principal value of financial assistance received along with annual interest based on London Inter-Bank Offered Rate (?LIBOR?) is repayable in form of royalties at 3.0% of BNA? sales. Since the elimination of LIBOR, the Secured Overnight Financing Rate (?SOFR?) subsequently replaced LIBOR as a reference rate of interest for IIA grant agreements. In the case of lack of commercial feasibility of the project that was financed using the grant, the Company is not obligated to pay any royalty. The Company cannot reasonably determine the outcome of the commercialization of the technology and considers the liability to be contingent upon generation of sales; hence no liability has been recognized as of March 31, 2025, and December 31,
2024. The contingent liability amounts to $5,860 and $5,833 for March 31, 2025, and December 31, 2024, respectively.

Sale of the technology developed utilizing the grants from IIA is restricted and is subject to IIA?s approval.

b. Equity Line of Credit

On December 20, 2024, the Company entered into an equity line of credit agreement with an investor (the ?Purchase Agreement?), allowing the Company to direct the investor purchase up to $10,000 in shares of common stock, subject to certain conditions, including filing a registration statement with the U.S. Securities and Exchange Commission (?SEC?). The Company has the right to submit an advance notice for the lower of (i) an amount equal to 40% of the average of the Daily Value Traded (as defined in the
Purchase Agreement) of common stock on the five trading days immediately preceding an advance notice, or (ii) $2,000. The purchase price will be 88% of the daily VWAP on the trading day commencing on the date of the advance notice. In connection with the Purchase Agreement, the Company has paid a $300 commitment fee and recorded within non-current prepaid expenses and deposits. The Company incurred $36 of deferred offering costs associated with the Purchase Agreement and recorded within non-
current prepaid expenses and deposits. Both the commitment fee and deferred offering costs will be charged against the gross proceeds of future sales of shares of common stock under the Purchase Agreement. The Company may not issue shares to the counterparty if it would result in the counterparty owning more than 9.99% of the outstanding shares of common stock. As of March 31, 2025, the
Company did not issue any shares pursuant to the Purchase Agreement.

NOTE 11: EQUITY

a.
Shares

On February 13, 2025, convertible promissory note (Note 8) was converted to 800,000 shares of common stock at the conversion price of $3.00 per share. Transaction costs incurred of $39 relating to the exercise of the conversion option are offset within additional paid-
in capital.

On March 28, 2025, the Company entered into a private placement transaction (the "PIPE 2025"), pursuant to which the Company agreed to issue and sell (i) 547,737 shares of common stock and (ii) warrants (the "PIPE 2025 warrants") to purchase up to 547,737 shares of common stock, at a combined purchase price of $3.00 per unit. Each warrant entitles the purchasers to acquire one share of common stock at a price of $4.00 per share for a period of three years from the date of issue. The Company issued broker warrants to purchase up to 25,958 shares of common stock to the associated broker in connection with the offering. The aggregate gross proceeds from the PIPE 2025 were $1,643. The Company incurred $179 of costs associated with the issuance. The PIPE 2025 warrants and related broker warrants are equity classified instruments and are recorded as equity.

During the three months ended March 31, 2025, certain warrant holders exercised their warrants (Note 11.b) and penny warrants (Note
11.c) to purchase 2,186,595 shares of common stock for proceeds of $8,828 for the Company.

b.
Warrants

The following table summarizes the Company?s warrant activity for the three months ended March 31, 2025:

Number of
Warrants

Weighted Average
Exercise Price

Weighted Average
Remaining Life

Outstanding warrants, January 1, 2025

1,971,216

$
11.54

4.30

PIPE 2025 warrants

547,737

4.00

PIPE 2025 broker warrants

25,958

3.80

Exercised

(1,623,530
)

5.43

Outstanding warrants, March 31, 2025

921,381

$
17.60

2.36

During the three months ended March 31, 2025, the Company entered into a warrant inducement agreement (the "Inducement
Agreement") with holders ("PIPE 2024 warrant holders") of the Company's existing warrants ("PIPE 2024 warrants"). Pursuant to the
Inducement Agreement, PIPE 2024 warrant holders agreed to exercise for cash PIPE 2024 warrants to purchase up to 823,529 shares of common stock at an exercise price of $6.83. On February 12, 2025, PIPE 2024 warrants were exercised in full for cash proceeds of
$5,625. The Company recorded a deemed dividend of $4,410 in relation to the Inducement Agreement as it is considered an inducement offer to exercise the PIPE 2024 warrants. The Company recognized a corresponding liability of $4,410 for the shares to be issued. The fair value of a deemed dividend is estimated based on the fair value of the underlying share of common stock on the warrant exercise date. On April 28, 2025, the Company issued 340,000 shares of its common stock pursuant to the Inducement
Agreement.
Further, the Company received proceeds of $3,200 from the exercise of Convertible Promissory Note Warrants (Note 8).

c.
Warrants exercisable for little or no consideration

Warrants exercisable for little or no consideration are fully vested warrants that allow the holders to acquire a specified number of the issuer?s shares at a nominal exercise price. The following table summarizes the Company?s penny warrant activity for the three months ended March 31, 2025:

Number of
Warrants

Weighted Average
Remaining Life

Outstanding warrants, January 1, 2025

699,546

3.22

Exercised

(563,065
)

Outstanding warrants, March 31, 2025

136,481

3.17

d.
Employees stock option plan

A summary of option activity under the Company's equity incentive plan as of March 31, 2025, and changes during the three-
month period ended, is presented below.

Number of
Stock Options

Weighted
Average
Exercise Price

Weighted
Average
Remaining
Contractual
Term (Years)

Aggregate
Intrinsic Value

Outstanding Options, December 31, 2024

470,061

$
9.64

3.97

$
-

Granted

15,000

3.12

Forfeited or expired

(8,320
)

(5.18
)

Outstanding Options, March 31, 2025

476,741

$
9.51

3.72

$
12

The share-based compensation expense related to options for the three months ended March 31, 2025, and 2024, was $86 and $59, respectively. The fair value of options granted for the three months ended March 31, 2025, and 2024, was $34 and $nil, respectively.

The fair value of each option award is estimated on the date of grant using a Black Scholes pricing option valuation model that uses the assumptions noted in the following table.

2025

2024

Risk free rate

3.98%

-

Dividend yield

0%

-

Expected volatility

93.18%

-

Expected term (in years)

3.12

-

A summary of the Company?s nonvested options as of March 31, 2025, and changes during the three-month period ended, is presented below.

Number of Stock
Options

Weighted Average
Grant-Date Fair
Value

Non-Vested Options, December 31, 2024

206,427

$
4.56

Options granted

15,000

2.28

Options vested

(28,205
)

4.63

Options forfeited

(7,164
)

5.11

Non-Vested Options, March 31, 2025

186,058

$
4.34

As of March 31, 2025, there was $225 of total unrecognized compensation cost related to nonvested options granted. That cost is expected to be recognized over a period of 2.50 years.

e.
Restricted share units (?RSUs?)

On March 10, 2025, the Company granted 10,000 RSUs to certain management and directors. RSUs shall vest in eight equal instalments at each quarter over a period of two years.

A summary of RSU activity under the Company's equity incentive plan as of March 31, 2025, and changes during the period then ended is presented below.

Number of Stock
RSUs

Aggregate Intrinsic
Value

Outstanding, December 31, 2024

-

$
-

RSUs granted

10,000

Outstanding, March 31, 2025

10,000

$
39

The share-based compensation expense related to RSUs for the three months ended March 31, 2025, and 2024 was $1 and $nil, respectively. The fair value of RSUs granted for the three months ended March 31, 2025, and 2024, was $31 and $nil, respectively.

The fair value of each RSU is estimated based on grant-date fair value of the underlying share of common stock.

A summary of the Company?s nonvested RSUs as of March 31, 2025, and changes during the three months period ended, is presented below.

Number of Stock
RSUs

Weighted Average
Grant-Date Fair
Value

Non-Vested RSUs, December 31, 2024

-

$
-

RSUs granted

10,000

3.12

Non-Vested RSUs, March 31, 2025

10,000

$
3.12

As of March 31, 2025, there was $30 of total unrecognized compensation cost related to nonvested RSUs granted. That cost is expected to be recognized over a weighted-average period of 1.94 years.

f.
Deferred stock units ("DSUs")

On March 10, 2025, the Company granted 66,668 DSUs to certain management and directors. An aggregate of 33,332 DSUs vested on the date of the grant, with the remaining DSUs vesting in equal instalments each quarter over a period of two quarters.

A summary of DSU activity under the Company's equity incentive plan as of March 31, 2025, and changes during the period then ended is presented below.

Number of Stock
DSUs

Aggregate Intrinsic
Value

Outstanding, December 31, 2024

-

$
-

DSUs granted

66,668

Outstanding, March 31, 2025

66,668

$
262

The share-based compensation expense related to DSUs for the three months ended March 31, 2025, and 2024 was $117 and $nil, respectively. The fair value of DSUs granted for the three months ended March 31, 2025, and 2024, was $209 and $nil, respectively.

The fair value of each DSU is estimated based on grant-date fair value of the underlying share of common stock.

A summary of the Company?s nonvested DSUs as of March 31, 2025, and changes during the three months period ended, is presented below.

Number of Stock
DSUs

Weighted Average
Grant-Date Fair
Value

Non-Vested DSUs, December 31, 2024

-

$
-

DSUs granted

66,668

3.12

DSUs vested

(33,332
)

(3.12
)
Non-Vested DSUs, March 31, 2025

33,336

$
3.12

As of March 31, 2025, there was $92 of total unrecognized compensation cost related to nonvested DSUs granted. That cost is expected to be recognized over a weighted-average period of 0.45 years.

NOTE 12: BASIC AND DILUTED NET LOSS PER SHARE

Basic net loss per common share is computed by dividing net loss attributable to holders of common stock by the weighted average number of shares of common stock outstanding during the period. Weighted average number of shares of common stock outstanding during the period computation includes shares of common stock to be contractually issued as of the period end date and warrants exercisable for little or no consideration in relation to the share price. Shares of common stock that were issued and are subject to vesting conditions are not considered outstanding during the requisite service period.

Diluted net loss per common share is computed by giving effect to all potential dilutive shares of common stock that were outstanding during the period when the effect is dilutive. As of March 31, 2025, potential dilutive shares of common stock consist of shares issuable upon exercise of stock options, warrants, RSUs and DSUs. No adjustments have been made to the weighted average outstanding shares of common stock figures for the three months ended March 31, 2025, or 2024, as the assumed conversion would be anti-dilutive.

The following table summarizes the potential shares of common stock that were excluded from the computation of diluted net loss per share, as such shares would have had an anti-dilutive effect:

2025

Warrants (Note 11.b)

921,381

Stock options (Note 11.d)

476,741

Unvested RSUs (Note 11.e)

10,000

Unvested DSUs (Note 11.f)

33,332

Shares issuable pursuant to the Inducement Agreement (Note 11.b)

340,000

Total

1,781,454

As of March 31, 2024, a total of 753,952 potential issuable shares of common stock, consisting of 335,214 potential issuable shares on warrants, 134,333 potential issuable shares on options, and 284,405 potential issuable shares on Series C Preferred Stock, were excluded from the computation of diluted net loss per share, as such shares would have had an anti-dilutive effect.

For the purposes of the computation of basic and diluted net loss per share, an amount recognized as a deemed dividend reduced net loss available to common stockholders in a manner similar to the application of the two-class method. The net loss available to common stockholders was adjusted by the deemed dividend associated with the Inducement Agreement (Note 11.b).

NOTE 13: RELATED PARTY TRANSACTIONS

On March 10, 2025, the Company issued stock options to an officer to purchase up to an aggregate of 15,000 shares of common stock and granted 66,668 DSUs and 10,000 RSUs to certain management and directors (Note 11). An aggregate stock-based compensation expense of $117 was recognized relating to these awards during the three months ended March 31, 2025.

NOTE 14: REVENUE

Three months ended
March 31,

2025

2024

Type of goods and services

Service

$
9

$
-

Rentals

34

12

Total

$
43

$
12

Timing of recognition of revenue

Point in time

9

4

Over time

34

8

Total

$
43

$
12

NOTE 15: SEGMENT REPORTING

The Company has one reportable segment managed on a consolidated basis: BNA platform. The Company derives revenue primarily in North America and manages the business activities on a consolidated basis. The technology used in the customer arrangements is based on a single software platform that is deployed to and implemented by customers in a similar manner. The service term for the software arrangements is variable. The Company does not have intra-entity sales or transfers.

The Company?s chief operating decision maker (?CODM?) is the Chief Executive Officer, who reviews financial information presented on a consolidated basis to allocate resources, evaluate financial performance and make overall operating decisions. The measure of segment profit or loss that is most consistent with the consolidated financial statements is consolidated net loss. The accounting policies of our single reportable segment are the same as those for the consolidated financial statements. The level of disaggregation and amounts of significant segment expenses that are regularly provided to the CODM are the same as those presented in the consolidated statements of operations. Likewise, the measure of segment assets is reported on the consolidated balance sheets as total assets.

NOTE 16: SUBSEQUENT EVENTS

On April 30, 2025, the Company acquired all outstanding stock of Evoke Neuroscience, Inc. (?Evoke?), a privately held company which provides customers with a package of hardware and software to measure the electrical activity of the brain. The consideration transferred of approximately $6,000 consists of $3,000 in cash and 857,149 shares of the Company?s shares of common stock for consideration of $3,000. The Company may also be subject to payment of contingent consideration up to $500 based on earnout targets. Due to the timing of the closing of this transaction, the Company has not yet completed its evaluation of the accounting for this transaction, and the identification and determination of fair value of certain assets and liabilities acquired in accordance with ASC
805, Business Combinations. The Company is evaluating the potential effects of this acquisition on the financial statements. Accordingly, financial information has not been provided as such information is not currently readily available.

On April 28, 2025, the Company issued 340,000 shares of common stock pursuant to the Inducement Agreement (Note 11).

On April 28, 2025, the Company entered into a settlement agreement relating to the termination of a former employee of the
Company. Pursuant to the settlement agreement, the Company has agreed to issue 21,000 shares of the Company's shares of common stock as full and final settlement compensation.

FIREFLY NEUROSCIENCE, INC.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of
Firefly Neuroscience, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Firefly Neuroscience, Inc. (the ?Company?) as of December 31,
2024, the related consolidated statements of operations and comprehensive loss, changes in shareholders? equity (deficit) and cash flows for the year ended December 31, 2024, and the related notes (collectively referred to as the ?financial statements?).  In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31,
2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph ? Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company has a significant working capital deficiency, has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the
Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the
Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting
Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the
U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Convertible Promissory Note

As disclosed in Note 9, the Company entered into a securities purchase with a lender and issued a convertible promissory note and common stock warrants. The Company concluded that the embedded conversion feature within the convertible promissory note should be accounted for as a derivative liability and the warrants were classified as equity.  The Company has exercised significant amount of judgement into how the conversion feature of the convertible promissory note should be accounted for under the basis of the accounting principles generally accepted in the United States of America.

We identified the evaluation of the accounting treatment of the convertible promissory note as a critical audit matter due to the nature and extent of audit effort required to obtain sufficient appropriate audit evidence to address the risks of material misstatement related to the accounting and disclosure of the Company?s convertible promissory note. The nature and extent of audit effort required to address the matter included significant involvement of more experienced engagement team members.  The primary procedures we performed to address this critical audit matter included the following:

?
We examined the executed securities purchase agreement and analyzed the terms in the agreement, such as the conversion price and conversion price adjustments, events of default, and other terms of the convertible note, and evaluated management?s analysis, accounting memorandum and supporting schedules.

?
We evaluated and tested management?s assumptions, including, but not limited to, peer company selection for volatility calculations and interest rate applied, and applicability to the general accepted accounting principles of the United
States of America.

?
We concluded on the classification, valuation and accuracy of the accounting treatment and disclosure of the convertible promissory note.

/s/ MARCUM CANADA LLP
Marcum Canada LLP
(PCAOB ID 7192)

We have served as the Company?s auditor since 2024.
Toronto, ON, Canada
April 2, 2025

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Firefly Neuroscience, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Firefly Neuroscience, Inc. as of December 31, 2023, and the
related consolidated statements of operations and comprehensive loss, changes in shareholders? equity (deficit), and cash flows for the year then ended, and the related notes to consolidated financial statements (collectively referred to as the ?financial statements?). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31,
2023, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 of the notes to consolidated financial statements, the Company suffered a loss from operations and will require significant capital to sustain operations that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company?s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight
Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We served as Firefly Neuroscience, Inc.'s auditor from 2023 to 2024.

Dallas, Texas
May 22, 2024, except for the effects of the reverse merger described in Notes 1 and 4, as to which the date is January 13, 2025.

Turner, Stone & Company, L.L.P.
Accountants and Consultants
12700 Park Central Drive, Suite 1400
Dallas,Texas 75251
Telephone: 972-239-1660 ? Facsimile: 972-239-1665
Toll Free: 877-853-4195
Web site: turnerstone.com

FIREFLY NEUROSCIENCE, INC.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2024 AND 2023
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

December 31,

2024

2023

ASSETS

Current assets

Cash

$
1,810

$
2,143

Accounts receivable, net

121

84

Prepaid expenses and deposits

697

28

Total current assets

2,628

2,255

Non current assets

Prepaid expenses and deposits

1,657

-

Equipment, net

136

-

Intangible assets, net

180

386

Total non current assets

1,973

386

TOTAL ASSETS

$
4,601

$
2,641

LIABILITIES

Current liabilities

Accounts payable

$
1,816

$
630

Accrued liabilities

1,626

1,902

Deferred revenue

13

-

Convertible promissory note, net of unamortized discount

694

-

Derivative liability

827

-

Total current liabilities

4,976

2,532

TOTAL LIABILITIES

4,976

2,532

COMMITMENTS AND CONTINGENCIES (See Note 11)

SHAREHOLDERS? EQUITY (DEFICIT)

Preferred shares, $0.0001 par value: 1,000,000 shares authorized ? 2024
3,120,000 shares authorized ? 2023
Nil and 1,676,165 issued and outstanding at December 31, 2024 and 2023, respectively

-

-

Common shares, $0.0001 par value: 100,000,000 shares authorized ? 2024
258,880,000 shares authorized ? 2023
8,122,060 and 3,678,550 issued and outstanding at December 31, 2024 and 2023, respectively

-

-

Additional paid-in capital

86,709

76,733

Accumulated deficit

(87,084
)

(76,624
)
TOTAL SHAREHOLDERS? EQUITY (DEFICIT)

(375
)

109

TOTAL LIABILITIES AND SHAREHOLDERS? EQUITY

$
4,601

$
2,641

The accompanying notes are an integral part of these consolidated financial statements.

FIREFLY NEUROSCIENCE, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

Year ended

December 31

2024

2023

REVENUE

$
108

$
498

OPERATING EXPENSES:

Research and development expenses

1,954

741

Selling and marketing expenses

1,201

639

General and administration expenses

6,133

2,196

    Impairment of intangible assets

874

-

TOTAL OPERATING EXPENSES

10,162

3,576

OPERATING LOSS

(10,054
)

(3,078
)

OTHER INCOME (EXPENSE)

Interest and bank fees

(69
)

(18
)
Foreign exchange gain

11

37

Change in derivative fair value

(156
)

-

Other income (expenses)

(190
)

457

TOTAL OTHER INCOME (EXPENSE)

(404
)

476

LOSS BEFORE INCOME TAX

(10,458
)

(2,602
)

Income tax provision

(2
)

(1
)

NET LOSS AND COMPREHENSIVE LOSS

$
(10,460
)

$
(2,603
)

BASIC AND DILUTED LOSS PER SHARE

$
(1.60
)

$
(0.81
)

WEIGHTED AVERAGE NUMBER OF SHARES OF COMMON STOCK
OUTSTANDING, BASIC AND DILUTED

6,546,769

3,233,270

The accompanying notes are an integral part of these consolidated financial statements.

FIREFLY NEUROSCIENCE, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS? EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023
(IN THOUSANDS, EXCEPT SHARE DATA)

Preferred stock

Common stock

Number of
Shares

Number of
shares to
be issued

Amount

Number
of shares

Number of
shares to
be issued

Amount

Additional
paid-in
capital

Accumulated
deficit

Total
Shareholder?s
equity
(deficit)

BALANCE AT
JANUARY 1, 2023

-

-

$
-

265,485

-

$
-

$
71,195

$
(74,021
)

$
(2,226
)
Common Stock Private
Placement

-

-

-

3,383,784

-

-

133

-

133

Series B Preferred Stock
Offering

1,516,199

(1,516,199
)

-

-

1,516,199

-

2,608

-

2,608

Series C Preferred Stock
Units offering

159,966

-

-

-

-

-

1,902

-

1,902

Share-based compensation
expense

-

-

-

29,636

-

-

295

-

295

Shares repurchase

-

-

-

(439
)

-

-

-

-

-

Net loss

-

-

-

-

-

-

-

(2,603
)

(2,603
)
BALANCE AT
DECEMBER 31, 2023

1,676,165

(1,516,199
)

$
-

3,678,550

1,516,199

$
-

$
76,733

$
(76,624
)

$
109

Series B Preferred Stock
conversion

(1,516,199
)

1,516,199

$
-

1,516,199

(1,516,199
)

$
-

-

-

-

Series C Preferred Stock
Units offering

86,953

-

-

-

-

-

945

-

945

Share exchange: former
shareholders? of
WaveDancer

-

-

-

802,142

-

-

(204
)

-

(204
)
Series C Preferred Stock
conversion

(246,919
)

-

-

596,145

-

-

-

-

-

Private placement, net of
issuance costs

-

-

-

319,207

-

-

3,363

-

3,363

Shares issued for debt
settlement

-

-

-

10,588

-

-

39

-

39

Shares issued for future
settlement of debt

-

-

-

45,344

-

-

-

-

-

Shares and warrants  issued
for consulting services

-

-

-

22,344

-

-

127

-

127

Shares issued for prepaid
services

-

-

-

433,360

-

-

2,440

-

2,440

Shares issued - stock
options, warrants and RSU
exercises

-

-

-

698,181

-

-

36

-

36

Warrants issued for
convertible promissory
note

-

-

-

-

-

-

636

-

636

Share-based compensation
expense

-

-

-

-

-

-

2,594

-

2,594

Net loss

-

-

-

-

-

-

-

(10,460
)

(10,460
)
BALANCE AT
DECEMBER 31, 2024

-

-

$
-

8,122,060

-

$
-

$
86,709

$
(87,084
)

$
(375
)

The accompanying notes are an integral part of these consolidated financial statements.

FIREFLY NEUROSCIENCE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023
(IN THOUSANDS)

Year Ended December 31,

2024

2023

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss

$
(10,460
)

$
(2,603
)
Adjustments to reconcile net loss to net cash used in operating activities

Depreciation and amortization

67

-

Interest and bank fees

30

-

Change in derivative fair value

156

-

Impairment of intangible assets

874

Other income (expenses)

12

-

Share-based compensation expense

2,594

295

Shares and warrants issued for consulting services

127

-

Changes in operating assets and liabilities:

Change in accounts receivable

(37
)

(65
)
Change in prepaid expenses and deposits

(73
)

30

Change in accounts payable

883

35

Change in related party payable

-

(2
)
Change in accrued liabilities

(341
)

1,047

Change in deferred revenue

13

(909
)
Net cash used in operating activities

(6,155
)

(2,172
)

CASH FLOWS FROM INVESTING ACTIVITIES:

Payments to acquire equipment

(148
)

-

Outflow from recapitalization transaction

(62
)

-

Product enhancements ? intangible asset

(267
)

(386
)
     Net cash used in investing activities

(477
)

(386
)

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from issuance of convertible promissory note, net of transaction costs

1,955

-

Proceeds from exercise of warrants

36

-

Proceeds from sale of shares, net of issuance costs

4,308

4,643

Net cash provided by financing activities

6,299

4,643

INCREASE (DECREASE) IN CASH

(333
)

2,085

BALANCE OF CASH AT THE BEGINNING OF YEAR

2,143

58

BALANCE OF CASH AT THE END OF YEAR

$
1,810

$
2,143

Supplemental cash flow information

Cash paid for interest

11

-

Cash paid for income taxes

-

-

Non-cash investing and financing activities

Deemed issuance of shares to former shareholders? of WaveDancer

204

-

Product enhancements - intangible asset in accounts payable and accrued liabilities

206

Shares issued for prepaid services

2,440

-

Shares issued for debt

39

-

The accompanying notes are an integral part of these consolidated financial statements.

FIREFLY NEUROSCIENCE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

  NOTE 1: BUSINESS DESCRIPTION

Overview

Firefly Neuroscience, Inc. (formerly WaveDancer, Inc.), a Delaware corporation, and its wholly owned subsidiaries Firefly
Neuroscience 2023, Inc., a Delaware corporation (formerly known as Firefly Neuroscience, Inc.), Firefly Neuroscience Ltd., an Israeli
corporation (formerly known as Elminda Ltd.), Elminda 2022 Inc., a Delaware corporation (formerly known as Elminda Inc.), Firefly
Neurosciences Canada Inc., a Canadian corporation, and Elminda Canada Inc., a Canadian corporation (collectively, the "Company"), are engaged in the development, marketing and distribution of medical devices and technology allowing high resolution visualization and evaluation of the complex neuro-physiological interconnections of the human brain.

Firefly Neuroscience Ltd. was initially incorporated and commenced its operations as a development company in 2006 under the laws of the State of Israel, and in May 2014, initiated its marketing and distribution activity in the United States through Elminda 2022 Inc.

In July 2014, the U.S. Food and Drug Administration (?FDA?) cleared Firefly Neuroscience Ltd.?s Brain Network Analytics (?BNA?
?) product for marketing in the USA. On September 11, 2014, the Company received the Conformity European (?CE?) approval for
BNA? allowing its use in the European Union.

On November 15, 2023, WaveDancer, Inc. (?WaveDancer?) and its wholly owned subsidiary, FFN Merger Sub, Inc. (?FFN?), entered into an Agreement and Plan of Merger (as amended by that certain Amendment No. 1, dated as of January 12, 2024, and that certain
Amendment No. 2, dated as of June 17, 2024, ?Merger Agreement?) with Firefly Neuroscience 2023, Inc. (?Private Firefly?). In accordance with the Merger Agreement, FFN merged with and into Private Firefly, with Private Firefly surviving as a wholly owned subsidiary of WaveDancer. On August 12, 2024, (i) pursuant to the Amended and Restated Certificate of Incorporation of
WaveDancer, Inc., WaveDancer changed its name to Firefly Neuroscience, Inc., and (ii) pursuant to an amendment to its Certificate of
Incorporation Firefly, Private Firefly changed its name to Firefly Neuroscience 2023, Inc. and (iii) Private Firefly and FFN filed the
Certificate of Merger with the State of Delaware (the ?Merger?). On August 12, 2024, the Merger closed (the ?Closing? and such date, the ?Closing Date?).

At the effective time of the Merger, each holder of outstanding shares of Private Firefly?s common stock, par value $0.00001 per share
(the ?Private Firefly Common Stock?) received the number of shares of common stock, par value $0.0001 per share, of the Company
(the ?New Firefly Common Stock?) equal to the number of shares of Private Firefly Common Stock such stockholders held multiplied by the exchange ratio(the ?Exchange Ratio?) of 0.1040. Additionally, upon at the effective time of the Merger: (i) each outstanding option to purchase Private Firefly Common Stock that was not exercised prior to the Closing was assumed by the Company subject to certain terms contained in the Merger Agreement and became an option to purchase shares of New Firefly Common Stock, subject to adjustment to give effect to the Exchange Ratio, (ii) each outstanding Private Firefly restricted share unit outstanding immediately prior to the Closing vested pursuant to the terms thereof, and (iii) each outstanding warrant to purchase shares of Private Firefly
Common Stock that was not exercised prior to the Closing was assumed by the Company, subject to certain terms contained in the
Merger Agreement.

While WaveDancer was the legal acquirer of Private Firefly in the Merger, the Merger is treated as a reverse recapitalization under
Generally Acceptance Accounting Principles in the United States of America (?U.S. GAAP?), whereby Private Firefly is deemed to be the accounting acquirer, WaveDancer was deemed to be the accounting acquiree and the historical financial statements of Private
Firefly were carried forward for financial reporting purpose upon the closing of the merger. Accordingly, for accounting purposes, the
Merger was treated as the equivalent of Private Firefly issuing stock for the net assets of WaveDancer, accompanied by a recapitalization. The net assets of WaveDancer were stated at carrying values, with no goodwill or other intangible assets recorded.

The combined entity operates under the name Firefly Neuroscience, Inc., and on August 13, 2024, the Company began trading on the
Nasdaq Capital Market (NASDAQ Ticker Symbol: AIFF).

Immediately following the closing of the Merger, on August 12, 2024, there were 7,472,555 shares of the Firefly Common Stock outstanding. In accordance with guidance applicable to these circumstances, the equity structure has been recast in all comparative periods up to the Closing to reflect the equity structure of the legal acquirer, WaveDancer. The shares and corresponding capital amounts and losses per share, prior to the Merger, have been retroactively restated based on shares reflecting the exchange ratio established in the Merger.

  NOTE 2: GOING CONCERN

As of December 31, 2024, the Company had an accumulated deficit of $87,084 and negative cash flow from operating activities for the year ended December 31, 2024 of $6,155. Further, the Company has recurring losses with minimal revenue from operations and expects to continue generating losses and using cash for operations. While the Company is attempting to raise funds for commercialization, its monthly cash requirements during the year ended December 31, 2024 have been met through the sales of common stock and convertible notes. These conditions raise substantial doubt about the Company?s ability to continue as a going concern. Therefore, the Company may be unable to realize its assets and discharge its liabilities in normal course of business.

Management of the Company has a reasonable expectation that the Company can continue raising additional capital to continue in operational existence for the foreseeable future. Ability to raise additional funds will depend on, among other factors, financial, economic and market conditions, many of which are outside of our control and there can be no assurance that we will be able to obtain additional funding on satisfactory terms or at all.

NOTE 3: BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.
Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. GAAP.

b.
Principles of consolidation

These consolidated financial statements include the financial information of the Company and its subsidiaries. The Company consolidates legal entities in which it holds a controlling financial interest. The Company has a two-tier consolidation model: one focused on voting rights (the voting interest model) and the second focused on a qualitative analysis of power over significant activities and exposure to potentially significant losses or benefits (the variable interest model). All entities are first evaluated to determine whether they are variable interest entities (?VIE?). If an entity is determined not to be a VIE, it is assessed on the basis of voting and other decision-making rights under the voting interest model. The accounts of the subsidiaries are prepared for the same reporting period using consistent accounting policies. All intercompany balances and transactions were eliminated on consolidation.

The consolidated assets, liabilities, and results of operations prior to the Merger are those of Private Firefly. In accordance with guidance applicable to these circumstances, the equity structure has been recast in all comparative periods up to the Closing to reflect the equity structure of the legal acquirer, WaveDancer. The shares and corresponding capital amounts and losses per share, prior to the
Merger, have been retroactively restated based on shares reflecting the exchange ratio established in the Merger.

c.
Use of estimates in the preparation of consolidated financial statements

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates and assumptions, and such differences could be material to the Company?s financial position and results of operations.

i) Share based payments

In calculating share-based compensation expense, key estimates are used such as, the stock price of the Company, the rate of forfeiture of options granted, the expected life of the option, the volatility of the Company?s stock price, and the risk-free interest rate.

ii) Warrants and Derivative liability

In calculating the fair value of warrants issued, the Company includes key estimates such as the selection of an appropriate valuation model, stock price of the Company, the expected life of the warrant, the volatility of the Company?s stock price, and the risk-free interest rate.

d.
Functional currency and foreign currency translations

The currency of the primary economic environment in which the operations of the Company is conducted is the U.S. dollar ("$" or
"Dollar"). The reporting and the functional currency of the Company is the U.S Dollar.

The dollar figures are determined as follows: transactions and balances originally denominated in dollars are presented at their original amounts. Balances in non-dollar currencies are translated into dollars using historical and current exchange rates for non-monetary and monetary balances, respectively.

e.
Fair value measurement

The Company uses a three-tier fair value hierarchy to classify and disclose all assets and liabilities measured at fair value on a recurring basis, as well as assets and liabilities measured at fair value on a non-recurring basis, in periods subsequent to their initial measurement. The hierarchy requires the Company to use observable inputs when available, and to minimize the use of unobservable inputs, when determining fair value. The three tiers are defined as follows:

?
Level 1?Observable inputs that reflect quoted market prices (unadjusted) for identical assets or liabilities in active markets;
?
Level 2?Observable inputs other than quoted prices in active markets that are observable either directly or indirectly in the marketplace for identical or similar assets and liabilities; and
?
Level 3?Unobservable inputs that are supported by little or no market data, which require the Company to develop its own assumptions.

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. The carrying amounts of cash and equivalents, accounts receivable, other receivables, long-term deposits, accounts payable, balances to and from related party and convertible notes approximate their fair value due to the short-term maturity of such instruments. It is management?s opinion that the Company is not exposed to any significant market or credit risks arising from these financial instruments.

f.
Fair value of financial instruments

Cash, accounts receivable, accounts payable, related party payable and accrued liabilities are carried at amortized cost, which management believes approximates their respective fair value due to the short-term nature of these instruments.

Derivative liability of $827 as of December 31, 2024 is measured at fair value using an option-pricing model utilizing Level 2 inputs.
These inputs include the stock price of the Company, the expected life of the derivative liability, the volatility of the Company?s stock price, and the risk-free interest rate.

g.
Related party

Parties are related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence, and related parties may be individuals or corporate entities. A transaction is a related party transaction when there is a transfer of resources or obligations between related parties. The Company has disclosed its transactions with related parties.

h.
Cash

The Company considers all highly liquid investments, which include short-term bank deposits that are not restricted as to withdrawal or use and the period to maturity of which did not exceed three months at time of investment, to be cash.

i.
Accounts receivable

Accounts receivable are recorded at net realizable value, which includes an allowance for expected credit losses. The allowance for expected credit losses (?allowance for doubtful receivables?) is based on the Company?s assessment of collectability of customer accounts. The Company regularly reviews the allowance by considering factors such as historical experience, credit quality, the age of the accounts receivable balances, and current economic conditions that may affect a customer?s ability to pay.

j.
Contingent liabilities

Certain conditions may exist as of the date the consolidated financial statements are issued, that may result in a loss to the Company but that will only be resolved when one or more future events occur or fail to occur. Such losses are disclosed as contingent liabilities if it is not both probable and reasonably estimable. The Company's management assesses such contingent liabilities and estimated legal fees, if any. Such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's management evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

k.
Warrants

The Company accounts for the warrants as either equity-classified or liability-classified instruments based on an assessment of the specific terms of the warrants and the applicable authoritative guidance in Financial Accounting Standards Board (?FASB?)
Accounting Standards Codification (?ASC?) 480, ?Distinguishing Liabilities from Equity? (?ASC 480?) ASC 815, ?Derivatives and
Hedging? (?ASC 815?), and ASC 718, ?Compensation?Stock Compensation? (?ASC 718?). The assessment considers whether they are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480 or meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company?s own shares of common stock and whether the holders of the warrants could potentially require ?net cash settlement? in a circumstance outside of the
Company?s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of issuance of the warrants and as of each subsequent reporting date while the warrants are outstanding. For issued or modified warrants and that meet all of the criteria for equity classification, such warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, such warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of liability-classified warrants are recognized as a non-cash gain or loss on the statements of operations.

l.
Derivative financial instruments

The Company evaluates its debt or other funding agreements to determine if those agreements or embedded components of those agreements qualify as derivatives to be separately accounted for in accordance with ASC 815 and ASC 480. The result of this accounting treatment is that the fair value of the embedded derivative, if required to be bifurcated, is marked-to-market at each balance sheet date and recorded as a liability. The fair value measurements are determined using models that maximize the use of observable market inputs. The change in fair value is recorded in the accompanying consolidated statements of operations and comprehensive loss as a component of ?Other income (expenses)?.

m.
Stock options

The Company grants stock options to certain employees and directors through an established stock option plan. All stock option grants or changes to existing grants, are subject to board of directors? approval. For employees and directors, the fair value of the award is measured on the grant date. For non-employees, as per ASC 718, remeasurement is not required. The fair value amount is then recognized over the period during which services are required to be provided in exchange for the award, usually the vesting period.
Determining the appropriate fair value model and the related assumptions requires judgment. During the year ended December 31,
2024 and 2023, the fair value of each option grant was estimated using a Black-Scholes option-pricing model.

n.
Shares issued for services

For fully vested, nonforfeitable equity instruments that are granted at the date the Company enters into an agreement for goods or services with a nonemployee, the Company?s recognizes the fair value of the equity instruments on the grant date. The corresponding cost is recognized as an immediate expense or a prepaid asset and expensed over the service period depending on the specific facts and circumstances of the agreement with the nonemployee.

o.
Revenue recognition

Revenue consists of BNA testing, equipment rental and the undertaking of projects and clinical studies.

Revenue is recognized in accordance with ASC 606, ?Revenue from Contracts with Customers? (?ASC 606?). The Company performs the following five steps:

(i)
identify the contract(s) with a customer,

(ii)
identify the performance obligations in the contract,

(iii)
determine the transaction price,

(iv)
allocate the transaction price to the performance obligations in the contract, and

(v)
recognize revenue when (or as) the entity satisfies a performance obligation.

The Company applies this five-step model to arrangements that meet the definition of a contract under ASC 606, including when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer.
At contract inception, once the contract is determined to be within the scope of ASC 606, the Company evaluates the goods or services promised within each contract, related performance obligation and assesses whether each promised good or service is distinct. The
Company recognizes as revenue, the amount of the transaction price that is allocated to the respective performance obligation when
(or as) the performance obligation is satisfied at a point in time.

The Company?s revenues are measured based on the consideration specified in the contract with each customer, net of any sales incentives and taxes collected from customers that are remitted to government authorities. For multiple-element arrangements, revenue is allocated to each performance obligation based on its relative standalone selling price. Standalone selling prices are based on observable prices at which the Company separately sells the products or services. The Company regularly reviews standalone selling prices and updates these estimates, as necessary.

The Company offerings are assessed to determine whether an embedded lease arrangement exists. The Company identifies certain contracts to be within the scope of ASC 842 and ASC 606. For contracts that are in the scope of both ASC 842 and ASC 606, and in which the lease component is an operating lease, the Company applies the practical expedient in ASC 842 to combine the lease component and non-lease components, and to account for the combined components as a single lease component. Accordingly, the
Company accounts for the monthly payments as lease revenue.

p.
Deferred revenue

Deferred revenue consists of payments received from customers in advance of satisfying a performance obligation identified in accordance with ASC 606. The change in the deferred revenue balance for the years ended December 31, 2024, and 2023 was driven by payments from customers in advance of satisfying the performance obligations, offset by revenue recognized as performance obligations were completed.

q.
Research and development expenses

Research and development expenses are expensed as incurred and consist primarily of personnel, facilities, equipment and supplies related to the Company?s research and development activities.

r.
Software development costs

Software development costs incurred in creating computer software solutions are expensed until technological feasibility has been established upon completion of a detailed program design. Thereafter, all software development costs incurred through the software's general release date are capitalized and subsequently recorded at the lower of amortized cost or net realizable value. Any costs incurred during subsequent efforts to significantly upgrade and enhance the functionality of the software are also capitalized once technological feasibility for the respective upgrades and enhancements has been established.  Capitalized software costs are included in intangible assets, net on the consolidated balance sheets. Amortization of software costs are recorded on a straight-line basis over their estimated useful life of five years and begin once the project is substantially complete and the software is ready for its intended purpose.

Unamortized capitalized costs of a computer software product are compared to the net realizable value of the product. The amount by which the unamortized capitalized costs of a computer software product exceed the net realizable value of that asset is written off.

s.
Equipment

Equipment is measured at cost, including capitalized borrowing costs, less accumulated depreciation and impairment losses. Ordinary repairs and maintenance are expensed as incurred. The Company uses an estimated useful life of four years for medical equipment.

t.
Income taxes

Income taxes are accounted for using the asset/liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. In estimating future tax consequences, all expected future events are considered other than enactment of changes in the tax law or rates.

The Company adopted ASC 740 ?Income Taxes? (?ASC 740?), which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the consolidated financial statements. Under ASC 740, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.

u.
Employee benefits

Short-term employee benefits are benefits for which full settlement is expected within twelve months of the end of the financial year in which the members of staff rendered the corresponding services. These benefits include, paid annual leave, paid sick leave, health and governmental social security contributions which are expensed as the services are rendered. A liability for a cash bonus or plan profit-sharing is recognized when the Company has a legal or implied obligation to make such payments because of past services rendered by a member of staff, and it is possible to make a reasonable estimate of the amount.

For post-employment the Company has a defined contribution plan pursuant to section 14 to the Israeli Severance Compensation Act,
1963 under which the Company pays fixed contributions and will have no legal or constructive obligation to pay further contributions if the fund does not hold enough to pay all employee benefits relating to employee service in the current and prior periods.
Contributions to the defined contribution plan in respect of severance or retirement pay are recognized as an expense when contributed monthly, concurrently with performance of the employee?s services.

v.
Recent accounting policy adoption

Reportable Segments
In November 2023, the FASB issued Accounting Standards Update (?ASU?) 2023-07, Improvements to Reportable Segment
Disclosures. ASU 2023-07 is intended to improve reportable segment disclosures primarily through enhanced disclosure of reportable segment expenses. This ASU is effective for annual reporting periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company adopted ASU 2023-07 in this Annual Report on Form 10-K for the year ended December 31, 2024 on a retrospective basis and concluded that the application of this guidance did not have any material impact on consolidated financial statements. Refer to Note 16 for related disclosures.

w.
Recent accounting pronouncements

Income taxes
In December 2023, the FASB issued ASU 2023-09 ?Income Taxes (Topics 740): Improvements to Income Tax Disclosures? to
expand the disclosure requirements for income taxes, specifically related to the rate reconciliation and income taxes paid. ASU 2023-
09 is effective for annual periods beginning January 1, 2025, with early adoption permitted. The Company has not adopted this standard early and is currently evaluating the potential effect that the updated standard will have on its consolidated financial statements disclosures.

Disaggregation of Income Statement Expenses
In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses (?ASU 2024-03?). ASU 2024-03
is intended to improve the disclosure about certain operating expenses primarily through enhanced disclosure of cost of sales and selling, general and administrative expenses. This ASU is effective for annual reporting periods beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. ASU 2024-03 can be applied on either a prospective or a retrospective basis at the Company?s election. The Company has not adopted this standard early and is currently evaluating the potential effect that the updated standard will have on its consolidated financial statements disclosures.

Induced Conversions of Convertible Debt Instruments
In November 2024, the FASB issued Account Standards Update, or ASU, 2024-04 ?Debt with Conversion and Other Options
(Subtopic 470-20): Induced Conversions of Convertible Debt Instruments,?, or ASU 2024-04. ASU 2024-04 clarifies the accounting treatment for settlement of a convertible debt instrument as an induced conversion. ASU 2024-04 is effective on a prospective basis, with the option for retrospective application, for fiscal years beginning after December 15, 2025. The Company has not adopted this standard early and is currently evaluating the potential effect that the updated standard will have on its consolidated financial statements disclosures.

NOTE 4: THE MERGER

On August 12, 2024, Private Firefly consummated the Merger. The Merger was treated as a reverse recapitalization, whereby Private
Firefly was deemed to be the accounting acquirer, and the historical financial statement of Private Firefly became the historical financial statement of WaveDancer (renamed Firefly Neuroscience, Inc.) upon the closing of the Merger. Under this method of accounting, WaveDancer was treated as the acquiree and Private Firefly is treated as the acquirer for financial reporting purposes.

Accordingly, for accounting purposes, the Merger was treated as the equivalent of Private Firefly issuing stock for the net assets of
WaveDancer, accompanied by a recapitalization. The net assets of WaveDancer were stated at carrying values, with no goodwill or other intangible assets recorded.

The following table reconciles the elements of the Merger to the consolidated statements of changes in shareholders? equity for the year ended December 31, 2024:

Recapitalization

Net working capital assumed from WaveDancer

$
(216
)
Equipment

12

Effect of the Merger, net of transaction costs

$
(204
)

The net working capital assumed from WaveDancer included $137 related to a pre-existing relationship, which was settled upon the
Merger. The following table details the number of shares of common stock issued following the consummation of the Merger:

Number of
Shares

Shares of common stock owned by WaveDancer?s pre-Merger shareholders

802,142

Shares of common stock issued in exchange for Private Firefly shares of common stock

6,670,413

Total shares of common stock outstanding immediately after Merger

7,472,555

As of December 31, 2024, 55,784 shares of common stock owned by WaveDancer?s pre-Merger shareholders were in Company?s treasury.

In addition to the shares of common stock, WaveDancer?s shareholders retained:

?
113,522 employee stock options;

?
warrants exercisable for up to 76,098 shares of common stock of the combined entity.

As of December 31, 2024, all WaveDancer options expired. The consolidated assets, liabilities, and results of operations prior to the
Merger are those of Private Firefly. In accordance with guidance applicable to these circumstances, the equity structure has been recast in all comparative periods up to the Closing to reflect the equity structure of the legal acquirer, WaveDancer. The shares and corresponding capital amounts and losses per share, prior to the Merger, have been retroactively restated based on shares reflecting the
Exchange Ratio of 0.1040 established in the Merger.

NOTE 5: ACCOUNTS RECEIVABLE, NET

Details of accounts receivable balance is as follows:

December 31

2024

2023

Accounts receivable

$
233

$
196

Allowance for doubtful receivables

(112
)

(112
)
Total

$
121

$
84

NOTE 6: PREPAID EXPENSES AND DEPOSITS

Detail of prepaid expenses and deposits balance is as follows:

December 31,

2024

2023

Shares issued for prepaid services

$
417

$
-

Prepaid expenses and deposits

280

28

Total (current)

$
697

$
28

Shares issued for prepaid services

$
974

$
-

Prepaid expenses and deposits

683

-

Total (non-current)

$
1,657

$
-

The Company entered into four standalone strategic investment agreements. Pursuant to these agreements, the Company agreed to issue 433,360 of shares of common stock in exchange for $2,925 of service credits that are to be consumed in future. Refer Note 12.a for further details. Included in the non-current prepaid expenses and deposits is a $300 deferred financing cost related to the equity line of credit (Note 11).

NOTE 7: EQUIPMENT, NET

Equipment balance is as follows:

December 31,

2024

2023

Medical equipment, cost

$
148

$
-

Less ? accumulated depreciation

(12
)

-

Equipment, net

$
136

$
-

Depreciation expense was $12 and $nil for the years ended December 31, 2024 and 2023, respectively. During the year ended
December 31, 2024, the Company disposed of office equipment for $12 and recognized $12 loss on disposition of assets within ?Other income (expenses).?

NOTE 8: INTANGIBLE ASSETS, NET

The following tables summarize the composition of intangible assets as of December 31, 2024:

December 31, 2024

Gross
Carrying
Amount

Accumulated
Amortization

Accumulated
Impairment

Net
Carrying
Amount

Weighted
Average
Life

Finite lived intangible assets

BNA software

$
1,109

$
(55
)

$
(874
)

$
180

4.75

Total intangible assets

$
1,109

$
(55
)

$
(874
)

$
180

During the fourth quarter of 2024, management performed the assessment and determined that one of the capitalized upgrades was no longer expected to be utilized. Consequently, the upgrade was deemed fully impaired, resulting in the Company recording an impairment charge of $874.

The estimated aggregate future amortization expense for intangible assets subject to amortization as of December 31, 2024, is summarized below:
Year ending December 31

Estimated
Future
Amortization
Expense

2025

$
38

2026

38

2027

38

2028

38

2029

28

Thereafter

-

Total

$
180

NOTE 9: CONVERTIBLE PROMISSORY NOTE

Convertible Promissory Note

On December 20, 2024, the Company issued a convertible promissory note of $2,400 and warrants to purchase up to 800,000 shares of common stock at an exercise price of $4.00 per share (?Convertible Promissory Note Warrants?) (Note 12.b). The note includes a discount of $360, and the Company received gross proceeds of $2,040. The note is convertible at $3.00 per share, subject to adjustments (?Conversion Option?). If the Company fails to secure $5,000 in financing within five months, the conversion price adjusts to 90% of the lowest daily VWAP during the five trading days before the conversion notice, with a minimum floor price of
$0.48 per share. In the event of default, the conversion price adjusts to the lesser of (i) the then applicable conversion price and (ii)
85% of the lowest daily VWAP during the ten trading days before the conversion notice. If the Company enters into an agreement for a change of control, the holder of the convertible promissory note has the right to require prepayment of an amount equal to 115% of the outstanding principal amount (?Change of Control Prepayment Option?). The principal amount of $2,400 will mature and become due and payable on December 20, 2025.

Each Convertible Promissory Note Warrant entitles the holder to acquire one share of common stock at an exercise price of $4.00 per share for a period of five years from the date of issuance. The warrants were determined to be a freestanding equity instrument.

The Company bifurcated the Conversion Option and accounted for it as a derivative liability due to the conversion feature not being clearly and closely related to the economic characteristics of the host contract.

The inputs used to determine the fair value of the Conversion Option were a share price of $2.33, exercise price of $3.00, expected term of one year, annualized volatility of 110.71%, and a risk-free rate of 4.27%. Any changes in the fair value of the Conversion
Option are recognized in ?Change in derivatives fair value? in the Company?s consolidated statement of operations. For the year ended December 31, 2024, there were $157 of fair value changes related to the Conversion Option recorded on the consolidated statements of operations.

The Company incurred $85 of costs associated with the issuance of the convertible promissory note. Issuance costs were proportionally allocated to the components of the convertible promissory note. $16 of issuance costs allocated to embedded derivatives were expensed in ?Other income (expenses)? in the Company?s consolidated statement of operations.

The following table summarizes the amortized cost portion of the convertible promissory note:

Balance at December 31, 2023

$
-

Convertible promissory note proceeds, net of transaction costs

1,955

Allocation to warrants, net of transaction costs

(636
)
Allocation to Conversion Option, at fair value including transaction costs

(655
)
Interest and accretion

30

Balance at December 31, 2024

$
694

NOTE 10: LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT

Israeli labor law requires payment of severance pay upon dismissal of an employee or upon termination of employment in certain circumstances. Pursuant to Section 14 of the Israeli Severance Compensation Act, 1963, all the Company?s employees located in
Israel are entitled to monthly deposits, at a rate of 8.33% of their monthly salary, made in their name with insurance companies.
Payments made in accordance with Section 14 relieve the Company from any future severance payments in respect of those employees. In accordance with the Israeli Severance Compensation Act, payments for 2024 and 2023 were $45 and $33, respectively, which are included in salary and employee benefits within research and development expenses.

NOTE 11: COMMITMENTS AND CONTINGENCIES

a. Royalty Commitment - Israeli Innovation Authority (?IIA?)

The Company is committed to pay royalties to the State of Israel, through the IIA, on proceeds from sales of products which the IIA participated by way of grants for research and development. No grants were received in 2024 or 2023. Under the terms of the prior IIA grant agreements, the principal value of financial assistance received along with annual interest based on London Inter-Bank Offered
Rate (?LIBOR?) is repayable in form of royalties based on 3.0% of BNA? sales. Since the elimination of LIBOR, the Secured
Overnight Financing Rate (?SOFR?) subsequently replaced LIBOR as a reference rate of interest for IIA grant agreements. In the case of lack of commercial feasibility of the project that was financed using the grant, the Company is not obligated to pay any royalty. The
Company cannot reasonably determine the outcome of the commercialization of the technology and considers the liability to be contingent upon generation of sales, hence no liability has been recognized as of December 31, 2024 and 2023. The contingent liability amounts to $5,833 and $5,625 for 2024 and 2023, respectively.

Sale of the technology developed utilizing the grants from IIA is restricted and is subject to IIA?s approval.

b. Equity Line of Credit

On December 20, 2024, the Company entered into an equity line of credit agreement with an investor (the ?Purchase Agreement?), allowing the Company to direct the investor purchase up to $10,000 in shares of common stock, subject to certain conditions, including filing a registration statement with the U.S. Securities and Exchange Commission (?SEC?). The Company has the right to submit an advance notice for the lower of (i) an amount equal to 40% of the average of the Daily Value Traded (as defined in the
Purchase Agreement) of common stock on the five trading days immediately preceding an advance notice, or (ii) $2,000. The purchase price will be 88% of the daily VWAP on the trading day commencing on the date of the advance notice. In connection with the Purchase Agreement, the Company has committed to pay a $300 commitment fee. The Company may not issue shares to the counterparty if it would result in the counterparty owning more than 9.99% of the outstanding shares of common stock. The Company incurred $36 of deferred offering costs associated with the Purchase Agreement and recorded within prepaid expenses and deposits.

As of December 31, 2024, the Company did not issue any shares pursuant to the Purchase Agreement.

NOTE 12: EQUITY

a.
Shares

On February 16, 2023, the Company sold 3,383,784 shares of common stock at a price per share of $0.0041. The Company received aggregate gross proceeds from the offering of $133.

On February 23, 2023, the Company offered up to 1,123,110 shares of Series B Preferred Stock (the ?Series B Preferred Stock?) at
$1.78 per share. On March 15, 2023, the Company increased the offering to up to 1,516,199 shares of Series B Preferred Stock, with the increase being subsequently approved by the board of directors on November 15, 2023. As of December 31, 2023, the Company
received aggregate gross proceeds from the offering of $2,700. The Company incurred $92 of costs associated with the issuance.
Series B Preferred Stock issued are equity classified instruments and are recorded as equity. As of December 31, 2023, 1,516,199
Series B Preferred Stock were subscribed and issued.

As of December 31, 2023, the mandatory conversion feature of the Series B Preferred Stock was triggered, as the proceeds from the
Series C Offering exceeded $1,000. As per the terms of Series B Preferred Stock, all preferred shares were converted into one share of common stock. During the year ended December 31, 2024, 1,516,199 of shares of Series B Preferred Stock converted into 1,516,199 shares of common stock.

On May 1, 2023, the Company granted 29,636 shares of common stock to a related party as a payment for consulting services provided. The shares awarded are under the scope of ASC 718 and were accounted for as equity-classified awards. The shares were measured at fair value on the grant date at $0.0394 per share.

On August 29, 2023, the Company offered up to 812,500 units (the ?Series C Units?), with each Series C Unit consisting of one share of Series C Preferred Stock (the ?Series C Preferred Stock?) and one warrant to purchase one share of common stock (the ?Series C warrants?), at a combined purchase price of $12.31 per Series C Unit (the ?Series C Offering?).

On October 16, 2023, 355 shares of common stock were repurchased for a nominal amount and cancelled by the Company.

During the year ended December 31, 2023, the Company issued 159,966 Series C Units and received aggregate gross proceeds of
$1,969. The Company incurred $67 of costs associated with the issuance.

During the year ended December 31, 2024, the Company issued 86,953 Series C Units and received aggregate gross proceeds of
$1,070. The Company incurred $125 of costs associated with the issuance and issued broker warrants to purchase up to 4,163 shares of common stock to the associated broker in connection with the Series C Offering. The shares of Series C Preferred Stock issued are equity classified instruments and are recorded as equity. Each Series C Warrant entitles the purchasers to acquire one share of common stock at an exercise price of $24.62 per share for a period of three years from the date of issuance (Note 12.b). The conversion price of the Series C Preferred Stock was amended contemporaneously with the consummation of the Merger. As of
August 12, 2024, the mandatory conversion feature of the Series C Preferred Stock was triggered upon the consummation of the
Merger. Pursuant to the terms of Series C Preferred Stock, all issued and outstanding shares of the Series C Preferred Stock converted into 596,145 shares of common stock upon consummation of the Merger.

On July 26, 2024, the Company entered into a private placement transaction (the ?PIPE?), pursuant to which the Company agreed to issue and sell (i) 319,207 shares of common stock and (ii) pre-funded warrants (the ?Pre-Funded Warrants?) to purchase up to 504,324 shares of common stock, and (iii) warrants (the ?PIPE Warrants?) to purchase up to 823,529 shares of common stock (as adjusted for the Exchange Ratio). The purchase price of each share of common stock and accompanying PIPE Warrant was $4.25 and the purchase price of each Pre-Funded Warrant and accompanying PIPE Warrant was $4.249. The PIPE closed on August 12, 2024, contemporaneously with the consummation of the Merger. The aggregate gross proceeds from the PIPE were approximately $3,500.
The Company incurred $137 of costs associated with the issuance.

On July 27, 2024, the Company entered into four standalone strategic investment agreements. One of the service providers is owned by a director of the Company (Note 14). Pursuant to the strategic investment agreements, the Company agreed to issue 433,360 of shares of common stock. The shares are fully vested upon issuance and have been valued at $2,440. These shares were subject to regulatory lock-up restrictions. Of these shares, 140,749 are subject to a 12-month lock-up restriction and 292,611 shares are subject to a 6-month lock-up restriction. The restriction is a characteristic of the security and, therefore, is considered in the fair value measurements. The shares were measured at fair value, considering the effect of the post-vesting restrictions via accounting for discount for lack of marketability (?DLOM?), determined using the Finnerty model. The shares were issued on August 12, 2024, contemporaneously with the consummation of the Merger. Pursuant to the terms of the strategic investment agreements, the service providers granted the Company $2,925 of service credits to perform business consulting and software development services that are to be consumed in future. Service credits were recognized as prepaid expenses in accordance with ASC 718 (Note 6).

On August 12, 2024, the Company issued 45,344 shares of common stock with the intention to settle accrued liabilities. As the
Company did not reach a contractual agreement to settle the outstanding amount, the Company recognized a note receivable as contra-
equity in return for shares of common stock issued.

On August 12, 2024, pursuant to the terms of the restricted share units (the ?RSUs?), all issued and outstanding RSUs of the Company vested and the Company issued 59,264 shares of common stock and recognized $410 of share-based compensation expense (Note
12.g).

In August 2024, the Company issued 802,142 shares of common stock to WaveDancer?s pre-Merger shareholders (Note 4).

During the year ended December 31, 2024, certain warrant holders exercised their warrants to purchase 638,919 shares of common stock for proceeds of $36 for the Company.

b.
Warrants

The following table summarizes the Company?s warrant activity:

Number of
Warrants

Weighted
Average
Exercise
Price

Weighted
Average
Remaining
Life

Outstanding warrants, January 1, 2023

33,467

$
45.43

2.54

Series C Warrants (Note 12.a)

159,966

24.62

Outstanding warrants, December 31, 2023

193,433

$
23.46

2.74

Series C Warrants (Note 12.a)

86,820

24.62

Broker warrants for Series C Offering (Note 12.a)

4,163

12.31

PIPE Warrants (Note 12.a)

823,529

6.83

WaveDancer legacy warrants (Note 4)

76,098

94.69

Convertible Promissory Note Warrants (Note 9)

800,000

4.00

Exercised

(12,827
)

0.05

Outstanding warrants, December 31, 2024

1,971,216

$
11.54

4.30

c.
Warrants exercisable for little or no consideration

Warrants exercisable for little or no consideration are fully vested warrants that allows the holders to acquire a specified number of the issuer?s shares at a nominal exercise price. The following table summarizes the Company?s penny warrant activity for the year ended
December 31, 2024:

Number of
Warrants

Weighted
Average
Remaining Life

Outstanding warrants, January 1, 2023

54,708

2.51

Outstanding warrants, December 31, 2023

54,708

1.51

Pre-funded warrants (Note 12.a)

504,324

Series D warrants

92,799

Series A warrants

629,047

Consulting agreement warrants

44,932

Exercised

(626,264
)

Outstanding warrants, December 31, 2024

699,546

3.22

On June 15, 2023, the Company granted Series A warrants to purchase up to an aggregate 629,047 shares of common stock to certain investors at a nominal exercise price for a period of five years from the issuance date. The exercisability of the Series A warrants was contingent upon meeting certain market capitalization or occurrence of a liquidity event. Upon the consummation of the Merger on
August 12, 2024, the Series A warrants became fully vested. The Series A warrants were determined to be an equity instrument. The
Company determined the fair value of the Series A warrants to be nominal based on the stock price established at grant date.

On June 7, 2024, the Company issued Series D warrants to purchase up to an aggregate 92,799 shares of common stock to certain investors at a nominal exercise price for a period of five years from the issuance date. The exercisability of the Series D warrants was contingent upon meeting certain market capitalization or the occurrence of a liquidity event. Upon the consummation of the Merger on
August 12, 2024, the Series D warrants became fully vested. The Series D warrants were determined to be an equity instrument. The
Company determined the fair value of the Series D warrants of $610 based on a stock price established on the grant date.

d.
Employees stock option plan

In 2010, the Company?s board of directors approved an employee and service provider?s stock option plan. On July 8, 2023, the board of directors approved new equity incentive plan (the ?Plan?). The Plan permits the grant of options, share appreciation rights
(?SARs?), restricted share units (?RSUs?), deferred share units (?DSUs?) and performance share units (?PSUs?). In respect of options, the aggregate number of shares of common stock issuable under the Plan shall not exceed twelve percent of the issued and outstanding shares of common stock at any point in time. In respect of SARs, RSUs, DSUs and PSUs: (i) the maximum aggregate number of shares of common stock issuable under this Plan in respect of SARs, RSUs, DSUs and PSUs shall not exceed ten percent of the issued and outstanding shares of common stock as of July 8, 2023; (ii) the total number of SARs, RSUs, DSUs and PSUs issuable to any participant under this Plan shall not exceed one percent of the issued and outstanding shares of common stock at the time of the award.

A summary of option activity under the Plan as of December 31, 2024, and changes during the year then ended is presented below.

Number of
Stock
Options

Weighted
Average
Exercise
Price

Weighted
Average
Remaining
Contractual
Term

Aggregate
Intrinsic
Value

Outstanding Options, December 31, 2023

134,333

$
20.77

6.18

$
-

Options granted

335,728

5.18

WaveDancer options

113,522

82.25

Options expired

(113,522
)

82.25

Outstanding Options, December 31, 2024

470,061

$
9.64

3.97

$
-

The share-based compensation expense related to options for December 31, 2024 and 2023 was $1,574 and $295, respectively. The fair value of options granted for the year ended December 31, 2024 and 2023 was $1,600 and $nil, respectively. The intrinsic value of the options outstanding as of December 31, 2024 and 2023 was $nil.

The fair value of each option award is estimated on the date of grant using a Black-Scholes option-pricing model that uses the assumptions noted in the following table.

2024

2023

Risk free rate

3.75%
-
3.82%

4.35
%
Dividend yield

0%

0
%
Expected volatility

86.50%
-
87.60%

86
%
Expected term (in years)

3.91
-
4.93

3

A summary of the Company?s non-vested options as of December 31, 2024, and changes during the year ended December 31, 2024, is presented below.

Number
of Stock
Options

Weighted
Average
Grant-
Date Fair
Value

Non-Vested Options, December 31, 2023

90,988

$
4.77

Options granted

335,728

4.77

Options vested

(220,289
)

4.97

Non-Vested Options, December 31, 2024

206,427

$
4.56

As of December 31, 2024, there was $461 of total unrecognized compensation cost related to nonvested options granted under the
Plan.

e.
Management options 2024

On April 2, 2024, the Company issued stock options to its officers to purchase up to an aggregate of 19,344 shares of common stock at an exercise price of $5.18 with a term of five years, where the exercise price is equal to a 25% discount to the issue price of Private
Firefly?s equity securities in an initial public offering (an ?IPO Transaction?), that results in the Company?s shares of common stock being listed on the Nasdaq Stock Market or another recognized securities exchange or traded on the over-the-counter market. Options to purchase up to 11,024 shares of common stock shall vest in 36 equal installments at the end of each calendar month over a period of three years beginning March 1, 2024. Options to purchase up to 8,320 shares of common stock shall vest in 36 equal installments at the end of each calendar month over a period of Three years beginning on the date of the Merger. The vesting of management options was contingent upon the occurrence of a liquidity event. Upon the consummation of the Merger on August 12, 2024, the options were considered granted in accordance with ASC 718. The exercise price was determined to be $5.18 per share. The Company determined the fair value of the options of $99 using the Black-Scholes pricing model. The Company used graded-vesting method for the recognition of share-based compensation related to these management options.

f.
Management options 2023

On July 8, 2023, the Company issued stock options to its employees, officers, directors and consultants to purchase up to an aggregate of 327,421 shares of common stock at an exercise price of $5.18 with a term of five years, where the exercise price is equal to a 25%
discount to the issue price of the Company's equity securities in an initial public offering, that results in the Company?s shares of common stock being listed on the Nasdaq Stock Market or another recognized securities exchange or traded on the over-the-counter market. Options to purchase up to 37,709 shares of common stock shall vest immediately with the remaining options vesting in 36 equal installments at the end of each calendar month over a period of three years from July 8, 2023. The vesting of management options was contingent upon the occurrence of a liquidity event. Upon the consummation of the Merger on August 12, 2024, the options were considered granted in accordance with ASC 718. The exercise price was determined to be $5.18 per share. 11,037 options were forfeited before the Merger. The Company determined the fair value of the options of $1,501 using the Black-Scholes pricing model. The Company used graded-vesting method for the recognition of share-based compensation related to management options.

g.
Restricted share units (?RSUs?)

On July 8, 2023, the Company granted RSUs to certain management and directors. The vesting of the RSUs was contingent upon a liquidity event that results in the Company?s shares of common stock being listed on the Nasdaq Stock Market or another recognized securities exchange or traded on the over-the-counter market.

Upon the consummation of the Merger on August 12, 2024, RSUs vested and the Company issued 59,264 shares of common stock and recognized $410 of share-based compensation expense.

The following table presents share-based compensation expense by instrument type:

December 31

2024

2023

Employees stock options

$
1,574

$
295

Restricted share units

410

-

Series D warrants

610

-

Total

$
2,594

$
295

NOTE 13: BASIC AND DILUTED NET LOSS PER SHARE

Basic net loss per common share is computed by dividing net loss attributable to holders of common stock by the weighted average number of shares of common stock outstanding during the period. Weighted average number of shares of common stock outstanding during the period computation includes shares of common stock to be contractually issued as of the year end date and warrants exercisable for little or no consideration in relation to the share price. Shares of common stock that were issued and are subject to vesting conditions are not considered outstanding during the requisite service period. The determination of whether shares of common stock that were issued in return for a note receivable are considered outstanding depends on whether the entity has the ability and intent to cancel the shares if the note receivable is not repaid.

Diluted net loss per common share is computed by giving effect to all potential dilutive shares of common stock that were outstanding during the period when the effect is dilutive. As at December 31, 2024, potential dilutive shares of common stock consist of shares issuable upon exercise of stock options, warrants and conversion of convertible promissory note. No adjustments have been made to the weighted average outstanding shares of common stock figures for the year ended December 31, 2024, or 2023, as the assumed conversion would be anti-dilutive.

NOTE 14: RELATED PARTY TRANSACTIONS

On May 1, 2023, the Company issued 29,636 shares of common stock to a related party as a payment for consulting services provided.

On July 8, 2023, the Company granted options to its employees, officers, directors and consultants to purchase an aggregate of
327,421 shares of common stock in the capital of the Company (Note 12.e), 288,794 of these options were granted to related parties.

On June 7, 2024, the Company issued Series D warrants to purchase up to an aggregate 92,799 shares of common stock to certain investors at a nominal exercise price for a period of five years from the issuance date (Note 12.c). 30,933 of Series D warrants were granted to a company wholly owned by one of the Company?s directors. The fair value of the warrants was $203. On September 19,
2024, the director exercised the warrants to purchase 30,933 shares of common stock.

On July 27, 2024, the Company entered into a strategic investment agreement with a company wholly owned by one of the
Company?s directors. Pursuant to agreement, the Company agreed to issue 140,749 shares of common stock. The shares were issued on August 12, 2024. The shares were fully vested upon issuance and were valued at $745. Pursuant to the terms of the agreement, the
Company was issued $950 of service credits that are to be consumed in future. As of the year ended December 31, 2024, $nil of related prepaid expenses were outstanding.

On August 8, 2024, the Company completed the closing of a $209 secured promissory notes with its related parties. The promissory notes were issued with a discount of $11 and the Company received gross proceeds of $198. The promissory notes had an annual interest rate of 18% to be paid monthly. The principal amount of $209 matured and become due and payable on August 23, 2024.
Promissory notes were paid in full on the maturity date.

On August 12, 2024, all issued and outstanding RSUs vested and the Company issued 59,264 shares of common stock to related parties and recognized $410 of share-based compensation expense (Note 12.g).

NOTE 15: REVENUE

December 31

2024

2023

Type of goods and services

Service

$
41

$
478

Rental

67

-

Other miscellaneous products

-

20

Total

$
108

$
498

Timing of recognition of revenue

Point in time

$
41

$
-

Over time

67

498

Total

$
108

$
498

NOTE 16: SEGMENT REPORTING

The Company has one reportable segment managed on a consolidated basis: BNA platform. The Company derives revenue primarily in North America and manages the business activities on a consolidated basis. The technology used in the customer arrangements is based on a single software platform that is deployed to and implemented by customers in a similar manner. The service term for the software arrangements is variable. The Company does not have intra-entity sales or transfers.

The Company?s chief operating decision maker (?CODM?) is the Chief Executive Officer, who reviews financial information presented on a consolidated basis to allocate resources, evaluate financial performance and make overall operating decisions. The measure of segment profit or loss that is most consistent with the consolidated financial statements is consolidated net loss. The accounting policies of our single reportable segment are the same as those for the consolidated financial statements. The level of disaggregation and amounts of significant segment expenses that are regularly provided to the CODM are the same as those presented in the consolidated statements of operations. Likewise, the measure of segment assets is reported on the consolidated balance sheets as total assets.

NOTE 17: INCOME TAX

The total provision for income taxes differs from the amount which would be computed by applying the U.S. income tax rate to loss before income taxes. The reasons for these differences are as follows:

December 31

2024

2023

Statutory income tax rate

21.00
%

27.60
%

Statutory income tax recovery

$
(2,197
)

$
(718
)

Increase (decrease) in income taxes

Nondeductible option expenses

-

135

Nondeductible legal costs related to the Merger

260

-

Other non-deductible permanent differences

76

-

Taxable capital gain on sale of investment and equipment

-

-

Difference in foreign tax rates

(20
)

30

         Impact of the U.S. state tax rate

(349
)

-

State income taxes (net of federal benefit)

2

1

Change in valuation allowance

2,230

553

Income tax expense

$
2

$
1

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities and certain carry-forward balances.

The primary components of the deferred tax assets and liabilities are as follows, for the years indicated below:

December

2024

2023

$

$

Deferred tax assets

Non-capital loss carry-forwards from Canada

4

-

Non-capital loss carry-forwards from U.S.

4,149

1,418

Non-capital loss carry-forwards from Israel

15,572

15,449

Stock-based compensation

405

95

Research and development expenses

198

236

Intangible asset

221

-

Reserves and others

152

127

20,701

17,325

Deferred tax liabilities

Property, plant and equipment

(18
)

-

Valuation allowances for deferred tax assets

(20,683
)

(17,325
)
Net deferred tax assets

-

-

The net deferred tax assets have been offset by a valuation allowance because it is not more likely than not the Company will realize the benefit of these deferred tax assets. The Company does not have any unrecognized tax benefits as of December 31, 2024 and 2023.

At December 31, 2024, the Company's Canadian, US, and Israeli non-capital income tax losses, the benefit of which has not been recognized on the consolidated financial statements, expire as follows:

Canada

US
(Federal)

US
(State -
California)

Israel

2034

$
-

$
-

$
-

$
-

2035

-

-

-

-

2036

-

-

-

-

2037

-

-

-

-

2038

-

-

-

-

2039

-

-

-

-

2040

-

-

-

-

2041

-

-

-

-

2042

2

-

-

-

2043

-

-

1,278

-

2044

15

-

4,803

-

Indefinite

-

17,733

-

67,706

$
17

$
17,733

$
6,081

$
67,706

The above losses are subject to limitation under IRC section 382 as a result of the ownership change on August 12, 2024. A preliminary estimate, based on the Company's valuation as of the date of the ownership change and utilizing the long-term tax-exempt rate, indicates an approximate annual Section 382 limitation of $1,870. It is important to note that this limitation may be subject to certain favourable adjustments available to annual limitation calculation.

Included within the above presentation, the Company reduced its pre-change net operating loss carryforwards of $5,411 related to subsidiary Elminda 2022 Inc. Due to the ownership change and the determination that Elminda 2022 Inc. had no realizable value, these carryforwards are deemed to be fully limited under Section 382.

At December 31, 2024 and 2023, the Company had a cumulative carry-forward pool of Israeli research and development expenditures in the amount of $862 and $889, respectively, which will be amortized within the next two years.

The 2021 through 2024 U.S. state tax returns are subject to examination by state tax authorities.

In Canada, the taxation years of 2021-2024 remain open to assessment by the Canadian tax authority, which the tax authority can reassess within four years of the date it sent the original notice of assessment for the tax year given the Company is not a Canadian-
controlled private corporation.

In Israel, the taxation years of 2021-2024 remain open to assessment by the Israeli tax authority, which the tax authority can reassess within four years from the end of the tax year in which the tax return is filed.

NOTE 18: SUBSEQUENT EVENTS

The subsequent events below are major events or transactions that occurred after the year ended December 31, 2024, but before the issuance of these consolidated financial statements. The below events occurred between January 1, 2025 and April 3, 2025:

On February 12, 2025, PIPE Warrants (Note 12.b) to purchase up to 823,529 and Pre-funded warrants (Note 12.c) to purchase up to
504,324 were exercised and 1,327,853 shares of common stock were issued. The Company received aggregate gross proceeds of
$5,625.

On February 14, 2025, convertible promissory note (Note 9) was converted to 800,000 shares of common stock.

On February 19, 2025, Convertible Promissory Note Warrants (Note 9) to purchase up to 800,000 warrants were exercised and
800,000 shares of common stock were issued. The Company received aggregate gross proceeds of $3,200.

On March 28, 2025, the Company issued 547,737 units, with each unit consisting of one share of common stock and one warrant to purchase one share of common stock, at a combined purchase price of $3.00 per unit. The Company received aggregate net proceeds of $1,567. Each warrant entitles the purchasers to acquire one share of common stock at a price of $4.00 per share for a period of three years from the date of issue. The Company issued broker warrants to purchase up to 25,958 shares of common stock to the associated broker in connection with the offering.

FIREFLY NEUROSCIENCE, INC.

Up to 4,355,083 Shares of Common Stock

Up to 168,071 Shares of Common Stock Underlying Series C Warrants

Up to 7,500 Shares of Common Stock Underlying Broker Warrants

Up to 547,737 Shares of Common Stock Underlying March 2025 Units Offering Warrants

Up to 25,958 Shares of Common Stock Underlying Finder?s Warrants

Up to 44,932 Shares of Common Stock Underlying Spiro?s Warrant

60,000 Shares of Common Stock Underlying June 2025 Units Offering Pre-Funded Warrant

400,000 Shares of Common Stock Underlying $3.50 Warrants

400,000 Shares of Common Stock Underlying $4.00 Warrants

PROSPECTUS

PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the estimated expenses to be borne by the registrant in connection with the registration of the common shares being registered hereby.

Securities and Exchange Commission registration fee

$
1,316.65

Accounting fees and expenses

50,000

Legal fees and expenses

50,000

Financial printing and miscellaneous expenses

10,000

Total

$
111,316.65

Item 14. Indemnification of Directors and Officers.

Subsection (a) of Section 145 of the General Corporation Law of the State of Delaware (the ?DGCL?) empowers a corporation to indemnify any person who was or is a party or who is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys? fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person?s conduct was unlawful.

Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person acted in any of the capacities set forth above, against expenses (including attorneys? fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145 further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys? fees) actually and reasonably incurred by such person in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and the indemnification provided for by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person?s heirs, executors and administrators. Section 145 also empowers the corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify such person against such liabilities under Section
145.

Section 102(b)(7) of the DGCL provides that a corporation?s certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director?s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

Additionally, our Charter limits the liability of our directors to the fullest extent permitted by the DGCL, and our Bylaws provide that we will indemnify them to the fullest extent permitted by such law. We have entered into and expects to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. Under the terms of such indemnification agreements, we are required to indemnify each of our directors and officers, to the fullest extent permitted by the laws of the state of Delaware, if the basis of the indemnitee?s involvement was by reason of the fact that the indemnitee is or was our director or officer or was serving at our request in an official capacity for another entity. We must indemnify our officers and directors against all reasonable fees, expenses, charges and other costs of any type or nature whatsoever, including any and all expenses and obligations paid or incurred in connection with investigating, defending, being a witness in, participating in
(including on appeal), or preparing to defend, be a witness or participate in any completed, actual, pending or threatened action, suit, claim or proceeding, whether civil, criminal, administrative or investigative, or establishing or enforcing a right to indemnification under the indemnification agreement. The indemnification agreements also require us, if so requested, to advance all reasonable fees, expenses, charges and other costs that such director or officer incurred, provided that such person will return any such advance if it is ultimately determined that such person is not entitled to indemnification by us. Any claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Item 15. Recent Sales of Unregistered Securities.

Set forth below is information regarding all securities issued by us without registration under the Securities Act in the past three years.
For purposes of this section, references to ?WaveDancer? mean WaveDancer, Inc., the predecessor company prior to the consummation of the Merger and references to ?Firefly? mean Firefly Neuroscience, Inc. prior to the consummation of the Merger, except as related to the sections entitled ?Series C Financing? and ?July 2024 Private Placement,? which refer to Firefly Neuroscience,
Inc. following the consummation of the Merger.

The share and per share figures below do not reflect the 1-for-3 reverse stock split of WaveDancer, Inc., consummated in connection with the Merger on August 12, 2024.

Sales of Unregistered Securities by WaveDancer, Inc.

December 2021 Private Placement and Series A Warrants

On December 10, 2021, WaveDancer sold 328,987 shares of its common stock at a price of $30.40 per share to several investors. For each five shares purchased, purchasers were issued a warrant granting such purchasers the right to purchase one share of common stock of WaveDancer at a price of $45.00 per share, with the warrants exercisable on January 1, 2023, and expiring on December 31,
2026.

August 2022 Private Placement

In August 2022, WaveDancer sold 157,256 shares of its common stock to certain investors in a private placement at a price of $12.00 per share to 16 accredited investors for aggregate gross proceeds of approximately $1,887,072.

September 2023 Private Placement

On September 29, 2023, WaveDancer sold 35,000 shares of common stock to certain investors in a private placement at a price of
$5.00 per share for aggregate gross proceeds of $175,000.

Sales of Unregistered Securities by Firefly Neuroscience., Inc.

July 2022 Private Placement

On July 5, 2022, Firefly issued to certain holders warrants to purchase up to an aggregate of 171,806 shares of Common Stock (the
?July 2022 Warrants?). The July 2022 Warrants have an exercise price of $3.00 per share (subject to adjustment in accordance with the terms thereof), are exercisable immediately upon issuance and expire on July 4, 2025, on 4:30 p.m. (Toronto time).

August 2022 Private Placement

On August 15, 2022, Firefly issued to a certain holder a warrant to purchase up to 13,333 shares of Common Stock (the ?August 2022
Warrant?). The August 2022 Warrant has an exercise price $3.00 per share (subject to adjustment in accordance with the terms thereof), is exercisable immediately upon issuance and expires on August 15, 2025, at 4:30 p.m. (Toronto time).

February 2023 Amended and Restated Warrants

On February 17, 2023, Firefly issued to a certain holder certain amended and restated warrants, initially issued to such holder on
November 8, 2021 (the ?February 2023 A&R Warrants?), to reflect the 1-for-750 reverse stock split effectuated on November 23,
2022 by Firefly (the ?2022 Reverse Stock Split?) and to adjust the exercise price therein in accordance with the terms of the February
2023 A&R Warrants, among others. The February 2023 A&R Warrants are exercisable for up to an aggregate of 43,333 and 80,000 shares of Common Stock, respectively, each at an exercise price of $0.00473 per share (subject to adjustment in accordance with the terms of the February 2023 A&R Warrants) and expire on February 17, 2026.

Amended and Restated Tranche A Warrants

On March 1, 2023, Firefly issued to a certain holders the amended and restated tranche A warrants (the ?Tranche A Warrants?), initially granted to such holders on February 2, 2022, to reflect the 2022 Reverse Stock Split, and to adjust the exercise price therein in accordance with the terms of the Tranche A Warrants, among others. The Tranche A Warrants are exercisable for up to an aggregate of 526,749 shares of Common Stock at an exercise price of (x) $0.001 in the event that on or after July 5, 2022, Firefly issues warrants, options and/or convertible debt in exchange for aggregate proceeds of at least $5,000,000 within 18 months thereafter or aggregate proceeds of at least $10,000,000 within three years thereafter, (y) $0.001 in the event that after July 5, 2022, all or substantially all of Firefly?s assets are sold, Firefly completes an initial public offering, including but not limited to by way of a reverse transaction takeover or via other similar ?Sale of the Company? event, or (z) the per share purchase price resulting from the division of $20,000,000 by the total number of duly authorized, validly issued and fully paid and non-assessable shares of Common
Stock of Firefly then outstanding on a fully diluted basis. The Tranche A Warrants are fully vested upon issuance, are exercisable immediately upon issuance and expire on July 5, 2025.

Series A Warrants

On July 15, 2023, Firefly issued to certain holders the Series A warrants to purchase up to an aggregate of 6,048,476 shares of
Common Stock (the ?Series A Warrants?). The Series A Warrants have an exercise price of CAD$0.01 per share (subject to adjustment from time to time in accordance with the terms of the Series A Warrants) and expire on June 15, 2028, at on 4:30 p.m.
(Toronto time). The Series A Warrants are additionally subject to certain vesting events, with the shares of Common Stock issuable upon the exercise of the Series A Warrants vesting, if Firefly is then publicly traded, in two equal installments upon the market capitalization of the Common Stock reaching $100,000,000 and $200,000,000 respectively, each for a period of three consecutive trading days.

Series C Financing

Between October 17, 2023, and June 30, 2024, Firefly raised an aggregate of $3,039,000 from a private placement of 2,374,219 Series
C units (the ?Series C Units?), which such Series C Units were comprised of shares of Series C Preferred Stock and the Series C
Warrants to purchase up to 2,374,665 shares of Common Stock, which were sold at a combined purchase price of $1.28 per Series C
Unit. Each Series C Warrant has an exercise price of $2.56 per share (subject to adjustment from time to time in accordance with the terms thereof), is exercisable immediately upon issuance and expires at 4:30 p.m. (New York time) three years following the initial date of issuance.

Series D Warrants

In connection with prior consulting services rendered prior to the consummation of the Merger, on September 19, 2024, Firefly issued certain Series D Warrants to purchase up to 30,933 shares of Common Stock at an exercise price of $0.104 (which such exercise price and warrant shares reflect the application of the Exchange Ratio). The Series D Warrants are exercisable immediately upon issuance, subject to the vesting terms described in such Series D Warrants and are exercisable until 4:30 p.m. (Toronto time) on July 15, 2029.

Broker Warrants

In connection with prior consulting services rendered prior to the consummation of the Merger, Firefly issued certain Broker Warrants to purchase up to an aggregate of 7,500 shares of Common Stock at an exercise price of $5.98 (which such exercise price and warrant shares reflect the application of the Exchange Ratio). The Broker Warrants are exercisable immediately upon issuance and are exercisable for a term of five years following August 12, 2024.

Legal Services

As compensation for certain legal services rendered in 2024, Firefly issued to A. Ben-Tzvi, Adv. - Legal & Management Services Co.
10,588 shares of Common Stock.

Spiro?s Warrant

On March 16, 2024, the Company entered into the Spiro Consulting Agreement with Alex Spiro, pursuant to which Mr. Spiro agreed to provide the Company with certain consulting services, including introductions to potential strategic and capital market partners. As partial consideration for his services, the Company issued to Mr. Spiro the Spiro?s Warrant. The Spiro?s Warrant is exercisable at an exercise price of CDN$0.01 per share and will expire on June 15, 2028. The Spiro?s Warrant vests upon the occurrence of certain performance-based milestones, including the achievement of a market capitalization of $200 million following a public listing or equity financing transaction, or upon a change of control of the Company, as defined in the Spiro Consulting Agreement.

July 2024 Private Placement

On July 26, 2024, prior to the consummation of the Merger, we entered into a securities purchase agreement with certain institutional investors, pursuant to which we agreed to issue and sell an aggregate of (i) 319,207 PIPE Shares (or 7,918,552 Shares and/or Pre-
Funded Warrants in lieu thereof prior to adjustment for the Exchange Ratio), (ii) Pre-Funded Warrants to purchase up to 504,323 shares of our Common Stock, and (iii) Warrants to purchase up to 823,530 shares of Common Stock in the Private Placement (or
Warrants to purchase up to 7,918,552 shares of Common Stock prior to adjustment for the Exchange Ratio). The purchase price of each PIPE Share and accompanying Warrant was $4.25 (0.442 prior to the adjustment for the Exchange Ratio) and the purchase price of each Pre-Funded Warrant and accompanying Warrant was $4.249 (0.4419 prior to the adjustment for the Exchange Ratio). The
Private Placement closed on August 12, 2024, substantially contemporaneously with the consummation of the Merger. The aggregate gross proceeds from the transaction were approximately $3.5 million, before deducting estimated offering expenses payable by us.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions or any public offering. Each of the recipients of securities in any transaction exempt from registration either received or had adequate access, through employment, business or other relationships, to information about WaveDancer and Firefly, as applicable. The sales of these securities were made without any general solicitation or advertising. The sales and issuances of these securities were undertaken in reliance upon the exemption from the registration requirements of the Securities Act, pursuant to Section 4(a)(2) thereof and Regulation D promulgated thereunder.

December 2024 Convertible Note

On December 20, 2024, we entered into the Security Purchase Agreement with Helena Special Opportunities LLC (?Helena?), an affiliate of Helena Partners Inc., a Cayman-Islands based advisor and investor, pursuant to which, as a private placement transaction, we issued Helena a convertible promissory note (the ?Note?) in the principal amount of $2,400,000 (the ?Principal Amount?) and
Common Stock purchase warrant to purchase up to 800,000 shares of Common Stock at an initial exercise price of $4.00 per share.
The Principal Amount of the Note includes an original issue discount (?OID?) of the Note of an aggregate $360,000, which shall be convertible into such number of shares of Common Stock (?Conversion Shares?) at the conversion price of $3.00, subject adjustment as provided therein. The purchase price of the Note and the Warrant shall be computed by subtracting the portion of the OID represented by the Note from the portion of the Principal Amount represented by the Note (a ?Purchase Price?).

The conversion price and floor price of the Note are subject to certain adjustments. The initial conversion price of the Note is $3.00 per share but is subject to adjustments for corporate actions such as stock splits, dividends, and other events. Additionally, if the
Company fails to secure $5,000,000 in financing within five months of issuance, the conversion price adjusts to 90% of the lowest daily VWAP during the five trading days before the conversion notice, subject to a minimum floor price of $0.48.

December 2024 Equity Line of Credit

On December 20, 2024, we entered into the equity line of credit agreement (the ?Purchase Agreement?) with Arena Business
Solutions Global SPC II, Ltd (?Arena?), pursuant to which the company has right, but not the obligation, to direct Arena to purchase up to $10,000,000 (the ?Maximum Commitment Amount?) in shares of the Common Stock (the ?ELOC Shares?), upon satisfaction of certain terms and conditions contained in the Purchase Agreement which includes, but is not limited to, filing a registration statement with the SEC and registering the resale of any shares sold to Arena. Further, under the Purchase Agreement and subject to the
Maximum Advance Amount, the Company has the right (subject to meeting the terms and conditions of the Purchase Agreement), but not the obligation, to submit an Advance Notice (as defined in the Purchase Agreement) from time to time to Arena as follows (unless otherwise agreed amongst the parties): if the Advance Notice is received by 8:30 a.m. Eastern Time, the lower of: (i) an amount equal to 40% of the average of the Daily Value Traded (as defined in the Purchase Agreement) of Common Stock on the five (5) trading days immediately preceding an Advance Notice, or (ii) $2,000,000. In connection with the Purchase Agreement the Company has paid
Arena $300,000 in cash (the ?Commitment Fee?).

During the Commitment Period (as defined below), the purchase price to be paid by Arena for Common Stock under the Purchase
Agreement will be 88% of the Market Price, defined as the daily volume weighted average price (?VWAP?), as described in the
Purchase Agreement, of our Common Stock on the trading day commencing on the date of the Advance Notice.

In addition to the Exchange Cap limitations described below, the Company may not issue shares pursuant to the Purchase Agreement to the extent such issuance would result in Arena owning more than 9.99% of our then outstanding Common Stock (the ?ELOC
Ownership CAP?).

Share Issuance to Wellington-Altus

On April 29, 2025, the Company issued 16,666 shares of Common Stock to National Bank as consideration for financial advisory services provided by Wellington-Altus, at a price of $3.00 per share, for an aggregate amount of $49,998.

March 2025 Units Offering

On March 28, 2025, we entered into the Subscription Agreement with the Subscribers, pursuant to which we agreed to issue and sell
547,737 of Units, at a purchase price of $3.00 per Unit. Each Unit consists of (i) either (A) one share of Common Stock or (B) a prefunded warrant to purchase Common Stock to the extent that acquiring the shares of Common Stock instead of such prefunded warrants would have caused the Subscriber to own in excess of 4.99% of the shares of outstanding Common Stock on a post-issuance basis and (ii) one Common Stock purchase warrant to purchase Common Stock over thirty-six (36) months at an exercise price of
$4.00 per share. On the same date, the closing under the Subscription Agreement occurred, and we issued the Units to the Subscribers.

The prefunded warrants have a nominal exercise price of $0.0001 (subject to standard adjustments for stock splits, stock dividends, recapitalizations, mergers and similar transactions) and may be exercised on a cashless basis. The prefunded warrants also contain a beneficial ownership limitation which provides that the Company shall not effect any exercise, and a holder shall not have the right to exercise, any portion of a prefunded to the extent that, after giving effect to the exercise, such holder (together with such holder?s affiliates) would beneficially own in excess of 4.99% of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of shares issuable upon the exercise. This limitation may be waived (up to a maximum of 9.99%) by the holder and in its sole discretion, upon not less than sixty-one?(61) days? prior notice to the Company.??

In connection with the March 2025 Units Offering, we entered into a finder?s fee agreement with Canaccord, pursuant to which the
Company will pay Canaccord at the closing of the March 2025 Units Offering (i) a payment of up to 7.5% of the gross proceeds raised from subscriptions in the March 2025 Units Offering from persons introduced to the Company by Canaccord, payable in cash; and (ii)
the issuance of the Finder?s Warrant to Canaccord of up to 7.5% of the Units subscribed for by person introduced to the Company by
Canaccord. Each Finder?s Warrant will be exercisable to purchase one additional Common Stock at $4.00 per share for a period of 36 months from the closing of the March 2025 Units Offering.

In connection with the March 2025 Units Offering, we entered into a finder?s fee agreement with Research Capital, pursuant to which the Company will pay Research Capital at the closing of the March 2025 Units Offering (i) a payment of up to 7.5% of the gross proceeds raised from subscriptions in the March 2025 Units Offering from persons introduced to the Company by Research Capital, payable in cash; and (ii) the issuance of the Finder?s Warrant of the Company to Research Capital of up to 7.5% of the March 2025
Units subscribed for by person introduced to the Company by Research Capital. Each Finder?s Warrant will be exercisable to purchase one additional Common Stock at $3.00 per share for a period of 3 years from the date of issuance of such Finder?s Warrant

Letter Agreements with BPY Limited and Nomis Bay Ltd.

On January 9, 2025, the Board approved the issuance of an aggregate of 122,407 shares of Common Stock to BPY and an aggregate of
217,593 shares of Common Stock to Nomis Bay, as an inducement for them to exercise of their respective Common Stock purchase warrants dated August 12, 2024. On February 11, 2025, BPY and Nomis Bay exercised their warrants in reliance on the issuance of the BPY Shares and the Nomis Bay Shares. On April 18, 2025, the Board approved the Company?s entry into separate Letter
Agreements with BPY and Nomis Bay in connection with the issuance of the BPY Shares and the Nomis Bay Shares and in exchange for, and in reliance upon the Prior Exercise. The Letter Agreements were executed on the same date. Pursuant to the Letter
Agreements, the Company agreed to issue Common Stock comprising the issuance of the BPY Shares and the Nomis Bay Shares within two (2) business days from the date of the Letter Agreements, with the BPY Shares and the Nomis Bay Shares to be registered in the manner designated by each of BPY and Nomis Bay and each of them granted the Company a broad release of any and all claims relating to the Prior Exercise.

Share Issuance to Midwood Advisors

On April 16, 2025, the Company issued 3,333 shares of Common Stock to Midwood Advisors LLC as consideration for financial advisory services, at a price of $3.00 per share, for an aggregate amount of $10,000.

Settlement Agreement with Ian McLean and 1128526 Alberta Ltd.

On April 18, 2025, the Board approved the Company?s entry into the Settlement Agreement and the Subscription Agreement with the
McLean Parties, to resolve a dispute arising from McLean?s prior employment with the Company and a pending civil claim in the
Ontario Superior Court of Justice.

Under the terms of the Settlement Agreement, and in full and final satisfaction of all claims, including claims for severance, wages, stock compensation, and damages, the Company agreed to issue the McLean Parties Settlement Shares to 1128526 Alberta. The
parties executed broad mutual releases of any and all claims arising from or relating to McLean?s employment, termination, or the related litigation. The releases extend to claims under employment standards legislation, human rights laws, and common law and include an agreement by the McLean Parties to file a discontinuance of the Ontario litigation on a without-cost basis.

The Subscription Agreement provides that the McLean Parties Settlement Shares will be issued on a fully diluted basis and will be subject to applicable transfer restrictions under U.S. and Canadian securities laws, and that such securities are being issued without registration under the Securities Act of 1933, as amended, in reliance on the exemption provided under Section 4(a)(2) thereof and
Rule 506(b) of Regulation D. The McLean Parties Settlement Shares will bear a customary restrictive legend and may not be transferred without registration or an available exemption.

June 2025 Units Offering

On June 16, 2025, we entered into the June 2025 Purchase Agreement with certain June 2025 Units Offering investors, pursuant to which we issued and sold 400,000 June 2025 Units, at a purchase price of $3.00 per June 2025 Unit. Each June 2025 Unit consists of
(i) either (A) one share of Common Stock, or (B) a June 2025 Units Offering Pre-Funded Warrant at a nominal exercise price of
$0.0001 per share, to the extent that acquiring the shares of Common Stock instead of the June 2025 Units Offering Pre-Funded
Warrant would have caused the investors to own in excess of 4.99% of the outstanding Common Stock on a post-issuance basis; (ii)
one $3.50 Warrant to purchase one share of Common Stock over five (5) years at an exercise price of $3.50 per share; and (iii) one
$4.00 Warrant to purchase one share of Common Stock over five (5) years at an exercise price of $4.00 per share. The June 2025
Units Offering-Prefunded Warrant, the $3.50 Warrant and the $4.00 Warrant include a beneficial ownership limitation, which provides that the Company shall not effect any exercise, and a holder shall not have the right to exercise any portion of the warrants, to the extent that, after giving effect to such exercise, the holder (together with the holder?s affiliates) would beneficially own more than
4.99% of the outstanding shares of Common Stock immediately after the issuance of the Common Stock issuable upon exercise. On the same date, the closing under the June 2025 Purchase Agreement occurred, and the Company issued 400,000 June 2025 Units to the
June 2025 Units Offering investors at a total purchase price of $1,200,000.

Share Issuance to Charlotte Baumeister

On June 23, 2025, we issued 5,000 shares of Common Stock to Charlotte Baumeister as consideration for consulting services, pursuant to the Share Issuance and Release of Liability Agreement.

Share Issuance to Jason DuBraski

On June 23, 2025, we issued 8,216 shares of Common Stock to Jason DuBraski to as severance payment to pay Jason DuBraski?s unused vacation and reimburse Jason DuBraski for legitimately incurred expenses, pursuant to the Separation Agreement and Release.

Item 16. Exhibits and Financial Statement Schedules.

The exhibits listed below are filed as part of this registration statement.

Exhibit

Description
2.1

Agreement and Plan of Merger, dated November 15, 2023, by and among WaveDancer, Inc., FFN Merger Sub, Inc., and
Firefly Neuroscience, Inc. (incorporated herein by reference to Annex A-1 to the Company?s registration statement on
Form S-4/A, filed with the SEC on February 2, 2024).
2.2

Amendment No. 1 to Agreement and Plan of Merger, dated January 12, 2024, by and among by and among WaveDancer,
Inc., FFN Merger Sub, Inc., and Firefly Neuroscience, Inc. (incorporated herein by reference to Annex A-2 to the
Company?s registration statement on Form S-4/A, filed with the SEC on February 2, 2024).
2.3

Amendment No. 2 to Agreement and Plan of Merger, dated June 17, 2024, by and among by and among WaveDancer,
Inc., FFN Merger Sub, Inc., and Firefly Neuroscience, Inc. (incorporated herein by reference to Exhibit 2.1 to the
Company?s Current Report on Form 8-K, filed with the SEC on June 21, 2024).
2.4

Stock Purchase Agreement between Registrant and Wavetop Solutions, Inc., dated November 15, 2023 (incorporated herein by reference to Annex F to the Company?s registration statement on Form S-4/A, filed with the SEC on February 2,
2024).

3.1

Amended and Restated Certificate of Incorporation of Firefly Neuroscience, Inc (incorporated herein by reference to
Exhibit 3.1 to the Company?s Current Report on Form 8-K, filed with the SEC on August 12, 2024).
3.2

Amended and Restated Bylaws of Firefly Neuroscience, Inc. (incorporated herein by reference to Exhibit 3.2 to the
Company?s Current Report on Form 8-K, filed with the SEC on August 12, 2024).
4.1

Description of Capital Stock of Firefly Neuroscience, Inc. (incorporated herein by reference to Exhibit 4.1 to the
Company?s Annual Report on Form 10-K, filed with the SEC on April 3, 2025).
4.2

Form of Series C Warrant (incorporated herein by reference to Exhibit 4.1 to the Company?s registration statement on
Form S-1 filed with the SEC on September 27, 2024).
4.3

Form of Private Placement Warrant (incorporated herein by reference to Exhibit 4.1 to the Company?s Current Report on
Form 8-K, filed with the SEC on July 29, 2024).
4.4

Form of Pre-Funded Warrant (incorporated herein by reference to Exhibit 4.2 to the Company?s Current Report on Form
8-K, filed with the SEC on July 29, 2024).
4.5

Form of Series D Warrant (incorporated herein by reference to Exhibit 4.4 to the Company?s registration statement on
Form S-1 filed with the SEC on September 27, 2024).
4.6

Form of Broker Warrant (incorporated herein by reference to Exhibit 4.5 to the Company?s registration statement on Form
S-1 filed with the SEC on September 27, 2024).
4.7

Form of Common Stock Purchase Warrant (incorporated herein by reference to Exhibit 4.7 to the Company?s Annual
Report on Form 10-K, filed with the SEC on April 3, 2025).
4.8

Common Stock Purchase Warrant issued to Canaccord Genuity Corp., dated as of March 28, 2025 (incorporated herein by reference to Exhibit 4.9 to the Company?s Annual Report on Form 10-K, filed with the SEC on April 3, 2025).
4.9

Common Stock Purchase Warrant issued to Research Capital Corporation, dated as of February 10, 2025.
4.10

Common Stock Purchase Warrant issued to Alex Spiro, dated as of September 19, 2024.
4.11

Form of Pre-Funded Common Stock Purchase Warrant in June 2025 Units Offering (incorporated herein by reference to
Exhibit 4.1 to the Company?s Current Report on Form 8-K, filed with the SEC on June 16, 2025).
4.12

Form of $3.50 Common Stock Purchase Warrant in June 2025 Units Offering (incorporated herein by reference to Exhibit
4.2 to the Company?s Current Report on Form 8-K, filed with the SEC on June 16, 2025).
4.13

Form of $4.00 Common Stock Purchase Warrant in June 2025 Units Offering (incorporated herein by reference to Exhibit
4.3 to the Company?s Current Report on Form 8-K, filed with the SEC on June 16, 2025).
5.1*

Opinion of Bevilacqua, PLLC.
10.1#

Elminda Ltd. Share Option Plan (incorporated herein by reference to Exhibit 10.12 to the Company?s registration statement on Form S-4, filed with the SEC on January 22, 2024).
10.2#

Firefly Neuroscience, Inc. 2024 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.5 to the
Company?s Current Report on Form 8-K, filed with the SEC on August 12, 2024).

10.3#

Form of Nonqualified Stock Option Agreement (incorporated herein by reference to Exhibit 10.6 to the Company?s
Current Report on Form 8-K, filed with the SEC on August 12, 2024).
10.4#

Form of Incentive Stock Option Agreement (incorporated herein by reference to Exhibit 10.7 to the Company?s Current
Report on Form 8-K, filed with the SEC on August 12, 2024).
10.5#

Form of Deferred Stock Unit Agreement (incorporated herein by reference to Exhibit 10.5 to the Company?s Annual
Report on Form 10-K, filed with the SEC on April 3, 2025).
10.6#

Form of Restricted Stock Unit Agreement (incorporated herein by reference to Exhibit 10.6 to the Company?s Annual
Report on Form 10-K, filed with the SEC on April 3, 2025).
10.7#

Form of Restricted Stock Award Agreement (incorporated herein by reference to Exhibit 10.7 to the Company?s Annual
Report on Form 10-K, filed with the SEC on April 3, 2025).
10.8#

Employment Agreement, dated February 2, 2017, by and between Firefly Neuroscience, Ltd. (formally known as Elminda
Ltd.) and Gil Issachar (incorporated herein by reference to Exhibit 10.8 to the Company?s Annual Report on Form 10-K,
filed with the SEC on April 3, 2025).
10.9#

Form of Indemnification Agreement (incorporated herein by reference to Exhibit 10.8 to the Company?s Current Report on Form 8-K, filed with the SEC on August 12, 2024).
10.10

Common Stock Purchase Agreement by and between WaveDancer, Inc. and B. Riley Principal Capital II, LLC dated July
8, 2022 (incorporated herein by reference to Exhibit 10.1 to the Company?s Current Report on Form 8-K, filed with the
SEC on July 11, 2022).

10.11

Registration Rights Agreement by and between the Registrant and B. Riley Principal Capital II, LLC dated July 8,
2022 (incorporated herein by reference to Exhibit 10.2 to the Company?s Current Report on Form 8-K, filed with the SEC on July 11, 2022).
10.12

Securities Purchase Agreement, dated as of July 26, 2024, by and among the Company and the investors signatory thereto
(incorporated herein by reference to Exhibit 10.1 to the Company?s Current Report on Form 8-K, filed with the SEC on
July 29, 2024).
10.13

Master Services Agreement, dated as of June 27, 2024, by and between Firefly Neuroscience, Inc. and Deal, Inc.
(incorporated herein by reference to Exhibit 10.13 to the Company?s Annual Report on Form 10-K, filed with the SEC on
April 3, 2025).
10.14

Form of Convertible Promissory Note issued to Helena Special Opportunities LLC (incorporated herein by reference to
Exhibit 4.1 to the Company?s Current Report on Form 8-K, filed with the SEC on December 23, 2024).
10.15

Form of Common Stock Purchase Warrant issued to Helena Special Opportunities LLC (incorporated herein by reference to Exhibit 4.2 to the Company?s Current Report on Form 8-K, filed with the SEC on December 23, 2024).
10.16

Securities Purchase Agreement, dated December 20, 2024, between Firefly Neuroscience, Inc. and Helena Special
Opportunities LLC (incorporated herein by reference to Exhibit 10.1 to the Company?s Current Report on Form 8-K, filed with the SEC on December 23, 2024).
10.17

Registration Rights Agreement, dated December 20, 2024, between Firefly Neuroscience, Inc. and Helena Special
Opportunities LLC (incorporated herein by reference to Exhibit 10.2 to the Company?s Current Report on Form 8-K, filed with the SEC on December 23, 2024).
10.18

Security Agreement, dated December 20, 2024, among Firefly Neuroscience, Inc., Firefly Neuroscience Ltd., Firefly
Neuroscience Canada, Elminda 2022 Inc., Elminda Canada Inc., and Helena Special Opportunities LLC (incorporated herein by reference to Exhibit 10.3 to the Company?s Current Report on Form 8-K, filed with the SEC on December 23,
2024).
10.19

Purchase Agreement, dated December 20, 2024, between Firefly Neuroscience, Inc. and Arena Business Solutions Global
SPC II, Ltd (incorporated herein by reference to Exhibit 10.4 to the Company?s Current Report on Form 8-K, filed with the SEC on December 23, 2024).
10.20#

Employment Agreement, dated as of March 12, 2025, by and between Deel Canada Services, Inc. and Paul Krzywicki
(incorporated herein by reference to Exhibit 10.20 to the Company?s Annual Report on Form 10-K, filed with the SEC on
April 3, 2025).
10.21#

Executive Employment Agreement, dated March 27, 2025, by and between Firefly Neuroscience, Inc. and Greg Lipschitz
(incorporated herein by reference to Exhibit 10.1 to the Company?s Current Report on Form 8-K, filed with the SEC on
April 1, 2025).
10.22

Form of Private Placement Subscription Agreement between Firefly Neuroscience, Inc. and the Subscribers (incorporated herein by reference to Exhibit 10.22 to the Company?s Annual Report on Form 10-K, filed with the SEC on April 3,
2025).
10.23#

Executive Employment Agreement, dated April 18, 2025, by and between Firefly Neuroscience, Inc. and David DeCaprio
(incorporated herein by reference to Exhibit 10.5 to the Company?s Current Report on Form 8-K, filed with the SEC on
April 24, 2025).
10.24

Letter Agreement, dated April 18, 2025, between Firefly Neuroscience, Inc. and BPY Limited (incorporated herein by reference to Exhibit 10.1 to the Company?s Current Report on Form 8-K, filed with the SEC on April 24, 2025).
10.25

Letter Agreement, dated April 18, 2025, between Firefly Neuroscience, Inc. and Nomis Bay Ltd. (incorporated herein by reference to Exhibit 10.2 to the Company?s Current Report on Form 8-K, filed with the SEC on April 24, 2025).
10.26

Mutual Release & Settlement Agreement, dated April 23, 2025, among Firefly Neuroscience, Inc., Firefly Neuroscience
Ltd., Ian McLean, and 1128526 Alberta Ltd. (incorporated herein by reference to Exhibit 10.3 to the Company?s Current
Report on Form 8-K, filed with the SEC on April 24, 2025).
10.27

Private Placement Subscription Agreement, dated April 23, 2025, among Firefly Neuroscience, Inc., Firefly Neuroscience
Ltd., Ian McLean, and 1128526 Alberta Ltd. (incorporated herein by reference to Exhibit 10.4 to the Company?s Current
Report on Form 8-K, filed with the SEC on April 24, 2025).
10.28

Securities Purchase Agreement dated April 30, 2025, by and among Firefly Neurosciences Inc., Evoke Neuroscience, Inc., and stockholders of Evoke (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-
K, filed with the SEC on May 5, 2025).
10.29

Finder?s Fee Agreement dated January 31, 2025 between Firefly Neuroscience, Inc. and Canaccord Genuity Corporation.
10.30

Finder?s Fee Agreement dated February 3, 2025 between Firefly Neuroscience, Inc. and Research Capital Corporation.
10.31

Securities Purchase Agreement dated June 16, 2025, between Firefly Neuroscience, Inc and certain investors.
10.32

Consulting Agreement dated March 16, 2024, between Firefly Neuroscience, Inc. and Alex Spiro.
10.33

Share Issuance and Release of Liability Agreement dated June 17, 2025, between Firefly and Charlotte Baumeister.
10.34

Separation Agreement and Release dated June 11, 2025, between Firefly and Jason DuBraski.
14.1

Code of Ethics and Business Conduct (incorporated herein by reference to Exhibit 14.1 to the Company?s Annual Report on Form 10-K, filed with the SEC on April 3, 2025).
16.1

Letter from Turner, Stone & Company LLP to the Securities and Exchange Commission dated October 31, 2024
(incorporated herein by reference to Exhibit 16.1 to the Company?s Current Report on Form 8-K, filed with the SEC on
November 1, 2024).
19.1

Firefly Neuroscience, Inc. Insider Trading Policy (incorporated herein by reference to Exhibit 19.1 to the Company?s
Annual Report on Form 10-K, filed with the SEC on April 3, 2025).
21.1

List of Subsidiaries
23.1*

Consent of Turner, Stone & Company, L.L.P., independent registered public accounting firm.

23.2*

Consent of Marcum Canada LLP, independent registered public accounting firm.
23.3*

Consent of Bevilacqua PLLC, (included in Exhibit 5.1).
97.1

Firefly Neuroscience, Inc. Compensation Recovery Policy (incorporated herein by reference to Exhibit 97.1 to the
Company?s Annual Report on Form 10-K, filed with the SEC on March 31, 2025).
99.1

Unaudited Interim Condensed Consolidated Financial Statements for the Three Months ended March 31, 2024
(incorporated by reference to Exhibit 99.3 to the 8-K filed on August 12, 2024).
101.INS

Inline XBRL Instance Document.
101.SCH

Inline XBRL Taxonomy Extension Schema Document.
101.CAL

Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF

Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB

Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE

Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104

Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).
107*

Filing Fee Table.

#
Management contract or compensatory plan or arrangement.

*
To be filed by amendment.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(1)
to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the ?Calculation of Registration Fee? table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (i), (ii) and (iii) do not apply if the registration statement is on Form S-1 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the
Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule
424(b) that is part of the registration statement;

(2)
that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3)
to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(4)
that, for the purpose of determining liability under the Securities Act to any purchaser:

Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(5)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act of
1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kenmore, State of New York, on July 1, 2025.

FIREFLY
NEUROSCIENCE,
INC.

/s/ Greg Lipschitz

Greg Lipschitz

Chief Executive
Officer and Director
POWER OF ATTORNEY

Each person whose signature appears below hereby appoints each of Greg Lipschitz and Paul Krzywicki, severally, acting alone and without the other, his or her true and lawful attorney-in-fact, with full power of substitution, and with the authority to execute in the name of each such person, any and all amendments (including without limitation, post-effective amendments) to this registration statement on Form S-1, to sign any and all additional registration statements relating to the same offering of securities as this registration statement that are filed pursuant to Rule 462(b) of the Securities Act of 1933, and to file such registration statements with the SEC, together with any exhibits thereto and other documents therewith, necessary or advisable to enable the registrant to comply with the Securities Act of 1933, and any rules, regulations and requirements of the SEC in respect thereof, which amendments may make such other changes in the registration statement as the aforesaid attorney-in-fact executing the same deems appropriate.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature

Title

Date

/s/ Greg Lipschitz

Chief Executive Officer and Director

July 1, 2025
Greg Lipschitz

(Principal Executive Officer)

*

Chief Financial Officer

July 1, 2025
Paul Krzywicki

(Principal Financial Officer and Principal Accounting Officer)

*

President, Chief Operating Officer and Director

July 1, 2025
David DiCaprio

*

Director

July 1, 2025
Arun Menawat

*

Director

July 1, 2025
Brian Posner

*

Director

July 1, 2025
Stella Vnook

By: /s/ Greg Lipschitz

Attorney-in-Fact

July 1, 2025
Greg Lipschitz

Exhibit 4.9

Broker?s Warrant

NEITHER THIS SECURITY NOR THE SECURITIES FOR WHICH THIS SECURITY IS EXERCISABLE HAVE BEEN
REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY
STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS
AMENDED (THE ?SECURITIES ACT?), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT
TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE
EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE
SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS. THIS SECURITY AND THE
SECURITIES ISSUABLE UPON EXERCISE OF THIS SECURITY MAY BE PLEDGED IN CONNECTION WITH A BONA
FIDE MARGIN ACCOUNT OR OTHER LOAN SECURED BY SUCH SECURITIES.

COMMON STOCK PURCHASE WARRANT

FIREFLY NEUROSCIENCE, INC.

Warrant Shares: 5,125
Issue Date: February10, 2025

              THIS COMMON STOCK PURCHASE WARRANT (the ?Warrant?) certifies that, pursuant to that certain Finder?s
Fee Agreement (the ?Finder?s Fee Agreement?), dated February 3, 2025, by and between Firefly Neuroscience, Inc., a Delaware corporation (the ?Company?) and Research Capital Corp. (?Research?), Research (in such capacity with its permitted successors or assigns, the ?Holder?), as the registered owner of this Warrant, is entitled, upon the terms and subject to the limitations on exercise and the conditions hereinafter set forth, at any time on or after the date hereof (the ?Initial Exercise Date?) and on or prior to 5:00 p.m.
(New York City time) on February 10, 2028 (the ?Termination Date?) but not thereafter, to subscribe for and purchase from the
Company, up to 20,833 shares (as subject to adjustment hereunder, the ?Warrant Shares?) of Common Stock. The purchase price of one share of Common Stock under this Warrant shall be equal to the Exercise Price, as defined in Section 2(b).

       Section 1.       Definitions. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the
Finder?s Fee Agreement, and that certain Private Placement Subscription Agreement (the ?Purchase Agreement?), dated February 10,
2025, among the Company and the purchasers signatory thereto.

1

       Section 2.         Exercise.

       a)      Exercise of Warrant. Exercise of the purchase rights represented by this Warrant may be made, in whole or in part, at any time or times on or after the Initial Exercise Date and on or before the Termination Date by delivery to the
Company of a duly executed PDF copy submitted by e-mail (or e-mail attachment) of the Notice of Exercise in the form annexed hereto (the ?Notice of Exercise?). Within the earlier of (i) one (1) Trading Day and (ii) the number of Trading Days comprising the Standard Settlement Period (as defined in Section 2(d)(i) herein) following the date of exercise as aforesaid, the Holder shall deliver the aggregate Exercise Price for the shares specified in the applicable Notice of Exercise by wire transfer or cashier?s check drawn on a United States bank. No ink-original Notice of Exercise shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Notice of Exercise be required. Notwithstanding anything herein to the contrary, the Holder shall not be required to physically surrender this Warrant to the Company until the
Holder has purchased all of the Warrant Shares available hereunder and the Warrant has been exercised in full, in which case, the Holder shall surrender this Warrant to the Company for cancellation within three (3) Trading Days of the date on which the final Notice of Exercise is delivered to the Company. Partial exercises of this Warrant resulting in purchases of a portion of the total number of Warrant Shares available hereunder shall have the effect of lowering the outstanding number of
Warrant Shares purchasable hereunder in an amount equal to the applicable number of Warrant Shares purchased. The
Holder and the Company shall maintain records showing the number of Warrant Shares purchased and the date of such purchases. The Company shall deliver any objection to any Notice of Exercise within one (1) Business Day of receipt of such notice. The Holder and any assignee, by acceptance of this Warrant, acknowledge and agree that, by reason of the provisions of this paragraph, following the purchase of a portion of the Warrant Shares hereunder, the number of
Warrant Shares available for purchase hereunder at any given time may be less than the amount stated on the face hereof. For purposes hereof, a ?Trading Day? a day on which the Common Stock is traded on a Trading Market.

       b)        Exercise Price. The exercise price per share of Common Stock under this Warrant shall be $4.00, subject to adjustment hereunder (the ?Exercise Price?).

       c)        Cashless Exercise. Notwithstanding anything contained herein to the contrary (other than Section 1(e)
below), if at the time of exercise hereof a registration statement is not effective (or the prospectus contained therein is not available for use) for the resale by the Holder of all of the Warrant Shares, the Holder may, in its sole discretion, exercise this
Warrant in whole or in part and, in lieu of making the cash payment otherwise contemplated to be made to the Company upon such exercise in payment of the Exercise Price, elect instead to receive upon such exercise the ?Net Number? of shares of Common Stock determined according to the following formula (a ?Cashless Exercise?):

              Net Number = (A x B) - (A x C)
B

              For purposes of the foregoing formula:

A=          the total number of Warrant Shares with respect to which this Warrant is then being exercised.

2

B=          the Per Share Price (as defined below) of one (1) share of Common Stock at the time the net issuance election under this Section 2(c) is made.

C=          the Exercise Price then in effect for the applicable Warrant Shares at the time of such exercise.

For purposes of Section 2(c), ?Per Share Price? means: (i) if Company?s Common Stock is traded on a securities exchange or actively traded over-the-counter: (1) if Company?s Common Stock is traded on a securities exchange, the Per Share Price shall be deemed to be the closing price of Company?s Common Stock as quoted on any exchange, as published in the Western Edition of The Wall Street
Journal for the trading day immediately prior to the date of Holder?s election hereunder, (2) if Company?s Common Stock is actively traded over-the-counter, the Per Share Price shall be deemed to be the closing bid or sales price, whichever is applicable, of
Company?s Common Stock for the trading day immediately prior to the date of Holder?s election; (iii) if neither (i) nor (ii) is applicable, the Per Share Price shall be determined in good faith by the Board of Directors of Company based on relevant facts and circumstances at the time of the net exercise under Section 2(c), including in the case of a change of control of the Company the consideration receivable by the holders of the Common Stock in such change of control.

                For purposes of Rule 144(d) promulgated under the Securities Act, as in effect on the date hereof, assuming the
Holder is not an affiliate of the Company, it is intended that the Warrant Shares issued in a Cashless Exercise shall be deemed to have been acquired by the Holder, and the holding period for the Warrant Shares shall be deemed to have commenced, on the closing date of the offering pursuant to which the Company was obligated to issue this Warrant.

       d)        Mechanics of Exercise.

       i.    Delivery of Warrant Shares Upon Exercise. The Company shall cause the Warrant Shares purchased hereunder to be transmitted by the Transfer Agent to the Holder by crediting the account of the
Holder?s or its designee?s balance account with The Depository Trust Company through its Deposit or
Withdrawal at Custodian system (?DWAC?) if the Company is then a participant in such system and either (A) there is an effective registration statement permitting the issuance of the Warrant Shares to or resale of the Warrant Shares by the Holder or (B) the Warrant Shares are eligible for resale by the Holder without volume or manner-of-sale limitations pursuant to Rule 144, and otherwise by physical delivery of a certificate, registered in the Company?s share register in the name of the Holder or its designee, for the number of Warrant Shares to which the Holder is entitled pursuant to such exercise to the address specified by the Holder in the Notice of Exercise by the date that is the earlier of (i) one (1) Trading Day after delivery of the aggregate Exercise Price to the Company and (ii) the number of Trading Days comprising the Standard Settlement Period, in each case after the delivery to the Company of the Notice of Exercise (such date, the ?Warrant Share Delivery Date?). Upon delivery of the Notice of Exercise, the
Holder shall be deemed for all corporate purposes to have become the holder of record of the Warrant
Shares with respect to which this Warrant has been exercised, irrespective of the date of delivery of the
Warrant Shares, provided that payment of the aggregate Exercise Price is received within the earlier of (i)
one (1) Trading Day and (ii) the number of Trading Days comprising the Standard Settlement Period, in each case, following delivery to the Company of the Notice of Exercise. The Company agrees to maintain a transfer agent that is a participant in the FAST program so long as this Warrant remains outstanding and exercisable. As used herein, ?Standard Settlement Period? means the standard settlement period, expressed in a number of Trading Days, on the Company?s primary trading market upon which the Common Stock may then be listed (the ?Trading Market?) with respect to the Common Stock as in effect on the date of delivery of the Notice of Exercise.

3

      ii.    Delivery of New Warrants Upon Exercise. If this Warrant shall have been exercised in part, the Company shall, at the request of a Holder and upon surrender of this Warrant certificate, at the time of delivery of the Warrant Shares, deliver to the Holder a new Warrant evidencing the rights of the
Holder to purchase the unpurchased Warrant Shares called for by this Warrant, which new Warrant shall in all other respects be identical with this Warrant.

       iii.    Rescission Rights. If the Company fails to cause the Transfer Agent to transmit to the
Holder the Warrant Shares pursuant to Section 2(d)(i) by the Warrant Share Delivery Date, then the
Holder will have the right to rescind such exercise.

       iv.    No Fractional Shares or Scrip. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant. As to any fraction of a share which the Holder would otherwise be entitled to purchase upon such exercise, the Company shall, at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Exercise
Price or round up to the next whole share.

       v.    Charges, Taxes and Expenses. Issuance of Warrant Shares shall be made without charge to the Holder for any issue or transfer tax or other incidental expense in respect of the issuance of such
Warrant Shares, all of which taxes and expenses shall be paid by the Company, and such Warrant Shares shall be issued in the name of the Holder or in such name or names as may be directed by the Holder;
provided, however, that, in the event that Warrant Shares are to be issued in a name other than the name of the Holder, this Warrant when surrendered for exercise shall be accompanied by the Assignment Form attached hereto duly executed by the Holder and the Company may require, as a condition thereto, the payment of a sum sufficient to reimburse it for any transfer tax incidental thereto. The Company shall pay all Transfer Agent fees required for same-day processing of any Notice of Exercise and all fees to the
Depository Trust Company (or another established clearing corporation performing similar functions)
required for same-day electronic delivery of the Warrant Shares.

4

       vi.    Closing of Books. The Company will not close its stockholder books or records in any manner which prevents the timely exercise of this Warrant, pursuant to the terms hereof.

       e)         Holder?s Exercise Limitations. The Company shall not effect any exercise of this Warrant, and a
Holder shall not have the right to exercise any portion of this Warrant, pursuant to Section 2 or otherwise, to the extent that after giving effect to such issuance after exercise as set forth on the applicable Notice of Exercise, the
Holder (together with the Holder?s Affiliates, and any other Persons acting as a group together with the Holder or any of the Holder?s Affiliates (such Persons, ?Attribution Parties?)), would beneficially own in excess of the
Beneficial Ownership Limitation (as defined below).  For purposes of the foregoing sentence, the number of shares of Common Stock beneficially owned by the Holder and its Affiliates and Attribution Parties shall include the number of shares of Common Stock issuable upon exercise of this Warrant with respect to which such determination is being made, but shall exclude the number of shares of Common Stock which would be issuable upon (i) exercise of the remaining, nonexercised portion of this Warrant beneficially owned by the Holder or any of its Affiliates or
Attribution Parties and (ii) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Company (including, without limitation, any other Common Stock Equivalents) subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by the Holder or any of its
Affiliates or Attribution Parties.  Except as set forth in the preceding sentence, for purposes of this Section 2(e), beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder, it being acknowledged by the Holder that the Company is not representing to the Holder that such calculation is in compliance with Section 13(d) of the Exchange Act and the Holder is solely responsible for any schedules required to be filed in accordance therewith. To the extent that the limitation contained in this Section 2(e) applies, the determination of whether this Warrant is exercisable (in relation to other securities owned by the Holder together with any Affiliates and Attribution Parties) and of which portion of this Warrant is exercisable shall be in the sole discretion of the Holder, and the submission of a Notice of Exercise shall be deemed to be the Holder?s determination of whether this Warrant is exercisable (in relation to other securities owned by the
Holder together with any Affiliates and Attribution Parties) and of which portion of this Warrant is exercisable, in each case subject to the Beneficial Ownership Limitation, and the Company shall have no obligation to verify or confirm the accuracy of such determination. In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. For purposes of this Section 2(e), in determining the number of outstanding shares of
Common Stock, a Holder may rely on the number of outstanding shares of Common Stock as reflected in (A) the
Company?s most recent periodic or annual report filed with the Commission, as the case may be, (B) a more recent public announcement by the Company or (C) a more recent written notice by the Company or the Transfer Agent setting forth the number of shares of Common Stock outstanding.  Upon the written or oral request of a Holder, the
Company shall within one Trading Day confirm orally and in writing to the Holder the number of shares of
Common Stock then outstanding.  In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Warrant, by the Holder or its Affiliates or Attribution Parties since the date as of which such number of outstanding shares of
Common Stock was reported. The ?Beneficial Ownership Limitation? shall be 4.9% of the number of shares of the
Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon exercise of this Warrant. The Holder, upon notice to the Company, may increase or decrease the Beneficial
Ownership Limitation provisions of this Section 2(e), provided that the Beneficial Ownership Limitation in no event exceeds 9.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock upon exercise of this Warrant held by the Holder and the provisions of this
Section 2(e) shall continue to apply. Any increase in the Beneficial Ownership Limitation will not be effective until the 61st day after such notice is delivered to the Company. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 2(e) to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership
Limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitations contained in this paragraph shall apply to a successor holder of this Warrant.

5

       Section 3.         Certain Adjustments.

       a)      Stock Dividends and Splits. If the Company, at any time while this Warrant is outstanding: (i) pays a stock dividend or otherwise makes a distribution or distributions on shares of its Common Stock or any other equity or equity equivalent securities payable in shares of Common Stock (which, for avoidance of doubt, shall not include any shares of
Common Stock issued by the Company upon exercise of this Warrant), (ii) subdivides outstanding shares of Common Stock into a larger number of shares, (iii) combines (including by way of reverse stock split) outstanding shares of Common Stock into a smaller number of shares, or (iv) issues by reclassification of shares of the Common Stock any shares of capital stock of the Company, then in each case the Exercise Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock (excluding treasury shares, if any) outstanding immediately before such event and of which the denominator shall be the number of shares of Common Stock outstanding immediately after such event, and the number of shares issuable upon exercise of this Warrant shall be proportionately adjusted such that the aggregate Exercise
Price of this Warrant shall remain unchanged. Any adjustment made pursuant to this Section 3(a) shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

6

       b)       Voluntary Reduction. Subject to the rules and regulations of the Nasdaq Capital Market, the Company from time to time may reduce the Exercise Price by any amount for any period of time (including, without limitation, permanently)
if the period is at least 20 days and if the reduction is irrevocable during the period. Whenever the Exercise Price is reduced, the Company shall mail to the Holders a notice of the reduction. The Company shall mail the notice at least 15 days before the date the reduced Exercise Price takes effect. The notice shall state the reduced Exercise Price and the period it will be in effect.

       c)        [RESERVED]

       d)        [RESERVED]

7

       e)        Fundamental Transaction. If, at any time while this Warrant is outstanding, (i) the Company, directly or indirectly, in one or more related transactions effects any merger or consolidation of the Company with or into another
Person, (ii) the Company (or any Subsidiary), directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions, (iii) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Common Stock are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50% or more of the outstanding Common Stock or 50% or more of the voting power of the common equity of the Company, (iv) the Company, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property, or (v) the
Company, directly or indirectly, in one or more related transactions consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off, merger or scheme of arrangement) with another Person or group of Persons whereby such other Person or group acquires more than 50% of the outstanding shares of Common Stock or 50% or more of the voting power of the common equity of the Company (each a
?Fundamental Transaction?), then, upon any subsequent exercise of this Warrant, the Holder shall have the right to receive, for each Warrant Share that would have been issuable upon such exercise immediately prior to the occurrence of such
Fundamental Transaction, at the option of the Holder (without regard to any limitation in Section 2(e) on the exercise of this
Warrant), the number of shares of Common Stock of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and any additional consideration (the ?Alternate Consideration?) receivable as a result of such
Fundamental Transaction by a holder of the number of shares of Common Stock for which this Warrant is exercisable immediately prior to such Fundamental Transaction (without regard to any limitation in Section 2(e) on the exercise of this
Warrant). For purposes of any such exercise, the determination of the Exercise Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one share of Common
Stock in such Fundamental Transaction, and the Company shall apportion the Exercise Price among the Alternate
Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate
Consideration. If holders of Common Stock are given any choice as to the securities, cash or property to be received in a
Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any exercise of this Warrant following such Fundamental Transaction. The Company shall cause any successor entity in a
Fundamental Transaction in which the Company is not the survivor (the ?Successor Entity?) to assume in writing all of the obligations of the Company under this Warrant and the other Transaction Documents in accordance with the provisions of this Section 3(e) pursuant to written agreements in form and substance reasonably satisfactory to the Holder and approved by the Holder (without unreasonable delay) prior to such Fundamental Transaction and shall, at the option of the Holder, deliver to the Holder in exchange for this Warrant a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Warrant which is exercisable for a corresponding number of shares of capital stock of such Successor Entity (or its parent entity) equivalent to the shares of Common Stock acquirable and receivable upon exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) prior to such Fundamental
Transaction, and with an exercise price which applies the exercise price hereunder to such shares of capital stock (but taking into account the relative value of the shares of Common Stock pursuant to such Fundamental Transaction and the value of such shares of capital stock, such number of shares of capital stock and such exercise price being for the purpose of protecting the economic value of this Warrant immediately prior to the consummation of such Fundamental Transaction), and which is reasonably satisfactory in form and substance to the Holder. Upon the occurrence of any such Fundamental
Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental
Transaction, the provisions of this Warrant and the other Transaction Documents referring to the ?Company? shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Warrant and the other Transaction Documents with the same effect as if such
Successor Entity had been named as the Company herein. For the avoidance of doubt, the Holder shall be entitled to the benefits of the provisions of this Section 3(e) regardless of (i) whether the Company has sufficient authorized shares of
Common Stock for the issuance of Warrant Shares and/or (ii) whether a Fundamental Transaction occurs prior to the Initial
Exercise Date.

       f)        Calculations. All calculations under this Section 3 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this Section 3, the number of shares of Common Stock deemed to be issued and outstanding as of a given date shall be the sum of the number of shares of Common Stock (excluding treasury shares, if any)
issued and outstanding.

8

       g)        Notice to Holder.

       i.    Adjustment to Exercise Price. Whenever the Exercise Price is adjusted pursuant to any provision of this Section 3, the Company shall promptly deliver to the Holder by email a notice setting forth the Exercise Price after such adjustment and any resulting adjustment to the number of Warrant
Shares and setting forth a brief statement of the facts requiring such adjustment.

       ii.    Notice to Allow Exercise by Holder. If (A) the Company shall declare a dividend (or any other distribution in whatever form) on the Common Stock, (B) the Company shall declare a special nonrecurring cash dividend on or a redemption of the Common Stock, (C) the Company shall authorize the granting to all holders of the Common Stock rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights, (D) the approval of any stockholders of the Company shall be required in connection with any reclassification of the Common Stock, any consolidation or merger to which the Company (or any of its Subsidiaries) is a party, any sale or transfer of all or substantially all of its assets, or any compulsory share exchange whereby the Common Stock is converted into other securities, cash or property, or (E) the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company, then, in each case, the Company shall cause to be delivered by email to the Holder at its last email address as it shall appear upon the Warrant Register of the Company, at least 20 calendar days prior to the applicable record or effective date hereinafter specified, a notice stating
(x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Common Stock of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or
(y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Common
Stock of record shall be entitled to exchange their shares of the Common Stock for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange;
provided that the failure to deliver such notice or any defect therein or in the delivery thereof shall not affect the validity of the corporate action required to be specified in such notice. To the extent that any notice provided in this Warrant constitutes, or contains, material, non-public information regarding the
Company or any of the Subsidiaries, the Company shall simultaneously file such notice with the
Commission pursuant to a Current Report on Form 8-K. The Holder shall remain entitled to exercise this
Warrant during the period commencing on the date of such notice to the effective date of the event triggering such notice except as may otherwise be expressly set forth herein.

9

       Section 4.         Transfer of Warrant.

       a)      Transferability. Subject to compliance with any applicable securities laws and the conditions set forth in the
Finder?s Fee Agreement, this Warrant and all rights hereunder (including, without limitation, any registration rights) are transferable, in whole or in part, upon surrender of this Warrant at the principal office of the Company or its designated agent, together with a written assignment of this Warrant substantially in the form attached hereto duly executed by the
Holder or its agent or attorney and funds sufficient to pay any transfer taxes payable upon the making of such transfer. Upon such surrender and, if required, such payment, the Company shall execute and deliver a new Warrant or Warrants in the name of the assignee or assignees, as applicable, and in the denomination or denominations specified in such instrument of assignment, and shall issue to the assignor a new Warrant evidencing the portion of this Warrant not so assigned, and this
Warrant shall promptly be cancelled. Notwithstanding anything herein to the contrary, the Holder shall not be required to physically surrender this Warrant to the Company unless the Holder has assigned this Warrant in full, in which case, the
Holder shall surrender this Warrant to the Company within three (3) Trading Days of the date on which the Holder delivers an assignment form to the Company assigning this Warrant in full. The Warrant, if properly assigned in accordance herewith, may be exercised by a new holder for the purchase of Warrant Shares without having a new Warrant issued.

       b)      New Warrants. This Warrant may be divided or combined with other Warrants upon presentation hereof at the aforesaid office of the Company, together with a written notice specifying the names and denominations in which new
Warrants are to be issued, signed by the Holder or its agent or attorney. Subject to compliance with Section 4(a), as to any transfer which may be involved in such division or combination, the Company shall execute and deliver a new Warrant or
Warrants in exchange for the Warrant or Warrants to be divided or combined in accordance with such notice. All Warrants issued on transfers or exchanges shall be dated the original Issue Date and shall be identical with this Warrant except as to the number of Warrant Shares issuable pursuant thereto.

       c)        Warrant Register. The Company shall register this Warrant, upon records to be maintained by the Company for that purpose (the ?Warrant Register?), in the name of the record Holder hereof from time to time. The Company may deem and treat the registered Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes, absent actual notice to the contrary.

       d)       Transfer Restrictions. If, at the time of the surrender of this Warrant in connection with any transfer of this
Warrant, the transfer of this Warrant shall not be either (i) registered pursuant to an effective registration statement under the
Securities Act and under applicable state securities or blue sky laws or (ii) eligible for resale without volume or manner-of-
sale restrictions or current public information requirements pursuant to Rule 144, the Company may require, as a condition of allowing such transfer, that hat the Holder or transferee of this Warrant, as the case may be, deliver an unqualified opinion of counsel issued to the Company and reasonably acceptable to the Company.

10

       e)      Representation by the Holder. The Holder, by the acceptance hereof, represents and warrants that it is acquiring this Warrant and, upon any exercise hereof, will acquire the Warrant Shares issuable upon such exercise, for its own account and not with a view to or for distributing or reselling such Warrant Shares or any part thereof in violation of the
Securities Act or any applicable state securities law, except pursuant to sales registered or exempted under the Securities Act.

       Section 5.          Miscellaneous.

       a)       No Rights as Stockholder Until Exercise; No Settlement in Cash. This Warrant does not entitle the Holder to any voting rights, dividends or other rights as a stockholder of the Company prior to the exercise hereof as set forth in
Section 2(d)(i), except as expressly set forth in Section 3. In no event shall the Company be required to net cash settle an exercise of this Warrant.

       b)       Loss, Theft, Destruction or Mutilation of Warrant. The Company covenants that upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant or any stock certificate relating to the Warrant Shares, and in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to it
(which, in the case of the Warrant, shall not include the posting of any bond), and upon surrender and cancellation of such
Warrant or stock certificate, if mutilated, the Company will make and deliver a new Warrant or stock certificate of like tenor and dated as of such cancellation, in lieu of such Warrant or stock certificate.

       c)      Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then such action may be taken or such right may be exercised on the next succeeding Business Day.

       d)        Authorized Shares.

              The Company covenants that, during the period the Warrant is outstanding, it will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of the Warrant
Shares upon the exercise of any purchase rights under this Warrant. The Company further covenants that its issuance of this Warrant shall constitute full authority to its officers who are charged with the duty of issuing the necessary
Warrant Shares upon the exercise of the purchase rights under this Warrant. The Company will take all such reasonable action as may be necessary to assure that such Warrant Shares may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of the Trading Market upon which the
Common Stock may be listed. The Company covenants that all Warrant Shares which may be issued upon the exercise of the purchase rights represented by this Warrant will, upon exercise of the purchase rights represented by this Warrant and payment for such Warrant Shares in accordance herewith, be duly authorized, validly issued, fully paid and nonassessable and free from all taxes, liens and charges created by the Company in respect of the issue thereof (other than taxes in respect of any transfer occurring contemporaneously with such issue).

11

       Except and to the extent as waived or consented to by the Holder, the Company shall not by any action, including, without limitation, amending its certificate of incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of Holder as set forth in this Warrant against impairment. Without limiting the generality of the foregoing, the Company will (i) not increase the par value of any Warrant Shares above the amount payable therefor upon such exercise immediately prior to such increase in par value, (ii) take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Warrant Shares upon the exercise of this Warrant and (iii) use commercially reasonable efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof, as may be, necessary to enable the
Company to perform its obligations under this Warrant.

       Before taking any action which would result in an adjustment in the number of Warrant Shares for which this Warrant is exercisable or in the Exercise Price, the Company shall obtain all such authorizations or exemptions thereof, or consents thereto, as may be necessary from any public regulatory body or bodies having jurisdiction thereof.

       e)        Jurisdiction. All questions concerning the construction, validity, enforcement and interpretation of this
Warrant shall be determined in accordance with the provisions of the Finder?s Fee Agreement.

       f)         Restrictions. The Holder acknowledges that the Warrant Shares acquired upon the exercise of this Warrant, if not registered, will have restrictions upon resale imposed by state and federal securities laws.

       g)      Nonwaiver and Expenses. No course of dealing or any delay or failure to exercise any right hereunder on the part of Holder shall operate as a waiver of such right or otherwise prejudice the Holder?s rights, powers or remedies, notwithstanding the fact that the right to exercise this Warrant terminates on the Termination Date. Without limiting any other provision of this Warrant or the Finder Fee?s Agreement, if the Company willfully and knowingly fails to comply with any provision of this Warrant, which results in any material damages to the Holder, the Company shall pay to the Holder such amounts as shall be sufficient to cover any costs and expenses including, but not limited to, reasonable attorneys? fees, including those of appellate proceedings, incurred by the Holder in collecting any amounts due pursuant hereto or in otherwise enforcing any of its rights, powers or remedies hereunder.

12

       h)        Notices. Any notice, request or other document required or permitted to be given or delivered to the Holder by the Company shall be delivered in accordance with the notice provisions of the Finder Fee?s Agreement.

       i)         Limitation of Liability. No provision hereof, in the absence of any affirmative action by the Holder to exercise this Warrant to purchase Warrant Shares, and no enumeration herein of the rights or privileges of the Holder, shall give rise to any liability of the Holder for the purchase price of any Common Stock or as a stockholder of the Company, whether such liability is asserted by the Company or by creditors of the Company.

       j)       Remedies. The Holder, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Warrant. The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this
Warrant and hereby agrees to waive and not to assert the defense in any action for specific performance that a remedy at law would be adequate.

       k)        Successors and Assigns. Subject to applicable securities laws, this Warrant and the rights and obligations evidenced hereby shall inure to the benefit of and be binding upon the successors and permitted assigns of the Company and the successors and permitted assigns of Holder. The provisions of this Warrant are intended to be for the benefit of any
Holder from time to time of this Warrant and shall be enforceable by the Holder or holder of Warrant Shares.

       l)         Amendment. This Warrant may be modified or amended or the provisions hereof waived with the written consent of the Company and the Holder.

       m)       Severability. Wherever possible, each provision of this Warrant shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Warrant shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provisions or the remaining provisions of this Warrant.

       n)        Headings. The headings used in this Warrant are for the convenience of reference only and shall not, for any purpose, be deemed a part of this Warrant.

********************

(Signature Page Follows)

13

              IN WITNESS WHEREOF, the Company has caused this Warrant to be executed by its officer thereunto duly authorized as of the date first above indicated.

FIREFLY NEUROSCIENCE, INC.

By: __________________________________________
     Name: Paul Krzywicki
     Title: Chief Financial Officer

14

NOTICE OF EXERCISE

TO:
FIREFLY NEUROSCIENCE, INC.

              (1)    The undersigned hereby elects to purchase ________ Warrant Shares of the Company pursuant to the terms of the attached Warrant (only if exercised in full), and tenders herewith payment of the exercise price in full, together with all applicable transfer taxes, if any.

              (2)    Payment shall take the form of (check applicable box):

[ ] in lawful money of the United States; or

[ ] if permitted the cancellation of such number of Warrant Shares as is necessary, in accordance with the formula set forth in subsection 2(c), to exercise this Warrant with respect to the maximum number of
Warrant Shares purchasable pursuant to the cashless exercise procedure set forth in subsection 2(c).

              (3)    Please issue said Warrant Shares in the name of the undersigned or in such other name as is specified below:

_______________________________

The Warrant Shares shall be delivered to the following DWAC Account Number:

_______________________________

_______________________________

_______________________________

    (4) Accredited Investor. The undersigned is an ?accredited investor? as defined in Regulation D promulgated under the Securities
Act of 1933, as amended.

[SIGNATURE OF HOLDER]

Name of Investing Entity: ________________________________________________________________________
Signature of Authorized Signatory of Investing Entity: _________________________________________________
Name of Authorized Signatory: ___________________________________________________________________
Title of Authorized Signatory: ____________________________________________________________________
Date: ________________________________________________________________________________________

EXHIBIT B

ASSIGNMENT FORM

  (To assign the foregoing Warrant, execute this form and supply required information. Do not use this form to purchase shares.)

  FOR VALUE RECEIVED, the foregoing Warrant and all rights evidenced thereby are hereby assigned to

Name:

  (Please Print)

Address:

Phone Number:

Email Address:
(Please Print)

______________________________________

______________________________________

Dated: _______________ __, ______

Holder?s Signature:

Holder?s Address:

Exhibit 4.10

THESE WARRANTS WILL EXPIRE AND BECOME NULL AND VOID AT 4:30 P.M. (NEW YORK TIME) ON THE
EXPIRY DATE (as defined herein) OR SUCH EARLIER DATE AS PROVIDED FOR HEREIN.

UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST
NOT TRADE THE SECURITY BEFORE THE DATE THAT IS 4 MONTHS AND A DAY AFTER THE LATER OF (I)
JUNE 15, 2023, AND (II) THE DATE THE ISSUER BECOMES A REPORTING ISSUER IN ANY PROVINCE OR
TERRITORY.

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE
UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE ?U.S. Securities Act?) OR ANY APPLICABLE
STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE
BENEFIT OF THE CORPORATION THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR
OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO THE CORPORATION, (B) OUTSIDE
THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. Securities Act AND
IN COMPLIANCE WITH LOCAL LAWS AND REGULATIONS, (C) IN COMPLIANCE WITH THE EXEMPTION
FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, IF
AVAILABLE, AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES OR ?BLUE SKY? LAWS, OR (D)
IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY
APPLICABLE STATE SECURITIES LAWS, AND, IN THE CASE OF SUBPARAGRAPH (C) OR (D), THE SELLER
FURNISHES TO THE CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING OR SUCH OTHER
EVIDENCE AS THE CORPORATION MAY REQUIRE IN FORM AND SUBSTANCE REASONABLY SATISFACTORY
TO THE CORPORATION TO SUCH EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE ?GOOD
DELIVERY? IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

SERIES A WARRANT FIREFLY NEUROSCIENCES INC.

(Incorporated under the laws of Delaware)

WARRANT CERTIFICATE
432,034 Series A Warrants

NO. 2023S-A9

       THIS IS TO CERTIFY THAT, FOR VALUE RECEIVED,

ALEX SPIRO (the "holder")

is entitled to exercise these common share purchase warrants (the "Series A Warrants") and acquire, upon and subject to the terms and conditions hereinafter set forth, at any time and from time to time until 4:30 p.m. (Toronto time) (the "Expiry Time") on June 15,
2028 (the "Expiry Date"), one Class A common share (a "Common Share") of Firefly Neurosciences Inc. (the "Corporation") for
each Series A Warrant represented hereby at and for a price of CDN$0.01 per Common Share (the "Exercise Price").

1.
Subject to paragraph 4, the right to acquire Common Shares hereunder may only be exercised during the period herein specified by:

(a)
completing, in the manner indicated, and executing the exercise form attached as Schedule "B" for that number of
Common Shares which the holder is entitled and wishes to purchase;

(b)
surrendering this Series A Warrant certificate to the Corporation at its registered office at Suite 1250, 639 ? 5th Ave.
SW, Calgary, Alberta T2P 0M9; and

(c)
paying the appropriate Exercise Price for the Common Shares subscribed for either by cash, certified cheque payable at par to or to the order of the Corporation or such other consideration as may be authorized by the Board of
Directors.

2.
Upon surrender and payment as aforesaid, the Corporation will, subject to the terms hereof, issue to the person or persons named in the exercise form the number of Common Shares subscribed for and such person or persons will be shareholders of the Corporation in respect of the Common Shares comprising a portion of such Common Shares as at the date of surrender and payment. As soon as practicable after surrender of the certificate and payment of the Exercise Price, the Corporation will mail to such person or persons, at the address or addresses specified in the exercise form, a certificate or certificates evidencing the Common Shares subscribed for. If the holder exercises these Series A Warrants for a lesser number of
Common Shares than the number of Common Shares referred to above, the holder shall be entitled to receive a new Series A
Warrant certificate (substantially in the form hereof) in respect of the Common Shares that might have been subscribed for hereunder but which were not then purchased by the holder. In no event shall fractional Common Shares be issued in connection with the exercise of these Series A Warrants.

3.
Subject to the conditions set forth in subsection 4 below, these Series A Warrants are exercisable at any time and from time to time upon payment in the manner and at the place provided for above.

4.
These Series A Warrants shall be exercisable by the holder (each a "Vesting Event") subject to the conditions as set out in
Schedule "A?.

5.
All right, title and interest in the Series A Warrants represented hereby is held exclusively by the holder and the Series A
Warrants may not be transferred or assigned.

6.
Upon exercise of these Series A Warrants, each certificate, instrument, or book entry representing the Common Shares and any other securities issued in respect of the securities referenced in Section 10 upon any share split, share dividend, recapitalization, merger, consolidation, or similar event, shall be notated with a legend substantially in the following form:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE
UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE ?U.S. Securities Act?) OR ANY APPLICABLE
STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE
BENEFIT OF THE CORPORATION THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR
OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO THE CORPORATION, (B) OUTSIDE
THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. Securities Act
AND IN COMPLIANCE WITH LOCAL LAWS AND REGULATIONS, (C) IN COMPLIANCE WITH THE EXEMPTION
FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, IF
AVAILABLE, AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES OR ?BLUE SKY? LAWS, OR
(D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR
ANY APPLICABLE STATE SECURITIES LAWS, AND, IN THE CASE OF SUBPARAGRAPH (C) OR (D), THE
SELLER FURNISHES TO THE CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING OR
SUCH OTHER EVIDENCE AS THE CORPORATION MAY REQUIRE IN FORM AND SUBSTANCE REASONABLY
SATISFACTORY TO THE CORPORATION TO SUCH EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT
CONSTITUTE ?GOOD DELIVERY? IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA

7.
If these Series A Warrants are stolen, lost, mutilated or destroyed the Corporation may, on such reasonable terms as to indemnity or otherwise as it may impose, deliver replacement Series A Warrants of like denomination, tenor and date as the
Series A Warrants so stolen, lost, mutilated or destroyed.

8.
These Series A Warrants shall not entitle the holder to any rights whatsoever as a shareholder of the Corporation prior to the exercise thereof.

9.
All right, title and interest in the Series A Warrants represented hereby is held exclusively by the holder and the Series A
Warrants may not be transferred or assigned. Should the holder cease to be engaged by the Corporation or one of its subsidiaries for any reason, the Series A Warrants granted herein shall expire and terminate immediately as to the then unvested portion thereof.

10.
The number of Common Shares purchasable upon exercise of the Series A Warrants shall be subject to adjustment from time to time in the events and in the manner provided for below.

(a)
If and whenever at any time from the date hereof the Corporation shall:

(i)
subdivide, redivide or change its outstanding Common Shares into a greater number of shares; or

(ii)
reduce, combine or consolidate its outstanding Common Shares into a smaller number of shares;

the number of Common Shares obtainable under each Series A Warrant shall be adjusted immediately after the effective date of such subdivision, redivision, change, reduction, combination or consolidation, by multiplying the number of Common Shares theretofore obtainable on the exercise of such Series A Warrant by a fraction of which the numerator shall be the total number of Common Shares outstanding immediately after such date and the denominator shall be the total number of Common Shares outstanding immediately prior to such date. The Exercise
Price shall also be amended proportionately such that the aggregate Exercise Price payable upon exercise of the
Series A Warrants remains unchanged. The foregoing adjustments shall be made successively whenever any event referred to in this subsection 8(a) shall occur.

(b)
If and whenever at any time from the date hereof there is a reclassification of the Common Shares or a capital reorganization of the Corporation other than as described in subsection 8(a) or a consolidation, amalgamation, arrangement or merger of the Corporation with or into any other body corporate, trust, partnership or other entity, or a sale or conveyance of the property and assets of the Corporation as an entirety or substantially as an entirety to any other body corporate, trust, partnership or other entity, a holder shall be entitled to receive and shall accept, in lieu of the number of Common Shares originally sought to be acquired by it, the number of shares, share purchase warrants or other securities or property of the Corporation or of the body corporate, trust, partnership or other entity resulting from such merger, amalgamation, arrangement or

consolidation, or to which such sale or conveyance may be made, as the case may be, that such holder would have been entitled to receive on such reclassification, capital reorganization, consolidation, amalgamation, merger, sale or conveyance, if, on the record date or the effective date thereof, as the case may be, the holder had been the registered holder of the number of Common Shares originally sought to be acquired by it and to which it was entitled to acquire upon the exercise of the Series A Warrants.

(c)
The adjustments provided for in this paragraph 8 in the number of Common Shares and classes of securities which are to be received on the exercise of Series A Warrants are cumulative. After any adjustment pursuant to this paragraph 8, the term "Common Shares" where used in this agreement shall be interpreted to mean securities of any class or classes which, as a result of such adjustment and all prior adjustments pursuant to this paragraph 8, the holder is entitled to receive upon the exercise of its Series A Warrants, and the number of Common Shares indicated
by any exercise made pursuant to an Series A Warrant shall be interpreted to mean the number of Common Shares or other property or securities a holder is entitled to receive, as a result of such adjustment and all prior adjustments pursuant to this paragraph, upon the full exercise of an Series A Warrant.

(d)
If a dispute shall at any time arise with respect to adjustments provided for herein, such dispute shall be conclusively determined by the Corporation's auditors (except in cases where any determination relating to adjustments is to be made by the board of directors of the Corporation), or if they are unable or unwilling to act, by such other firm of independent chartered accountants as may be selected by action of the directors and any such determination shall be binding upon the Corporation and the holder.

(e)
As a condition precedent to the taking of any action that would require an adjustment in any of the acquisition rights pursuant to any of the Series A Warrants, including the number of Common Shares that are to be received upon the exercise thereof, the Corporation shall take any corporate action which may, in the opinion of counsel to the
Corporation, be necessary in order that the Corporation has unissued and reserved in its authorized capital and may validly and legally issue as fully paid and non-assessable all of the Common Shares that the holders of Series A
Warrants are entitled to receive on the full exercise thereof in accordance with the provisions hereof.

(f)
In any case in which the terms of these Series A Warrants shall require that an adjustment become effective as of a particular time, the Corporation may defer, until such time, issuing to the holder in respect of any Series A Warrants exercised after the record date for the event giving rise to the adjustment and before such time the kind and amount of shares, common share purchase warrants, other securities or property to which the holder would be entitled upon such exercise by reason of the relevant adjustment, provided, however that the Corporation shall deliver to the holder an appropriate instrument evidencing such holder's right, upon the occurrence of any event requiring the adjustment, to the relevant adjustment.

(g)
At least 10 days prior to the effective date or record date, as the case may be, of any event which requires or might require an adjustment in any attribute of these Series A Warrants, including the Exercise Price and the number of
Common Shares that are purchasable upon the exercise thereof, the Corporation shall give notice to the holder of the particulars of such event and, if determinable, the required adjustment. In case any adjustment is not then determinable, the Corporation shall promptly after such adjustment is determinable give notice to the holder of the adjustment.

11.
On the happening of each and every event referred to above that gives rise to an adjustment, the applicable provisions of these Series A Warrants shall, ipso facto, be deemed to be amended accordingly and the Corporation shall take all necessary action so as to comply with such provisions as so amended.

12.
The Corporation represents and warrants that it is duly authorized to create and deliver these Series A Warrants and to issue the Common Shares, that may be issued hereunder and that these Series A Warrants, when signed by the Corporation as herein provided, will be a valid obligation of the Corporation enforceable against the Corporation in accordance with the provisions hereof. The Corporation hereby covenants and agrees that, subject to the provisions hereof, it will cause the
Common Shares from time to time duly subscribed for and purchased in the manner herein provided, and the certificates evidencing such Common Shares, to be duly issued and delivered, and that at all times while these Series A Warrants remain outstanding, it shall have sufficient authorized capital to satisfy its obligations hereunder should the holder determine to exercise the right in respect of all of the Common Shares for the time being purchasable pursuant to these Series A Warrants.
Certificates for Common Shares issued upon the exercise of these Series A Warrants may bear such legend or legends as to transfer as may be considered necessary by the Corporation and its counsel, acting reasonably. All Common Shares issued upon the exercise of the right of purchase herein provided (upon payment therefor of the amount at which such Common
Shares may at the time be purchased pursuant to the provisions hereof), shall be issued as fully paid and non-assessable
Common Shares and the holders thereof shall not be liable to the Corporation or its creditors in respect thereof.

13.
Time shall be of the essence hereof.

14.
These Series A Warrants shall be governed by and construed in accordance with the laws of the State of Delaware and the laws of the United States of America applicable therein.

15.
These Series A Warrants shall not be valid for any purpose whatsoever until signed by the Corporation.

       IN WITNESS WHEREOF the Corporation has caused these Series A Warrants to be executed by its duly authorized officer.

       DATED as of the 15th day of June, 2023.

FIREFLY NEUROSCIENCES INC.

Per:

SCHEDULE "A"

SERIES A VESTING TERMS

The Series A Warrants shall be vested, following the occurrence of the following:

1.
a Public Listing or equity raise of the Common Shares of the Corporation, in accordance with the following vesting schedule:

Vesting Event
Market Capitalization1
Vested Warrants on Vesting Event
#1
$200,000,000
432,034

1If Publicly traded, the Market Capitalization of the Shares must be maintained for a period for 3 consecutive trading days for the Vesting Event to be triggered.

Definitions:

"Market Capitalization" means the total dollar value of all outstanding Common Shares calculated by multiplying the number of Common Shares times the current Market Price.

"Market Price" means closing price of the Common Shares on the Stock Exchange.

"Public Listing" means the closing of: (i) a transaction resulting in the Shares being listed (directly or indirectly) on the
Nasdaq, NYSE, NEO, CSE Exchange or any other recognized US or Canadian securities exchange (a ?Stock Exchange?), including but not limited to an initial public offering, plan of arrangement, amalgamation, reverse take-over or other business combination pursuant to which the securities of the Corporation (or any resulting issuer or parent thereof) become listed on a
Stock Exchange.

2.
All unvested Series A Warrants shall be vested upon Change of Control.

"Change of Control" means "Change of Control" means, with respect to the Purchaser, the occurrence of any of the following:

a)
the purchase or acquisition of voting shares of the Corporation and/or securities convertible into voting shares of the
Purchaser or carrying the right to acquire voting shares of the Purchaser ("Convertible Securities") as a result of which a person, group of persons or persons acting jointly or in concert, or any Affiliates or Associates (as such terms are defined in the Securities Act (Ontario)) of any such person, group of persons or any of such persons acting jointly or in concert (collectively the "Holders") beneficially own or exercise control or direction over voting shares and/or
Convertible Securities of the Purchaser such that, assuming after the conversion of the Convertible Securities beneficially owned by the Holders thereof, would have the right to cast more than 50% of the votes attached to all voting shares of the Corporation; or

b)
approval by the shareholders of:

(i)
a liquidation, dissolution or winding up of the Corporation, or

(ii)
the sale, lease or exchange of all or substantially all of the assets of the Corporation, or

(iii)
an amalgamation, arrangement, merger or other consolidation or combination of the Corporation with another entity pursuant to which the shareholders of the Corporation immediately thereafter do not own securities of the successor or continuing entity which would entitle them to cast more than 50% of the votes attaching to all voting shares.

SCHEDULE "B"

EXERCISE FORM

TO:         FIREFLY NEUROSCIENCES INC.

       The undersigned holder of the within Series A Warrants hereby subscribes for                                               Common Shares
in the capital of Firefly Neurosciences Inc. and hereby makes payment of the exercise price for the said number of Common Shares.

       The undersigned hereby directs that the Common Shares hereby subscribed for be issued and delivered as follows:

Name in Full
Address in Full
Number of Common
Shares

       (Please state full names in which share certificates are to be issued, stating whether Mr., Mrs., Ms. or Miss.)

       DATED this                          day of                                          , 20                       .

(Signature of Holder)

Exhibit 10.29

Canaccord Genuity Corp.
1133 Melville Street, Suite 1200
Vancouver, BC
Canada V6E 4E5

T: 604.643.7300
TF: 800.663.1899
cgf.com

January 31, 2025

BY EMAIL:
Greg Lipschitz greg@oldstoneadvisors.com

STRICTLY PRIVATE AND CONFIDENTIAL

Firefly Neuroscience, Inc.
1100 MILITARY ROAD,
KENMORE, NY, 14217

Attention:
Greg Lipschitz, CEO

RE:
FIREFLY NEUROSCIENCE, INC. (THE ?COMPANY?)
NON-BROKERED PRIVATE PLACEMENT OF UP TO 666,666 UNITS (THE ?UNITS?) OF THE
COMPANY AT A PRICE OF US$3.00 PER UNIT CLOSING: 292,770 UNITS

Dear Greg Lipschitz:

We confirm the sale of 292,770 Units of the Company pursuant to the Finder?s Fee Agreement dated January 31, 2025. Details of sales are as follows:

Number of Units

Price

Gross
Proceeds

292,770

US$3.00

US$878,310.00

Less: Finder?s commission of 7.5% on

130,000 Units

29,250.00

Wire Transfer Fee

100.00

NET PROCEEDS TO THE COMPANY

US$848,960.00

We will issue a bank wire in the amount of US$848,960.00, payable to Tingle Merrett LLP, in trust representing the net proceeds received from the sale of the Units against receipt by us of the following:

1.
292,770 common share and 292,770 share purchase warrants, exercisable to purchase an additional share of the
Company at a price of US$4.00 per share for a period of 36 months from closing. Registration instructions as per our earlier letter;

2.
20,832 warrants, exercisable to purchase an additional share of the Company at a price of US$4.00 per share for a period of 36 months from closing, representing the 7.5% Finder?s Warrants on 277,770 Units. Please see below for registration instructions; and

Offices in Canada are offices of Canaccord Genuity Corp., a member of the Canadian Investor Protection Fund and the Canadian
Investment Regulatory Organization (CIRO).
Offices in other countries are offices of other companies in the Canaccord Genuity group of companies. See
www.cgf.com/en/companies for more information.

3.
a copy of the Exchange?s conditional acceptance letter.

Registration instructions -
Warrants

Finder?s Warrants

1 x 20,832

CANACCORD GENUITY CORP.

The Stack, 1133 Melville Street, Suite 1200

Vancouver, BC, V6E 4E5

Yours truly,

CANACCORD GENUITY CORP.

Roderick Babia
Retail Syndication Associate

2

Exhibit 10.30

Date: |_|_|_|_|_|_|_|_|

Issuer's Name: Firefly Neurosciences Inc. Attention: Greg Lipschitz
Dear Sir:

This letter will confirm our various discussions, and, when executed, will constitute a legally binding agreement for the payment by
Firefly Neurosciences Inc. (the "Issuer") to Research Capital Corporation. (''RCC") of a finder's fee respecting the debt or equity financings in which the Investor or Investors listed in our registration instructions prior to closing (collectively referred to as the
"lnvestor(s)") or any of its clients or associates participate in (collectively, the "Financing(s)") until the closing date of thisfinancing.

We confirm that RCC introduced the lnvestor(s) to the Issuer as a possible funding source, including arranging various meetings between the Issuer and lnvestor(s) and assisting in the discussion of possible funding alternatives. In consideration for RCC's services in bringing the two parties together, the Issuer has agreed to pay to RCC a finder's fee (the "Fee") on any Financings which are ultimately arranged for the Issuer or its subsidiaries (the "Subsidiaries"), if any, by lnvestor(s), which fee shall consist of the following:

a)
a 7.5% cash fee based on the gross proceeds to Issuer or its Subsidiaries from a Financing, and;

b)
share purchase warrants equal to 7.5% of the number of securities issued under the Financing. The terms of the share purchase warrants are to be exercisable at $3.00 USO for a period of 3 years from the date of issuance.

The Fee is payable at each closing of the Financing, will be pro-rated to the amount raised under the offering which Investors participate. The Issuer agrees to give RCC three (3) business days written notice of any closing of the Financing, and will pay the Fee to RCC concurrently with such closing. For the purposes of this agreement "business day" shall mean any day on which the NASDAQ market is open for business.

The Issuer acknowledges that:

a.
RCC is not and has not acted as its agent in respect of the Financing, and the Fee is paid as consideration for RCC's services in introducing the lnvestor(s) and the Issuer only. RCC will not be providing any additional services in relation to the Financing;

b.
RCC will not be making any recommendations with respect to the Issuer or the Financing to any lnvestor(s) or potential investor(s);

c.
RCC will be paid the Fee upon closing of the Financing or a portion thereof;

d.
RCC has no obligations or responsibilities in respect of the Financing and completion of the Financing is the responsibility of the Issuer and lnvestor(s); and

e.
the Fee is payable to RCC irrespective of any other commissions or fees which the Issuer may pay to any broker or other third party, including lnvestor(s), in respect of the Financing.

PAGE: 1 of 2

In addition the Issuer agrees that the Issuer and its agents will not use RCC's name in any manner whatsoever in respect of the
Financing, other than as required by law, the rules of the NASDAQ market and/ or applicable regulatory authorities, as determined by the Issuer's counsel, or make any reference to RCC in any public disclosure or news releases without the prior written consent of RCC, such consent not to be unreasonably withheld or delayed. Issuer covenants with and to RCC that it will allow RCC and its counsel to conduct such inquiries with respect to Issuer and its Subsidiaries, affiliates and business which RCC deems necessary, but the Issuer acknowledges that RCC is not undertaking due diligence investigations to the extent that it would if it were acting as agent orunderwriter.

The Issuer represents and warrants to RCC asfollows:

a.
The Issuer and its Subsidiaries have been duly incorporated, amalgamated or continued and are validly existing under the laws of the jurisdiction of their incorporation, amalgamation or continuance; and

b.
If applicable, to the Issuer's knowledge, the documents filed under the Issuer's profile on Sedar+ a!
www.sedarplus.ca, which have been prepared by or on behalf of the Issuer (the "Public Record") are in all material respects accurate and omit no facts, the omission of which makes the Public Record, or any particulars therein, misleading or incorrect in any material respect.

RCC acknowledges that the Issuer has no obligation to accept any subscription agreement for securities executed by a potential lnvestor(s) and may, at its discretion reject a subscription without any liability to RCC at the Issuer's, sole and unfettered discretion.
RCC further acknowledges and agrees that the Fee, including the Issuer's obligation to pay same, is subject to approval of the
NASDAQ market and applicable securities laws.

RCC's NRD number is 3070.

If the foregoing accurately sets out your understanding of our agreement, please sign the acknowledgement below and return a signed copy of this letter to the undersigned by fax to (778) 373-4101 at your earliest convenience.

Yours truly,

RESEARCH CAPITAL CORPORATION

Signature

Irene Reichenauer, Capital Markets Administrative Coordinator
Name and Title

The foregoing terms are hereby acknowledged and agreed to this          day of          ,2025.

Per:
Firefly Neurosciences Inc.
Name of Issuer

Authorized Signatory

PAGE: 2 of 2

Exhibit 10.31

SECURITIES PURCHASE AGREEMENT

    This SECURITIES PURCHASE AGREEMENT (the ?Agreement?), dated as of June 16, 2025, between Firefly Neuroscience,
Inc., a Delaware corporation (the ?Company?), and each investor identified on the signature pages hereto (each, including its successors and assigns, an ?Investor? and collectively, the ?Investors?). Subject to the terms and conditions set forth in this Agreement and pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the ?1933 Act?), and/or Rule 506 promulgated thereunder, the Company desires to issue and sell to each Investor, and each Investor, severally and not jointly, desires to purchase from the
Company, securities of the Company as more fully described in this Agreement.

       THE PARTIES HEREBY AGREE AS FOLLOWS:

1.
Purchase and Sale of the Securities.

1.1
Sale and Issuance of the Securities.

                      (a)    Prior to the Closing (as defined below), the Company shall have authorized the sale and issuance to the Investors of 666,667 units (each a ?Unit? and, collectively, the ?Units?), consisting of (i) one (1) share of the Company?s common stock, par value $0.0001 per share (each a ?Share? and, collectively, the ?Shares?), and/or a prefunded warrant to purchase one (1)
Share at an exercise price of $0.0001 per share in the form of Exhibit A (the ?Prefunded Warrant?), (ii) one (1) five-year warrant to purchase a Share at an exercise price of $3.50 per share in the form of Exhibit B (a ?$3.50 Warrant?), (iii) one (1) five-year warrant to purchase a Share at an exercise price of $4.00 per share in the form of Exhibit C (a ?$4.00 Warrant?, and together with the Prefunded
Warrants and the $3.50 Warrants, the ?Warrants?), and (iv) the issuance of the Shares upon the exercise of the Warrants (collectively, the ?Warrant Shares?). The Shares, the Warrants and the Warrant Shares are collectively referred to herein as the ?Securities?.

                      (b)    Subject to the terms and conditions of this Agreement, the Investors agree to purchase at the Closing, and the Company agrees to sell and issue to the Investors at the Closing the number of Units set forth on the signature page hereto at a purchase price of US$3.00 per Unit.

              1.2         Closing; Delivery. Subject to the terms and conditions of this Agreement, the issuance of the Units shall take place remotely via the exchange of documents and signatures on a day on which the principal trading market for the Company?s common stock is open for trading (a ?Trading Day?) and on such day all conditions set forth in this Agreement have been satisfied (or waived as permitted herein) at such time as the Company and the Investors mutually agree upon, orally or in writing (which time and place are designated as the ?Closing? and such date, the ?Closing Date?).

                      (a)    On or prior to the Closing, the Company shall deliver to each Investor the following:

                          (i)    this Agreement duly executed by the Company;

1

                          (ii)    a copy of the irrevocable instructions (the ?Transfer Agent Instructions?) to the transfer agent of the Company (the ?Transfer Agent?) instructing the Transfer Agent to deliver evidence of the issuance of such Investor?s Shares as held in DRS book-entry form by the Transfer Agent and registered in the name of such Investor;

                          (iii)    if applicable, a Prefunded Warrant registered in the name of such Investor;

                          (iv)    the appropriate number of $3.50 Warrants based upon the amount of the Investor?s investment amount as set forth on the signature page hereto;

                          (v)    the appropriate number of $4.00 Warrants based upon the amount of the Investor?s investment amount as set forth on the signature page hereto;

                          (vi)     wire instructions for a bank account designated by the Company.

                      (b)    On or prior to the Closing, each Investor shall deliver to the Company the following:

                          (i)          this Agreement duly executed by such Investor; and

                          (ii)          the Investor?s subscription amount for the Units by wire transfer to the bank account designated by the Company; and

                          (iii)          a duly executed, correct, complete and accurate IRS Form W-8 or W-9 (or any successor form), as applicable.

              1.3         Use of Proceeds. The Company covenants and agrees that it shall use the net proceeds of the sale of Units hereunder as follows: the net proceeds will used for general corporate and working capital purposes and to pay any fees and expenses in connection with the issuance of the Units.

       2.         Representations and Warranties of the Company. The Company represents and warrants to each of the Investors that, except as set forth in the disclosure schedules attached to this Agreement (the ?Disclosure Schedules?), which disclosure schedules shall be deemed a part hereof and shall qualify any representation made herein to the extent of the disclosure contained in the corresponding section of the Disclosure Schedules, as of the date hereof and as of the Closing Date:

2

              2.1     Organization, Good Standing and Qualification. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction, except where the failure to be so qualified or in good standing, as the case may be, could not have or reasonably be expected to result in: (i) a material adverse effect on the legality, validity or enforceability of this Agreement or the Securities, (ii) a material adverse effect on the results of operations, assets, business, prospects or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole, or (iii) a material adverse effect on the Company?s ability to perform in any material respect on a timely basis its obligations under this Agreement or the Warrants (any of (i), (ii) or (iii), a ?Material Adverse Effect?). Other than the Persons set forth in Section
2.1 of the Disclosure Schedules, the Company has no Subsidiaries. ?Subsidiaries? means any Person in which the Company, directly or indirectly, (I) owns any of the outstanding share capital or holds any equity or similar interest of such Person or (II) controls or operates all or any part of the business, operations or administration of such Person, and each of the foregoing, is individually referred to herein as a ?Subsidiary. ?Person? means any individual, corporation, partnership, limited liability company, trust, unincorporated organization, government or agency or political subdivision thereof or any other entity.

              2.2    Authorization; Enforcement; Validity. The Company has the requisite power and authority to enter into and perform its obligations under this Agreement and the other Transaction Documents and to issue the Securities in accordance with the terms hereof and thereof. The execution and delivery of this Agreement and the other Transaction Documents by the Company, and the consummation by the Company of the transactions contemplated hereby and thereby (including, without limitation, the issuance of the Securities) have been duly authorized by the Company?s board of directors or other governing body, as applicable, and (other than the notice and/or application(s) to the Principal Market (as defined below) and each applicable trading market for the issuance and sale of the Securities and the listing of the Shares and Warrant Shares for trading thereon in the time and manner required thereby, and the filing of Form D with the U.S. Securities and Exchange Commission (the ?Commission?), if required, and such filings as are required to be made under applicable state securities laws (the ?Required Approvals?) no further consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority on the part of the
Company or its Subsidiaries, their respective boards of directors or their shareholders or other governing body. This Agreement has been, and the other Transaction Documents to which it is a party will be prior to the Closing, duly executed and delivered by the
Company, and each constitutes the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with its respective terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors? rights and remedies and except as rights to indemnification and to contribution may be limited by federal or state securities law. ?Transaction Documents? means, collectively, this Agreement, the Warrants and each of the other agreements and instruments entered into or delivered by any of the parties hereto in connection with the transactions contemplated hereby and thereby, as may be amended from time to time.

              2.3    Valid Issuance of the Securities. The Shares being purchased by the Investors hereunder, when issued, sold and delivered in accordance with the terms of this Agreement for the consideration expressed herein, will be duly and validly issued, fully paid and nonassessable and will be free of restrictions on transfer other than restrictions on transfer under this Agreement. The
Warrants being purchased by the Investors hereunder, when paid for and issued in accordance with this Agreement, will constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity. The Warrant Shares have been duly and validly reserved for issuance and, upon issuance in accordance with the terms of the Warrants, will be duly and validly issued, fully paid and nonassessable and will be free of restrictions on transfer other than restrictions on transfer under this Agreement, the Warrants and applicable state and federal securities laws.

3

              2.4    No Conflicts. The execution, delivery and performance of the Transaction Documents by the Company and the
consummation by the Company of the transactions contemplated hereby and thereby (including, without limitation, the issuance of the
Shares and the Warrant Shares and the reservation for issuance of the Warrant Shares) will not (i) result in a violation of the
Certificate of Incorporation of the Company, as amended to date (the ?Certificate of Incorporation?) (including, without limitation, any certificate of designation contained therein), bylaws or other organizational documents of the Company or any of its Subsidiaries, or any share capital or other securities of the Company or any of its Subsidiaries, (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) in any respect under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company or any of its Subsidiaries is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including, without limitation, foreign, federal and state securities laws and regulations and the rules and regulations of the Nasdaq Capital Market (the ?Principal Market?)
and including all applicable foreign, federal and state laws, rules and regulations, including the laws, rules and regulations of
Delaware) applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its
Subsidiaries is bound or affected.

              2.5    Offering. Subject to the truth and accuracy of each Investor?s representations and warranties set forth in
Section 3 of this Agreement, the offer, sale and issuance of the Securities as contemplated by this Agreement are exempt from the registration requirements of applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption. The issuance and sale of the Securities hereunder does not contravene the rules and regulations of the Principal Market or any other market or quotation system on which the
Company?s securities trade.

              2.6    No Integrated Offering. None of the Company, its Subsidiaries or any of their Affiliates, nor any Person acting on their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of the issuance of any of the 1933 Act, whether through integration with prior offerings or otherwise, or cause this offering of the Securities to require approval of shareholders of the Company for purposes of the 1933 Act or under any applicable shareholder approval provisions, including, without limitation, under the rules and regulations of any exchange or automated quotation system on which any of the securities of the Company are listed or designated for quotation. None of the Company, its Subsidiaries, their Affiliates nor any Person acting on their behalf will take any action or steps that would require registration of the issuance of any of the Securities under the 1933 Act (other than pursuant to the registration provisions of this
Agreement) or cause the offering of any of the Securities to be integrated with other offerings of securities of the Company. "Affiliate"
means, with respect to any specified Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with such Person. For purposes of this definition, "control" means the possession, direct or indirect, of the power to direct or cause the direction of the management or policies of a Person, whether through ownership of voting securities, by contract, or otherwise.

4

              2.7    SEC Documents; Financial Statements. Except as disclosed in the SEC Documents or would otherwise have a
Material Adverse Effect, during the one (1) year prior to the date hereof, the Company has timely filed all reports, schedules, forms, proxy statements, statements and other documents required to be filed by it with the SEC pursuant to the reporting requirements of the
Securities Exchange Act of 1934, as amended (the ?1934 Act?) (all of the foregoing filed prior to the date hereof and all exhibits and appendices included therein and financial statements, notes and schedules thereto and documents incorporated by reference therein being hereinafter referred to as the ?SEC Documents?). As of their respective dates, the SEC Documents complied in all material respects with the requirements of the 1934 Act and the rules and regulations of the SEC promulgated thereunder applicable to the SEC
Documents, and none of the SEC Documents, at the time they were filed with the SEC, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of their respective dates, the financial statements of the Company included in the SEC Documents complied in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto as in effect as of the time of filing. Such financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (?GAAP?), consistently applied, during the periods involved (except
(i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of the Company as of the dates thereof and the results of its operations and cash flows for the periods then ended
(subject, in the case of unaudited statements, to normal year-end audit adjustments which will not be material, either individually or in the aggregate). The reserves, if any, established by the Company or the lack of reserves, if applicable, are reasonable based upon facts and circumstances known by the Company on the date hereof and there are no loss contingencies that are required to be accrued by the
Statement of Financial Accounting Standard No. 5 of the Financial Accounting Standards Board which are not provided for by the
Company in its financial statements or otherwise. No other information provided by or on behalf of the Company to any of the
Investors which is not included in the SEC Documents (including, without limitation, information in the disclosure schedules to this
Agreement) contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein not misleading, in the light of the circumstance under which they are or were made. The Company is not currently contemplating to amend or restate any of the financial statements (including, without limitation, any notes or any letter of the independent accountants of the Company with respect thereto) included in the SEC Documents (the ?Financial Statements?), nor is the
Company currently aware of facts or circumstances which would require the Company to amend or restate any of the Financial
Statements, in each case, in order for any of the Financials Statements to be in compliance with GAAP and the rules and regulations of the SEC. The Company has not been informed by its independent accountants that they recommend that the Company amend or restate any of the Financial Statements or that there is any need for the Company to amend or restate any of the Financial Statements.

5

              2.8    Absence of Certain Changes. Except as disclosed in the SEC Documents, since the date of the Company?s most recent audited financial statements contained in a Form 10-K, there has been no material adverse change and no material adverse development in the business, assets, liabilities, properties, operations (including results thereof), condition (financial or otherwise) or prospects of the Company or any of its Subsidiaries. Since the date of the Company?s most recent audited financial statements contained in a Form 10-K, neither the Company nor any of its Subsidiaries has (i) declared or paid any dividends, (ii) sold any assets, individually or in the aggregate, outside of the ordinary course of business or (iii) made any capital expenditures, individually or in the aggregate, outside of the ordinary course of business. Except as disclosed in the Disclosure Schedules, neither the Company nor any of its Subsidiaries has taken any steps to seek protection pursuant to any law or statute relating to bankruptcy, insolvency, reorganization, receivership, liquidation or winding up, nor does the Company or any Subsidiary have any knowledge or reason to believe that any of their respective creditors intend to initiate involuntary bankruptcy proceedings or any actual knowledge of any fact which would reasonably lead a creditor to do so. The Company and its Subsidiaries, individually and on a consolidated basis, are not as of the date hereof, and after giving effect to the transactions contemplated hereby to occur at the Closing, will not be Insolvent (as defined below). For purposes of this Section 2.8, ?Insolvent? means, (i) with respect to the Company and its Subsidiaries, on a consolidated basis, (A) the present fair saleable value of the Company?s and its Subsidiaries? assets is less than the amount required to pay the
Company?s and its Subsidiaries? total Indebtedness (as defined below), (B) the Company and its Subsidiaries are unable to pay their debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured or (C) the
Company and its Subsidiaries intend to incur or believe that they will incur debts that would be beyond their ability to pay as such debts mature; and (ii) with respect to the Company and each Subsidiary, individually, (A) the present fair saleable value of the
Company?s or such Subsidiary?s (as the case may be) assets is less than the amount required to pay its respective total Indebtedness,
(B) the Company or such Subsidiary (as the case may be) is unable to pay its respective debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured or (C) the Company or such Subsidiary (as the case may be)
intends to incur or believes that it will incur debts that would be beyond its respective ability to pay as such debts mature. Neither the
Company nor any of its Subsidiaries has engaged in any business or in any transaction, and is not about to engage in any business or in any transaction, for which the Company?s or such Subsidiary?s remaining assets constitute unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted. ?Indebtedness?
means, with respect to any Person, (i) all obligations for borrowed money, (ii) all obligations evidenced by bonds, debentures, notes or similar instruments, (iii) all capital lease obligations, (iv) all obligations for the deferred purchase price of property or services.

              2.9    No Undisclosed Events, Liabilities, Developments or Circumstances. No event, liability, development or circumstance has occurred or exists, or is reasonably expected to exist or occur with respect to the Company, any of its Subsidiaries or any of their respective businesses, properties, liabilities, prospects, operations (including results thereof) or condition (financial or otherwise), that (i) would be required to be disclosed by the Company under applicable securities laws on a registration statement on
Form S-1 filed with the Commission relating to an issuance and sale by the Company of its common stock and which has not been publicly announced, (ii) could have a material adverse effect on any Investor?s investment hereunder or (iii) could have a Material
Adverse Effect.

6

              2.10    Capitalization. The authorized capital stock of the Company consists of 101,000,000 shares of capital stock, consisting of (i) 100,000,000 shares of common stock, par value $0.0001 per share and (ii) 1,000,000 shares of preferred stock, par value $0.0001 per share, of which, 12,861,100 shares of common stock are issued and outstanding as of May 14, 2025. Except as disclosed in the SEC Documents, the Company has not issued any capital stock since its most recently filed periodic report under the
1934 Act. No Person has any right of first refusal, preemptive right, right of participation, or any similar right to participate in the transactions contemplated by the Transaction Documents. The issuance and sale of the Securities will not obligate the Company to issue common stock or other securities to any Person (other than the Investors) and will not result in a right of any holder of Company securities to adjust the exercise, conversion, exchange or reset price under any of such securities. There are no outstanding securities or instruments of the Company or any Subsidiary that contain any mandatory redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company or any Subsidiary is or may become bound to redeem a security of the Company or such Subsidiary. The Company does not have any stock appreciation rights or ?phantom stock? plans or agreements or any similar plan or agreement. All of the outstanding shares of capital stock of the Company are duly authorized, validly issued, fully paid and nonassessable, have been issued in compliance with all foreign, federal and state securities laws.

              2.11    Litigation. Except as disclosed in the SEC Documents, there is no action, suit, proceeding or investigation pending or, to the Company?s knowledge, currently threatened against the Company or the Subsidiary that questions the validity of this Agreement or the Warrants, or the right of the Company to enter into such agreements, or to consummate the transactions contemplated thereunder, or that might result, either individually or in the aggregate, in any material adverse changes in the assets, condition or affairs of the Company or the Subsidiary, financially or otherwise, or any change in the current equity ownership of the
Company or the Subsidiary, nor is the Company or the Subsidiary aware that there is any basis for the foregoing. The foregoing includes, without limitation, actions, suits, proceedings or investigations pending or threatened (or any basis therefor known to the
Company) involving the prior employment of any of the Company?s or the Subsidiary?s employees, their use in connection with the
Company?s or the Subsidiary?s business of any information or techniques allegedly proprietary to any of their former employers or their obligations under any agreements with prior employers. Neither the Company nor the Subsidiary is a party or subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality. There is no action, suit, proceeding or investigation by the Company or the Subsidiary currently pending or that the Company intends to initiate.

              2.12    Transactions With Affiliates and Employees. Except as set forth in the SEC Documents and as set forth in
Section 2.12 of the Disclosure Schedule, none of the officers or directors of the Company or any Subsidiary and, to the knowledge of the Company, none of the employees of the Company or any Subsidiary is presently a party to any transaction with the Company or any Subsidiary (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, providing for the borrowing of money from or lending of money to or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee, stockholder, member or partner, in each case in excess of US$120,000 other than for (i) payment of salary or consulting fees for services rendered, (ii) reimbursement for expenses incurred on behalf of the Company and (iii) other employee benefits, including stock option agreements under any stock option plan of the Company.

7

              2.13    Sarbanes-Oxley; Internal Accounting Controls. The Company and the Subsidiaries are in material compliance with any and all applicable requirements of the Sarbanes-Oxley Act of 2002 that are effective as of the date hereof, and any and all applicable rules and regulations promulgated by the Commission thereunder that are effective as of the date hereof and as of the
Closing Date. The Company and the Subsidiaries maintain internal control over financial reporting (as such term is defined in Rule
13a-15(f) under the 1934 Act) that is effective to provide reasonable assurance that: (i) transactions are executed in accordance with management?s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP or any other criteria applicable to such statements, and to maintain accountability for assets, (iii)
access to assets is permitted only in accordance with management?s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company and the Subsidiaries have established and maintained disclosure controls and procedures (as defined in
1934 Act Rules 13a-15(e) and 15d-15(e)) for the Company and the Subsidiaries and designed such disclosure controls and procedures to ensure that information required to be disclosed by the Company in the reports it files or submits under the 1934 Act is recorded, processed, summarized and reported, within the time periods specified in the Commission?s rules and forms. The Company?s certifying officers have evaluated the effectiveness of the disclosure controls and procedures of the Company and the Subsidiaries as of the end of the period covered by the most recently filed periodic annual report under the 1934 Act (such date, the ?Evaluation
Date?). The Company presented in its most recently filed periodic annual report under the 1934 Act the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date. Since the Evaluation Date, except as set forth in Section 2.13 of the Disclosure Schedule, there have been no changes in the internal control over financial reporting (as such term is defined in the 1934 Act) of the Company and its Subsidiaries that have materially affected, or is reasonably likely to materially affect, the internal control over financial reporting of the Company and its Subsidiaries.

              2.14    Investment Company. The Company is not, and is not an Affiliate of, and immediately after receipt of payment for the Securities, will not be or be an Affiliate of, an ?investment company? within the meaning of the Investment Company
Act of 1940, as amended. The Company shall conduct its business in a manner so that it will not become an ?investment company?
subject to registration under the Investment Company Act of 1940, as amended.

              2.15    Listing and Maintenance Requirements. The Company?s common stock are registered pursuant to Section
12(b) of the 1934 Act, and, except as set forth in Section 2.15 of the Disclosure Schedules, the Company has taken no action designed to, or which to its knowledge is likely to have the effect of, terminating the registration of the Shares under the 1934 Act nor has the
Company received any notification that the Commission is contemplating terminating such registration. Except as set forth in the SEC
Documents or Section 2.15 of the Disclosure Schedules, the Company has not in the 12 months preceding the date hereof received notice from the Principal Market or any other trading Market on which the Shares are or have been listed or quoted to the effect that the Company is not in compliance with the listing or maintenance requirements of such Principal Market or other trading market.
Except as set forth in the SEC Documents or Section 2.15 of the Disclosure Schedules, the Company is, and has no reason to believe that it will not in the foreseeable future continue to be, in compliance with all such listing and maintenance requirements. The Shares are currently eligible for electronic transfer through the Depository Trust Company or another established clearing corporation and the
Company is current in payment of the fees to the Depository Trust Company (or such other established clearing corporation) in connection with such electronic transfer.

8

              2.16    Application of Takeover Protections. No control share acquisition, business combination, poison pill
(including any distribution under a rights agreement) or other similar anti-takeover provision under the Company?s Certificate of
Incorporation (or similar charter documents) or the laws of the State of Delaware that is or could become applicable to the Investors as a result of the Investors and the Company fulfilling their obligations or exercising their rights under the Transaction Documents, including without limitation as a result of the Company?s issuance of the Securities and the Investors? ownership of the Securities, is applicable to the Company.

              2.17    Tax Status. Except for matters that would not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect, the Company and its Subsidiaries each (i) has made or filed all United States federal, state and local income and all foreign income and franchise tax returns, reports and declarations required by any jurisdiction to which it is subject, (ii) has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations and (iii) has set aside on its books provision reasonably adequate for the payment of all material taxes for periods subsequent to the periods to which such returns, reports or declarations apply. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the officers of the Company or of any
Subsidiary know of no basis for any such claim.

              2.18    No General Solicitation. Neither the Company nor any Person acting on behalf of the Company has offered or sold any of the Securities by any form of general solicitation or general advertising. The Company has offered the Securities for sale only to the Investors and certain other ?accredited investors? within the meaning of Rule 501 under the 1933 Act

              2.19    Foreign Corrupt Practices. Neither the Company nor any Subsidiary, nor to the knowledge of the Company or any Subsidiary, any agent or other Person acting on behalf of the Company or any Subsidiary, has (i) directly or indirectly, used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to foreign or domestic political activity, (ii)
made any unlawful payment to foreign or domestic government officials or employees or to any foreign or domestic political parties or campaigns from corporate funds, (iii) failed to disclose fully any contribution made by the Company or any Subsidiary (or made by any Person acting on its behalf of which the Company is aware) which is in violation of law, or (iv) violated in any material respect any provision of FCPA.

9

              2.20    No Disagreements with Accountants and Lawyers. There are no disagreements of any kind presently existing, or reasonably anticipated by the Company to arise, between the Company and the accountants and lawyers formerly or presently employed by the Company and the Company is current with respect to any fees owed to its accountants and lawyers which could affect the Company?s ability to perform any of its obligations under any of the Transaction Documents.

              2.21    Acknowledgment Regarding Investors? Purchase of Securities. The Company acknowledges and agrees that the Investors are acting solely in the capacity of an arm?s length Investor with respect to the Transaction Documents and the transactions contemplated thereby. The Company further acknowledges that no Investor is acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated thereby and any advice given by any Investor or any of their respective representatives or agents in connection with the Transaction Documents and the transactions contemplated thereby is merely incidental to the Investors? purchase of the Securities. The Company further represents to the Investors that the Company?s decision to enter into this Agreement and the other Transaction Documents has been based solely on the independent evaluation of the transactions contemplated hereby by the Company and its representatives.

              2.22    Regulation M Compliance. The Company has not, and to its knowledge no one acting on its behalf has, (i)
taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any of the Securities, (ii) sold, bid for, purchased, or, paid any compensation for soliciting purchases of any of the Securities, or (iii) paid or agreed to pay to any Person any compensation for soliciting another to purchase any other securities of the Company.

              2.23    Office of Foreign Assets Control. Neither the Company nor any Subsidiary nor, to the Company's knowledge, any director, officer, agent, employee or Affiliate of the Company or any Subsidiary is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department.

              2.24    Money Laundering. The operations of the Company and its Subsidiaries are and have been conducted at all times in compliance with applicable U.S. and foreign financial record-keeping and reporting requirements, applicable money laundering statutes and applicable rules and regulations thereunder (collectively, the ?Money Laundering Laws?), and no Action (as
defined below), suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the
Company or any Subsidiary with respect to the Money Laundering Laws is pending or, to the knowledge of the Company or any
Subsidiary, threatened.

              2.25    No Disqualification Events. With respect to the Securities to be offered and sold hereunder in reliance on
Rule 506 under the 1933 Act, none of the Company, any of its predecessors, any Affiliated issuer, any director, executive officer, other officer of the Company participating in the offering hereunder, any beneficial owner of twenty percent (20%) or more of the
Company?s outstanding voting equity securities, calculated on the basis of voting power, nor any promoter (as that term is defined in
Rule 405 under the 1933 Act) connected with the Company in any capacity at the time of sale (each, an ?Issuer Covered Person? and, together, ?Issuer Covered Persons?) is subject to any of the ?Bad Actor? disqualifications described in Rule 506(d)(1)(i) to (viii) under the 1933 Act (a ?Disqualification Event?), except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3). The Company has exercised reasonable care to determine whether any Issuer Covered Person is subject to a Disqualification Event. The Company has complied, to the extent applicable, with its disclosure obligations under Rule 506(e), and has furnished to the Investors a copy of any disclosures provided thereunder.

10

              2.26    Disclosure. All of the disclosure furnished by or on behalf of the Company to the Investors regarding the
Company and its Subsidiaries, their respective businesses and the transactions contemplated hereby, is true and correct and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Company acknowledges and agrees that no
Investor makes or has made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Section 3 hereof.

3.
Representations and Warranties of the Investors. Each Investor hereby represents and warrants to the Company on the date hereof and on the Closing Date that:

              3.1    Authorization. Such Investor is either an individual or an entity duly incorporated or formed, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation with full right, corporate, partnership, limited liability company or similar power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder and thereunder. Such Investor has full power and authority to enter into this
Agreement, and the Agreement constitutes its valid and legally binding obligation, enforceable against such Investor in accordance with its terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors? rights generally, and (b) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies. The execution, delivery and performance of this Agreement by such
Investor and the consummation by it of the transactions contemplated thereby have been duly and validly authorized by all necessary all necessary corporate, partnership, limited liability company or similar legal action, as applicable, and no further consent or authorization of such Investor is required.

              3.2    No Conflict. The execution, delivery and performance of this Agreement by such Investor and the consummation by such Investor of the transactions contemplated thereby will not (a) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any material agreement to which such Investor is a party or by which such Investor is bound or to which any of the property or assets of such Investor is subject, (b) conflict with or result in any violation of the provisions of the organizational documents of such Investor, or (c) violate any statute, order, rule or regulation of any court or governmental agency or body having jurisdiction over such Investor or the property or assets of such Investor, except in the case of clauses (a) and (c), for such conflicts, breaches, violations or defaults as would not prevent the consummation of the transactions contemplated by this Agreement.

11

              3.3    Purchase Entirely for Own Account. This Agreement is made with such Investor in reliance upon such
Investor?s representation to the Company, which by such Investor?s execution of this Agreement such Investor hereby confirms, that the Securities will be acquired for investment for such Investor?s own account, not as a nominee or agent, and not with a view to the distribution of any part thereof in violation of the 1933 Act or any applicable federal or state securities laws, and that such Investor has no present intention of selling, granting any participation in or otherwise distributing the same. By executing this Agreement, such
Investor further represents that such Investor does not have any contract, undertaking, agreement or arrangement with any Person to sell, transfer or grant participations to such Person or to any third Person, with respect to any of the Securities. Such Investor is acquiring the Securities hereunder in the ordinary course of its business.

              3.4    Disclosure of Information. Such Investor believes it has received all the information it considers necessary or appropriate for deciding whether to purchase the Securities. Such Investor further represents that it has had an opportunity to ask questions and received answers from the Company regarding the terms and conditions of the offering of the Securities, the merits and risks of investing in the Securities and the business, properties, prospects and financial condition of the Company. Such Investor has sought such accounting, legal and tax advice as it has considered necessary to make an informed investment decision with respect to its acquisition of the Securities.

              3.5    Experience. Such Investor, either alone or together with its representatives, is an investor in securities of companies in the development stage and acknowledges that it is able to fend for itself, can bear the economic risk of its investment, and has such knowledge, sophistication and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Securities and has so evaluated the merits and risks of such investment. If other than an individual,
Investor also represents it has not been organized for the purpose of acquiring the Securities.

              3.6    InvestorStatus. At the time such Investor was offered the Securities, it was, and as of the date hereof it is, and on each date on which it exercises any Warrants, it will be either (i) an ?accredited investor? within the meaning of Rule 501(a)(1),
(a)(2), (a)(3), (a)(7), (a)(8), (a)(9), (a)(12), or (a)(13) under the Act or (ii) a ?qualified institutional buyer? as defined in Rule 144A(a)
under the 1933 Act.

              3.7    No Disqualification Events. Neither (A) the Investor, (B) any of its directors, managers, executive officers, other officers that may serve as a director, manager or officer of any company in which it invests, general partners or managing members, nor (C) any beneficial owner of the Company?s voting equity securities (in accordance with Rule 506(d) of the Act) held by the Investor is subject to any ?bad actor? disqualifications described in Rule 506(d)(1)(i) through (viii) under the Act.

12

              3.8    Restricted Securities. Such Investor understands that the Securities will be characterized as ?restricted securities? under the federal securities laws inasmuch as the Securities have been registered under the Act or under the ?blue sky?
laws of any jurisdiction and that under such laws and applicable regulations such securities may be resold only if registered pursuant to the Act or without registration under the Act, if eligible, pursuant to the provisions of Rule 144 promulgated by the Commission pursuant to the Act (?Rule 144?) or pursuant to another available exemption from the registration requirement of the Act. Such
Investor represents that it is familiar with Rule 144, and understands the resale limitations imposed thereby and by the Act. Such
Investor has been advised and understands that the Company, in issuing the Securities, is relying upon, among other things, the representations and warranties of such Investor contained in this Section 3 in concluding that such issuance is a ?private offering? and is exempt from the registration provisions of the Act. Such Investor is aware that the Company is under no obligation to effect any such registration with respect to the Securities, or to file for or comply with any exemption from registration, except as otherwise contemplated in this Agreement.

              3.9    Exculpation Among Investors. The Investor acknowledges that it is not relying upon any Person, firm or corporation in making its investment or decision to invest in the Company. Neither the Investor nor any of its controlling persons, officers, directors, partners, agents or employees shall be liable to any other equity holder in the Company for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Securities.

              3.10    Foreign Investors. If the Investor is not a United States person (as defined by Section 7701(a)(30) of the
Internal Revenue Code), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale or transfer of the Securities. The Investor?s subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Investor?s jurisdiction.

              3.11    No General Solicitation. Such Investor is not, to such Investor?s knowledge, purchasing the Securities as a result of any advertisement, article, notice or other communication regarding the Securities published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or, to the knowledge of such Investor, any other general solicitation or general advertisement.

              3.12    Residence. If the Investor is an individual, then the Investor resides in the state or province identified in the address of the Investor set forth on the signature page hereto; if the Investor is a partnership, corporation, limited liability company or other entity, then the office or offices of the Investor in which its principal place of business is identified in the address or addresses of the Investor set forth on the signature page hereto.

              3.13    Certain Fees. No fees or commissions are or will be payable by such Investor to brokers, finders or investment bankers with respect to the purchase of any of the Securities or the consummation of the transactions contemplated by this
Agreement. The Investor agrees that it will indemnify and hold harmless the Company from and against any and all claims, demands or liabilities for broker?s, finder?s, placement, or other similar fees or commissions incurred by such Investor or alleged to have been incurred by such Investor in connection with the purchase of the Securities or the consummation of the transactions contemplated by this Agreement.

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              3.14     Information. Such Investor shall cooperate reasonably with the Company to provide any information necessary for the Company to make any applicable filings, including but not limited to, filings with the Commission and pursuant to applicable state securities laws.

              3.15     Reliance by the Company. Such Investor understands that the Securities are being offered and sold in reliance on a transactional exemption from the registration requirements of federal and state securities laws and that the Company is relying upon the truth and accuracy of the representations, warranties, agreements, acknowledgments and understandings of such
Investor set forth herein in order to determine the applicability of such exemptions and the suitability of such Investor to acquire the
Securities.

4.
Other Agreements.

              4.1      Transfer Restrictions.

                    (a)    The Securities may only be disposed of in compliance with state and federal securities laws. In connection with any transfer of Securities other than pursuant to an effective registration statement or Rule 144, to the Company or to an Affiliate of an Investor or in connection with a pledge as contemplated in Section 4.1(c), the Company may require the transferor thereof to provide to the Company an opinion of counsel selected by the transferor and reasonably acceptable to the Company, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration of such transferred Securities under the 1933 Act. As a condition of transfer, any such transferee shall agree in writing to be bound by the terms of this Agreement and shall have the rights and obligations of an Investor under this Agreement.

                    (b)    The Investors agree to the imprinting, so long as is required by this Section 4.1, of a legend on any of the Securities that are certificated in substantially the following form:

[NEITHER] THIS SECURITY [NOR THE SECURITIES ISSUABLE UPON THE EXERCISE OF THIS SECURITY IS] HAS
[NOT] BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES
COMMISSION OF ANY STATE AND THIS SECURITY WAS ISSUED IN RELIANCE UPON AN EXEMPTION FROM THE
REGISTRATION REQUIREMENTS UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE ?SECURITIES ACT?)
AND SIMILAR EXEMPTIONS UNDER APPLICABLE STATE SECURITIES LAWS, AND, ACCORDINGLY, MAY NOT BE
OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES
ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE
REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE
SECURITIES LAWS. THIS SECURITY [AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS SECURITY] MAY
BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT WITH A REGISTERED BROKER-DEALER OR
OTHER LOAN WITH A FINANCIAL INSTITUTION THAT IS AN ?ACCREDITED INVESTOR? AS DEFINED IN RULE 501(a)
UNDER THE SECURITIES ACT OR OTHER LOAN SECURED BY SUCH SECURITIES.

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                    (c)    The Company acknowledges and agrees that an Investor may from time to time pledge pursuant to a bona fide margin agreement with a registered broker-dealer or grant a security interest in some or all of the Securities to a financial institution that is an ?accredited investor? as defined in Rule 501(a) under the 1933 Act and, if required under the terms of such arrangement, such Investor may transfer pledged or secured Securities to the pledgees or secured parties. Such a pledge or transfer would not be subject to approval of the Company and no legal opinion of legal counsel of the pledgee, secured party or pledgor shall be required in connection therewith. Further, no notice shall be required of such pledge. At the appropriate Investor?s expense, the
Company will execute and deliver such reasonable documentation as a pledgee or secured party of Securities may reasonably request in connection with a pledge or transfer of the Securities, the preparation and filing of any required prospectus supplement under Rule
424(b)(3) under the 1933 Act.

                    (d)    Certificates evidencing the Shares and the Warrant Shares shall not contain any legend (including the legend set forth in Section 4.1(b)) (i) while a registration statement covering the resale of such security is effective under the 1933 Act,
(ii) following any sale of such Shares or Warrant Shares pursuant to Rule 144, (iii) if such Shares or Warrant Shares are eligible for sale under Rule 144 without the requirement for the Company to be in compliance with the current public information requirements under Rule 144 and without volume or manner-of-sale restrictions, or (iv) if such legend is not required under applicable requirements of the 1933 Act (including judicial interpretations and pronouncements issued by the staff of the Commission) (the date on which any of the foregoing conditions are satisfied with respect to particular Shares or Warrant Shares, the ?Legend Removal Date?). The
Company shall cause its counsel to issue a legal opinion to the Transfer Agent or to the Investor promptly after the Legend Removal
Date if required by the Transfer Agent to effect the removal of the legend or if requested by an Investor. Following the Legend
Removal Date, or at such time as such legend is no longer required under this Section 4.1(d), the Company shall, no later than three
(3) Trading Days after delivery by an Investor to the Company or the Transfer Agent of a certificate representing the Shares or the
Warrant Shares issued with a restrictive legend, deliver or cause to be delivered to such Investor a certificate representing such Shares or Warrant Shares that is free from all restrictive and other legends. The Company shall not make any notation on its records or give instructions to the Transfer Agent that enlarge the restrictions on transfer set forth in this Section 4.1(d), and certificates for Shares and
Warrant Shares subject to legend removal hereunder shall be transmitted by the Transfer Agent to the Investor by crediting the account of the Investor?s prime broker with the Depository Trust Company system as directed by such Investor.

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                    (e)    In addition to such Investor?s other available remedies, the Company shall pay to an Investor, in cash, (i)
as partial liquidated damages and not as a penalty, for each US$1,000 of Shares or Warrant Shares delivered for removal of the restrictive legend and subject to Section 4.1(d), US$5 per Trading Day (increasing to US$10 per Trading Day five (5) Trading Days after such damages have begun to accrue) for each Trading Day after the Legend Removal Date until such certificate is delivered without a legend and (ii) if the Company fails to (a) issue and deliver (or cause to be delivered) to an Investor by the Legend Removal
Date a certificate representing the Shares or Warrant Shares so delivered to the Company by such Investor that is free from all restrictive and other legends and (b) if after the Legend Removal Date such Investor purchases (in an open market transaction or otherwise) Shares to deliver in satisfaction of a sale by such Investor of all or any portion of the number of Shares or Warrant Shares, or a sale of a number of Shares equal to all or any portion of the number of Shares or Warrant Shares that such Investor anticipated receiving from the Company without any restrictive legend, then, an amount equal to the excess of such Investor?s total purchase price
(including brokerage commissions and other out-of-pocket expenses, if any) for the Shares so purchased (the ?Buy-In Price?) over the product of (A) such number of Shares or Warrant Shares that the Company was required to deliver to such Investor by the Legend
Removal Date multiplied by (B) the lowest closing sale price of the Shares on any Trading Day during the period commencing on the date of delivery by such Investor to the Company of the applicable Shares or Warrant Shares and ending on the date of such delivery and payment under this clause (ii).

                    (f)    Each Investor, severally and not jointly with the other Investors, agrees with the Company that such
Investor will sell any Securities pursuant to either the registration requirements of the 1933 Act, including any applicable prospectus delivery requirements, or an exemption therefrom, and that if Securities are sold pursuant to a registration statement, they will be sold in compliance with the plan of distribution set forth therein, and acknowledges that the removal of the restrictive legend from certificates representing Securities as set forth in this Section 4.1 is predicated upon the Company?s reliance upon this understanding.

              4.2       Furnishing of Information. While any Investor holds Securities, the Company covenants to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to the 1934 Act.

              4.3       Integration. The Company shall not sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the 1933 Act) that would be integrated with the offer or sale of the Securities for purposes of the rules and regulations of any Trading Market such that it would require shareholder approval prior to the closing of such other transaction unless shareholder approval is obtained before the closing of such subsequent transaction.

              4.4      Securities Laws Disclosure; Publicity. The Company shall promptly file a Current Report on Form 8-K, including the Transaction Documents as exhibits thereto, with the Commission. From and after the issuance of the Form 8-K, the
Company represents to the Investors that it shall have publicly disclosed all material, non-public information delivered to any of the
Investors by the Company or any of its Subsidiaries, or any of their respective officers, directors, employees or agents in connection with the transactions contemplated by the Transaction Documents.

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              4.5    Indemnification of Investors. Subject to the provisions of this Section 4.5, the Company will indemnify and hold the Investors and their directors, officers, shareholders, members, partners, employees and agents (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title), each Person who controls the Investor (within the meaning of Section 15 of the 1933 Act and Section 20 of the 1934 Act), and the directors, officers, shareholders, agents, members, partners or employees (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title) of such controlling persons (each, a ?Investor Party?) harmless from any and all losses, liabilities, obligations, claims, contingencies, damages, costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys? fees and costs of investigation that any the Investor Party may suffer or incur as a result of or relating to (a) any breach of any of the representations, warranties, covenants or agreements made by the Company in this
Agreement or in the other Transaction Documents or (b) any Action instituted against the Investor Parties in any capacity, or any of them or their respective Affiliates, by any stockholder of the Company who is not an Affiliate of the Investor Party, with respect to any of the transactions contemplated by the Transaction Documents (unless such Action is solely based upon a material breach of the
Investor Party?s representations, warranties or covenants under the Transaction Documents or any agreements or understandings the
Investor Party may have with any such stockholder or any violations by the Investor Party of state or federal securities laws or any conduct by the Investor Party which constitutes fraud, gross negligence or willful misconduct). If any Action shall be brought against any Investor Party in respect of which indemnity may be sought pursuant to this Agreement, the Investor Party shall promptly notify the Company in writing, and the Company shall have the right to assume the defense thereof with counsel of its own choosing reasonably acceptable to the Investor Party. Any Investor Party shall have the right to employ separate counsel in any such Action and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of the Investor Party except to the extent that (i) the employment thereof has been specifically authorized by the Company in writing, (ii) the Company has failed after a reasonable period of time to assume such defense and to employ counsel or (iii) in such Action there is, in the reasonable opinion of
Investors? counsel, a material conflict on any material issue between the position of the Company and the position of the Investor
Party, in which case the Company shall be responsible for the reasonable fees and expenses of no more than one such separate counsel. The Company will not be liable to any Investor Party under this Agreement (y) for any settlement by an Investor Party effected without the Company?s prior written consent, which shall not be unreasonably withheld or delayed; or (z) to the extent, but only to the extent that a loss, claim, damage or liability is attributable to any Investor Party?s breach of any of the representations, warranties, covenants or agreements made by the Investor Party in this Agreement or in the other Transaction Documents. The indemnification required by this Section 4.5 shall be made by advancement of periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or are incurred. The indemnity agreements contained herein shall be in addition to any cause of action or similar right of any Investor Party against the Company or others and any liabilities the
Company may be subject to pursuant to law; provided, however, that no Investor shall be entitled to any double recovery of damages as a result of the exercise of any other such right.

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              4.6    Listing of Common Stock. The Company hereby agrees to take all action immediately prior to the date hereof to file a Listing of Additional Shares Notification Form with the Principal Market relating to the transaction contemplated hereby. The
Company will use commercially reasonable efforts to maintain the listing or quotation of the Shares on the Principal Market on which it is currently listed. The Company further agrees, if the Company applies to have its common stock traded on any other trading market, it will then include in such application all of the Shares and the Warrant Shares and will take such other action as is necessary to cause all of the Shares and the Warrant Shares to be listed or quoted on such other trading market as promptly as possible. The
Company will then take all action reasonably necessary to continue the listing and trading of its common stock on a Trading Market and will comply in all respects with the Company?s reporting, filing and other obligations under the bylaws or rules of the Principal
Market and any other trading market. The Company agrees to maintain the eligibility of the common stock for electronic transfer through the Depository Trust Company or another established clearing corporation, including, without limitation, by timely payment of fees to the Depository Trust Company or such other established clearing corporation in connection with such electronic transfer.

              4.7      Available Common Stock. As of the date of this Agreement, the Company has capacity under the rules and regulations of the Principal Market to issue up to 2,572,220 common stock without obtaining Shareholder Approval.

              4.8      Resale Registration.

                    (a)    The Company shall prepare and file with the Commission a registration statement on Form S-1 (or, if
Form S-1 is not then available to the Company, such other form as is then available to register the resale of the Shares and Warrant
Shares) covering the resale of all of the Shares and Warrant Shares issued pursuant to this Agreement (the ?Registration Statement?)
no later than sixty (60) calendar days following the Closing Date (the ?Filing Date?). The Company shall use commercially reasonable to cause the Registration Statement to be declared effective by the Commission as promptly as practicable, (the ?Effectiveness Date?).
If the Commission notifies the Company that it will not review the Registration Statement or has no comments thereto, the Company shall cause the Registration Statement to be declared effective no later than ten (10) Trading Days after the date on which the
Company receives such notification from the Commission. The Company shall also take all actions necessary to maintain the continuous effectiveness of the Registration Statement for so long as any Shares or Warrant Shares remain outstanding and are not freely tradable without restriction under Rule 144. The Company shall qualify or register such securities under applicable blue sky laws in such jurisdictions as reasonably requested by the Investors; provided, however, that the Company shall not be required to qualify to do business, subject itself to general service of process, or become subject to taxation in any such jurisdiction. The
Company shall bear all expenses related to the filing, registration, and effectiveness of the Registration Statement, other than underwriting discounts and commissions applicable to the resale of such securities by the Investors.

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                    (b)    The Company shall indemnify, defend and hold harmless each Investor, its affiliates, and their respective directors, officers, partners, members, managers, employees, agents and representatives, and each underwriter, if any, and each person, if any, who controls any Investor or underwriter within the meaning of the 1933 Act or the 1934 Act, against any and all losses, claims, damages, liabilities and expenses (including reasonable attorneys? fees and expenses) arising out of or based upon (i)
any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement, any prospectus or any amendment or supplement thereto, or (ii) any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same arise out of or are based upon information furnished in writing to the Company by such Investor or underwriter expressly for use therein. The Company shall also reimburse such persons for any legal or other expenses reasonably incurred in connection with investigating, defending or settling any such loss, claim, damage, liability or action. In the event that the foregoing indemnification is unavailable or insufficient to hold any such person harmless, then the Company shall contribute to the amount paid or payable by such person as a result of such losses, claims, damages, liabilities or expenses in such proportion as is appropriate to reflect the relative fault of the Company, on the one hand, and the Investor, underwriter or controlling person, on the other hand, in connection with the statements or omissions that resulted in such loss, claim, damage, liability or expense. The obligations of the Company under this Section 4.8(c) shall survive the completion of the offering and any termination of this Agreement.

              4.9    Certain Transactions and Confidentiality. Each of the Investors covenants that neither it nor any Affiliate acting on its behalf or pursuant to any understanding with it will execute any purchases or sales, including short sales of any of the
Company?s securities during the period commencing with the execution of this Agreement and ending at such time that the transactions contemplated by this Agreement are first publicly announced pursuant to the Form 8-K as described in Section 4.4. Each of the Investors covenants that until such time as the transactions contemplated by this Agreement are publicly disclosed by the
Company pursuant to the Form 8-K as described in Section 4.4, the Investor will maintain the confidentiality of the existence and terms of this transaction and the information included herein. Notwithstanding the foregoing and notwithstanding anything contained in this Agreement to the contrary, the Company expressly acknowledges and agrees that (i) none of the Investors makes any representation, warranty or covenant hereby that it will not engage in effecting transactions in any securities of the Company after the time that the transactions contemplated by this Agreement are first publicly announced pursuant to the Form 8-K as described in
Section 4.4, (ii) no Investor shall be restricted or prohibited from effecting any transactions in any securities of the Company in accordance with applicable securities laws from and after the time that the transactions contemplated by this Agreement are first publicly announced pursuant to the Form 8-K as described in Section 4.4 and (iii) no Investor shall have any duty of confidentiality or duty not to trade in the securities of the Company to the Company or its Subsidiaries after the issuance of the Form 8-K as described in Section 4.4. Notwithstanding the foregoing, in the case of an Investor that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of the Investor?s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of the Investor?s assets, the covenant set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Securities covered by this Agreement.

              4.10    Blue Sky Filings. The Company shall take such action as the Company shall reasonably determine is necessary in order to obtain an exemption for, or to qualify the Securities for, sale to the Investors at the Closing under applicable securities or ?Blue Sky? laws of the states of the United States, and shall provide evidence of such actions promptly upon request of any Investor.

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              4.11    Pledge of Securities. Notwithstanding anything to the contrary contained in this Agreement, the Company acknowledges and agrees that the Securities may be pledged by the Investors in connection with a bona fide margin agreement or other loan or financing arrangement that is secured by the Securities. The pledge of Securities shall not be deemed to be a transfer, sale or assignment of the Securities hereunder, and Investor effecting a pledge of Securities shall not be required to provide the
Company with any notice thereof or otherwise make any delivery to the Company pursuant to this Agreement or any other
Transaction Document. The Company hereby agrees to execute and deliver such documentation as a pledgee of the Securities may reasonably request in connection with a pledge of the Securities to such pledgee by an Investor.

              4.12    Reservation of Common Stock. So long as any of the Warrant Shares remain outstanding, the Company shall take all action necessary to at all times have authorized, and reserved for the purpose of issuance, no less than 100% of the maximum number of shares of common stock issuable upon exercise of all the Warrants (without regard to any limitations on the exercise of the
Warrants set forth therein).

              4.13    Restructure of Terms. In the event any changes in the terms of this Agreement or the Securities are required by a Trading Market, the Investors, in their sole discretion, may opt to terminate this Agreement or proceed with such terms as necessary to obtain all required approvals.

5.
Miscellaneous.

              5.1    Governing Law; Specific Enforcement; Submission to Jurisdiction; Waiver of Jury Trial.

                    (a)    This Agreement shall be governed by and construed in accordance with the internal laws of the State of
New York applicable to agreements made and to be performed entirely within such state, without regard to the conflicts of law principles of such state.

                    (b)    The parties hereto acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the courts described in this Section 5.1, without proof of damages or otherwise (in each case, subject to the terms and conditions of this Section 5.1) (and each party hereto acknowledges and agrees that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 5.1 shall not be required to provide any bond or other security in connection with any such order or injunction), this being in addition to any other remedy to which they are entitled at law or in equity. The parties hereto agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, or that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law.

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                    (c)    Each of the parties hereto irrevocably and unconditionally submits to the exclusive jurisdiction of the
Supreme Court of the State of New York, New York County, and the United States District Court for the Southern District of New
York, for the purposes of any demand, action, suit, countersuit, arbitration, inquiry, proceeding or investigation by or before any governmental entity or any arbitration or mediation tribunal (?Action?) or other proceeding arising out of this Agreement and the rights and obligations arising hereunder, and irrevocably and unconditionally waives any objection to the laying of venue of any such
Action or proceeding in any such court, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Action or proceeding has been brought in an inconvenient forum. Each party hereto agrees that service of any process, summons, notice or document by registered mail to such party?s respective address set forth on the signature pages attached hereto shall be effective service of process for any such Action or proceeding.

                    (d)    EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY
APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, CLAIM OR
OTHER PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS
AGREEMENT. EACH PARTY HERETO (i) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS
REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY
ACTION, CLAIM OR OTHER PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) IT UNDERSTANDS
AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (iii) IT MAKES SUCH WAIVER VOLUNTARILY AND
(iv) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS
AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5.1.

              5.2    Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one (1) and the same instrument. In the event that any signature is delivered by e-mail delivery of a ?.pdf? format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such ?.pdf? signature page were an original thereof.

              5.3    Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

              5.4    Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by e-mail or facsimile, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the respective parties at the addresses set forth on the signature pages attached hereto (or at such other addresses as shall be specified by notice given in accordance with this Section 5.4).

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              5.5    Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

              5.6    Aggregation of Stock. All Shares held or acquired by Affiliated entities or Persons shall be aggregated together for the purpose of determining the availability of any rights under this Agreement.

              5.7    Entire Agreement. This Agreement and the documents referred to herein constitute the entire agreement among the parties and no party shall be liable or bound to any other party in any manner by any warranties, representations or covenants except as specifically set forth herein or therein.

              5.8    Amendments; Waivers. No provision of this Agreement may be waived, modified, supplemented or amended except in a written instrument signed, in the case of an amendment, by the Company and the Requisite Holders or, in the case of a waiver, by the party against whom enforcement of any such waived provision is sought, provided that if any amendment, modification or waiver disproportionately and adversely impacts an Investor (or group of Investors), the consent of at least 50.1% in interest of the
Securities of such disproportionately impacted Investor (or group of Investors) shall also be required. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right. Any proposed amendment or waiver that disproportionately, materially and adversely affects the rights and obligations of the Investor relative to the comparable rights and obligations of the other Investors shall require the prior written consent of such adversely affected Investor. Any amendment effected in accordance with this Section 5.8 shall be binding upon each Investor and holder of Securities and the Company.

              5.9    Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns. The Company may not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Investor (other than by merger). The Investor may assign any or all of its rights under this Agreement to any Person to whom the Investor assigns or transfers any Securities, provided that such transferee agrees in writing to be bound, with respect to the transferred Securities, by the provisions of this Agreement and the Warrants that apply to the Investor.

              5.10    Further Assurances. Each of the Company and the Investors shall use its respective commercially reasonable efforts to take, or cause to be taken, all actions to assist and cooperate with the other parties hereto in doing all necessary items to consummate the transactions hereby contemplated.

              5.11    Fees. The Company shall be responsible for the payment of any transfer agent fees, DTC (fees or broker?s commissions (other than for Persons engaged by any Buyer) relating to or arising out of the transactions contemplated hereby. The
Company shall pay, and hold each Buyer harmless against, any liability, loss or expense (including, without limitation, reasonable attorneys? fees and out-of-pocket expenses) arising in connection with any claim relating to any such payment. Except as otherwise set forth in the Transaction Documents, each party to this Agreement shall bear its own expenses in connection with the sale of the
Securities to the Investors.

[Signature page follows]

22

     IN WITNESS WHEREOF, the parties hereto have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

FIREFLY NEUROSCIENCE, INC.
Address for Notice:

1100 Military Road
Kenmore, New York 14217
(888) 237-6412
By:__________________________
     Name: Greg Lipschitz
     Title: Chief Executive Officer

With a copy to (which shall not constitute notice):

Bevilacqua PLLC
Attention: Louis A. Bevilacqua, Esq.
1050 Connecticut Avenue, N.W., Suite 500
Washington, DC 20036
(202) 869-0888
Email: Lou@bevilacquapllc.com

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK
SIGNATURE PAGE FOR INVESTORS FOLLOWS]

       IN WITNESS WHEREOF, the undersigned have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Name of Investor: Roxy Capital Corp

Signature of Authorized Signatory of Investor: /s/ Eric Lazer_______________________

Name of Authorized Signatory: Eric Lazer

Title of Authorized Signatory: Director

Email Address of Authorized Signatory:

Address for Notice to Investor:20 Canal Beach, Old Fort Bay, P.O. Box N7776, Nassau, Bahamas 00000

Address for Delivery of Securities to Investor (if not same as address for notice):

Subscription Amount: US$         750,000

Number of Units Purchased:       250,000

       IN WITNESS WHEREOF, the undersigned have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Name of Investor: RJL18 Capital GP LLC

Signature of Authorized Signatory of Investor: /s/ Dean Lazer______________________

Name of Authorized Signatory: Dean Lazer

Title of Authorized Signatory: Director

Email Address of Authorized Signatory:

Address for Notice to Investor: 4701 North Meridian Rd, Unit 627, Miami Beach, FL, 33140

Address for Delivery of Securities to Investor (if not same as address for notice):

Subscription Amount: US$         450,000

Number of Units Purchased:       150,000

Exhibit A

Form of Prefunded Warrant

(See attached)

Exhibit B

Form of $3.50 Warrant

(See attached)

Exhibit C

Form of $4.00 Warrant

(See attached)

Exhibit 10.32

CONSULTING AGREEMENT

This AGREEMENT made as of the  16_.0d0ay of March, 2024.

BETWEEN:

FIREFLY NEOROSCIENCE INC., a corporation incorporated pursuant to the laws of Delaware, USA and its various subsidiaries and affiliates (hereinafter collectively referred to as the ?Corporation?)

- and ?

ALEX SPIRO, an individual resident in the State of _Florida         , United States of America (hereinafter referred to as the
?Consultant?)

       WHEREAS the Corporation requires certain consulting services as hereinafter set forth and the Consultant has agreed to provide such consulting services on and subject to the terms and conditions hereinafter contained;

       NOW THEREFORE in consideration of the premises set forth above and the mutual covenants and conditions hereinafter contained, the parties hereto agree as follows:

ARTICLE 1
NATURE OF SERVICES

1.1
Scope of Service

       Subject to the terms and conditions of this Agreement, the Consultant will perform certain services as described in Schedule
?A? hereto as well as such other related duties and responsibilities as may be assigned to the Consultant by the board of directors of the Corporation from time to time (the ?Services?).

1.2
Standard of Service

       The Consultant warrants that he has the competency, experience and skill necessary to perform the Services, that he shall use professional skill, expertise, diligence and care to ensure that all Services are scheduled and completed to the satisfaction of the
Corporation and that he shall provide the expertise and level of service, which by reason of his professional skill, expertise and experience, he knows to be necessary to ensure that the Services are properly performed in accordance with the highest industry standards and that the best interests of the Corporation are maintained. During the term of this Agreement, the Consultant shall not engage in or promote any illegal activity or otherwise cause damage to the business or reputation of the Corporation or its directors or officers.

       During the term of this Agreement, the Consultant covenants and agrees that he shall perform the Services in accordance with the terms of this Agreement and shall comply with the Corporation's policies in place from time to time. The Consultant shall be free to determine the hours of the day during which he will perform the Services; provided, however, that the Consultant agrees, to the extent possible, to make himself available to the directors and employees of the Corporation during their regularly scheduled hours or at specific times as requested by the Corporation. The Consultant acknowledges that the Services are to be completed on a timely basis and agrees that he shall schedule the performance of the Services in order to complete the Services on or prior to such dates as may be specified by the Corporation from time to time. The Corporation acknowledges that the Consultant has other current and/or anticipated business activities and interests outside of the Corporation and the Consultant is expressly permitted to continue these activities and acquire these sorts of interests subject only to the provisions of Article 2.

1.3
Independent Contractor

(a)
It is understood and agreed that the Consultant will provide services to the Corporation as an independent contractor, on a contract basis, and that nothing in this Agreement shall be construed to create a relationship of employer and employee between the Corporation and the Consultant. The Consultant acknowledges that he will not be an employee of the Corporation and accordingly will not be eligible to participate in any employee benefit plans of the
Corporation including, without limitation, life insurance, health care, disability income and dental plans.

(b)
It is acknowledged that the work product of the Consultant hereunder is the sole property of the Corporation and the
Consultant hereby assigns to the Corporation any proprietary interest and waives all moral rights they may be deemed to have in the work product of the Consultant relating to or resulting from the performance of the Services hereunder. The Consultant will, under no circumstances, use, copy, modify or disclose any such work product without the prior written consent of the Corporation.

(c)
In the event that the Consultant wishes to have any of these services performed hereunder by any other person, he shall obtain the written permission of the Board of Directors of the Corporation in advance of the performance of the services by that other person.

2

ARTICLE 2
CONFIDENTIALITY

2.1
Confidentiality Undertaking

(a)
The Consultant hereby agrees and acknowledges:

1)
that in the course of performing the Services, they will have access to and will be entrusted with detailed confidential information, intellectual property, software, patents, trade secrets concerning the business of the Corporation, potential acquisitions, data on fields and wells, techniques and other services evolved or used by the Corporation and its business partners as well as other related information;

2)
that confidential information includes any and all information not available to the general public;

3)
that the disclosure of any such confidential information to competitors or clients of the Corporation or to any member of the general public, would be highly detrimental to the best interests of the Corporation; and

4)
that the right to maintain the confidentiality of such confidential information, client lists, patents and trade secrets, and the right to preserve its goodwill, constitute proprietary rights which the Corporation is entitled to protect.

(b)
The Consultant covenants and agrees with the Corporation that, except with the prior written consent of the
Corporation, he will not, either during the term of this Agreement, or at any time thereafter, directly or indirectly disclose, divulge, reveal, report, publish or transfer any such confidential information, patents, and trade secrets to any person, outside of the Corporation, nor shall he use the same for any purpose other than for the purpose of performing the Services.

(c)
The Consultant shall, upon the request of the Corporation and upon termination of this Agreement, deliver to the
Corporation any and all documents, records, computers, computer disks, computer programs, data, software, system documentation, designs, manuals, databases, reports, notices, voice mail and any other materials or information, and copies thereof, which are in his possession or control which relate to the Person, business operations, customers, financing or activities of the Corporation which are not generally known to the public.

(d)
The Consultant agrees to disclose promptly, fully and in confidence to the Corporation or its nominee, all inventions, improvements or discoveries made or conceived by he during the term of this Agreement with the
Corporation either solely or jointly with others, in the performance of such Services or:

1)
with the use of the Corporation?s time, equipment, materials, supplies or facilities; or

3

2)
related to or suggested by trade secret information, other private or confidential matters acquired during the term of this Agreement, the business of the Corporation or the Corporation?s actual or demonstrably anticipated processes or research and development.

All such inventions, improvement or discoveries are referred to herein as "Subject Inventions".

(e)
The Consultant agrees that all Subject Inventions shall be the sole and exclusive property of the Corporation or its nominee.

(f)
Upon the request of the Corporation and in the form and manner prescribed by it, the Consultant agrees to assign the
Corporation, or its nominee, any and all rights, title and interest in all and to all Subject Inventions, provided, however, that inventions, improvements or discoveries produced entirely in the Consultant?s own time and:

1)
which do not relate:

(i)
to the business of the Corporation; or

(ii)
to the Corporation?s actual or demonstrably anticipated processes, research, acquisitions, or development; or

2)
which do not result from any work performed by the Consultant for the Corporation;

shall remain the Consultant?s sole and exclusive property and not subject to assignment hereby but are subject to disclosure to the Corporation.

(g)
Upon the request of the Corporation, the Consultant agrees to assist the Corporation or its nominee, at the
Corporation?s expense, during and after the term of this Agreement in every proper way:

1)
to obtain for the Corporation, patents for Subject Inventions other than those expressly excluded herein in any and all jurisdictions; and

2)
in any controversy or legal proceeding related to Subject Inventions, improvements or discoveries or to the patents resulting therefrom.

(h)
The Consultant agrees not to disclose at any time during or after his contractual relationship with the Corporation directly or indirectly, to any unauthorized person without the Corporation?s prior written permission, any knowledge not available to the public which the Consultant acquires respecting the Corporation?s inventions, designs, methods, financial and geologic models, systems, improvements, trade secrets, customer information or other private or confidential matters acquired during the term of this Agreement.

(i)
The Consultant represents that he has no agreement with or obligation to others in conflict with his obligations under this Agreement.

4

(j)
The Consultant agrees that all restrictions contained in this Section 2.1 are reasonable and valid and all defences to the strict enforcement thereof by the Corporation are hereby waived by the Consultant.

(k)
The Consultant agrees and acknowledges that his obligations under Sections 2.1 (d), (f) and (g) will survive the termination of this Agreement and remain in effect for a period of two (2) years from the date of termination of this
Agreement.

2.2
Injunction

       The Consultant acknowledges and agrees that the Corporation will suffer irreparable harm in the event that any of the obligations contained in this ARTICLE 2 are breached and that monetary damages will be inadequate to compensate the Corporation for the breach. Accordingly, the Consultant acknowledges and agrees that, in the event of a breach or threatened breach by the
Consultant of any of the provisions of this ARTICLE 2, the Corporation, in addition to and not in limitation of, any other rights, remedies or damages available to him at law or in equity, shall be entitled to an interim injunction, interlocutory injunction and permanent injunction in order to prevent or to restrain any such breach by the Consultant and in such circumstances, the Consultant agrees to, and will not contest, the granting of such injunction.

ARTICLE 3
PAYMENT TO THE CONSULTANT

3.1
Fees

The Corporation shall pay the Consultant during the Term of this Agreement for the Services provided hereunder (the "Consulting
Fee") an amount equal to US$79,578.00 per annum, payable within fifteen (15) days following presentation of an invoice by the
Consultant to the Corporation for such Services.

The Consulting fee shall be paid as follows:

(a)
$36,172 in common shares of the Corporation at a deemed price of USD$0.1852 per share (195,313 shares) to be issued immediately upon execution of this Agreement; and

(b)
$43,406 in common shares of the Corporation at a deemed price of USD$0.1852 per share (234,375 shares) to be issued monthly as to 19,531 shares per month in arears (with the final month being 19,534 shares.

       In addition, the Consultant shall be granted 432,034 series A performance warrants, each warrant exercisable into one common share of the Corporation until 4:30 p.m. (Toronto time) (the "Expiry Time") on June 15, 2028 (the "Expiry Date") at and for
a price of CDN$0.01 per Common Share to be vested in accordance with the vesting terms attached as Schedule ?A? hereto.

5

       Additional performance bonuses, stock options and targets may be established on an annual basis by the board of directors of the Corporation.

3.2
Expenses and Third Party Costs

       The Corporation agrees to reimburse the Consultant for, or to pay directly, all third-party costs incurred by the Consultant with the prior written authorization or approval of the Corporation.

3.3
Taxes

(a)
The Consultant represents and warrants to the Corporation that he is not a non-resident of United States of America for United States tax purposes.

(b)
The Consultant shall be responsible for all taxes payable by him as a result of the provision of the Services or which otherwise arise out of this Agreement and agrees to report, remit install and pay all such taxes, in accordance with the laws of the relevant jurisdiction, on a full and timely basis.

(c)
If the Corporation should ever be required by any governmental authority at any time to pay, on the Consultant's behalf, amounts assessed as income tax, employment insurance premiums, or other government levies, the
Consultant will, forthwith upon notice, reimburse the Corporation for such payment, together with interest and any penalties applicable thereto. The Consultant's obligations under this subsection 3.3(b) will survive the termination of this Agreement and remain in effect until the expiry of the period during which a notice of assessment or reassessment in respect of the taxes under dispute may be issued and any further periods during which such assessment or reassessment may be applied. The Corporation shall have a right of set-off in respect of any amount for which reimbursement is due.

ARTICLE 4
TERM AND TERMINATION

4.1
Term

(a)
The term of this Agreement will commence on March 15, 2024 and shall terminate on March 15, 2025 unless otherwise terminated in accordance with the terms of this Agreement.

(b)
Notwithstanding the foregoing, either the Consultant or the Corporation may terminate this Agreement at any time and for any reason upon giving to the other party 90 days written notice.

(c)
The Corporation may terminate this Agreement forthwith at any time without notice or payment in lieu of notice for cause, which shall include, without limitation:

(i)
failure to perform the Services in accordance with this Agreement;

6

(ii)
falsification or misrepresentation of any information related to this Agreement;

(iii)
wilful misconduct or gross negligence by the Consultant;

(iv)
inability to perform the Services by reason of a physical or mental disability or illness;

(v)
any illegal or criminal activity or any criminal charge or conviction against or on the part of the Consultant;
or

(vi)
any other act or omission involving serious misconduct or any act which causes material damage, or may cause material damage, to the reputation of the Corporation.

(d)
Upon termination of this Agreement, the Corporation will reimburse the Consultant for any third party costs previously authorized and approved pursuant to Section 3.2 hereof. No other payments will be due to the Consultant upon termination of this Agreement.

ARTICLE 5
WAIVER AND INDEMNITY

5.1
Liability

(a)
Except as provided herein, no party to this Agreement shall be liable for any loss or damage suffered by the other party in relation to the Services hereunder unless caused by gross negligence or wilful misconduct, in which case the negligent party shall indemnify and hold the other party harmless in respect of such loss or damage suffered.

(b)
The Services to be provided hereunder will be in accordance with the standard of service set out in Section l hereof, and the Consultant will, at the Corporation's option and at the Consultant's sole cost and expense, promptly correct any deficiencies identified by the Corporation in such Services.

5.2
Indemnity for Third Party Claims

(a)
Except as may be otherwise provided in this Agreement, the Consultant shall protect, indemnify and save harmless the Corporation and its directors, officers, employees, agents, representatives, invitees and subcontractors and, at the
Corporation's request, investigate and defend such entities from and against all claims, demands and causes of action, of every kind and character, without limitation including any reasonable legal expenses incurred by the
Consultant in connection therewith, arising in favour of or made by third parties on account of bodily injury, death or damage to or loss of their property resulting from any grossly negligent act or wilful misconduct of the Consultant or resulting from any breach of this Agreement.

7

(b)
Except as may be otherwise provided in this Agreement, the Corporation shall protect, indemnify and save harmless the Consultant and his representatives, invitees and subcontractors and, at the Consultant's request, investigate and defend such entities from and against all claims, demands and causes of action, of every kind and character, without limitation, arising in favour of or made by third parties on account of bodily injury, death or damage to or loss of their property resulting from any grossly negligent act or wilful misconduct of the Corporation or resulting from any breach of this Agreement.

5.3
Survival of Indemnities

       The terms of this ARTICLE 5 shall survive any termination or expiry of this Agreement.

ARTICLE 6
GENERAL

6.1
Notices

       Any Notice required to be given hereunder may be provided by personal delivery, by registered mail or by facsimile to the
Parties hereto at the following addresses:

       To the Corporation:

c/o TingleMerrett LLP
1250, 639 ? 5th Street, S.W.
Calgary, Alberta T2P 0M9

Attention:
Scott Reeves, Corporate Secretary

Email:
sreeves@tinglemerrett.com

       To the Consultant:

Address:
Alex spiro
2821 s bayshore dr
Miami FL 33133

Email:
Na

       Any Notice, direction or other instrument shall, if delivered, be deemed to have been given and received on the business day on which it was so delivered, and if not a business day, then on the business day next following the day of delivery, and, if mailed, shall be deemed to have been given and received on the fifth day following the day on which it was so mailed, and, if sent by facsimile transmission, shall be deemed to have been given and received on the next business day following the day it was sent. Either Party may change its address for Notice in the aforesaid manner.

6.2
Applicable Law

       This Agreement will be governed by the laws of the State of Delaware. If any provision or provisions of this Agreement are illegal or unenforceable under the State of Delaware, such provision or provisions shall be considered to be deleted and the remainder of this Agreement shall continue in full force and effect.

8

6.3
Assignment

       The Consultant shall not assign this Agreement or the whole or any portion of the Services undertaken hereunder. Upon written notice to the Consultant, the Corporation may assign this Agreement.

6.4
Successors and Assigns

       This Agreement shall enure to the benefit of and be binding upon the Corporation, its successors and assigns.

6.5
Headings

       The headings herein are for convenience of reference only and are not to be construed in any way as additions to or limitations of the covenants and agreements contained in this Agreement.

6.6
Time

       Time shall be of the essence hereof.

6.7
Entire Agreement

       This Agreement supersedes any other agreement between the parties relating to the matters within and constitutes the entire agreement of the parties.

6.8
Amendment

       No amendment of this Agreement shall be binding upon any party unless evidenced in writing executed by the party.

       This Agreement may be executed in as many counterparts as may be necessary, each of which so executed shall be deemed to be an original and each signed copy sent by facsimile or other means of electronic transmission producing a printed copy shall be deemed to be an original, and such counterparts together shall constitute one and the same document.

       IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered by their respective duly authorized representatives as of the day and year first above written.

FIREFLY NEUROSCIENCE INC.

Per:

Witness

ALEX SPIRO

9

SCHEDULE A
DESCRIPTION OF SERVICES

?
Make 2-3 introductions per month as requested by the company to potential strategic partners

?
Make 2-3 introductions per month as requested by the company to potential capital market partners

SCHEDULE B
SERIES A PERFORMANCE WARRANT VESTING TERMS

The Series A Warrants shall be vested, following the occurrence of the following:

1.
a Public Listing or equity raise of the Common Shares of the Corporation, in accordance with the following vesting schedule:

Vesting
Event
Market Capitalization1
Vested Warrants on Vesting
Event
#1
$200,000,000
432,034

1If Publicly traded, the Market Capitalization of the Shares must be maintained for a period for 3 consecutive trading days for the Vesting Event to be triggered.

Definitions:

"Market Capitalization" means the total dollar value of all outstanding Common Shares calculated by multiplying the number of Common Shares times the current Market Price.

"Market Price" means closing price of the Common Shares on the Stock Exchange.

"Public Listing" means the closing of: (i) a transaction resulting in the Shares being listed (directly or indirectly) on the
Nasdaq, NYSE, NEO, CSE Exchange or any other recognized US or Canadian securities exchange (a ?Stock Exchange?), including but not limited to an initial public offering, plan of arrangement, amalgamation, reverse take-over or other business combination pursuant to which the securities of the Corporation (or any resulting issuer or parent thereof) become listed on a
Stock Exchange.

2.
All unvested Series A Warrants shall be vested upon Change of Control.

"Change of Control" means "Change of Control" means, with respect to the Purchaser, the occurrence of any of the following:

a)
the purchase or acquisition of voting shares of the Corporation and/or securities convertible into voting shares of the
Purchaser or carrying the right to acquire voting shares of the Purchaser ("Convertible Securities") as a result of which a person, group of persons or persons acting jointly or in concert, or any Affiliates or Associates (as such terms are defined in the Securities Act (Ontario)) of any such person, group of persons or any of such persons acting jointly or in concert (collectively the "Holders") beneficially own or exercise control or direction over voting shares and/or
Convertible Securities of the Purchaser such that, assuming after the conversion of the Convertible Securities beneficially owned by the Holders thereof, would have the right to cast more than 50% of the votes attached to all voting shares of the Corporation; or

b)
approval by the shareholders of:

(i)
a liquidation, dissolution or winding up of the Corporation, or

(ii)
the sale, lease or exchange of all or substantially all of the assets of the Corporation, or

(iii)
an amalgamation, arrangement, merger or other consolidation or combination of the Corporation with another entity pursuant to which the shareholders of the Corporation immediately thereafter do not own securities of the successor or continuing entity which would entitle them to cast more than 50% of the votes attaching to all voting shares.

Exhibit 10.33

Share Issuance and Release of Liability Agreement

This Release of Liability ("Release") is made effective as of June 17, 2025, by and between:

Consultant / Employee: Charlotte Baumeister
Address:
Email:

and

Client/Company: Firefly Neuroscience Inc
Address: 1100 Military Road, NY

1. Purpose
The Consultant has provided certain professional services, advice, or deliverables (?Services?) to the Client. This Release confirms that the Consultant assumes full responsibility for their actions and releases the Client from liability related to the Consultant?s services. Upon signing this document, the Company will issue the Consultant / Employee 5,000 shares of common stock.

2. Release of Liability
The Consultant hereby releases, discharges, and holds harmless the Client, its officers, employees, contractors, and affiliates from any and all claims, demands, or causes of action arising from:

-    Any and all manner of action or actions, cause or causes of action, in law or in equity, suits, debts, liens, contracts, agreements, promises, liability, claims, demands, damages, losses, costs, attorneys? fees or expenses, of any nature whatsoever, known or unknown, fixed or contingent (hereinafter called ?Claims?), which the Consultant now has or may hereafter have against the
Company, or any of them, by reason of any matter, cause, or thing whatsoever from the beginning of time to the date hereof.
- Any injury, loss, or damage incurred by the Consultant during the course of the engagement.
- The nature, outcomes, or use of the services rendered.
- Any third-party claims connected to the Consultant's work or conduct.
- The Consultant is solely responsible for taxes in regards to the stock issuance.
- The Company confirms any options granted to the Consultant are governed by the respective options agreement. They will still be in effect based on the terms and conditions of their respective agreements.

3. Governing Law
This Release shall be governed by the laws of the State of Delaware, without regard to conflict of law principles.

4. Entire Agreement
This document constitutes the entire agreement between the parties concerning liability release and supersedes any prior understanding.

Signatures
Employee: Charlotte Baumeister

Signature:

Date:
17.06.2025

Client / Company Representative:

Signature:

Name &
Title:
Greg Lipschitz, CEO

Date:
June 17, 2025

Exhibit 10.34

SEPARATION AGREEMENT AND RELEASE

       This Separation Agreement and Release (this ?Agreement?) is made by and between Jason Dubraski (?Employee?) and
Firefly Neuroscience, Inc. (the ?Company?) (collectively referred to as the ?Parties? or individually referred to as a ?Party?).

RECITALS

WHEREAS, Employee was employed by Deel (the ?Employer?);

       WHEREAS, Employee signed an Employee Agreement with the Deel to provide services to the Company (the ?EPIA?) on
November 1, 2024;

WHEREAS, the Company will separate Employee?s employment with the Company effective
June 1, 2025 (the ?Separation Date?); and

       WHEREAS, the Company will pay Employee?s unused vacation (five days), and reimburse Employee for all legitimate submitted Expense Reports, through the Separation Date; and

       WHEREAS, Employee wishes to release any and all claims or disputes that he may have against the Company and/or any of the Releasees (as defined below), in exchange for the consideration set forth below.

       NOW, THEREFORE, in consideration of the mutual promises made herein, the Company and Employee hereby agree as follows:

AGREEMENT

1.
Consideration. In consideration of Employee?s execution of this Agreement and Employee?s fulfillment of all of its terms and conditions, and provided that Employee does not revoke the Agreement under Section 6 below, the Company agrees to provide consideration as follows:

a.
Severance Payments. A payment of forty-five thousand dollars ($45,000) inclusive of any accrued wages from June 1, 2025 through termination, less applicable withholding taxes, which will be paid within 15 calendar days from the date of a dually executed agreement. For greater clarity, the Company will deduct from the $45,000, any payments to the Employee from payroll from June 1st and onwards.

b.
Acknowledgment. Employee acknowledges that he is not otherwise entitled to the consideration set forth in this Section 1.

Equity Ownership. The Company will grant Employee an additional 8,216 shares of restricted stock of Firefly Neuroscience, Inc., no later than four weeks after the execution of this Agreement. The Company will take all necessary steps, at the Company?s sole expense, to release any restrictions and grant Employee unequivocal rights to all 16,432 shares granted Employee. The Company will submit a registration statement covering the 16,432 shares within four (4) months of execution of this agreement. For clarity, there is no lock-up agreement between the Company and the Employee, the restrictions are solely due to security laws.

2.
Benefits. Employee?s health insurance benefits shall cease on June1, 2025, subject to Employee?s right, at his own expense, to continue his health insurance under COBRA, if applicable, or state continuation coverage. Employee?s participation in all other benefits and incidents of employment, including, but not limited to, the accrual of bonuses/commissions, vacation, and paid time off, ceased as of the Separation Date.

3.
Payment of Salary and Receipt of All Benefits. Employee acknowledges and represents that, other than the consideration set forth in this Agreement, the Company has paid or provided all salary, wages, bonuses, reimbursable expenses, stock, stock options, vesting, and any and all other benefits and compensation due to Employee, if any.

4.
Release of Claims. Employee agrees that the foregoing consideration represents settlement in full of all outstanding obligations owed to Employee by the Company and its current and former officers, directors, employees, agents, investors, attorneys, shareholders, administrators, affiliates, benefit plans, plan administrators, parents, divisions, and subsidiaries, and predecessor and successor corporations and assigns (collectively, the ?Releasees?). Employee, on his own behalf and on behalf of his respective heirs, family members, executors, agents, and assigns, hereby and forever releases the Releasees from, and agrees not to sue concerning, or in any manner to institute, prosecute, or pursue, any claim, complaint, charge, duty, obligation, or cause of action relating to matters of any kind, whether presently known or unknown, suspected or unsuspected, that Employee may possess against any of the Releasees arising from any omissions, acts, facts, or damages that have occurred up until and including the
Effective Date of this Agreement, including, without limitation:

a.
Any and all claims relating to or arising from Employee?s employment relationship with the Company and the termination of that relationship;

b.
Any and all claims relating to, or arising from, Employee?s ownership of or right to purchase, or actual purchase of shares of stock of the Company, including, without limitation, any claims for fraud, misrepresentation, breach of fiduciary duty, breach of duty under applicable state corporate law, and securities fraud under any state or federal law;

c.
Any and all claims for wrongful discharge of employment; termination in violation of public policy; discrimination;
harassment; retaliation; breach of contract, both express and implied; breach of covenant of good faith and fair dealing, both express and implied; promissory estoppel; negligent or intentional infliction of emotional distress; fraud; negligent or intentional misrepresentation; negligent or intentional interference with contract or prospective economic advantage; unfair business practices; defamation; libel; slander; negligence; personal injury; assault; battery; invasion of privacy; false imprisonment; conversion; and disability benefits;

d.
Any and all claims for violation of any federal, state, or municipal statute, including, but not limited to, Title VII of the Civil
Rights Act of 1964; the Civil Rights Act of 1991; the Rehabilitation Act of 1973; the Americans with Disabilities Act of
1990; the Equal Pay Act; the Fair Labor Standards Act, except as prohibited by law; the Fair Credit Reporting Act; the Age
Discrimination in Employment Act; the Older Workers Benefit Protection Act; the Genetic Information Nondiscrimination
Act; the Employee Retirement Income Security Act of 1974; the Worker Adjustment and Retraining Notification Act; the
Family and Medical Leave Act, except as prohibited by law; the Sarbanes-Oxley Act of 2002; the Uniformed Services
Employment and Reemployment Rights Act; the Massachusetts Wage Act; the Massachusetts Equal Pay Act; the
Massachusetts Fair Employment Practices Act; the Massachusetts Civil Rights Act; the Massachusetts Equal Rights Law; the
Massachusetts Law Prohibiting Unlawful Discrimination; the Massachusetts Right to be Free from Sexual Harassment Law;
and the Massachusetts Discrimination Against Certain Persons on Account of Age Law;

e.
Any and all claims for violation of the federal or any state constitution;

f.
Any claim for any loss, cost, damage, or expense arising out of any dispute over the non- withholding or other tax treatment of any of the proceeds received by Employee as a result of this Agreement; and

g.
Any and all claims for attorneys? fees and costs.

Employee agrees that the release set forth in this section shall be and remain in effect in all respects as a complete general release as to the matters released. This release does not extend to any obligations incurred under this Agreement.

This release does not release claims that cannot be released as a matter of law, including, but not necessarily limited to, any
Protected Activity (with the understanding that any such filing or participation does not give Employee the right to recover any monetary damages against the Company; Employee?s release of claims herein bars Employee from recovering such monetary relief from the Company).

5.
Acknowledgment of Waiver of Claims Under ADEA. Employee understands and acknowledges that he is waiving and releasing any rights he may have under the Age Discrimination in Employment Act of 1967 (?ADEA?). Employee further acknowledges the following:

a.
Employee is not entitled to the consideration given for this waiver and release unless he signs and does not revoke this
Agreement;

b.
Employee should consult with an attorney prior to executing this Agreement;

c.
Employee has twenty-one (21) days within which to consider signing this Agreement;

d.
Employee has seven (7) days following his execution of this Agreement to revoke this Agreement (the ?Revocation Period?), which must be accomplished by a written notification to the individual signing this Agreement on the Company?s behalf;

e.
This Agreement shall not become effective until after the Revocation Period has expired;

f.
Nothing in this Agreement prevents or precludes Employee from challenging or seeking a determination in good faith of the validity of this waiver under the ADEA, nor does it impose any condition precedent, penalties, or costs for doing so, unless specifically authorized by federal law; and

g.
In the event Employee signs this Agreement and returns it to the Company in less than the 21- day period identified above,
Employee hereby acknowledges that he has freely and voluntarily chosen to waive the time period allotted for considering this Agreement.

    The Parties agree that changes to this Agreement, whether material or immaterial, do not restart the running of the 21-day consideration period referenced above.

6.
Unknown Claims. Employee acknowledges that he has been advised to consult with legal counsel and that he is familiar with the principle that a general release does not extend to claims that the releaser does not know or suspect to exist in his favor at the time of executing the release, which, if known by him/her, would have materially affected his settlement with the releasee. Employee, being aware of said principle, agrees to expressly waive any rights he may have to that effect, as well as under any other statute or common law principles of similar effect.

7.
Non-Defamation Employee agrees to refrain from any defamation, libel, or slander of any of the Releasees, including without limitation defamatory statements regarding the Company?s business, products, intellectual property, and financial standing (orally or in writing, anonymously or otherwise, including but not limited to blogs, social media, and employer review sites). The
Company agrees to refrain from any defamation, libel or slander of Employee, orally or in writing, anonymously or otherwise, including but not limited to blogs, social media, and employer review sites. Employee further agrees to refrain from any tortious interference with the contracts and relationships of any of the Releasees. Employee shall direct any inquiries by potential future employers to the Company?s human resources department, who shall confirm solely that Employee?s dates of employment, position held, and that Employee was in good standing at the time of his separation.

8.
No Pending or Future Lawsuits. Employee represents that he has no lawsuits, claims, or actions pending in his name, or on behalf of any other person or entity, against the Company or any of the other Releasees. Employee also represents that he does not intend to bring any claims on his own behalf or on behalf of any other person or entity against the Company or any of the other
Releasees.

9.
Continuing Obligations under the EPIA. Employee reaffirms and agrees to observe and abide by the surviving terms of the EPIA, specifically including the provisions regarding nondisclosure of the Company?s trade secrets and confidential and proprietary information and solicitation of employees, and any restrictive covenants contained therein.

10.
Company Property; Social Media. Employee represents that he has returned to the Company (or, with respect to any documents, files, software code or other information, permanently destroyed) all property that belongs to the Company, including (without limitation) (i) copies of documents that belong to the Company, (ii) files and software code stored on Employee?s computer(s)
that contain information belonging to the Company, (iii) log-in credentials to software and online services not otherwise in possession of the Company, and (iv) that Employee has not retained or kept copies or duplicates of any Company information.
Employee separately represents that he will not post on the web or social media platforms on behalf of the company after June 17,
2025.

11.
Confidentiality. Subject to Section 13 governing Protected Activity, employee agrees to maintain in confidence the existence of this Agreement, the consideration for this Agreement, and the terms of this Agreement (collectively referred to as ?Separation
Information?). Except as required by law, Employee may disclose Separation Information only to his immediate family members, the court in any proceeding regarding this Agreement, Employee?s counsel, and Employee?s tax advisor or accountant, and
Employee?s health care providers, to the extent they need to know the Separation Information. Employee agrees that he will not publicize, directly or indirectly, any Separation Information.

    Employee acknowledges and agrees that the confidentiality of the Separation Information is of the essence and a material term of this Agreement. If the Company proves that Employee breached this confidentiality provision, the Company shall be entitled to an award of its costs spent enforcing this provision, including reasonable attorneys? fees, regardless of whether the
Company can establish actual damages from Employee?s breach, except to the extent that such breach constitutes a legal action by Employee relating to the ADEA. Any individual breaches or disclosures shall not excuse Employee from his obligations hereunder, nor permit him to make additional disclosures. Employee represents and warrants that he has not disclosed, whether orally or in writing, directly or indirectly, any of the Separation Information to an unauthorized party.

12.
No Cooperation. Employee agrees not to act in any manner in which Employee believes is likely to, or a reasonable person should realize is likely to, damage the business of the Company. Employee further agrees that he will not knowingly encourage, counsel, or assist any attorneys or their clients in the presentation or prosecution of any disputes, differences, grievances, claims, charges, or complaints by any third party against any of the Releasees, unless under a subpoena or other court order to do so or as related directly to the ADEA waiver in this Agreement. Employee agrees both to immediately notify the Company upon receipt of any such subpoena or court order, and to furnish, within three (3) business days of its receipt, a copy of such subpoena or other court order. If approached by anyone for counsel or assistance in the presentation or prosecution of any disputes, differences, grievances, claims, charges, or complaints against any of the Releasees, Employee shall state no more than that he cannot provide counsel or assistance.

13.
Protected Activity Not Prohibited. Employee understands that nothing in this Agreement shall in any way limit or prohibit
Employee from engaging in any Protected Activity. ?Protected Activity? shall mean filing a charge, complaint, or report with, or otherwise communicating, cooperating, or participating in any investigation or proceeding that may be conducted by, any federal, state or local government agency or commission, including the Securities and Exchange Commission, the Equal Employment
Opportunity Commission, the Occupational Safety and Health Administration, and the National Labor Relations Board
(?Government Agencies?). Employee understands that in connection with such Protected Activity, Employee is permitted to disclose documents or other information as permitted by law, without giving notice to, or receiving authorization from, the
Company. Notwithstanding the foregoing, Employee agrees to take all reasonable precautions to prevent any unauthorized use or disclosure of any information that may constitute Company confidential information under the EPIA to any parties other than the
Government Agencies. Employee further understands that ?Protected Activity? does not include the disclosure of any Company attorney-client privileged communications or attorney work product. Any language in the EPIA regarding Employee?s right to engage in Protected Activity that conflicts with, or is contrary to, this section is superseded by this Agreement. In addition, pursuant to the Defend Trade Secrets Act of 2016, Employee is notified that an individual will not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that (i) is made in confidence to a federal, state, or local government official (directly or indirectly) or to an attorney solely for the purpose of reporting or investigating a suspected violation of law, or (ii) is made in a complaint or other document filed in a lawsuit or other proceeding, if (and only if)
such filing is made under seal. In addition, an individual who files a lawsuit for retaliation by an employer for reporting a suspected violation of law may disclose the trade secret to the individual?s attorney and use the trade secret information in the court proceeding, if the individual files any document containing the trade secret under seal and does not disclose the trade secret, except pursuant to court order. Finally, nothing in this Agreement constitutes a waiver of any rights Employee may have under the Sarbanes-Oxley Act or Section 7 of the National Labor Relations Act.

14.
No Admission of Liability. Employee understands and acknowledges that this Agreement constitutes a compromise and settlement of any and all actual or potential disputed claims by Employee. No action taken by the Company hereto, either previously or in connection with this Agreement, shall be deemed or construed to be: (a) an admission of the truth or falsity of any actual or potential claims or (b) an acknowledgment or admission by the Company of any fault or liability whatsoever to
Employee or to any third party.

15.
Breach. In addition to the rights provided in the ?Attorneys? Fees? section below, Employee acknowledges and agrees that any proven material breach of the EPIA or of this Agreement, unless such breach constitutes a legal action by Employee challenging or seeking in good faith a determination of the validity of the ADEA waiver herein, shall entitle the Company immediately to recover and/or cease providing the consideration provided to Employee under this Agreement and to obtain damages, except as provided by law.

16.
Costs. The Parties shall each bear their own costs, attorneys? fees, and other fees incurred in connection with the preparation of this Agreement.

17.
ARBITRATION. THE PARTIES AGREE THAT ANY AND ALL DISPUTES ARISING OUT OF THE TERMS OF THIS
AGREEMENT, THEIR INTERPRETATION, AND ANY OF THE MATTERS HEREIN RELEASED, SHALL BE
SUBMITTED ONLY TO ARBITRATION IN NEW YORK COUNTY, NEW YORK BEFORE THE AMERICAN
ARBITRATION ASSOCIATION, PURSUANT TO ITS EMPLOYMENT ARBITRATION RULES & PROCEDURES (?AAA
RULES?). THE ARBITRATOR MAY GRANT INJUNCTIONS AND OTHER RELIEF IN SUCH DISPUTES. THE
ARBITRATOR SHALL ADMINISTER AND CONDUCT ANY ARBITRATION IN ACCORDANCE WITH NEW YORK
AND FEDERAL LAW, AND THE ARBITRATOR SHALL APPLY SUBSTANTIVE AND PROCEDURAL NEW YORK
LAW TO ANY DISPUTE OR CLAIM, WITHOUT REFERENCE TO ANY CONFLICT-OF-LAW PROVISIONS OF ANY
JURISDICTION. TO THE EXTENT THAT THE AAA RULES CONFLICT WITH NEW YORK AND/OR FEDERAL LAW,
NEW YORK AND/OR FEDERAL LAW SHALL TAKE PRECEDENCE. THE DECISION OF THE ARBITRATOR SHALL
BE FINAL, CONCLUSIVE, AND BINDING ON THE PARTIES TO THE ARBITRATION. THE PARTIES AGREE THAT
THE PREVAILING PARTY IN ANY ARBITRATION SHALL BE ENTITLED TO INJUNCTIVE RELIEF IN ANY COURT
OF COMPETENT JURISDICTION TO ENFORCE THE ARBITRATION AWARD. THE ARBITRATOR SHALL HAVE THE
AUTHORITY AWARD ATTORNEYS? FEES AND COSTS TO THE PREVAILING PARTY, EXCEPT AS PROHIBITED BY
LAW. THE PARTIES HEREBY AGREE TO WAIVE THEIR RIGHT TO HAVE ANY DISPUTE BETWEEN THEM
RESOLVED IN A COURT OF LAW BY A JUDGE OR JURY. NOTWITHSTANDING THE FOREGOING, THIS SECTION
WILL NOT PREVENT EITHER PARTY FROM SEEKING INJUNCTIVE RELIEF (OR ANY OTHER PROVISIONAL
REMEDY) FROM ANY COURT HAVING JURISDICTION OVER THE PARTIES AND THE SUBJECT MATTER OF
THEIR DISPUTE RELATING TO THIS AGREEMENT AND THE AGREEMENTS INCORPORATED HEREIN BY
REFERENCE. SHOULD ANY PART OF THE ARBITRATION AGREEMENT CONTAINED IN THIS PARAGRAPH
CONFLICT WITH ANY OTHER ARBITRATION AGREEMENT BETWEEN THE PARTIES, THE PARTIES AGREE THAT
THIS ARBITRATION AGREEMENT SHALL GOVERN.

18.
No Representations. Employee represents that he has had an opportunity to consult with an attorney and to adequately investigate information material to entering this agreement; has carefully read this Agreement; and understands the scope and effect of the provisions of this Agreement. Employee has not relied upon any representations or statements made by the Company or any of its shareholders, officers or directors that are not specifically set forth in this Agreement, and expressly disclaims reliance on any such representation or statement, as well as reliance on any alleged failure to disclose information that might otherwise be material to his decision to enter into this Agreement.

19.
No Waiver. The failure by the Company to insist upon the performance of any provision of this Agreement, or the failure to prosecute any breach of any of the terms of this Agreement, shall not be construed as a waiver of any such terms or conditions.
This Agreement shall remain in full force and effect as if no such forbearance or failure had occurred.

20.
Severability and Successors. If one or more of the provisions in this Agreement are deemed void or unenforceable by law, then the remaining provisions will continue in full force and effect. The terms of this Agreement shall be binding upon, and inure to the benefit of, the parties? heirs, successors, and assigns.

21.
Attorneys? Fees. Except with regard to a legal action challenging or seeking a determination in good faith of the validity of the waiver herein under the ADEA, in the event that either Party brings an action to enforce or effect its rights under this Agreement, the prevailing Party shall be entitled to recover its costs and expenses, including the costs of mediation, arbitration, litigation, court fees, and reasonable attorneys? fees incurred in connection with such an action.

22.
Entire Agreement. This Agreement, together with the surviving provisions of the EPIA, and the Option Agreements, represents the entire agreement and understanding between the Company and Employee concerning the subject matter of this Agreement and
Employee?s employment with and separation from the Company and the events leading thereto and associated therewith, and supersedes and replaces any and all prior agreements and understandings concerning the subject matter of this Agreement and
Employee?s relationship with the Company.

23.
No Oral Modification. This Agreement may only be amended in a writing signed by Employee and the Company?s Chief
Executive Officer.

24.
Governing Law. This Agreement shall be governed by the laws of the State of New York, without regard to choice of law provisions. Employee consents to personal and exclusive jurisdiction in the State of New York.

25.
Effective Date. This Agreement shall be null and void if not executed by Employee within twenty-one (21) days. Employee has seven (7) days after signing this Agreement to revoke it. This Agreement will become effective on the eighth (8th) day after
Employee signed this Agreement, provided it has been signed by the Company before that date (the ?Effective Date?).

26.
Counterparts. This Agreement may be executed in counterparts and by facsimile, and each counterpart and facsimile shall have the same force and effect as an original and shall constitute an effective, binding agreement on the part of each of the undersigned.

27.
Voluntary Execution of Agreement. Employee understands and agrees that he executed this Agreement voluntarily, without any duress or undue influence on the part or behalf of the Company or any third party, with the full intent of releasing all of his claims against the Company and any of the other Releasees. Employee acknowledges that:

a.
he has read this Agreement;

b.
he has been represented in the preparation, negotiation, and execution of this Agreement by legal counsel of his own choice or has elected not to retain legal counsel;

c.
he understands the terms and consequences of this Agreement and of the releases it contains; and

d.
he is fully aware of the legal and binding effect of this Agreement.

[signature page follows]

       IN WITNESS WHEREOF, the Parties have executed this Agreement on the respective dates set forth below.

Jason DuBraski
, an individual
Dated: 06/11/2025

FIREFLY NEUROSCIENCE, INC

Dated: June 11, 2025
By:

Greg Lipschitz, its Chief Executive Officer

Exhibit 21.1

SUBSIDIARES OF FIREFLY NEUROSCIENCE, INC.

Subsidiary

Country of Incorporation
Firefly Neuroscience 2023, Inc.

Delaware (United States)
Firefly Neuroscience Ltd.

Israel
Firefly Neuroscience Canada

Canada
Elminda 2022 Inc.

Delaware (United States)
Elminda Canada Inc.

Canada
Evoke Neuroscience, Inc.

Delaware (United States)